UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Ricardo Gómez Barredo

Calle Azul, 4

28050 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, telephone, e-mail and /or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-212729) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, the “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Interim Consolidated Financial Statements” means our unaudited interim consolidated financial statements as of June 30, 2016 and for the six-month periods ended June 30, 2016 and June 30, 2015 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA, unless otherwise indicated or the context otherwise requires.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and includes statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•	“Business Overview”;

•	“Selected Statistical Information” and

•	“Operating and Financial Review and Prospects”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, Turkey, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union;

•	the monetary, interest rate and other policies of central banks in the EU, Spain, the United States, Mexico, Turkey and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•	adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policies;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings or in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions (including the recent acquisition of an additional stake in Türkiye Garanti Bankası A.Ş. and the acquisition of Catalunya Banc, S.A.) divestitures, mergers and strategic alliances;

•	our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•	the performance of our international operations and our ability to manage such operations;

•	weaknesses or failures in our Group’s internal processes, systems (including information technology systems) and security;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (as amended or supplemented from time to time, “Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS.

Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB are not material for the six months ended June 30, 2016 and June 30, 2015. Accordingly, the Interim Consolidated Financial Statements included in this report on Form 6-K have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB.

Changes in operating segments

On July 27, 2015, we acquired 62,538,000,000 shares (in the aggregate) of the Turkish bank Türkiye Garanti Bankası A.Ş. (“Garanti”) from Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk, under certain agreements entered into on November 19, 2014. Following this acquisition, we hold 39.90% of Garanti’s share capital and fully consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity.

This acquisition resulted in certain changes in our operating segments. In particular, since January 1, 2015, our former Eurasia segment has been recast into the following two segments: Turkey, which consists of our stake in Garanti (25.01% until July 27, 2015 and 39.90% since July 27, 2015), and Rest of Eurasia, which includes the retail and wholesale businesses carried out in Europe and Asia, other than in Spain and Turkey.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each six-month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	Unless otherwise stated, any reference to loans refers to both loans and advances.

•	Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

Venezuela

The local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan bolivar and they are converted into euros for purposes of preparing the Interim Consolidated Financial Statements. Venezuela has strict foreign exchange restrictions and different exchange rates in place.

In past years, we have used different exchange rates to prepare the Group’s consolidated financial statements:

•	Until January 1, 2014, we used the CADIVI exchange rate (named after the acronym, in Spanish, of the Foreign Exchange Administration Commission, currently the National Center for Foreign Trade or

CENCOEX). As of December 31, 2013 the exchange rate was 8.68 Venezuelan bolivars per euro. For purposes of preparing our consolidated financial statements as of and for the year ended December 31, 2013 we used the CADIVI exchange rate.

•	In 2014 the Venezuelan government approved a new exchange rate system referred to as the “foreign-currency system”, in which the exchange rate against the U.S. dollar was determined in an auction which was open to both individuals and companies, resulting in an exchange rate that fluctuated from auction to auction and was published on the website of the Complementary Currency Administration System (SICAD I). Subsequently, in July 2014, the Venezuelan government established a new type of auction called SICAD II only applicable to certain types of transactions and not applicable to credit institutions. As of December 31, 2014 the applicable exchange rate (SICAD I) was 14.71 Venezuelan bolivars per euro. For purposes of preparing our consolidated financial statements as of and for the year ended December 31, 2014 we used the SICAD I exchange rate.

•	On February 10, 2015, the Venezuelan government announced the cancellation of SICAD II and its combination with SICAD I in order to create a new SICAD and the creation of a new foreign-currency system called SIMADI. The Group used the SIMADI exchange rate starting in March 2015 for purpose of the Group’s interim financial statements. The SIMADI exchange rate increased rapidly until approximately 218 Venezuelan bolivars per euro and stabilized during the second half of 2015 reaching 216.3 Venezuelan bolivars per euro as of December 31, 2015. However, as explained below, we have not used this exchange rate to prepare the Group’s Interim Consolidated Financial Statements.

•	Our Board of Directors considered that the use of the SIMADI exchange rate as of December 31, 2015 for preparing the Interim Consolidated Financial Statements would not lead to an accurate picture of the consolidated financial statements of the Group or the financial position of the Group subsidiaries in Venezuela. Consequently, we used an alternative conversion exchange rate of 469.5 Venezuelan bolivars per euro for the conversion of the financial statements of the Group’s subsidiaries in Venezuela as of and for the year ended December 31, 2015. This alternative exchange rate has been calculated by the Research Service of the Group taking into account the estimated evolution of inflation in Venezuela in 2015 (170%) (see Notes 2.2.16 and 2.2.20 to the Interim Consolidated Financial Statements).

•	In February 2016, the Venezuelan government approved a new exchange rate agreement which sets two new mechanisms that regulate the purchase and sale of foreign currency and the suspension of the SIMADI exchange rate.

•	As of December 31, 2015 and June 30, 2016, the Board of Directors considers that the use of the new exchanges rates and, previously, SIMADI for converting bolivars into euros in preparing the consolidated financial statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group subsidiaries in Venezuela.

•	Consequently, as of December 31, 2015 and June 30, 2016, the Group has used in the conversion of the financial statements of these foreign exchange rates amounting to 469 and 1,170 Venezuelan bolivars per euro, respectively. These exchanges rates have been calculated taking into account the estimated evolution of inflation in Venezuela at those dates (170% and 133.6%, for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively) by the Research Service of the Group (see Note 2.2.16 to the Interim Consolidated Financial Statements).

SELECTED INTERIM CONSOLIDATED FINANCIAL DATA

The historical financial information set forth below for the six months ended June 30, 2016 and June 30, 2015 has been selected from, and should be read together with, the Interim Consolidated Financial Statements included herein.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Six Months Ended June 30,
	2016	2015	Change (%)
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Consolidated Statement of Income Data
Interest and similar income	13,702	10,665	(28.5%)
Interest and similar expenses	(5,338)	(3,570)	49.5%
Net interest income	8,365	7,096	17.9%
Dividend income	301	236	27.5%
Share of profit or loss of entities accounted for using the equity method	1	195	(99.5)%
Fee and commission income	3,313	2,801	18.3%
Fee and commission expenses	(963)	(682)	41.2%
Net gains (losses) on financial assets and liabilities (2)	642	827	22.4%
Net exchange differences	533	620	(14.0)%
Other operating income	715	546	31.0%
Other operating expenses	(1,186)	(911)	30.2%
Income on insurance and reinsurance contracts	1,958	1,725	13.5%
Expenses on insurance and reinsurance contracts	(1,446)	(1,233)	17.3%
Gross income	12,233	11,219	9.0%
Administration costs	(5,644)	(4,927)	14.6%
Depreciation	(689)	(572)	20.5%
Provisions (net)	(262)	(392)	(33.2)%
Impairment losses on financial assets (net)	(2,110)	(2,137)	(1.3)%
Net operating income	3,528	3,191	10.6%
Impairment losses on non-financial assets (net)	(99)	(128)	(22.7)%
Gains (losses) on derecognized of non-financial assets and subsidiaries, net	37	23	60.9%
Negative goodwill	—	22	n.m. (1)
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(75)	791	n.m. (1)
Operating profit before tax	3,391	3,899	(13.0)%
Tax expense (income) related to profit or loss from continuing operations	(920)	(941)	(2.2)%
Profit from continuing operations	2,471	2,958	(16.5)%
Profit from discontinued operations (net)	—	—	—
Profit	2,471	2,958	(16.5)%
Profit attributable to parent company	1,832	2,759	(33.6)%
Profit attributable to non-controlling interests	639	200	219.5%
Per share/ADS (3) Data
Profit from continuing operations	2,471	2,958
Diluted profit attributable to parent company (4)	0.27	0.41
Basic profit attributable to parent company	0.27	0.41
Dividends declared (In euros)	0.08	0.08
Dividends declared (In U.S. dollars)	0.09	0.09
Number of shares outstanding (at period end)	6,480,357,925	6,305,238,012

(1)	Not meaningful
(2)	Comprises the following income statement line items contained in the Interim Consolidated Financial Statements: “Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities held for trading, net” and “Gains or (-) losses from hedge accounting, net”.

(3)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(4)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in January 2015, April 2015, October 2015 and April 2016, and excluding the weighted average number of treasury shares during the period (6,447 million and 6,264 million shares for the six months ended June 30, 2016 and June 30, 2015, respectively). See Note 5 to the Interim Consolidated Financial Statements.

	As of and for the Six Months Ended June 30,	As of and for the Year Ended December 31,	As of and for the Six Months Ended June 30,
	2016	2015	2015
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	746,040	750,078	669,204
Net assets	55,962	55,439	50,997
Common stock	3,175	3,120	3,090
Loans and receivables (net)	470,543	471,828	405,108
Customer deposits	406,284	403,362	351,598
Debt certificates and subordinated liabilities	75,498	81,980	76,901
Non-controlling interest	8,527	8,149	1,728
Stockholders’ equity	55,962	55,439	50,997
Consolidated ratios
Profitability ratios:
Net interest margin (1)	2.25%	2.27%	2.15%
Return on average total assets (2)	0.7%	0.5%	0.8%
Return on average equity (3)	7.2%	5.3%	9.5%
Credit quality data
Loan loss reserve (4)	17,439	18,742	17,736
Loan loss reserve as a percentage of total loans and receivables (net)	3.71%	3.97%	4.28%
Non-performing asset ratio (NPA ratio) (5)	5.14%	5.38%	6.27%
Impaired loans and advances to customers	24,212	25,333	25,300
Impaired contingent liabilities to customers (6)	622	664	590

	24,834	25,997	25,890

Loans and advances to customers	433,366	432,921	378,979
Contingent liabilities to customers	50,127	49,876	34,230

	483,493	482,797	413,209

(1)	Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the six months ended June 30, 2016 and June 30, 2015, respectively, net interest income is annualized by multiplying the net interest income for the period by two.
(2)	Represents profit as a percentage of average total assets. In order to calculate “Return on average total assets” for the six months ended June 30, 2016 and June 30, 2015, respectively, profit is annualized by multiplying the profit for the period by two.
(3)	Represents profit attributable to parent company as a percentage of average total equity, excluding “Non-controlling interest”. In order to calculate “Return on average equity” for the six months ended June 30, 2016 and June 30, 2015, respectively, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by two.
(4)	Represents impairment losses on loans and receivables to credit institutions and loans and advances to customers.

(5)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.
(6)	We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 5.6% as of June 30, 2016, 5.9% as of December 31, 2015 and 6.7% as of June 30, 2015.

Exchange Rates

Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this report on Form 6-K have been done so at the corresponding exchange rate published by the European Central Bank (“ECB”), at the end of each relevant period for purposes of the balance sheet, and the average exchange rate during the period for purposes of the income statement.

For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for euro, expressed in dollars per €1.00. The term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year ended December 31,	Average (1)
2011	1.4002
2012	1.2908
2013	1.3303
2014	1.3210
2015	1.1032
2016 (through September 16, 2016)	1.1132

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month ended	High	Low
March 31, 2016	1.1390	1.0845
April 30, 2016	1.1441	1.1239
May 31, 2016	1.1516	1.1140
June 30, 2016	1.1400	1.1024
July 31, 2016	1.1145	1.0968
August 31, 2016	1.1334	1.1078
September 16, 2016 (through September 16, 2016)	1.1271	1.1158

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on September 16, 2016, was $1.1160.

As of June 30, 2016, approximately 47% of our assets and approximately 46% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Interim Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see Note 7.4.2 to our Interim Consolidated Financial Statements (“Market Risk—Structural Exchange Rate Risk”).

Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Operating Segments

Set forth below are the Group’s current seven operating segments:

•	Banking Activity in Spain

•	Real Estate Activity in Spain

•	Turkey

•	Rest of Eurasia

•	Mexico

•	South America

•	United States

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; proprietary portfolios such as holdings in some of Spain’s leading companies and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; and goodwill and other intangibles. With respect to the first six months of 2015, it also includes the following items: the capital gains resulting from the various sale transactions of an aggregate 6.34% stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the negative goodwill generated from the acquisition of Catalunya Banc.

The breakdown of the Group’s total assets by operating segments as of June 30, 2016 and December 31, 2015 is as follows:

	As of June 30, 2016	As of December 31, 2015
	(In Millions of Euros)
Banking Activity in Spain	345,640	339,775
Real Estate Activity in Spain	14,988	17,122
United States	86,614	86,454
Turkey	90,520	89,003
Mexico	93,097	99,594
South America	71,224	70,661
Rest of Eurasia	19,495	23,469

Subtotal Assets of Operating Segments	721,579	726,079

Corporate Center and other adjustments	24,461	23,999

Total Assets BBVA Group	746,040	750,078

The following table sets forth information relating to the profit (loss) attributable to parent company by each of BBVA’s operating segments and Corporate Center for the six months ended June 30, 2016 and June 30, 2015:

	Profit/(Loss) Attributable to Parent Company		% of Profit/(Loss) Attributable to Parent Company
	Six months ended June 30,
	2016	2015	2016	2015
	(In Millions of Euros)		(In Percentage)
Banking Activity in Spain	619	731	33.8	26.5
Real Estate Activity in Spain	(209)	(301)	(11.4)	(10.9)
Turkey (1)	324	174	17.7	6.3
Rest of Eurasia	75	43	4.1	1.6
Mexico	968	1,045	52.8	37.9
South America	394	475	21.5	17.2
United States	178	276	9.7	10.0

Subtotal operating segments	2,350	2,444

Corporate Center	(518)	315

Profit attributable to parent company	1,832	2,759

(1)	The information for the six months ended June 30, 2015 is presented under management criteria, pursuant to which Garanti’s results were proportionally consolidated under the equity method based on our 25.01% interest in Garanti until July 2015, when the acquisition of an additional 14.89% stake in Garanti was completed and we started fully consolidating the Garanti group. See Note 3 to the Interim Consolidated Financial Statements.

The following table sets forth information relating to the income of each operating segment for the six months ended June 30, 2016 and 2015 and reconciles the income statement of the various operating segments to the consolidated income statement of the Group:

	Banking Activity in Spain	Real Estate Activity in Spain	Turkey (1)	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments (2)	BBVA Group
	(In Millions of Euros)
June 2016
Net interest income	1,943	42	1,606	86	2,556	1,441	938	(247)	8,365	—	8,365
Gross income	3,293	11	2,154	281	3,309	1,999	1,330	(144)	12,233	—	12,233
Net operating income	1,493	(56)	1,321	111	2,112	1,078	424	(583)	5,901	—	5,901
Operating profit /(loss) before tax	897	(289)	1,022	104	1,300	804	240	(686)	3,391	—	3,391

Profit	619	(209)	324	75	968	394	178	(518)	1,832	—	1,832

June 2015
Net interest income	1,980	(12)	425	85	2,731	1,652	883	(224)	7,521	(425)	7,096

Gross income	3,709	(64)	510	265	3,565	2,296	1,321	(49)	11,554	(335)	11,219
Net operating income	2,088	(124)	289	89	2,252	1,285	440	(482)	5,836	(116)	5,720
Operating profit /(loss) before tax	1,041	(436)	219	66	1,384	929	381	(538)	3,046	853	3,899

Profit	731	(301)	174	43	1,045	475	276	315	2,759	—	2,759

(1)	The information for the six months ended June 30, 2015 is presented under management criteria, pursuant to which Garanti’s results were proportionally consolidated under the equity method based on our 25.01% interest in Garanti until July 2015, when the acquisition of an additional 14.89% stake in Garanti was completed and we started fully consolidating 100% of the Garanti group. See Note 3 to the Interim Consolidated Financial Statements.
(2)	Includes adjustments due to Garanti Group accounted for using the equity method and other inter-areas adjustments. See Note 2 to the Interim Consolidated Financial Statements

The following table sets forth information relating to the balance sheet of the main operating segments as of June 30, 2016 and December 31, 2015:

As of June 30, 2016	Banking Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States
	(In Millions of Euros)
Total Assets	345,640	90,520	19,495	93,097	71,224	86,614

Loans and advances to customers	193,324	60,587	15,019	47,776	46,565	60,148
Of which:
Residential mortgages	83,756	6,629	2,509	8,591	10,667	12,434
Consumer Finance	6,567	15,122	289	11,198	9,454	7,257
Loans	5,009	9,685	275	6,571	6,966	6,704
Credit cards	1,559	5,437	14	4,627	2,488	553
Loans to enterprises	44,120	32,931	11,650	18,315	19,803	31,697
Loans to public sector	21,283	—	73	3,787	780	4,501

Total Liabilities	334,648	80,963	18,109	89,251	67,160	82,658

Customer deposits	183,906	52,112	13,426	50,477	43,485	62,484
Of which:
Current and savings accounts	86,998	9,926	3,640	30,151	20,444	45,808
Time deposits	72,940	36,837	9,313	7,213	18,954	13,807
Other customer funds	11,659	—	394	6,905	4,598	—

Total Equity	10,992	9,557	1,386	3,846	4,064	3,957

As of December 31, 2015	Banking Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States
	(In Millions of Euros)
Total Assets	339,775	89,007	23,469	99,594	70,661	86,454

Loans and advances to customers	192,068	57,768	16,143	49,075	44,970	60,599
Of which:

Residential mortgages	85,002	6,215	2,614	9,099	9,810	13,182
Consumer finance	6,145	14,156	322	11,588	9,278	7,364
Loans	4,499	9,010	305	6,550	6,774	6,784
Credit cards	1,646	5,146	17	5,037	2,504	580
Loans to enterprises	43,763	31,918	12,619	18,160	19,896	31,882
Loans to public sector	20,975	—	216	4,197	630	4,442

Total Liabilities	329,195	83,246	22,319	93,413	66,287	82,413

Customer deposits	185,471	47,148	15,053	49,553	41,998	63,715
Of which:
Current and savings accounts	81,218	9,697	5,031	32,165	21,011	45,717
Time deposits	78,403	33,695	9,319	7,049	16,990	14,456
Other customer funds	14,906	—	609	5,738	4,031	—

Total Equity	10,581	5,757	1,150	6,181	4,374	4,041

Banking Activity in Spain

The Banking Activity in Spain operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center area and Real Estate Activity in Spain. The main business units included in this operating segment are:

•	Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments;

•	Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds.

In addition, Banking Activity in Spain includes certain loans and advances portfolios, finance and structural euro balance sheet positions.

The following table sets forth information relating to the activity of this operating segment as of June 30, 2016, and December 31, 2015:

	As of June 30, 2016	As of December 31, 2015
	(In Millions of Euros)
Total assets	345,640	339,775
Loans and advances to customers	193,324	192,068
Customer deposits	183,906	185,471
Mutual funds	30,561	31,484
Pension funds	22,772	22,897
NPA ratio (%)	6.0	6.6

Loans and advances to customers in this operating segment as of June 30, 2016 amounted to €193,324 million, a 0.7% increase from the €192,068 million recorded as of December 31, 2015.

Customer deposits in this operating segment as of June 30, 2016 amounted to €183,906 million, a 0.8% decrease from the €185,471 million recorded as of December 31, 2015.

Mutual funds in this operating segment as of June 30, 2016 amounted to €30,561 million, a 2.9 % decrease from the €31,484 million recorded as of December 31, 2015. Pension funds in this operating segment as of June 30, 2016 amounted to €22,772 million, a 0.5% decrease from the €22,897 million recorded as of December 31, 2015.

This operating segment’s non-performing asset ratio decreased to 6.0% as of June 30, 2016, from 6.6% as of December 31, 2015, mainly due to decreased impaired loans, particularly in the real estate and construction sectors. This operating segment’s non-performing assets coverage ratio increased to 60% as of June 30, 2016, from 59% as of December 31, 2015.

Real Estate Activity in Spain

This operating segment was set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes primarily lending to real estate developers and foreclosed real estate assets.

The Group’s exposure to the real estate sector in Spain, including loans and advances to customers and foreclosed assets, is declining. As of June 30, 2016 the balance stood at €11,404 million, 8.0% lower than as of December 31, 2015. Non-performing assets of this segment were 12.4% higher as of June 30, 2016 than at December 31, 2015. The coverage of non-performing and potential problem loans of this segment decreased to 60.6% as of June 30, 2016, compared with 63.3% of the total amount of real-estate assets in this operating segment.

The number of real estate assets sold amounted to 6,196 units for the six months ended June 30, 2016, 13.4% higher than in the six months ended June 30, 2015.

Turkey

This operating segment reflects BBVA’s stake in the Turkish bank Garanti. Following management criteria, assets and liabilities were proportionally consolidated under the equity method based on our 25.01% interest in Garanti until July 2015, when the acquisition of an additional 14.89% stake in Garanti was completed and we began to fully consolidate the Garanti group

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2016, and December 31, 2015:

	As of June 30, 2016	As of December 31, 2015
	(In Millions of Euros)
Total assets	90,520	89,003
Loans and advances to customers	60,587	57,768
Customer deposits	52,112	47,148
Mutual funds	1,253	1,243
Pension funds	2,666	2,378
NPA ratio (%)	2.7	2.8

The Turkish lira depreciated against the euro as of June 30, 2016 compared to December 31, 2015, negatively affecting the business activity of the Turkey operating segment as of June 30, 2016 expressed in euro. See “Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates.”

Loans and advances to customers in this operating segment as of June 30, 2016 increased 4.9% to €60,587 million from the €57,768 million recorded as of December 31, 2015, primarily supported by growth of loans in Turkish lira, a positive change in business banking loans, residential mortgages and general-purpose loans

Customer deposits in this operating segment as of June 30, 2016 increased 7.8% to €52,112 million from the €47,148 million recorded as of December 31, 2015, mainly as a result of a positive trend in current and savings accounts and term deposits.

Mutual funds in this operating segment as of June 30, 2016 increased 0.8% to €1,253 million from the €1,243 million recorded as of December 31, 2015.

Pension funds in this operating segment as of June 30, 2016 increased 12.1% to €2,666 million from the €2,378 million recorded as of December 31, 2015 as a result of a tax incentive implemented by the Spanish government on contributions to pension funds made by individuals.

This operating segment’s non-performing asset ratio was 2.7% as of June 30, 2016 compared to 2.8% as of December 31, 2015. This operating segment’s non-performing assets coverage ratio decreased to 128% as of June 30, from 129% as of December 31, 2015.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2016 and December 31, 2015:

	As of June 30, 2016	As of December 31, 2015
	(In Millions of Euros)
Total assets	19,495	23,469
Loans and advances to customers	15,019	16,143
Customer deposits	13,426	15,053
Pension funds	379	331
NPA ratio (%)	2.7	2.5

Loans and advances to customers in this operating segment as of June 30, 2016 amounted to €15,019 million, a 7.0% decrease from the €16,143 million recorded as of December 31, 2015, mainly as a result of the lower branch office activity in Asia and Europe.

Customer deposits in this operating segment as of June 30, 2016 amounted to €13,426 million, a 10.8% decrease from the €15,053 million recorded as of December 31, 2015, mainly as a result of decreased deposits in Europe, offsetting growth in Asia.

Pension funds in this operating segment as of June 30, 2016 amounted to €379 million, a 14.5% increase from the €331 million recorded as of December 31, 2015, mainly as a result of higher contributions and the appreciation of pension funds.

This operating segment’s non-performing asset ratio increased to 2.7% as of June 30, 2016 from 2.5% as of December 31, 2015. This operating segment’s non-performing assets coverage ratio increased to 97% as of June 30, from 96% as of December 31, 2015.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by the BBVA Bancomer financial group.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2016 and December 31, 2015:

	As of June 30, 2016	As of December 31, 2015
	(In Millions of Euros)
Total assets	93,097	99,594
Loans and advances to customers	47,776	49,075
Customer deposits	50,477	49,553
Mutual funds	17,436	17,894
NPA ratio (%)	2.5	2.6

The Mexican peso depreciated 8.3% against the euro as of June 30, 2016 compared with December 31, 2015, negatively affecting the business activity of the Mexico operating segment as of June 30, 2016 expressed in euro. See “Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates.”

Loans and advances to customers in this operating segment as of June 30, 2016 amounted to €47,776 million, a 2.6% decrease from the €49,075 million recorded as of December 31, 2015, primarily due to the depreciation of the Mexican peso against the euro, which offset an increase in lending in Mexican peso terms in both the wholesale and retail lending portfolios

Customer deposits in this operating segment as of June 30, 2016 amounted to €50,477 million, a 1.9% increase from the €49,553 million recorded as of December 31, 2015, mainly as a result of the positive performance of both current and saving accounts and time deposits.

Mutual funds in this operating segment as of June 30, 2016 amounted to €17,436 million, a 2.6% decrease from the €17,894 million recorded as of December 31, 2015, primarily due to the depreciation of the Mexican peso against the euro.

This operating segment’s non-performing asset ratio decreased to 2.5% as of June 30, 2016, from 2.6% as of December 31, 2015. This operating segment’s non-performing assets coverage ratio increased to 121% as of June 30, from 120% as of December 31, 2015.

South America

The South America operating segment includes the BBVA Group’s banking and insurance businesses in the region.

The business units included in the South America operating segment are:

•	Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

•	Insurance: includes insurance businesses in Argentina, Chile, Colombia and Venezuela.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2016 and December 31, 2015:

	As of June 30, 2016	As of December 31, 2015
	(In Millions of Euros)
Total assets	71,224	70,661
Loans and advances to customers	46,565	44,970
Customer deposits	43,485	41,998
Mutual funds	4,232	3,793
Pension funds	6,243	5,936
NPA ratio (%)	2.7	2.3

The Venezuelan bolivar depreciated significantly against the euro in the six months ended June 30, 2016. Similarly, the Argentine peso depreciated against the euro during the same period. The effect of the devaluation of these two currencies more than offset the period-end appreciation of the currencies of other South American countries where we operate and negatively affecting the business activity of the South America operating segment as of June 30, 2016 expressed in Euro. See “Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Loans and advances to customers in this operating segment as of June 30, 2016 amounted to €46,565 million, a 3.5% increase from the €44,970 million recorded as of December 31, 2015, as a result of increased activity, particularly in consumer loans (1.9% increase) and mortgages (8.7% increase).

Customer deposits in this operating segment as of June 30, 2016 amounted to €43,485 million, a 3.4% increase from the €41,998 million recorded as of December 31, 2015, primarily due to a positive growth in certain of our products, in particular saving accounts, which grew a 12.0% in the six months ended June 30, 2016, partially offset by the depreciation of the Venezuelan bolivar and the Argentine peso.

Mutual funds in this operating segment as of June 30, 2016 amounted to €4,232 million, a 10.3% increase from the €3,793 million recorded as of December 31, 2015, mainly due to the significant depreciation of the Venezuelan bolivar, which was partially offset by a positive performance in Argentina, Colombia and Chile.

Pension funds in this operating segment as of June 30, 2016 amounted to €6,243 million, a 4.9% increase from the €5,936 million recorded as of December 31, 2015, mainly as a result of the increased volumes in Bolivia.

This operating segment’s non-performing asset ratio increased to 2.7% as of June 30, 2016, from 2.3% as of December 31, 2015. This operating segment non-performing assets coverage ratio decreased to 111% as of June 30, 2016, from 123% as of December 31, 2015, mainly due to the asset quality improvement attributable to the moderation of the economic environment.

United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for approximately 96% of the operating segment’s balance sheet as of June 30, 2016. Given its size in this segment, most of the comments below refer to BBVA Compass. This operating segment also includes the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2016 and December 31, 2015:

	As of June 30, 2016	As of December 31, 2015
	(In Millions of Euros)
Total assets	86,614	86,454
Loans and advances to customers	60,148	60,599
Customer deposits	62,484	63,715
NPA ratio (%)	1.6	0.9

The U.S. dollar depreciated against the euro as of June 30, 2016 compared with December 31, 2015, negatively affecting the business activity of the United States operating segment as of June 30, 2016 expressed in Euro. See “Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Loans and advances to customers in this operating segment as of June 30, 2016 amounted to €60,148 million a 0.7% decrease from the €60,599 million recorded as of December 31, 2015, mainly due to the depreciation of the U.S. dollar against the Euro partially offset by increased loans and advances to enterprises and, to a lesser extent, the public sector.

Customer deposits in this operating segment as of June 30, 2016 amounted to €62,484 million, a 2.0 % decrease from the €63,715 million recorded as of December 31, 2015, mainly due to the depreciation of the U.S. dollar against the euro, partially offset by an increase in the balance of current and saving accounts.

This operating segment’s non-performing asset ratio as of June 30, 2016 was 1.6% compared with 0.9% as of December 31, 2015. This operating segment non-performing assets coverage ratio decreased to 90% as of June 30, 2016, from 151% as of December 31, 2015. Both changes are mainly as a result of an increase in the amount of impaired loans of some companies that operate in the energy, metal and mining sectors.

Selected Statistical Information

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used; include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Six Months ended June 30, 2016			Six Months ended June 30, 2015
	Average Balance	Interest	Average Interest Yield (1)	Average Balance	Interest	Average Interest Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks and other demand deposits	25,003	5	0.04%	23,391	2	0.02%
Securities portfolio and derivatives	207,222	2,562	2.49%	204,974	1,951	1.92%
Loans and receivables	457,080	11,010	0.08%	387,315	8,620	0.07%
Loans and advances to central banks	17,215	99	1.15%	7,084	62	1.77%
Loans and advances to credit institutions	27,865	163	1.18%	26,839	120	0.90%
Loans and advances to customers	412,000	10,748	5.25%	353,392	8,437	4.81%
In euro (2)	203,819	1,918	1.89%	188,383	2,181	2.33%
In other currencies (3)	208,182	8,830	8.53%	165,009	6,256	7.65%
Other assets	53,184	125	0.47%	45,926	93	0.41%

Total average assets	742,490	13,702	3.71%	661,606	10,665	3.25%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Foreign activity represents 50.8% of the total average assets for the six months period ended June 30, 2016.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Six Months ended June 30, 2016			Six Months ended June 30, 2015
	Average Balance	Interest	Average Yield% (1)	Average Balance	Interest	Average Yield % (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	102,555	952	1.87%	88,739	611	1.39%
Customer deposits	404,701	3,027	1.50%	338,154	1,719	1.03%
In euro	203,558	420	0.41%	174,434	566	0.65%
In other currencies	201,143	2,607	2.61%	163,720	1,154	1.42%
Debt securities issued	89,982	876	1.96%	84,612	837	2.00%
Other liabilities	90,117	483	1.08%	97,085	403	0.84%
Equity	55,135	—	—	53,016	—	—

Total average liabilities (2)	742,490	5,338	1.44%	661,606	3,570	1.09%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Foreign activity represents the 45.3% of the total average liabilities for the six months period ended June 30, 2016.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 and for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period in which they are due. Loan fees were included in the computation of interest income.

	For the Six Months Ended June 30, 2016/June 30, 2015
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (1) (2)	Net Change
	(In Millions of Euros)
Cash and balances with central banks and other demand deposits	—	3	4
Securities portfolio and derivatives	27	584	611
Loans and advances to central banks	89	(53)	37
Loans and advances to credit institutions	5	38	43
Loans and advances to customers
In euros	185	(448)	(263)
In other currencies	1,659	915	2,574
Other assets	15	17	32
Interest income			3,037
Deposits from central banks and credit institutions	97	244	341
Customer deposits
In euros	96	(242)	(146)
In other currencies	268	1,186	1,454
Debt securities issued	56	(17)	38
Other liabilities	(28)	108	80
Interest expense			1,768

Net interest income			1,269

(1)	The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)	The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	For the Six Months Ended June 30, 2015/June 30, 2014
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (1) (2)	Net Change
	(In Millions of Euros)
Cash and balances with central banks and other demand deposits	2	(2)	—
Securities portfolio and derivatives	402	(631)	(228)
Loans and advances to central banks	(63)	15	(48)
Loans and advances to credit institutions	39	(69)	(30)
Loans and advances to customers
In euros	226	(552)	(326)
In other currencies	2,106	(1,838)	268
Other assets	10	18	29
Interest income			(335)
Deposits from central banks and credit institutions	71	(140)	(68)
Customer deposits
In euros	192	(587)	(394)

In other currencies	349	(426)	(77)
Debt securities issued	44	(153)	(110)
Other liabilities	105	(161)	(57)
Interest expense			(706)

Net interest income			371

(1)	The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)	The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	Six Months Ended June 30,
	2016 (*)	2015 (*)
	(In Millions of Euros, Except Percentages)
Average interest earning assets	689,307	615,680
Gross yield (1)	3.99%	3.47%
Net yield (2)	3.70%	3.23%
Net interest margin (3)	2.43%	2.31%
Average effective rate paid on all interest-bearing liabilities	1.79%	1.40%
Spread (4)	2.19%	2.07%

(*)	Ratios are annualized.
(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of June 30, 2016, interbank deposits (excluding deposits with central banks) represented 3.93% of our total assets. Of such interbank deposits, 24.5% were held outside of Spain and 75.5% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of June 30, 2016, our total securities portfolio (consisting of investment securities and loans and receivables) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €147,886 million, representing 19.8% of our total assets. €47,453 million, or 32.1%, of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield for the six months ended June 30, 2016 on the investment securities that BBVA held was 4.0%, compared with an average yield of approximately 2.5% earned on loans and advances for the six months ended June 30, 2015. See Notes 10 and 12 to the Interim Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 16 to the Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Interim Consolidated Financial Statements.

The following tables analyze the carrying amount and fair value of debt securities as of June 30, 2016 and December 31, 2015, respectively. The trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Interim Consolidated Financial Statements.

	As of June 30, 2016
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO

Domestic-	31,934	33,151	1,248	(31)

Spanish Government and other government agencies debt securities	29,102	30,226	1,135	(11)
Other debt securities	2,832	2,925	113	(20)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	1,357	1,419	63	—
Issued by other institutions	1,476	1,506	50	(20)

Foreign-	52,349	53,011	1,389	(727)

Mexico	11,577	11,706	279	(149)
Mexican Government and other government agencies debt securities	9,597	9,748	232	(80)
Other debt securities	1,980	1,958	47	(69)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	86	90	4	—
Issued by other institutions	1,894	1,867	43	(69)
The United States	14,952	14,895	125	(182)
U.S. Treasury and other U.S. government agencies debt securities	1,288	1,296	12	(4)
States and political subdivisions debt securities	6,103	6,140	47	(10)
Other debt securities	7,562	7,459	65	(168)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	79	80	1	—
Issued by other institutions	7,483	7,379	64	(168)
Turkey	6,269	6,325	137	(81)
Turkey Government and other government agencies debt securities	5,732	5,788	130	(74)
Other debt securities	537	537	7	(7)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	475	476	6	(6)
Issued by other institutions	61	61	1	(1)
Other countries	19,551	20,085	848	(314)
Other foreign governments and other government agencies debt securities	7,121	7,588	551	(84)
Other debt securities	12,430	12,497	297	(230)
Issued by Central Banks	1,911	1,912	1	—
Issued by credit institutions	3,290	3,348	137	(78)

Issued by other institutions	7,229	7,237	159	(151)

TOTAL AVAILABLE FOR SALE PORTFOLIO	84,283	86,162	2,637	(758)

HELD TO MATURITY PORTFOLIO
Domestic-	9,899	10,051	152	—

Spanish Government and other government agencies debt securities	9,227	9,377	150	—
Other domestic debt securities	672	674	2	—
Issued by Central Banks	—	—	—	—
Issued by credit institutions	515	516	2	—
Issued by other institutions	157	158	1	—

Foreign-	9,396	9,590	194	—

Foreign government and other government agency debt securities	8,358	8,536	178	—
Other debt securities	1,038	1,054	17	—

TOTAL HELD TO MATURITY PORTFOLIO	19,295	19,641	346	—

TOTAL DEBT SECURITIES	103,578	105,803	2,983	(758)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2015
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO

Domestic-	43,500	45,668	2,221	(53)

Spanish Government and other government agencies debt securities	38,763	40,799	2,078	(41)
Other debt securities	4,737	4,869	144	(11)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	2,702	2,795	94	—
Issued by other institutions	2,035	2,074	50	(11)

Foreign-	62,734	62,641	1,132	(1,226)

Mexico	12,627	12,465	73	(235)
Mexican Government and other government agencies debt securities	10,284	10,193	70	(160)
Other debt securities	2,343	2,272	4	(75)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	260	254	1	(7)
Issued by other institutions	2,084	2,019	3	(68)
The United States	13,890	13,717	63	(236)
U.S. Treasury and other U.S. government agencies debt securities	2,188	2,177	4	(15)
States and political subdivisions debt securities	4,629	4,612	9	(26)
Other debt securities	7,073	6,927	50	(195)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	71	75	5	(1)
Issued by other institutions	7,002	6,852	45	(194)
Turkey	13,414	13,265	116	(265)
Turkey Government and other government agency debt securities	11,801	11,682	111	(231)
Other debt securities	1,613	1,584	4	(34)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	1,452	1,425	3	(30)
Issued by other institutions	162	159	1	(4)
Other countries	22,803	23,194	881	(490)
Other foreign governments and other government agencies debt securities	9,778	10,356	653	(76)
Other debt securities	13,025	12,838	227	(414)
Issued by Central Banks	2,277	2,273	—	(4)
Issued by credit institutions	3,468	3,488	108	(88)
Issued by other institutions	7,280	7,077	119	(322)

TOTAL AVAILABLE FOR SALE PORTFOLIO	106,234	108,310	3,354	(1,278)

HELD TO MATURITY PORTFOLIO
Domestic-	—	—	—	—

Foreign-	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	106,234	108,310	3,354	(1,278)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

The following tables analyze the carrying amount and fair value of our ownership of equity securities as of June 30, 2016 and December 31, 2015, respectively. See Note 10 to the Interim Consolidated Financial Statements:

	As of June 30, 2016
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,457	2,396	9	(1,071)
Equity listed	3,390	2,323	2	(1,070)
Equity unlisted	67	73	7	(1)
Foreign-	1,788	2,081	345	(53)
United States-	589	611	24	(2)
Equity listed	45	60	18	(2)
Equity unlisted	544	550	6	—
Other countries-	1,199	1,471	321	(51)
Equity listed	1,058	1,294	282	(48)
Equity unlisted	141	177	39	(3)

TOTAL AVAILABLE FOR SALE PORTFOLIO	5,246	4,477	354	(1,123)

TOTAL EQUITY SECURITIES	5,246	4,477	354	(1,123)

TOTAL INVESTMENT SECURITIES	108,824	109,972	3,109	(1,961)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2015
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,476	2,939	22	(559)
Equity listed	3,402	2,862	17	(558)
Equity unlisted	74	78	5	(1)
Foreign-	1,728	2,177	501	(51)
The United States-	590	616	26	—
Equity listed	41	62	21	—
Equity unlisted	549	554	5	—
Other countries-	1,138	1,561	475	(51)
Equity listed	986	1,313	371	(44)
Equity unlisted	152	248	103	(7)

TOTAL AVAILABLE FOR SALE PORTFOLIO	5,204	5,116	522	(610)

TOTAL EQUITY SECURITIES	5,204	5,116	522	(610)

TOTAL INVESTMENT SECURITIES	111,438	113,426	3,876	(1,888)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of June 30, 2016.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity after Five Years to 10 Years		Maturity after 10 Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AVAILABLE-FOR-SALE PORTFOLIO
Domestic
Spanish government and other government agency debt securities	4,480	4.38	4,293	3.54	15,963	3.47	5,490	4.79	30,226
Other debt securities	812	2.66	1,358	3.28	403	3.09	352	3.62	2,925

Total Domestic	5,292	4.10	5,651	3.47	16,366	3.45	5,842	4.70	33,151

International
Mexico	155	4.90	4,894	3.75	3,181	1.75	3,476	7.26	11,706
Mexican Government and other government agency debt securities	107	5.64	3,847	3.48	2,610	1.38	3,184	7.60	9,748
Other debt securities	48	3.26	1,047	4.66	571	3.49	292	5.29	1,958

United States	822	0.41	1,772	3.76	2,990	3.20	9,311	1.67	14,895
U.S. Treasury and other government agency debt securities	736	0.03	219	1.40	341	1.28	—	—	1,296
States and political subdivisions debt securities	1	5.97	3	6.52	22	2.47	6,114	1.59	6,140
Other debt securities	85	3.30	1,550	4.06	2,627	3.43	3,197	1.85	7,459
Turkey	1,119	9.29	2,745	9.91	2,450	10.18	11	6.18	6,325
Securities of other foreign governments	1,058	9.24	2,360	10.73	2,359	10.39	11	6.18	5,788
Other debt securities of other countries	61	10.27	385	4.88	91	5.44	—	—	537
Other countries	3,493	10.48	7,835	4.38	4,917	3.81	3,840	3.77	20,085
Securities of other foreign governments	607	4.11	3,069	4.50	1,244	2.82	2,668	3.74	7,588
Other debt securities of other countries	2,886	11.52	4,766	4.30	3,673	4.17	1,172	3.87	12,497

Total International	5,589	8.68	17,246	5.05	13,538	4.40	16,638	3.39	53,011

TOTAL AVAILABLE-FOR-SALE	10,881	6.40	22,897	4.66	29,904	3.87	22,480	3.68	86,162

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	3,127	3.38	3,420	4.40	858	2.28	1,822	3.08	9,227
Other debt securities	342	3.52	330	3.53	—	—	—	—	672

Total Domestic	3,469	3.39	3,750	4.32	858	2.28	1,822	3.08	9,899

Total International	317	6.15	4,343	6.10	2,937	9.01	1,799	6.95	9,396

TOTAL HELD-TO-MATURITY	3,786	3.58	8,093	5.28	3,795	7.48	3,621	5.03	19,295

TOTAL DEBT SECURITIES	14,667	5.67	30,990	4.82	33,699	4.28	26,101	3.87	105,457

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.

Loans and Advances to Credit Institutions

As of June 30, 2016, our total loans and advances to credit institutions including central banks amounted to €43,559 million, or 5.8% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €43,603 million as of June 30, 2016, or 6.5% of our total assets.

Loans and Advances to Customers

As of June 30, 2016, our total loans and advances to customers amounted to €430,819 million, or 57.7% of total assets. Net of our valuation adjustments, loans and advances amounted to €415,872 million as of June 30, 2016, or 44.7% of our total assets. As of June 30, 2016 our loans and advances in Spain amounted to €189,416 million. Our foreign loans and advances amounted to €241,405 million as of June 30, 2016. For a discussion of certain mandatory ratios relating to our loan portfolio, see “—Business Overview—Supervision and Regulation—Capital Requirements” and “—Business Overview—Supervision and Regulation—Investment Ratio” in our annual report on Form 20-F for the year ended December 31, 2015 (the “2015 20-F”).

Loans by Geographic Area

The following table shows, by domicile of the customer, our net loans and advances as of the dates indicated:

	As of June 30, 2016	As of December 31, 2015	As of June 30, 2015
	(In Millions of Euros)
Domestic	189,416	194,536	200,202
Foreign
Western Europe	23,843	20,500	17,782
Turkey	56,752	53,461	—
Mexico	50,174	48,032	51,153
South America	49,014	52,173	48,008
The United States	57,915	57,553	56,145
Other	3,706	4,553	3,768
Total foreign	241,405	236,272	176,855

Total loans and advances	430,819	430,808	377,057
Valuation adjustments (1)	(14,948)	(16,643)	(15,966)

Total net lending	415,872	414,166	361,092

(1)	Valuation adjustments are made up of impairment losses, accrued interests and fees and hedging derivatives and others.

Loans by Type of Customer

The following table shows, by domicile and type of customer, our net loans and advances at each of the dates indicated. The classification by type of customer is based principally on regulatory authority requirements in each country.

	As of June 30, 2016	As of December 31, 2015	As of June 30, 2015
	(In Millions of Euros)
Domestic
Government	23,767	23,549	24,911
Agriculture	1,070	1,064	1,023
Industrial	14,270	15,079	14,745
Real estate and construction	16,252	18,621	19,479
Commercial and financial	12,113	11,557	12,913
Loans to individuals (1)	105,094	105,157	108,195
Other	18,124	17,200	17,985

Total Domestic	190,690	192,227	199,251

Foreign
Government	14,487	15,062	14,861
Agriculture	3,093	3,251	2,702
Industrial	42,568	41,834	26,087
Real estate and construction	20,680	20,343	15,372
Commercial and financial	32,746	32,019	22,119
Loans to individuals	90,240	89,132	72,022
Other	38,763	38,989	26,389

Total Foreign	242,577	240,630	179,553

Total Loans and Advances	433,267	432,856	378,804

Impairment losses	(17,396)	(18,691)	(17,712)

Total net lending	415,872	414,165	361,092

(1)	Includes mortgage loans to households for the acquisition of housing.

The following table sets forth a breakdown, by currency, of our net loan portfolio as of June 30, 2016, December 31, 2015 and June 30, 2015:

	As of June 30, 2016	As of December 31, 2015	As of June 30, 2015
	(In Millions of Euros)
In euros	205,175	204,549	199,587
In other currencies	210,697	209,616	161,505

Total net lending	415,872	414,165	361,092

As of June 30, 2016, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €471 million, compared with €710 million as of December 31, 2015. Loans outstanding to the Spanish government and its agencies amounted to €23,767 million, or 5.5% of our total loans and advances as of June 30, 2016, compared with €23,549 million, or 5.4% of our total loans and advances as of December 31, 2015. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of June 30, 2016, excluding government-related loans, amounted to €25,387 million or approximately 5.9% of our total outstanding loans and advances. As of June 30, 2016 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed in the table above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and advances to customers by domicile of the office that issued the loan and the type of customer as of June 30, 2016. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	11,242	7,703	4,822	23,767
Agriculture	399	444	227	1,070
Industrial	5,919	4,977	3,375	14,270
Real estate and construction	5,093	4,438	6,722	16,252
Commercial and financial	6,755	3,442	1,916	12,113
Loans to individuals	10,968	20,173	73,952	105,094
Other	6,673	6,261	5,190	18,124

Total Domestic	47,048	47,439	96,202	190,690

Foreign				—
Government	1,831	1,999	10,657	14,487
Agriculture	1,681	893	519	3,093

Industrial	15,621	17,158	9,788	42,568
Real estate and construction	6,918	9,395	4,367	20,680
Commercial and financial	19,863	10,038	2,844	32,746
Loans to individuals	18,669	23,149	48,422	90,240
Other	12,085	18,098	8,580	38,763

Total Foreign	76,669	80,731	85,178	242,577

Total Loans and Advances (1)	123,816	128,170	181,380	433,267

(1)	Includes accrued interests and fees and hedging derivatives valuation adjustments.

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of June 30, 2016.

	Interest Sensitivity of Outstanding Loans and Advances Maturing in One Year or More
	Domestic	Foreign	Total
	(In Millions of Euros)
Fixed rate	15,251	87,664	102,916
Variable rate	128,390	78,244	206,634

Total loans and advances	143,642	165,908	309,550

Impairment Losses on Loans and Advances

For a discussion of loan loss reserves, see “Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment losses on financial assets” “ in the 2015 20-F and Note 2.2.1 to the Interim Consolidated Financial Statements.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	As of and for the Six Months Ended June 30,	As of and for the Year Ended December 31,	As of and for the Six Months Ended June 30,
	2016	2015	2015
	(In Millions of Euros, Except Percentages)
Loan loss reserve at beginning of period:
Domestic	12,364	9,835	9,835
Foreign	6,378	4,439	4,439

Total loan loss reserve at beginning of period	18,742	14,274	14,274
Loans charged off:
Total domestic (1)	(1,853)	(3,318)	(1,286)
Total foreign (2)	(1,178)	(1,921)	(996)

Total Loans charged off:	(3,032)	(5,239)	(2,282)

Provision for possible loan losses:
Domestic (3)	641	5,936	5,215
Foreign (3)	1,594	5,374	1,285

Total Provision for possible loan losses	2,235	11,310	6,500
Effect of foreign currency translation	(132)	(862)	(274)
Other	(374)	(741)	(482)

Loan loss reserve at end of period:
Domestic	10,364	12,364	12,079
Foreign	7,075	6,378	5,657

Total Loan loss reserve at end of period	17,439	18,742	17,736

Loan loss reserve as a percentage of total loans and receivables at end of period	3.71%	4.10%	4.44%
Net loan charge-offs as a percentage of total loans and receivables at end of period	0.65%	1.15%	0.57%

(1)	Domestic loans charged off in the six months ended June 30, 2016 were mainly related to the real estate sector. Loans charged off in 2015 were also mainly related to the real estate sector.
(2)	Foreign loans charged off in the six months ended June 30, 2016 include €993 million related to real estate loans and loans to individuals and others and €118 million related to commercial and financial loans. Loans charged off in 2015 include €1,904 million related to real estate loans and loans to individuals and others and €16 million related to commercial and financial loans.
(3)	The above table includes amounts related to the acquisition of Garanti and Catalunya Banc. See Note 18 to the Interim Consolidated Financial Statements.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €3,032 million during the six months ended June 30, 2016 compared with €2,282 million during the six months ended June 30, 2015.

Our loan loss reserves as a percentage of total loans and advances decreased to 3.7% as of June 30, 2016 from 4.1% as of December 31, 2015.

Impaired Loans

As described in Note 2.2.1 to the Interim Consolidated Financial Statements, loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to ensure (in part or in full) the performance of the loans.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2016 and 2015 was €130.9 million and €117.6 million, respectively.

The following table provides information regarding our impaired loans, by domicile and type of customer, as of the dates indicated:

	As of June 30, 2016	As of December 31, 2015
	(In Millions of Euros, Except Percentages)
Impaired loans
Domestic	17,641	19,481
Public sector	215	191
Other resident sector	17,425	19,290
Foreign	6,595	5,876
Public sector	18	21
Other non-resident sector	6,577	5,855
Total impaired loans	24,236	25,358
Total loan loss reserve	(17,439)	(18,742)
Impaired loans net of reserves	6,797	6,616

Our total impaired loans amounted to €24,236 million as of June 30, 2016, a 4.4% decrease compared with €25,358 million as of December 31, 2015. This decrease is mainly attributable to a decline in domestic impaired loans, particularly in the real estate and construction sectors.

As mentioned in Note 2.2.1 to the Interim Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets but which present an inherent loss. As of June 30, 2016, the loan loss reserve amounted to €17,439 million, a 6.9% decrease compared with €18,742 million as of December 31, 2015. This decrease in our loan loss reserve is mainly due to the improved performance in Spain.

The following table provides information, by domicile and type of customer, regarding our impaired loans and the loan loss reserves to customers taken for each impaired loan category, as of June 30, 2016.

	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	215	(45)	0.91%
Other sectors	17,425	(8,323)	10.44%
Agriculture	92	(32)	8.59%
Industrial	1,394	(796)	9.77%
Real estate and construction	6,757	(3,703)	41.58%
Commercial and other financial	1,195	(655)	9.86%
Loans to individuals	6,042	(2,025)	5.75%
Other	1,945	(1,110)	10.73%

Total Domestic	17,641	(8,368)	9.25%

Foreign:
Government	18	(9)	0.12%

Other sectors	6,577	(3,354)	2.88%
Agriculture	112	(60)	3.63%
Industrial	1,466	(572)	3.44%
Real estate and construction	391	(182)	1.89%
Commercial and other financial	566	(323)	1.73%
Loans to individuals	2,835	(1,545)	3.14%
Other	1,207	(672)	3.11%

Total Foreign	6,595	(3,364)	2.72%

General reserve		(5,707)

Total impaired loans	24,236	(17,439)	5.96%

Troubled Debt Restructurings

As of June 30, 2016, “troubled debt restructurings”, as described in Appendix X to our Interim Consolidated Financial Statements, totaling €9,970 million were not considered impaired loans.

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical non-performing asset ratio trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with non-performing asset ratio higher than our average non-performing asset ratio. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The non-performing asset ratio in our domestic real estate and construction portfolio was 41.6% as of June 30, 2016 (compared with 41.5% as of December 31, 2015), substantially higher than the average non-performing asset ratio for all of our domestic activities (9.3%) and the average non-performing asset ratio for all of our consolidated activities (6.0%). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 48.9% as of such date (compared with 47.3% as of December 31, 2015). Given such non-performing asset ratio, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Interim Consolidated Financial Statements). The table below sets forth additional information on our domestic real estate and construction portfolio “Potential problem loans” as of June 30, 2016:

	Book Value	Allowance for Loan Losses	% of Loans in Each Category to Total Loans to Customers
	(In Millions of Euros, Except Percentages)
Domestic (1)
Doubtful Loans	5,598	3,148	1.3%
Substandard loans	580	131	0.1%
Of which:
Troubled debt restructurings	85	5	0.0%
(1)	Potential problem loans outside of Real Estate Activity in Spain as of June 30, 2016 were not significant.

Foreign Country Outstandings

The following table sets forth, as of the dates indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2016 and December 31, 2015. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States or other regions which are not listed below.

	As of June 30, 2016		As of December 31, 2015
	Amount	% of total assets	Amount	% of total assets
	(In Millions of Euros, Except %)
United Kingdom	6,746	0.9%	7,306	1.0%
Mexico	1,941	0.3%	2,134	0.3%
Other OECD	10,594	1.5%	10,098	1.4%

Total OECD	19,281	2.6%	19,538	2.7%
Central and South America	3,958	0.5%	3,434	0.5%
Other	4,673	0.6%	4,888	0.7%

Total	27,912	3.7%	27,860	3.8%

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of June 30, 2016.

Categories (1)	Minimum Percentage of Coverage (Outstandings Within Category)
Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties (2)	10.1
Doubtful countries (2)	22.8
Very doubtful countries (2) (3)	83.5
Bankrupt countries (4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.
(2)	Coverage for the aggregate of these three categories (countries with transitory difficulties, doubtful countries and very doubtful countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.
(3)	Outstandings to very doubtful countries are treated as impaired under Bank of Spain regulations.
(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €148 million and €130 million as of June 30, 2016 and December 31, 2015, respectively. These figures do not reflect loan loss reserves of 26.4% and 29.2% respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2016 did not in the aggregate exceed 0.02% of our total assets.

The country-risk exposures described in the preceding paragraph as of June 30, 2016 and December 31, 2015 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2016 and December 31, 2015 amounted to $79 million and $81 million, respectively (approximately €71 million and €74 million, respectively, based on a euro/dollar exchange rate on June 30, 2016 of $1.00 = €0.90 and on December 31, 2015 of $1.00 = €0.92).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	As of June 30, 2016
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	164,739	26,522	8,959	200,220
Foreign
Western Europe	37,808	101	38,093	76,002
Mexico	53,688	376	5,678	59,742
South America	39,403	2,408	6,803	48,614
The United States	45,865	270	3,799	49,934
Turkey	59,014	1680	1,366	62,060
Other	5,767	1,351	4,420	11,538
Total Foreign	241,545	6,186	60,159	307,890

Total	406,284	32,709	69,118	508,111

	As of December 31, 2015
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	168,689	19,014	8,262	195,965
Foreign
Western Europe	35,770	101	39,896	75,767
Mexico	51,422	11,254	1,643	64,319
South America	44,469	3,341	4,423	52,233
The United States	62,988	619	7,391	70,998
Turkey	36,036	4,348	1,786	42,170
Other	3,988	1,411	5,142	10,541
Total Foreign	234,673	21,073	60,281	316,027

Total	403,362	40,087	68,543	511,992

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 22.1 to the Interim Consolidated Financial Statements.

As of June 30, 2016 the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €89,658 considering the noon buying rate as of June 30, 2016) or greater was as follows:

	As of June 30, 2016
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	5,491	43,931	49,422
Over 3 to 6 months	4,770	8,767	13,536
Over 6 to 12 months	7,335	10,151	17,487
Over 12 months	9,773	17,540	27,313
Total	27,369	80,389	107,758

Time deposits from Spanish and foreign financial institutions amounted to €35,423 million as of June 30, 2016, substantially all of which were in excess of $100,000 (approximately €89,658 considering the noon buying rate as of June 30, 2016).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2016, December 31, 2015 and June 30, 2015, see Note 22.2 to the Interim Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of June 30, 2016, December 31, 2015 and June 30, 2015.

	As of and for the Six Months Ended June 30, 2016		As of and for the Year Ended December 31, 2015		As of and for the Six Months Ended June 30, 2015
	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills)
As of end of period	36,879	1.2%	50,342	1.0%	40,680	0.7%
Average during period	38,638	1.3%	47,954	0.9%	41,708	0.6%
Maximum quarter-end balance	40,396	—	50,342	—	44,380	—
Bank promissory notes
As of end of period	1,092	1.5%	516	0.3%	458	1.2%
Average during period	856	0.9%	2,239	1.0%	1,053	1.9%
Maximum quarter-end balance	1,092	—	3,354	—	1,667	—
Bonds and Subordinated debt
As of end of period	15,210	3.1%	14,741	3.4%	11,786	3.9%
Average during period	14,844	3.2%	15,320	2.2%	13,436	3.1%
Maximum quarter-end balance	15,210	—	15,693	—	13,734	—

Total short-term borrowings as of end of period	53,182	1.8%	65,598	1.5%	52,924	1.4%

Return Ratios

The following table sets out our return ratios:

	As of and for the Six Months Ended June 30, 2016	As of and for the year ended December 31, 2015	As of and for the Six Months Ended June 30, 2015
	(In Percentages)
Return on equity (1)	7.2%	5.3%	9.8%
Return on assets (2)	0.7%	0.5%	0.8%
Equity to assets ratio (3)	7.4%	7.7%	8.0%

(1)	Represents profit attributable to parent company for the period as a percentage of average stockholders’ equity for the period. For June 30, 2016 and June 30, 2015 data, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by two.
(2)	Represents profit attributable to parent company as a percentage of average total assets for the period. For June 30, 2016 and June 30, 2015 data, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by two.
(3)	Represents average stockholders´ equity over average total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Turkish liras, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivar and Peruvian new soles. For example, if Latin American currencies, the U.S. dollar or the Turkish lira depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of Latin American currencies, the U.S. dollar or the Turkish lira against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Interim Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as of and for the six months ended June 30, 2016 and June 30, 2015 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the Six Months Ended June 30, 2016	For the Six Months Ended June 30, 2015	As of June 30, 2016	As of December 31, 2015
Mexican peso	20.1694	16.8845	20.6347	18.9147
U.S. dollar	1.1159	1.1155	1.1102	1.0887
Argentine peso	15.9880	9.8345	16.5467	14.1267
Chilean peso	769.2308	693.0007	734.2144	769.8229
Colombian peso	3,484.3206	2,770.0831	3,236.2460	3,424.6575
Peruvian new sol	3.7715	3.4576	3.6490	3.7092
Venezuelan bolivar (*)	1,170.9602	220.7506	1,170.9602	469.4836
Turkish lira	3.2589	2.8623	3.2060	3.1765

(*)	With respect to 2016, the Venezuelan government approved a new exchange rate agreement which sets two new mechanisms that regulate the purchase and sale of foreign currency and suspended the SIMADI exchange rate. With respect to 2015, the SIMADI exchange rate has been used, as reference.

During the six months ended June 30, 2016, all of the above currencies depreciated against the euro in average terms. In particular, the Venezuelan bolivar depreciated significantly. With respect to period-end exchange rates, there was a period-on-period depreciation of all of the above currencies against the euro, except for the Chilean peso, Colombian peso and Peruvian new sol, all of which slightly appreciated. The overall effect of changes in exchange rates was negative for the period-on-period comparisons of the Group’s income statement and balance sheet.

Consolidation of Garanti

On November 19, 2014, we signed agreements with Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk to acquire 62,538,000,000 additional shares of Garanti in the aggregate (equivalent to 14.89% of the capital of Garanti). Since the closing of this acquisition in July 2015, we hold 39.90% of Garanti’s share capital and consolidate Garanti’s results in our consolidated financial statements as we determined we were able to control such entity. This acquisition resulted in certain changes in our operating segments. In particular, since January 1, 2015, our former Eurasia segment has been broken down into the following two segments: Turkey, which consists of our stake in Garanti (25.01% until July 27, 2015 and 39.90% since July 27, 2015), and Rest of Eurasia, which includes the retail and wholesale businesses carried out in Europe and Asia, other than in Spain and Turkey.

Acquisition of Catalunya Banc

On April 24, 2015, once the necessary authorizations had been obtained and all the agreed conditions precedent had been fulfilled, we announced the acquisition of 1,947,166,809 shares of Catalunya Banc, S.A. (approximately 98.4% of its share capital) for a price of approximately €1,165 million. Previously, on July 21, 2014, the Management Commission of the FROB had accepted our bid in the competitive auction for the acquisition of Catalunya Banc. Such acquisition had an impact on the results of operations of the Banking Activity in Spain segment during 2015, affecting the comparability of the segment in 2015 with prior periods. As of June 30, 2016, Catalunya Banc had assets of approximately €38 billion, of which approximately €19 billion corresponded to loans and advances to customers. Financial liabilities at amortized cost amounted to approximately €33 billion as of such date. See Note 3 to our Interim Consolidated Financial Statements for additional information.

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits and financial intermediary services) in the countries in which we operate. Demand for our products and services in those countries is affected by the overall performance of their respective economies regarding activity, employment, inflation and, particularly, interest rates. The demand for loans and saving products correlates positively with income (which in turn is closely correlated with the evolution of Gross Domestic Product, GDP), employment and corporate profits. Moreover, interest rates have a direct impact on banking results given that our banking activity relies on the generation of positive interest margin. However, higher interest rates, all else being equal, reduce the demand for banking loans. The demand for our financial intermediary services also depends on the general economic environment, both domestic and global.

Global GDP growth slightly slowed in the first half of 2016 to an annualized quarterly rate of around 2.8% in the second quarter of 2016 according to BBVA Research estimates, nearly 0.3 percentage points below the annual growth in 2015. The global economy has experienced a period of slow growth in the first half of 2016 in the context of worries regarding China’s accumulated imbalances, the uncertainty on policies and the negotiating strategy of the UK government after the Brexit decision and geopolitical events.

Regarding the evolution of key economic areas for the Group, Eurozone GDP grew 0.5% quarter-on-quarter in the first quarter of 2016 and 0.3% in the second quarter as domestic demand decelerated in the area. The recovery of the Spanish economy has continued during the last quarters (growing, on average, 0.8% quarter-on-quarter in each of the last four completed quarters) as a result of both external factors such as stimulus measures by the European Central Bank, tourism demand and low oil prices, and domestic factors in Spain such as an expansionary fiscal policy, investment resilience against the backdrop of economic reforms and improved credit conditions.

The Mexican economy was close to stagnation in the first half of 2016 due to sluggish domestic demand, the weakness of U.S. manufacturing and the low oil price environment. Inflation has remained in line with targets established by the Bank of Mexico. Moreover, stable inflation expectations and weakened demand offset the positive effects of a weaker Mexican peso on the prices of domestic goods.

Turkey’s GDP growth in the first and second quarters of 2016 (4.7% and 3.1% year-on-year, respectively) shows the resilience of the domestic demand in spite of the negative effects from lower demand in the tourism sector.

South America’s growth remained subdued in the first half of 2016 due to the combined impact of low commodity prices and the continued slowdown of Chinese demand. The Federal Reserve’s softened tone with respect to interest rate increases has been a supportive factor for regional funding conditions. The aggregate GDP of South America’s main economies (Argentina, Brazil, Chile, Colombia, Peru and Venezuela) fell by 1.6% year-on-year in the second quarter 2016 accordingly BBVA Research estimates, with very heterogeneous performances across countries.

U.S. GDP growth remains subdued and slowed down in the first half of 2016 (on average annualized 0.9% quarter-on-quarter compared to 1.5% in the second half of 2015. Strong consumer spending supported by labor market improvements were offset by weak business investment and exports, against the background of a strong U.S. dollar and weak foreign demand.

BBVA Group Results of Operations for the Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015

The table below shows the Group’s consolidated income statements for the six months ended June 30, 2016 and June 30, 2015.

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Interest and similar income	13,702	10,665	28.5
Interest and similar expenses	(5,338)	(3,570)	49.5

Net interest income	8,365	7,096	17.9

Dividend income	301	236	27.5
Share of profit or loss of entities accounted for using the equity method	1	195	(99.5)
Fee and commission income	3,313	2,801	18.3
Fee and commission expenses	(963)	(682)	41.2
Net gains (losses) on financial assets and liabilities (2)	642	827	(22.4)
Net exchange differences	533	620	(14.0)
Other operating income	715	546	31.0%
Other operating expenses	(1,186)	(911)	30.2%
Income on insurance and reinsurance contracts	1,958	1,725	13.5%
Expenses on insurance and reinsurance contracts	(1,446)	(1,233)	17.3%

Gross income	12,233	11,219	9.0

Administration costs	(5,644)	(4,927)	14.6
Personnel expenses	(3,324)	(2,888)	15.1
General and administrative expenses	(2,319)	(2,039)	13.7
Depreciation	(689)	(572)	20.5

Provisions (net)	(262)	(392)	(33.2)
Impairment losses on financial assets (net)	(2,110)	(2,137)	(1.3)
Impairment losses on other assets (net)	(99)	(128)	(22.7)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	37	23	60.9
Negative goodwill	—	22	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(75)	791	n.m. (1)

Operating profit before tax	3,391	3,899	(13.0)

Tax expense (income) related to profit or loss from continuing operations (5)	(920)	(941)	(2.2)

Profit from continuing operations	2,471	2,958	(16.5)

Profit from discontinued operations (net)	—	—	—

Profit	2,471	2,958	(16.5)

Profit attributable to parent company	1,832	2,759	(33.6)
Profit attributable to non-controlling interests	639	200	219.5

(1)	Not meaningful.
(2)	Comprises the following income statement line items contained in the Interim Consolidated Financial Statements: “Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities held for trading, net” and “Gains or (-) losses from hedge accounting, net”.

Net interest income

The following table summarizes the principal components of net interest income for the six months ended June 30, 2016 and June 30, 2015.

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Interest and similar income	13,702	10,665	28.5
Interest and similar expenses	(5,338)	(3,570)	49.5

Total	8,365	7,096	17.9

Net interest income for the six months ended June 30, 2016 amounted to €8,365 million, a 17.9% increase compared with the €7,096 million recorded for the six months ended June 30, 2015, mainly as a result of the following factors:

•	in the Banking Activity in Spain, the acquisition of Catalunya Banc contributed positively to net interest income, which was more than offset by the negative effect of declining yield on loans and a lower volume of loans and advances originated to customers;

•	in Turkey, the change in the consolidation method of Garanti and, to a lesser extent, increased volumes of loans resulting from new loan production in most portfolios especially mortgage loans, and loans in the energy and service sectors, contributed positively to net interest income, which was partially offset by the negative exchange rate effect of the declining Turkish lira against the euro;

•	in Mexico, economic growth has led to increased activity, especially in loans and advances to customers, which was offset by the negative exchange rate effect of the declining Mexican peso against the euro;

•	in South America, increased activity and growing customer spreads contributed positively to net interest income, which was more than offset by the negative exchange rate effect of the declining currencies of the region against the euro, in particular the Venezuelan bolivar and the Argentine peso; and

•	in United States, as a result of the growth in activity mainly attributable to the growth in loans and advances to customers, the stable cost of deposits and growth of the yield on new loan production, all contributed positively to net interest income. There is not an impact of the U.S. dollar against the euro, which experienced little change in the six months ended June 30, 2015.

For further information regarding the contribution of our operating segments to our consolidated net interest income, see “—Results of Operations by Operating Segment for the Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015.”

Dividend income

Dividend income for the six months ended June 30, 2016 amounted to €301 million, a 27.5% increase compared with the €236 million recorded for the six months ended June 30, 2015. Dividend income for the six months ended June 30, 2016 was mainly attributable to the collection of dividends from our investments in Telefonica S.A. and CNCB.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the six months ended June 30, 2016 amounted to €1 million, compared with the €195 million recorded for the six months ended June 30, 2015, due to the change in the consolidation method of Garanti from the equity method to full consolidation.

Fee and commission income

The breakdown of fee and commission income for the six months ended June 30, 2016 and June 30, 2015 is as follows below. Beginning January 1, 2016, we have modified the sub-captions included in fee and commission income. As a result, the breakdown shown below is not directly comparable with the sub-captions included in the 2015 20-F under fee and commission income:

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Bills receivables	27	38	(28.9)
Demand accounts	224	176	27.3
Credit and debit cards	1,293	937	38.0
Checks	100	115	(13.0)
Transfers and others payment orders	278	187	48.7
Insurance product commissions	88	61	44.3
Commitment fees	121	84	44.0
Contingent risks	201	154	30.5
Asset management	415	416	(0.2)
Securities fees	171	143	19.6
Custody securities	60	67	(10.4)
Other	335	424	(21.0)

Total	3,313	2,801	18.3

Fee and commission income increased by 18.3% to €3,313 million for the six months ended June 30, 2016, from €2,801 million for the six months ended June 30, 2015, mainly as a result of the change in the consolidation method of Garanti, and to a lesser extent, increased collection and payment services income, particularly transfers, fees and commissions from credit cards in Mexico and South America, the greater contribution of Catalunya Banc in fees and commissions from mutual funds.

Fee and commission expenses

The breakdown of fee and commission expenses for the six months ended June 30, 2016 and June 30, 2015 is as follows. Beginning January 1, 2016, we have modified the sub-captions included in fee and commission expenses. As a result, the breakdown shown below is not directly comparable with the sub-captions included in the 2015 20-F under fee and commission expenses:

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Commissions for selling insurance	30	37	(18.9)
Credit and debit cards	613	414	48.1
Transfers and others payment orders	51	39	30.8
Other fees and commissions	269	192	40.1

Total	963	682	41.2

Fee and commission expenses increased by 41.2% to €963 million for the six months ended June 30, 2016, from €682 million for the six months ended June 30, 2015, primarily due to the change in the consolidation method of Garanti, and to a lesser extent, the contribution of Catalunya Banc and due to higher revenues from insurance and credit and debit cards commissions

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities decreased by 18.8% to €1,175 million for the six months ended June 30, 2016, from €1,447 million for the six months ended June 30, 2015, mainly due to lower ALCO (Assets and Liabilities Committee) portfolio sales in Spain, and to a lesser extent, negative exchange differences.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2016 and 2015. Beginning January 1, 2016, we have modified the sub-captions included in net gains (losses) on financial assets and liabilities and net exchange differences. As a result, the breakdown shown below is not directly comparable with the sub-captions included in the 2015 20-F under net gains (losses) on financial assets and liabilities and net exchange differences:

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	683	649	5.2
Available-for-sale financial assets	469	613	(23.5)
Loans and receivables	77	37	108.9
Other	137	(1)	n.m. (1)
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	24	17	40.8
Gains or losses on financial assets and liabilities held for trading, net	106	161	(33.7)
Gains or losses from hedge accounting, net	(171)	—	n.m. (1)

Net gains (losses) on financial assets and liabilities	642	827	(22.2)

(1)	Not meaningful.

Net exchange differences decreased 14.0% from €620 million for the six months ended June 30, 2015 to €533 million for the six months ended June 30, 2016 due primarily to the evolution of foreign currencies and exchange rate management, including hedging arrangements.

Other operating income and expenses

Other operating income amounted to €715 million for the six months ended June 30, 2016, a 31.0% increase compared to €546 million for the six months ended June 30, 2015, due mainly to the change in the consolidation method of Garanti and dividends received from CNCB.

Other operating expenses for the six months ended June 30, 2016 amounted to €1,186 million, a 30.2% increase compared to the €911 million recorded for the six months ended June 30, 2015, due primarily to the change in the consolidation method of Garanti and adverse effects of high inflation in Turkey and Argentina, and the contribution to the new SRF (the aggregate of the national resolution funds), compared with the contribution made in 2015 to the FROB, which was recorded in the fourth quarter of the year. These factors were partially offset by lower contributions to deposit guarantee funds in other countries in which the BBVA Group operates.

Income and expenses on insurance and reinsurance contracts

Income on insurance and reinsurance contracts for the six months ended June 30, 2016 was €1,958 million, a 13.5% increase compared with the €1,725 million gain recorded for the six months ended June 30, 2015, mainly as a result of the performance of BBVA Seguros in Spain and the change in the consolidation method of Garanti.

Expenses on insurance and reinsurance contracts for the six months ended June 30, 2016 were €1,446 million, a 17.3% increase compared with the €1,233 million gain recorded for the six months ended June 30, 2015 mainly as a result of the impact of the depreciation of the Mexican peso and other currencies in South America against the Euro, increased claims in Spain as a result of greater activity and the change in the consolidation method of Garanti.

Administration costs

Administration costs for the six months ended June 30, 2016 amounted to €5,644 million, a 14.6% increase compared with the €4,927 million recorded for the six months ended June 30, 2015, mainly due to the change in the consolidation method of Garanti and the higher contribution of Catalunya Banc, partially offset by the effect of exchange rates in Mexico and South America.

The table below provides a breakdown of personnel expenses for the six months ended June 30, 2016 and June 30, 2015. Beginning January 1, 2016, we have modified the sub-captions included in administration costs. As a result, the breakdown shown below is not directly comparable with the sub-captions included in the 2015 20-F under administration costs.

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Wages and salary	2,587	2,221	16.5
Social security costs	403	348	15.8
Defined contribution plan expense	45	44	2.3
Defined benefit plan expense	34	33	3.0
Other personnel expenses	255	242	5.4

Personnel expenses	3,324	2,888	15.1

Wages and salary expenses increased 16.5% from €2,221 million for the six months ended June 30, 2015 to €2,587 million for the six months ended June 30, 2016, mainly as a result of the change in the consolidation method of Garanti.

The table below provides a breakdown of general and administrative expenses for the six months ended June 30, 2016 and June 30, 2015:

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Technology and systems	333	293	13.6
Communications	151	122	24.2
Advertising	205	170	20.9
Property, fixtures and materials	547	468	16.9
Of which:
Rent expenses	313	271	15.5
Taxes other than income tax	228	203	12.1
Other expenses	855	783	9.2

General and administrative expenses	2,319	2,039	13.7

Technology and systems expenses increased 13.7% from €293 million for the six months ended June 30, 2015 to €333 million for the six months ended June 30, 2016, mainly due to the change in the consolidation method of Garanti and higher investments in technology. Property, fixtures and materials expenses increased from €468 million for the six months ended June 30, 2016 to €547 million mainly as a result of the change in the consolidation method of Garanti and the higher contribution of Catalunya Banc.

Depreciation

Depreciation for the six months ended June 30, 2016 was €689 million, a 20.5% increase compared with the €572 million recorded for the six months ended June 30, 2015, mainly due to the change in the consolidation method of Garanti and the higher contribution of Catalunya Banc, and to a lesser extent, the amortization of software and hardware.

Provisions (net)

Provisions (net) for the six months ended June 30, 2016 was €262 million, a 33.2% decrease compared with the €392 million recorded for the six months ended June 30, 2015, largely as a result of a decrease in the costs related to early retirements and contributions to pension funds.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the six months ended June 30, 2016 was a loss of €2,110 million, a 1.3% decrease compared with the €2,137 million loss recorded for the six months ended June 30, 2015 mainly as a result of lower additions to non-performing assets in Spain, higher recovery of written-off assets of the Real Estate Activity in Spain segment and the impact of the depreciation of the majority of our operating currencies against the euro. These effects were partially offset by the change in the consolidation method of Garanti, and to a lesser extent, increased losses in the United States following downgrades in the energy and metals and mining sectors and increased provisions in Garanti’s subsidiary in Romania. The Group’s non-performing asset ratio was 6.1% as of June 30, 2016, compared to 5.8% as of December 31, 2015.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the six months ended June 30, 2016 amounted to €99 million, a 22.7% decrease compared to the €128 million recorded for the six months ended June 30, 2015, due to lower impairments losses on real estate investment properties in Spain.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the six months ended June 30, 2016 amounted to a gain of €37 million, a 60.9% increase compared to a gain of €23 million recognized for the six months ended June 30, 2015, mainly as a result of disposal of investments in subsidiaries and, to a lesser extent, losses from the sale of certain assets of Unnim in 2015.

Negative goodwill

Negative goodwill for the six months ended June 30, 2016 was nil, compared to a negative goodwill of €22 million recognized for the six months ended June 30, 2015. Negative goodwill for the six months ended June 30, 2015 was attributable to the acquisition of Catalunya Banc in April 2015.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the six months ended June 30, 2016 amounted to a loss of €75 million, compared to a gain of €791 million for the six months ended June 30, 2015. The gains in the first six months of 2015 were mainly attributable to the sale of a 6.4% stake in CNCB.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the six months ended June 30, 2016 was €3,391 million, a 13.0% decrease from the €3,899 million recorded for the six months ended June 30, 2015.

Tax expense (income) related to profit or loss from continuing operations

Tax expense (income) related to profit or loss from continuing operations for the six months ended June 30, 2016 was an expense of €920 million, compared with an expense of €941 million recorded for the six months ended June 30, 2015, due mainly to the lower operating profit before tax.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the six months ended June 30, 2016 was €2,471 million, a 16.5% decrease from the €2,958 million recorded for the six months ended June 30, 2015.

Profit from discontinued operations (net)

There was no profit from discontinued operations for the six months ended June 30, 2016 or June 30, 2015.

Profit

As a result of the foregoing, profit for the six months ended June 30, 2016 was €2,471 million, a 16.5% decrease from the €2,958 million recorded for the six months ended June 30, 2015.

Profit attributable to parent company

Profit attributable to parent company for the six months ended June 30, 2016 was €1,832 million, a 33.6% decrease from the €2,759 million recorded for the six months ended June 30, 2015.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the six months ended June 30, 2016 was €639 million, a 219.5% increase compared with the €200 million registered for the six months ended June 30, 2015, mainly as a result of the change in the consolidation method of Garanti and, to a lesser extent, stronger performance of our Peruvian and Argentinian operations where there are minority shareholders, partially offset by the depreciation of the Venezuelan bolivar.

Results of Operations by Operating Segment

The information contained in this section is presented under management criteria.

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, which are the following:

•	The treatment of Garanti: Since July 2015, we hold 39.90% of Garanti’s share capital, and we have fully consolidated Garanti’s results in our consolidated financial statements. Information from January 1 through June 30, 2015 has been calculated and is presented under management criteria according to which the assets, liabilities and income statement of Garanti are included in every line item of the balance sheet and the income statement based on our 25.01% interest in Garanti during such period. For purposes of the Group financial statements the participation in Garanti was accounted under “Share of profit or loss of entities accounted for using the equity method” during such period.

•	The creation of a line item on the income statement called “Profit from corporate operations” which is in place of “Profit from discontinued operations” that includes the gains from the sale of our 6.43% participation in CNCB during the six months ended June 30, 2015.

	For the Six Months Ended June 30, 2016
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	1,943	42	1,606	86	2,556	1,441	938	(247)	8,365	—	8,365

Net fees and commissions	771	2	392	92	556	299	306	(68)	2,350	—	2,350
Net gains (losses) on financial assets and liabilities and net exchange differences	390	—	128	60	97	319	93	88	1,175	—	1,175
Other operating income and expenses (net) (1)	189	(33)	28	42	101	(59)	(8)	82	343	—	343

Gross income	3,293	11	2,154	281	3,309	1,999	1,330	(144)	12,233	—	12,233

Administration costs	(1,642)	(53)	(745)	(164)	(1,077)	(874)	(811)	(278)	(5,644)	—	(5,644)
Depreciation	(158)	(14)	(88)	(6)	(121)	(47)	(94)	(161)	(689)	—	(689)

Net margin before provisions	1,493	(56)	1,321	111	2,112	1,078	424	(583)	5,900	—	5,900

Impairment losses on financial assets (net)	(509)	(85)	(301)	(9)	(788)	(245)	(149)	(26)	(2,110)	—	(2,110)
Provisions (net) and other gains (losses)	(87)	(148)	1	2	(24)	(29)	(35)	(78)	(399)	—	(399)

Operating profit/ (loss) before tax	897	(289)	1,022	104	1,300	804	240	(686)	3,391	—	3,391

Tax expense (income) related to profit or loss from continuing operations	(276)	80	(203)	(28)	(331)	(271)	(62)	172	(920)	—	(920)

Profit from continuing operations	621	(209)	819	74	968	533	178	(515)	2,471	—	2,471

Profit from discontinued operations /Profit from corporate operations (net) (2)	—	—	—	—	—	—	—	—	—	—	—

Profit	621	(209)	819	74	968	533	178	(515)	2,471	—	2,471

Profit attributable to non-controlling interests	(2)	—	(495)	—	—	(139)	—	(3)	(639)	—	(639)

Profit attributable to parent company	619	(209)	324	74	968	394	178	(518)	1,832	—	1,832

(1)	Comprises the following income statement line items contained in the Interim Consolidated Financial Statements: “Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities held for trading, net” and “Gains or (-) losses from hedge accounting, net” and “exchange differences, net”.
(2)	Includes “share of profit or loss of entities accounted for using the equity method”; “income on insurance and reinsurance contracts” and “expenses on insurance and reinsurance”.
(3)	For Group Income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

	For the Six Months Ended June 30, 2015
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	1,980	(12)	425	85	2,731	1,652	883	(224)	7,521	(425)	7,096

Net fees and commissions	810	1	98	90	605	360	316	(64)	2,216	(97)	2,119
Net gains (losses) on financial assets and liabilities and net exchange differences (1)	674	1	(22)	89	110	306	107	159	1,425	21	1,446
Other operating income and expenses (net) (2)	244	(54)	9	—	119	(22)	16	80	392	166	558

Gross income	3,709	(64)	510	265	3,565	2,296	1,321	(49)	11,554	(335)	11,219

Administration costs	(1,452)	(49)	(203)	(168)	(1,205)	(958)	(777)	(314)	(5,128)	203	(4,927)
Depreciation	(169)	(12)	(19)	(7)	(108)	(53)	(104)	(118)	(590)	18	(572)

Net margin before provisions	2,088	(124)	289	89	2,252	1,285	440	(482)	5,836	(116)	5,720

Impairment losses on financial assets (net)	(775)	(116)	(71)	(28)	(852)	(310)	(62)	5	(2,208)	71	(2,137)
Provisions (net) and other gains (losses)	(272)	(196)	1	5	(16)	(45)	3	(61)	(581)	897	316

Operating profit/ (loss) before tax	1,041	(436)	219	66	1,384	929	381	(538)	3,046	853	3,899

Tax expense (income) related to profit or loss from continuing operations	(308)	135	(44)	(23)	(338)	(272)	(105)	141	(815)	(126)	(941)

Profit from continuing operations	733	(301)	174	43	1,045	657	276	(397)	2,231	727	2,958

Profit from discontinued operations /Profit from corporate operations (net) (3)	—	—	—	—	—	—	—	727	727	(727)	—

Profit	733	(301)	174	43	1,045	657	276	330	2,958	—	2,958

Profit attributable to non-controlling interests	(2)	—	—	—	—	(182)	—	(15)	(200)	—	(200)

Profit attributable to parent company	731	(301)	174	43	1,045	475	276	315	2,759	—	2,759

(1)	Comprises the following income statement line items contained in the Interim Consolidated Financial Statements: “Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities held for trading, net” and “Gains or (-) losses from hedge accounting, net” and “exchange differences, net”.
(2)	Includes “share of profit or loss of entities accounted for using the equity method”; “income on insurance and reinsurance contracts” and “expenses on insurance and reinsurance”.
(3)	For Group Income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

Results of Operations by Operating Segment for the Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015

BANKING ACTIVITY IN SPAIN

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Net interest income	1,943	1,980	(1.9)

Net fees and commissions	771	810	(4.8)
Net gains (losses) on financial assets and liabilities and net exchange differences	390	674	(42.1)
Other operating income and expenses (net)	(20)	81	n.m. (1)
Income and expenses (net) on insurance and reinsurance contracts	209	163	28.1

Gross income	3,293	3,709	(11.2)

Administration costs	(1,642)	(1,452)	13.0
Depreciation	(158)	(169)	(6.2)

Net margin before provisions	1,493	2,088	(28.5)

Impairment losses on financial assets (net)	(509)	(775)	(34.4)
Provisions (net) and other gains (losses)	(87)	(272)	(67.9)

Operating profit/(loss) before tax	897	1,041	(13.8)

Tax expense (income) related to profit or loss from continuing operations	(276)	(308)	(10.2)

Profit from continuing operations	621	733	(15.3)

Profit from corporate operations (net)	—	—	—

Profit	621	733	(15.3)

Profit attributable to non-controlling interests	(2)	(2)	3.2

Profit attributable to parent company	619	731	(15.3)

(1)	Not meaningful.

The acquisition of Catalunya Banc in the second quarter of 2015 affects the comparability of our results for the periods discussed herein. See “—Factors Affecting the Comparability of our Results of Operations and Financial Conditions.”

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2016 was €1,943 million, a 1.9% decrease compared with the €1,980 million recorded for the six months ended June 30, 2015, mainly as a result of declining yields on loans, which was partially offset by an increase in loan origination. The decline in net interest income was despite the fact that we consolidated Catalunya Banc for the full period in the six months ended June 30, 2016 compared with three months during the prior period.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2016 amounted to €771 million, a 4.8% decrease compared with the €810 million recorded for the six months ended June 30, 2015, primarily due to the lower contribution from fees and commissions arising from securities services, including investment banking.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2016 was a gain of €390 million, a 42.1% decrease compared with the €674 million gain recorded for the six months ended June 30, 2015, as a result of lower ALCO portfolio sales, in the context of difficult market conditions, partially offset with the positive net exchange differences and the sale of our stake in VISA Europe Ltd. to Visa Inc., which generated €138 million gain.

Other operating income and expenses (net)

Other operating income and expenses (net) of this agreement segment for the six months ended June 30, 2016 was a loss of €20 million compared with the €81 million gain recorded for the six months ended June 30, 2015 mainly as a result of the annual contribution to the Single Resolution Fund, which had a negative effect of €107 million in this operating segment. The 2015 contribution to the FROB was made in the fourth quarter of that year.

Income and expenses (net) on insurance and reinsurance contracts

Income and expenses (net) on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2016 was a gain of €209 million, a 28.1% increase compared with the €163 million gain recorded for the six months ended June 30, 2015.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2016 were €1,642 million, a 13.0% increase compared with the €1,452 million recorded for the six months ended June 30, 2015, mainly as a result of the acquisition of Catalunya Banc and its integration costs.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2016 was €509 million, a 34.4% decrease from the €775 million recorded for the six months ended June 30, 2015, which is mainly attributable to the improvement of the credit risk quality in Spain. Impairment losses on financial assets (net) of this operating segment recorded higher provisions for the six months ended June 30, 2015 than in the six months ended June 30, 2016.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the six months ended June 30, 2015 were a loss of €87 million, a 68.0% decrease compared with the €272 million loss recorded for the six months ended June 30, 2015, mainly due to the lower contingencies related to Catalunya Banc.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2016 was €897 million, down 13.8% from an operating profit before tax of €1,041 million recorded for the six months ended June 30, 2015.

Tax expense (income) related to profit or loss from continuing operations

Tax expense (income) related to profit or loss from continuing operations of this operating segment for the six months ended June 30, 2016 was an expense of €276 million, a 10.4% decrease compared with a €308 million expense recorded for the six months ended June 30, 2015, primarily as a result of the lower operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2016 was €619 million, a 15.3% decrease from the €731 million recorded for the six months ended June 30, 2015.

REAL ESTATE ACTIVITY IN SPAIN

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Net interest income	42	(12)	n.m.

Net fees and commissions	2	1	79.2
Net gains (losses) on financial assets and liabilities and net exchange differences	—	1	n.m. (1)
Other operating income and expenses (net)	(33)	(54)	(39.8)

Gross income	11	(64)	n.m. (1)

Administration costs	(53)	(49)	7.9
Depreciation	(14)	(12)	15.9

Net margin before provisions	(56)	(124)	(55.1)

Impairment losses on financial assets (net)	(85)	(116)	(26.8)
Provisions (net) and other gains (losses)	(148)	(196)	(24.5)

Operating profit/(loss) before tax	(289)	(436)	(33.9)

Tax expense (income) related to profit or loss from continuing operations	80	135	(41.0)

Profit/(loss) from continuing operations	(209)	(301)	(30.7)

Profit from corporate operations (net)	—	—	—

Profit/(loss)	(209)	(301)	(30.7)

Profit attributable to non-controlling interests	—	—	—

Profit/(loss) attributable to parent company	(209)	(301)	(30.6)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2016 was €42 million, compared with €12 million of net interest expense recorded for the six months ended June 30, 2015, mainly as a result of lower provisions in the asset portfolios and lower financed volumes as a result of reduced exposure.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2016 amounted to €2 million, compared with the €1 million recorded for the six months ended June 30, 2015.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2016 were nil, compared with a €1 million gain recorded for the six months ended June 30, 2015.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2016 was an expense of €33 million, a 39.8% decrease compared with the €45 million expense recorded for the six months ended June 30, 2015, mainly as a result of lower costs related to the administration and sale of properties.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2016 were €53 million, a 7.9% increase compared with the €49 million recorded for the six months ended June 30, 2015, primarily as a result of increased general expenses due to higher volume of technical reports and real estate valuations.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2016 was €85 million, a 26.8% decrease compared with the €116 million recorded for the six months ended June 30, 2015, mainly attributable to higher recovery of written-off assets as well as lower losses from real estate asset collateral.

Provisions (net) and other gains (losses)

Provisions (net) and other losses of this operating segment for the six months ended June 30, 2016 were €148 million, a 24.5% decrease compared with the €196 million recorded for the six months ended June 30, 2015, as a result of lower needs for loan-loss and real estate provisions as a result of improved asset quality.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for the six months ended June 30, 2016 was €289 million, a 33.9% decrease compared with the €436 million loss recorded for the six months ended June 30, 2015.

Tax expense (income) related to profit or loss from continuing operations

Tax expense (income) related to profit or loss from continuing operations of this operating segment for the six months ended June 30, 2016 amounted to a benefit of €80 million, a 41.0% decrease compared with the €135 million benefit recorded for the six months ended June 30, 2015, primarily as a result of the lower operating loss before tax.

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for the six months ended June 30, 2016 was €209 million, a 30.6% decrease compared with the €300 million loss recorded for the six months ended June 30, 2015.

TURKEY

In accordance with IFRS 8, information for the Turkey operating segment is presented under management criteria, pursuant to which Garanti’s information has been proportionally consolidated based on our 25.01% interest in Garanti during the six-month period ended June 30, 2015. Since July 2015, we hold 39.90% of Garanti’s share capital and we have fully consolidated Garanti’s results in our consolidated financial statements. Information from January 1 through June 30, 2015 is presented under management criteria according to which the assets, liabilities and income statement of Garanti are included in every line item of the balance sheet and the income statement based on our 25.01% interest in Garanti during such period.

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Net interest income	1,606	425	277.8

Net fees and commissions	392	98	300.0
Net gains (losses) on financial assets and liabilities and net exchange differences	128	(22)	n.m.	(1)
Other operating income and expenses (net)	(6)	2	n.m.	(1)
Income and expenses on insurance and reinsurance contracts	34	7	n.m.	(1)

Gross income	2,154	510	n.m.	(1)

Administration costs	(745)	(203)	267.5
Depreciation	(88)	(19)	n.m.	(1).

Net margin before provisions	1,321	289	n.m.	(1)

Impairment losses on financial assets (net)	(301)	(71)	n.m.	(1)
Provisions (net) and other gains (losses)	1	1	n.m	(1)

Operating profit/(loss) before tax	1,022	219	n.m.	(1)

Tax expense (income) related to profit or loss from continuing operations	(203)	(44)	n.m.	(1)

Profit from continuing operations	819	174	n.m.	(1)

Profit from corporate operations (net)	—	—	—

Profit	819	174	n.m.	(1)

Profit attributable to non-controlling interests	(495)	—	—

Profit attributable to parent company	324	174	85.8

(1)	Not meaningful.

As indicated above, during the six-month period ended June 30, 2016, Garanti was fully consolidated by us following the acquisition of an additional 14.89% stake in Garanti in July 2015, whereas it was proportionally consolidated by us based on our 25.01% interest during the prior period. Such consolidation affects the comparability of our results for the periods discussed herein for all the accounting lines items of the income statement. Additionally, during the six months ended June 30, 2016, the Turkish lira depreciated against the Euro in average terms, resulting in a negative exchange rate effect on our income statement for the six months ended June 30, 2016. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates.”

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2016 was €1,606 million, a 277.8% increase compared to the €425 million recorded for the six months ended June 30, 2015, mainly as a result of the change in the consolidation method of Garanti, which more than offset the adverse impact of exchange rates, as well as volumes and yields on loans and decreased cost of deposits.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €392 million for the six months ended June 30, 2016, a 300.0% increase from the €98 million recorded for the six months ended June 30, 2015, mainly due to the change in the consolidation method of Garanti, which more than offset the negative effect of the temporary suspension of account maintenance and administration fees (which was ordered by the Turkish Council of State in January 2016) and the depreciation of the Turkish lira. In particular, there was an increase in fees for payment and collection services as a result of the implementation of improvements in payment systems.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2016 was a gain of €128 million compared to the €22 million loss recorded for the six months ended June 30, 2015, as a result of capital gains from the divestment ALCO portfolios, €87 million gross of tax received in connection with the purchase of VISA Europe Ltd. by VISA Inc. in November 2015 and gains on financial assets due to the performance of the Global Markets unit.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2016 was a loss of €6 million, compared with the €2 million gain recorded for the six months ended June 30, 2015 mainly as a result of the impact of the depreciation of the Turkish lira on cost headings denominated in that currency, the high inflation rate and the investments made in the upgrading, modernization and digitalization of traditional channels

Income and expenses (net) on insurance and reinsurance contracts

Income and expenses (net) on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2016 was a gain of €34 million, compared with the €7 million gain recorded for the six months ended June 30, 2015 mainly attributable to the change in the consolidation method of Garanti.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2016 were €745 million, a 267.5% increase from the €203 million recorded for the six months ended June 30, 2015, mainly as a result of the change in the consolidation method of Garanti and, to a lesser extent, the high level of inflation and the 30% increase in the minimum wage since January 2016. This increase was partially offset by the depreciation of the Turkish lira.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2016 was a loss of €301 million, compared to a €71 million loss recorded for the six months ended June 30, 2015, mainly as a result of the change in the consolidation method of Garanti, which was partially offset by the depreciation of the Turkish lira and, to a lesser extent, increased provisions related to the subsidiary in Romania. This operating segment’s non-performing asset ratio was 2.7% as of June 30, 2016, compared to 2.8% as of December 31, 2015.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2016 was €1,022 million, compared to €219 million recorded for the six months ended June 30, 2015. A significant portion of our operating profit for this operating segment is attributable to our 100% consolidation of Garanti, but as we hold only 39.90% of this entity, the majority of its operating profit is allocable to its other shareholders and is recorded under “Profit attributable to non-controlling interests”.

Tax expense (income) related to profit or loss from continuing operations

Tax expense (income) related to profit or loss from continuing operations of this operating segment for the six months ended June 30, 2016 was an expense of €203 million, compared with a €44 million expense recorded for the six months ended June 30, 2015, mainly as a result of the change in the consolidation method of Garanti and the resulting increase in operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2016 was €324 million, an 85.8% increase from the €174 million recorded for the six months ended June 30, 2015. A significant portion of our operating profit for this operating segment is attributable to our 100% consolidation of Garanti, but as we hold only 39.90% of this entity, the majority of its operating profit is allocable to its other shareholders and is recorded under “Profit attributable to non-controlling interests”.

REST OF EURASIA

	For the Six Months Ended June 30,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	86	85	1.1

Net fees and commissions	92	90	1.6
Net gains (losses) on financial assets and liabilities and net exchange differences	60	89	(32.5)
Other operating income and expenses (net)	42	—	n.m.

Gross income	281	265	5.9

Administration costs	(164)	(169)	(2.9)
Depreciation	(6)	(7)	(14.6)

Net margin before provisions	111	89	24.4

Impairment losses on financial assets (net)	(9)	(28)	(68.9)
Provisions (net) and other gains (losses)	2	5	(67.5)

Operating profit/(loss) before tax	104	66	56.6

Tax expense or (-) income related to profit or loss from continuing operation	(28)	(23)	22.6

Profit from continuing operations	75	43	72.4

Profit from corporate operations (net)	—	—	—

Profit	75	43	72.4

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	75	43	72.4

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2016 was €86 million, a 1.1% increase compared to the €85 million recorded for the six months ended June 30, 2015.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €92 million for the six months ended June 30, 2016, a 1.6% increase from the €90 million recorded for the six months ended June 30, 2015.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2016 was a gain of €60 million, a 32.5% decrease compared to the €89 million gain recorded for the six months ended June 30, 2015, as a result of the lower contribution from trading income.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2016 was income of €42 million, compared no other operating income and expenses (net) of this operating segment for the six months ended June 30, 2015. This increase is due to the dividend received from CNCB.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2016 were €164 million, a 2.9% decrease from the €169 million recorded for the six months ended June 30, 2015, as a result of lower personnel expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2016 was €9 million, a 68.9% decrease from the €28 million recorded for the six months ended June 30, 2015, mainly as a result of higher impairment losses in Portugal related to mortgage loans. This operating segment’s non-performing asset ratio decreased to 2.7% as of June 30, 2016, from 2.6% as of December 31, 2015.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2016 was €104 million, a 56.6% increase from the €66 million recorded for the six months ended June 30, 2015.

Tax expense (income) related to profit or loss from continuing operations

Tax expense (income) related to profit or loss from continuing operations of this operating segment for the six months ended June 30, 2016 was an expense of €28 million, a 22.6% increase compared with a €23 million expense recorded for the six months ended June 30, 2015, primarily as a result of the increased operating profit before tax and higher income subject to zero or low tax rates.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2016 was €75 million, a 74.7% increase from the €43 million recorded for the six months ended June 30, 2015.

MEXICO

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Net interest income	2,556	2,731	(6.4)

Net fees and commissions	556	605	(8.1)
Net gains (losses) on financial assets and liabilities and net exchange differences	97	110	(11.6)
Other operating income and expenses (net)	(114)	(126)	(10.0)
Income and expenses (net) on insurance and reinsurance contracts	214	245	(12.8)

Gross income	3,309	3,565	(7.2)

Administration costs	(1,077)	(1,205)	(10.7)
Depreciation	(121)	(108)	12.0

Net margin before provisions	2,112	2,252	(6.2)

Impairment losses on financial assets (net)	(788)	(852)	(7.5)
Provisions (net) and other gains (losses)	(24)	(16)	47.9

Operating profit/(loss) before tax	1,300	1,384	(6.1)

Tax expense (income) related to profit or loss from continuing operations	(331)	(338)	(2.2)

Profit from continuing operations	968	1,045	(7.4)

Profit from corporate operations (net)	—	—	—

Profit	968	1,045	(7.4)

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	968	1,045	(7.4)

In the six months ended June 30, 2016, the Mexican peso depreciated against the euro in average terms, resulting in a negative exchange rate effect on our income statement for the six months ended June 30, 2015. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates.”

Net interest income

Net interest income of this operating segment in the six months ended June 30, 2016 was €2,556 million, a 6.4% decrease compared to the €2,731 million recorded in the six months ended June 30, 2015, mainly due to the impact of the depreciation of the Mexican peso, which more than offset the higher volumes in lending and fund gathering.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €556 million for the six months ended June 30, 2016, an 8.1% decrease from the €605 million recorded for the six months ended June 30, 2015, mainly as a result of the depreciation of the Mexican peso, which more than offset the increase in fees from credit cards (mainly from cash advances), fees from securities services and maintenance and administration fees for current accounts.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2016, was a gain of €97 million, an 11.6% decrease compared to the €110 million gain recorded for the six months ended June 30, 2015, mainly as a result of the impact of the depreciation of the Mexican peso, which more than offset the higher contribution from trading income, in particular in our Global Markets unit, and due to an increase in the volume of exchange rate operations with customers.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2016 was a loss of €114 million, a 10.0% decrease compared with the €126 million loss recorded for the six months ended June 30, 2015 mainly as a result of the depreciation of the Mexican peso and the contribution to the local deposit guarantee fund (IPAB).

Income and expenses (net) on insurance and reinsurance contracts

Income and expenses (net) on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2016 was a gain of €214 million, a 12.8% decrease compared with the €245 million gain recorded for the six months ended June 30, 2015, primarily as a result of the depreciation of the Mexican peso.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2016 were €1,077 million, a 10.7% decrease from the €1,205 million recorded for the six months ended June 30, 2015, mainly as a result of the impact of the depreciation of the Mexican peso, which more than offset an increase in wages, due to inflation , and general expenses, mainly as a result of the change of headquarters and the ongoing renovation and remodeling of branch offices.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2016 was €788 million, a 7.5% decrease from the €852 million recorded for the six months ended June 30, 2015, mainly as a result of the impact of the depreciation of the Mexican peso, which more than offset a higher growth activity. This operating segment’s non-performing asset ratio decreased to 2.5% as of June 30, 2016, from 2.6% as of December 31, 2015.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2016 was €1,300 million, a 6.1% decrease from the €1,384 million recorded for the six months ended June 30, 2015.

Tax expense (income) related to profit or loss from continuing operations

Tax expense (income) related to profit or loss from continuing operations of this operating segment for the six months ended June 30, 2016 was an expense of €331 million, a 2.2% decrease compared with a €338 million expense recorded for the six months ended June 30, 2015, mainly as a result of the decreased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2016 was €968 million, a 7.4% decrease from the €1,045 million recorded for the six months ended June 30, 2015.

SOUTH AMERICA

	For the Six Months Ended June 30,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	1,441	1,652	(12.8)

Net fees and commissions	299	360	(17.0)
Net gains (losses) on financial assets and liabilities and net exchange differences	319	306	4.3
Other operating income and expenses (net)	(127)	(106)	20.1
Income and expenses (net) on insurance and reinsurance contracts	67	84	(19.4)

Gross income	1,999	2,296	(12.9)

Administration costs	(874)	(958)	(8.8)
Depreciation	(47)	(53)	(11.6)

Net margin before provisions	1,078	1,285	(16.1)

Impairment losses on financial assets (net)	(245)	(310)	(20.9)
Provisions (net) and other gains (losses)	(29)	(45)	(36.8)

Operating profit/(loss) before tax	804	929	(13.5)

Tax expense (income) related to profit or loss from continuing operations	(271)	(272)	(0.6)

Profit from continuing operations	533	657	(18.9)

Profit from corporate operations (net)	—	—	—

Profit	533	657	(18.9)

Profit attributable to non-controlling interests	(139)	(182)	(23.5)

Profit attributable to parent company	394	475	(17.1)

In the six months ended June 30, 2016 all the currencies of this region depreciated in period-average terms against the euro compared to the six months ended June 30, 2015 with the Venezuelan bolivar experiencing particularly large declines against the euro. This resulted in a negative impact on the results of operations of the South America operating segment for the six months ended June 30, 2016 expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment in the six months ended June 30, 2016 was €1,441 million, a 12.8% decrease compared to the €1,652 million recorded in the six months ended June 30, 2015, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and Argentine peso, which more than offset the impact of the increased activity and growing customer spreads.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €299 million in the six months ended June 30, 2016, a 17.0% decrease from the €360 million recorded in the six months ended June 30, 2015, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and Argentine peso, which more than offset the increase in fees related to bills, receivables, checks and credit cards, particularly in Argentina, Colombia and Venezuela.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment in the six months ended June 30, 2016 was a gain of €319 million, a 4.3% increase compared to the €306 million gain recorded in the six months ended June 30, 2015, primarily due to the performance in Argentina, following the removal of foreign exchange controls in the country, and to a lesser extent the impact of the depreciation of the Argentine peso.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2016 was a loss of €127 million, compared with the €106 million loss recorded for the six months ended June 30, 2015 mainly as a result of increased operating expenses resulting from the high rate of inflation in some countries in the region, the adverse impact of cost units denominated in U.S. dollars, as a result of the dollar’s appreciation against euro, and certain investments in the region, which more than offset the impact of the depreciation of the Venezuelan bolivar, the Argentine peso and other currencies in the region.

Income and expenses (net) on insurance and reinsurance contracts

Income and expenses (net) on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2016 was a gain of €67 million, a 19.4% decrease compared with the €84 million gain recorded for the six months ended June 30, 2015 mainly as a result of the impact of the depreciation of the Venezuelan bolivar, the Argentine peso and other currencies in the region against the euro.

Administration costs

Administration costs of this operating segment in the six months ended June 30, 2016 were €874 million, an 8.8% decrease from the €958 million recorded in the six months ended June 30, 2015, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and Argentine peso, which more than offset the impact of inflation in certain countries in the region and higher personnel and general expenses as denominated in local currencies.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment in the six months ended June 30, 2016 was €245 million, a 20.9% decrease from the €310 million recorded in the six months ended June 30, 2015, mainly as a result of the depreciation of all the currencies of this region, especially the Venezuelan bolivar and, a lesser extent, a decrease in provisions, particularly in Colombia and Chile. This operating segment’s non-performing asset ratio was 2.7% as of June 30, 2016, compared to 2.3% as of December 31, 2015.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment in the six months ended June 30, 2016 was €804 million, a 13.5% decrease from the €929 million recorded in the six months ended June 30, 2015.

Tax expense (income) related to profit or loss from continuing operations

Tax expense (income) related to profit or loss from continuing operations of this operating segment in the six months ended June 30, 2016 was an expense of €271 million, a 3.1% decrease compared with a €272 million expense recorded in the six months ended June 30, 2015, mainly as a result of lower operating profit before tax, the effect of hyperinflation in Venezuela and higher tax expense in Colombia.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment in the six months ended June 30, 2016 was €394 million, a 17.1% decrease from the €475 million recorded in the six months ended June 30, 2015.

UNITED STATES

	For the Six Months Ended June 30,
	2016	2015	Change
	(In Millions of Euros)		(In %)
Net interest income	938	883	6.3

Net fees and commissions	306	316	(3.2)
Net gains (losses) on financial assets and liabilities and net exchange differences	93	107	(12.8)
Other operating income and expenses (net)	(8)	16	n.m. (1)

Gross income	1,330	1,321	0.7

Administration costs	(811)	(777)	4.4
Depreciation	(94)	(104)	(9.6)

Net margin before provisions	424	440	(3.6)

Impairment losses on financial assets (net)	(149)	(62)	137.9
Provisions (net) and other gains (losses)	(35)	3	n.m. (1)

Operating profit/(loss) before tax	240	381	(37.1)

Tax expense (income) related to profit or loss from continuing operations	(62)	(105)	(41.1)

Profit from continuing operations	178	276	(35.5)

Profit from corporate operations (net)	—	—	—

Profit	178	276	(35.5)

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	178	276	(35.5)

(1)	Not meaningful.

In the six months ended June 30, 2016, the U.S. dollar depreciated against the euro in average terms, resulting in a negative exchange rate effect on our income statement. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2016 was €938 million, a 6.3% increase compared to the €883 million recorded for the six months ended June 30, 2015, as a result of the increased activity and stable cost of deposits while the yield on new loan production grew.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €306 million for the six months ended June 30, 2016, a 3.2% decrease from the €316 million recorded for the six months ended June 30, 2015, as a result of the lower commissions from securities services and, to a lesser extent, lower commissions in the Global Markets unit, partially offset by higher commissions from mutual funds.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2016 was a gain of €93 million, a 12.8% decrease compared to the €107 million gain recorded for the six months ended June 30, 2015, mainly as a result of the difficult situation in the markets and lower sales of ALCO portfolios.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2016 was a loss of €8 million, compared to the €16 million gain recorded for the six months ended June 30, 2015, mainly as a result of lower income as a result of the sale of Capital Investment Counsel and lower dividends from the Federal Reserve System.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2016 were €811 million, a 4.4% increase from the €777 million recorded for the six months ended June 30, 2015, mainly as a result of the increase in headcount as a result of certain acquisitions.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2016 was €149 million, a 137.9% increase from the €62 million recorded for the six months ended June 30, 2015, mainly as a result of the growth in activity, and particularly to the rise in provisions following the rating downgrades on some companies that operate in energy, metal and mining sectors. This operating segment’s non-performing asset ratio was 1.6% as of June 30, 2016, compared to 0.9% as of December 31, 2015.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2016 was €240 million, a 37.1% decrease from the €381 million recorded for the six months ended June 30, 2015.

Tax expense (income) related to profit or loss from continuing operations

Tax expense (income) related to profit or loss from continuing operations of this operating segment for the six months ended June 30, 2016 was an expense of €62 million, a 41.1% decrease compared with a €105 million expense recorded for the six months ended June 30, 2015, mainly due to the lower operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2016 was €178 million, a 35.5% increase from the €276 million recorded for the six months ended June 30, 2015.

CORPORATE CENTER

	For the Six Months Ended June 30,
	2016	2015	Change (In %)
	(In Millions of Euros)
Net interest income	(247)	(224)	10.0

Net fees and commissions	(68)	(64)	6.1
Net gains (losses) on financial assets and liabilities and net exchange differences	88	(159)	(44.7)
Other operating income and expenses (net)	82	80	3.4

Gross income	(144)	(49)	191.7

Administration costs	(278)	(314)	(11.5)
Depreciation	(161)	(118)	35.6

Net margin before provisions	(583)	(482)	20.9

Impairment losses on financial assets (net)	(26)	5	n.m.	(1)
Provisions (net) and other gains (losses)	(78)	(61)	27.7

Operating profit/(loss) before tax	(686)	(538)	27.7

Tax expense (income) related to profit or loss from continuing operations	172	141	22.0

Profit/(loss) from continuing operations	(515)	(397)	29.7

Profit/(loss) from corporate operations (net)	—	727	—

Profit/(loss)	(515)	330	n.m.	(1)

Profit/(loss) attributable to non-controlling interests	(3)	(15)	(81.7)

Profit/(loss) attributable to parent company	(518)	315	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2016 was an expense of €247 million, a 10.0% increase compared to the €224 million expense recorded for the six months ended June 30, 2015, primarily as a result of higher funding cost due to the increased stake in Garanti

Net fees and commissions

Net fees and commissions of this operating segment amounted to an expense of €68 million for the six months ended June 30, 2016, compared to an expense of €64 million recorded for the six months ended June 30, 2015, mainly due to lower fees and commissions in funds.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2016 was a gain of €88 million compared to the €159 million gain recorded for the six months ended June 30, 2015, when there were capital gains from sales of our holdings in industrial and financial companies booked in this operating segment.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2016 was income of €82 million, a 3.4% increase compared to the €80 million of income recorded for the six months ended June 30, 2015.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2016 were €278 million, an 11.5% decrease from the €314 million recorded for the six months ended June 30, 2015 due to lower restructuring costs.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2016 was a loss of €26 million, compared to the gain of €5 million recorded for the six months ended June 30, 2015. This change was primarily a result of higher impairment of debt securities and higher country risk loan-loss provisions.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the six months ended June 30, 2016 was a €78 million loss, an increase of 27.9% compared to the loss of €61 million recorded for the six months ended June 30, 2015, mainly due to higher provisions for early retirements.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for the six months ended June 30, 2016 was a loss of €686 million, a 27.7% increase from the €538 million loss recorded for the six months ended June 30, 2015.

Tax expense (income) related to profit or loss from continuing operation

Tax expense (income) related to profit or loss from continuing operation of this operating segment for the six months ended June 30, 2016 was a benefit of €172 million, a 22.0% increase compared with a €141 million benefit recorded for the six months ended June 30, 2015. We recorded income related to profit in both periods in this operating segment as a result of its operating loss before tax during such periods.

Profit from corporate operations (net)

There was no profit from corporate operations for this operating segment for the six months ended June 30, 2016, compared to €727 million gain for the six months ended June 30, 2015. Profit from corporate operations gains for the six months ended June 30, 2015 resulted from the sale of the 6.43% stake in CNCB.

Profit / (loss) attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2016 was a loss of €518 million, compared to a profit of €315 million recorded for the six months ended June 30, 2015.

Liquidity and Capital Resources

Liquidity risk management and controls are explained in Note 7.5 to the Interim Consolidated Financial Statements. In addition, information on encumbered assets is provided in Note 7.6 to the Interim Consolidated Financial Statements and information on outstanding contractual maturities of assets and liabilities is provided in Note 7.7 to the Interim Consolidated Financial Statements. For information concerning our short-term borrowing, see “Selected Statistical Information—Liabilities—Short-term Borrowings”.

Liquidity and finance management of the BBVA Group’s balance sheet seeks to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual entity level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle are Garanti, which is not included in such pool yet, and Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. represented 0.64% of our total consolidated assets and 0.54% of our total consolidated liabilities as of June 30, 2016.

The table below shows the composition of the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and each of our significant subsidiaries as of June 30, 2016:

	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Others
	(In Millions of Euros)
Cash and balances with central banks	5,118	5,887	2,825	6,091	5,791
Assets for credit operations with central banks	53,773	7,012	2,.522	7,090	5,080
Central governments issues	33,855	5,051	9,775	7,090	5,004
Of Which: Spanish government securities	30,601	—	—	—	—
Other issues	19,917	1,960	181	—	76
Loans	—	—	14,566	—	—
Other non-eligible liquid assets	6,798	888	452	1,662	801

Accumulated available balance	65,689	13,787	27,799	14,842	11,672

Average balance (2)	67,887	13,385	26,908	13,679	11,589

(1)	Includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.
(2)	Average balance for the six months ended June 30, 2016, based on the beginning and the day-end balances during each period.

As indicated above, BBVA Group’s liquidity and finance management is based on the principle of the financial autonomy of the entities that make it up. This approach helps limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. The decentralized management helps avoid possible contagion in the event of a crisis that initially affecting only one or various BBVA Group entities; such entities must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units (“LMUs”) have been set up for this reason in the geographical areas within the Eurozone where our main foreign subsidiaries and the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) operate to manage BBVA Portugal and the recent Catalunya Banc acquisition, among others.

The Finance Division, through balance sheet management, manages the BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMU and proposes to the ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Standing Committee.

The Bank manages liquidity and funding risk by using the Loan-to-Stable-Customer-Deposits (“LtSCD”) ratio. The aim is to preserve a stable funding structure in the medium term for each LMU with the goal of maintaining an adequate volume of stable customer funds at each LMU to achieve a sound liquidity profile. Such stable funds in each LMU are calculated by analyzing the behavior of the balance sheets of the different customer segments identified as likely to provide stability to the funding structure, and by prioritizing established relationships and reducing funding lines of less stable customers.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, the Structural Risk team (which is part of our Global Risk Management) identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas. The behavior of LtSCD in each LMU reflects that the funding structure remained robust in 2016, given that all of our LMUs maintained levels of self-funding with stable customer funds which were higher than required levels.

The second core element in liquidity and funding risk management is to achieve proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as less stable funds from non-retail customers.

The third element promotes the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. “Basic Capacity” is a short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic Spanish and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic Spanish and international programs for the issuance of commercial paper and medium- and long-term debt. Another source of liquidity is the generation of cash flow from our operations. Finally, we supplement our funding requirements with borrowings from the Bank of Spain and from the ECB or the respective central banks of the countries where our subsidiaries are located. See Note 9 to the Interim Consolidated Financial Statements for information on our borrowings from central banks.

The following table shows the balances as of June 30, 2016 and December 31, 2015 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of June 30,	As of December 31,
	2016	2015
	(In Millions of Euros)
Deposits from central banks	32,709	40,087
Deposits from credit institutions	69,118	68,543
Customer deposits	406,284	403,362
Debt certificates	75,498	81,980
Other financial liabilities	14,137	12,141

Total	597,746	606,113

Customer deposits

Customer deposits amounted to €406,284 million as of June 30, 2016, compared to €403,362 million as of December 31, 2015. The increase from December 31, 2015 to June 30, 2016 was primarily due to the acquisition of the additional stake in Garanti and Catalunya Banc.

Our customer deposits, excluding assets sold under repurchase agreements amounted to €387,643 million as of June 30, 2016 compared to €380,095 million as of December 31, 2015.

Amounts due to credit institutions

Amounts due to credit institutions, including central banks, amounted to €101,827 million as of June 30, 2016, compared to €108,630 million as of December 31, 2015. The decrease as of June 30, 2016 compared to December 31, 2015 was mainly related to the lower volume of deposits from central banks.

	As of June 30,	As of December 31,	As of June 30,
	2016	2015	2015
	(In Millions of Euros)
Deposits from credit institutions	69,118	68,543	54,338

Deposits from central banks	32,709	40,087	36,195

Total Deposits from credit institutions	101,827	108,630	90,533

Capital markets

We make debt issuances in the domestic and international capital markets in order to finance our activities and as of June 30, 2016, we had €58,614 million of senior debt outstanding, comprising €57,270 million in bonds and debentures and €1,345 million in promissory notes and other securities, compared to €66,165 million, €65,517 million and €648 million outstanding as of December 31, 2015, respectively. See Note 22.3 to the Interim Consolidated Financial Statements.

In addition, we had a total of €15,460 million in subordinated debt and €962 million in preferred securities outstanding as of June 30, 2016, compared to €14,324 million and €974 million as of December 31, 2015, respectively.

The breakdown of the outstanding subordinated debt and preferred securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VI of the Interim Consolidated Financial Statements.

The following is a breakdown as of June 30, 2016, of the maturities of our deposits from credit institutions and subordinated liabilities, disregarding any valuation adjustments and accrued interest (regulatory equity instruments have been classified according to their contractual maturity):

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	182	1,117	774	6,220	32,459	16,423	57,175
Subordinated liabilities	105	—	2	395	3,434	12,494	16,429

Total	287	1,117	776	6,615	35,893	28,917	73,604

Generation of cash flow

We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where minimum capital requirements are met and funds are legally available therefore, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, may help to limit the effect on the Group that any restrictions could have, which could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

See Note 51 of the Interim Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

The capital data shown below as of June 30, 2016 and December 31, 2015 has been calculated in accordance with regulation applicable as of June 30, 2016 on the basis of minimum capital base requirements for Spanish credit institutions—both as individual entities and as consolidated groups.

The minimum capital base requirements established by current regulation are calculated based on the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said regulation and the Corporate Governance requirements set forth internally.

The European Central Bank (ECB), following the Supervisory Review and Evaluation Process (SREP) conducted in 2015, has required that the BBVA Group maintain a CET1 phased-in ratio of 9.5% at both an individual and consolidated levels.

According to such decision, the required CET1 ratio of 9.5% includes:

•	the minimum CET1 ratio required by Pillar 1. For these purposes, Pillar 1 corresponds to the minimum CET1 ratio required by Article 92(1)(a) of the CRR;

•	the ratio required by Pillar 2, which corresponds to the CET1 ratio required in excess of the minimum CET1 ratio, in accordance with Article 16(2)(a) of the SSM Regulation; and

•	the capital conservation buffer which has been required since January 1, 2016 by Article 44 of Law 10/2014 and its implementing regulations.

Additionally, given that BBVA was included in 2014 on the list of global systemically important financial institutions, starting in 2016 BBVA is applying, at the consolidated level, a G-SIB buffer of 0.25%, bringing the total minimum requirement for phased-in CET1 in 2016 at the consolidated level to 9.75%.

However, given that BBVA was excluded from the list of global systemically important financial institutions in 2015 (which is updated every year by the Financial Stability Board (FSB)), as of January 1, 2017, the G-SIB buffer will only apply to BBVA in 2016, notwithstanding the possibility that the FSB or the supervisor may include BBVA on the list of global systemically important financial institutions in the future.

Moreover, the supervisor has informed BBVA that it has been included on the list of other systemically important financial institutions, and a D-SIB buffer of 0.5% of the fully-loaded ratio applies at the consolidated level. It will be implemented gradually over the period from January 1, 2016 to January 1, 2019 by an increase of 0.125% annually. However, BBVA will not have to meet the D-SIB buffer in 2016, due to the fact that the capital requirement for 2016 under the G-SIB buffer is greater than that for the D-SIB buffer. As such, the D-SIB buffer only applies beginning on January 1, 2017.

Our consolidated ratios as of June 30, 2016 and December 31, 2015 were as follows:

	As of June 30, 2016	As of December 31, 2015	% Change
	(In Millions of Euros)
Ordinary TIER 1 Capital	54,860	54,829	0.1
Adjustments	(7,301)	(6,275)	16.4
Mandatory convertible bonds	—	—	—
CORE CAPITAL (a)	47,559	48,554	(2.0)
Preferred securities	6,179	5,302	16.5
Adjustments	(3,374)	(5,302)	(36.4)
CAPITAL (TIER I) (b)	50,364	48,554	3.7
OTHER ELIGIBLE CAPITAL (TIER II) (c)	11,742	11,646	0.8
CAPITAL BASE (TIER I + TIER II) (d)	62,106	60,200	3.2
Minimum capital requirement (BIS III Regulations)	31,637	32,102	(1.4)
CAPITAL SURPLUS	30,469	28,097	8.4
RISK WEIGHTED ASSETS (RWA) (e)	395,460	401,285	(1.5)
BIS RATIO (d)/(e)	15.7%	15.0%
CORE CAPITAL (a)/(e)	12.0%	12.1%
TIER I (b)/(e)	12.7%	12.1%

The minimum capital requirements under CRD IV (8% RWA) decreased to €31,637 million as of June 30, 2016 from €32,102 million at December 31, 2015.

Variations in the amount of core capital in the above table are mainly explained by the organic generation of capital in the first half of the year and the efficient management and allocation of capital in line with the strategic objectives of the Group. Additionally, there is a negative effect on regulatory adjustments (mainly on minority interests and deductions) due to the regulatory phase-in calendar of 60% in 2016 compared with 40% in 2015.

Tier 1 increased to 12.7% as of June 30, 2016 from 12.1% as of December 31, 2015, mainly due to the issuance of perpetual securities eventually convertible into shares, classified as additional Tier 1 equity instruments under the solvency rules.

As a result of the factors discussed above, the total capital ratio is 15.7% as of June 30, 2016.

Off-Balance Sheet Arrangements

In addition to loans, we had the following off-balance sheet arrangements outstanding as of at the dates indicated:

	As of June 30, 2016	As of December 31, 2015
	(In Millions of Euros)
Bank guarantees	39,419	39,971
Letters of credit	10,054	9,367

Total	49,473	49,338

In addition to the off-balance sheet arrangements described above, the following tables set forth information regarding commitments to extend credit and assets under management as of June 30, 2016 and December 31, 2015:

	As of June 30, 2016	As of December 31, 2015
	(In Millions of Euros)
Commitments to extend credit
Credit institutions	852	921
Government and other government agencies	2,400	2,570
Other resident sectors	27,345	27,334
Non-resident sector	78,162	92,795

Total	108,759	123,620

	As of June 30, 2016	As of December 31, 2015
	(In Millions of Euros)
Assets under management
Mutual funds	53,487	54,419
Pension funds	32,061	31,542
Customer portfolios	41,198	42,074

Total	126,746	128,036

See Note 33 to the Interim Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

Interim Report

June - 2016

Unaudited interim Consolidated Financial Statements ended June 30, 2016

Contents

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheet	F-3

Consolidated income statement	F-6

Consolidated statements of recognized income and expenses	F-8

Consolidated statements of changes in equity	F-9

Consolidated statements of cash flows	F-11

NOTES TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS

1. Introduction, basis for the presentation of the interim consolidated financial statements, internal control of financial information and other information	F-13

2. Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements	F-16

3. BBVA Group	F-40

4. Shareholder remuneration system	F-44

5. Earnings per share	F-45

6. Operating segment reporting	F-46

7. Risk management	F-49

8. Fair value	F-92

9. Cash and cash balances at centrals and banks and other demands deposits	F-101

10. Financial assets and liabilities held for trading	F-101

11. Financial assets and liabilities designated at fair value through profit or loss	F-105

12. Available-for-sale financial assets	F-105

13. Loans and receivables	F-110

14. Held-to-maturity investments	F-113

15. Derivatives hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk	F-115

16. Investments in subsidiaries, joint ventures and associates	F-118

17. Tangible assets	F-120

18. Intangible assets	F-121

19. Tax assets and liabilities	F-123

20. Other assets and liabilities	F-127

21. Non-current assets and disposal groups classified as held for sale	F-128

22. Financial liabilities at amortized cost	F-128

23. Liabilities under reinsurance and insurance contracts	F-133

24. Provisions	F-135

25. Post-employment commitments and others	F-136

26. Common stock	F-144

27. Share premium	F-145

28. Retained earnings, revaluation reserves and other reserves	F-146

29. Treasury shares	F-148

30. Accumulated other comprehensive income	F-149

31. Non-controlling interests	F-149

32. Capital base and capital management	F-150

33. Commitments and guarantees given	F-153

34. Other contingent assets and liabilities	F-153

35. Purchase and sale commitments and future payment obligations	F-154

36. Transactions on behalf of third parties	F-154

37. Interest income and expense	F-155

38. Dividend income	F-158

39. Share of profit or loss of entities accounted for using the equity method	F-158

40. Fee and commission income	F-158

41. Fee and commission expenses	F-159

42. Gains (losses) on financial assets and liabilities (net)	F-159

43. Other operating income and expenses and insurance and reinsurance contracts incomes and expenses	F-160

44. Administration costs	F-161

45. Depreciation	F-165

46. Provisions or reversal of provisions	F-165

47. Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	F-165

48. Impairment or reversal of impairment on non-financial assets	F-166

49. Gains (losses) on derecognized of non financial assets and subsidiaries, net	F-166

50. Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	F-167

51. Consolidated statements of cash flows	F-167

52. Accountant fees and services	F-168

53. Related-party transactions	F-168

54. Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management	F-170

55. Other information	F-174

56. Subsequent events	F-176

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group	A-1

APPENDIX II Additional information on investments in subsidiaries, joint ventures and associates in the BBVA Group	A-11

APPENDIX III Changes and notification of investments and divestments in the BBVA Group in the six month ended June 30, 2016	A-12

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2016	A-15

APPENDIX V BBVA Group’s structured entities. Securitization funds	A-16

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2016 and December 31, 2015	A-17

APPENDIX VII Consolidated balance sheets held in foreign currency as of June 30, 2016 and December 31, 2015	A-21

APPENDIX VIII Information on data derived from the special accounting registry	A-22

APPENDIX IX Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	A-28

APPENDIX X Additional information on Sovereign Risk	A-37

APPENDIX XI Additional information on Risk Concentration	A-40

APPENDIX XII – Reconciliation of Financial Statements	A-48

GLOSSARY

Unaudited consolidated balance sheets as of June 30, 2016 and December 31, 2015

		Millions of Euros
ASSETS	Notes	June 2016	December 2015
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	25,127	29,282
FINANCIAL ASSETS HELD FOR TRADING	10	84,532	78,326
Derivatives		46,579	40,902
Equity instruments		3,804	4,534
Debt securities		34,051	32,825
Loans and advances to central banks		-	-
Loans and advances to credit institutions		-	-
Loans and advances to customers		98	65
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,148	2,311
Equity instruments		1,988	2,075
Debt securities		161	173
Loans and advances to central banks		-	-
Loans and advances to credit institutions		-	62
Loans and advances to customers		-	-
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	90,638	113,426
Equity instruments		4,477	5,116
Debt securities		86,161	108,310
LOANS AND RECEIVABLES	13	470,543	471,828
Debt securities		11,068	10,516
Loans and advances to central banks		14,313	17,830
Loans and advances to credit institutions		29,290	29,317
Loans and advances to customers		415,872	414,165
HELD-TO-MATURITY INVESTMENTS	14	19,295	-
HEDGING DERIVATIVES	15	3,628	3,538
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	83	45
INVESTMENTS IN SUBSIDARIES, JOINT VENTURES AND ASSOCIATES	16	1,131	879
Joint ventures		201	243
Associates		929	636
INSURANCE OR REINSURANCE ASSETS	23	489	511
TANGIBLE ASSETS	17	9,617	9,944
Property, plants and equipment		8,300	8,477
For own use		7,595	8,021
Other assets leased out under an operating lease		705	456
Investment properties		1,317	1,467
INTANGIBLE ASSETS	18	9,936	10,275
Goodwill		6,674	6,811
Other intangible assets		3,262	3,464
TAX ASSETS	19	17,332	17,779
Current		1,164	1,901
Deferred		16,168	15,878
OTHER ASSETS	20	8,388	8,566
Insurance contracts linked to pensions		-	-
Inventories		3,868	4,303
Rest		4,520	4,263
NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	21	3,152	3,369
TOTAL ASSETS		746,040	750,078

The accompanying Notes 1 to 56 and Appendix I to XII are an integral part of the consolidated balance sheet as of June 30, 2016 and December 31, 2015.

Unaudited consolidated balance sheets as June 30, 2016 and December 31, 2015

		Millions of Euros
LIABILITIES AND EQUITY	Notes	June 2016	December 2015
FINANCIAL LIABILITIES HELD FOR TRADING	10	58,753	55,203
Trading derivatives		46,609	42,149
Short positions		12,145	13,053
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		-	-
Debt certificates		-	-
Other financial liabilities		-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,501	2,649
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		-	-
Debt certificates		-	-
Other financial liabilities		2,501	2,649
FINANCIAL LIABILITIES AT AMORTIZED COST	22	597,745	606,113
Deposits from central banks		32,709	40,087
Deposits from credit institutions		69,118	68,543
Customer deposits		406,284	403,362
Debt certificates		75,498	81,980
Other financial liabilities		14,137	12,141
HEDGING DERIVATIVES	15	3,280	2,726
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	352	358
LIABILITIES UNDER INSURANCE CONTRACTS	23	9,335	9,407
PROVISIONS	24	8,875	8,852
Provisions for pensions and similar obligations	25	6,243	6,299
Other long term employee benefits		-	-
Provisions for taxes and other legal contingencies		595	616
Provisions for contingent risks and commitments		921	714
Other provisions		1,116	1,223
TAX LIABILITIES	19	4,249	4,721
Current		664	1,238
Deferred		3,585	3,483
OTHER LIABILITIES	20	4,988	4,610
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE		-	-
TOTAL LIABILITIES		690,078	694,638

The accompanying Notes 1 to 56 and Appendix I to XII are an integral part of the consolidated balance sheet as of June 30, 2016 and December 31, 2015.

Unaudited consolidated balance sheets as of June 30, 2016 and December 31, 2015.

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	June 2016	December 2015
STOCKHOLDERS’ FUNDS		51,761	50,639
Capital	26	3,175	3,120
Paid up capital		3,175	3,120
Unpaid capital which has been called up		-	-
Share premium	27	23,992	23,992
Equity instruments issued other than capital		-	-
Other equity	44.1.1	21	35
Retained earnings	28	23,797	22,588
Revaluation reserves	28	21	22
Other reserves	28	(133)	(98)
Reserves or accumulated losses of investments in subsidaries, joint ventures and associates		(133)	(98)
Other		-	-
Less: Treasury shares	29	(166)	(309)
Profit or loss attributable to owners of the parent		1,832	2,642
Less: Interim dividends	4	(777)	(1,352)
ACCUMULATED OTHER COMPREHENSIVE INCOME	30	(4,327)	(3,349)
Items that will not be reclassified to profit or loss		(943)	(859)
Actuarial gains or (-) losses on defined benefit pension plans		(943)	(859)
Non-current assets and disposal groups classified as held for sale		-	-
ventures and associates		-	-
Other adjustments		-	-
Items that may be reclassified to profit or loss		(3,384)	(2,490)
Hedge of net investments in foreign operations [effective portion]		(338)	(274)
Foreign currency translation		(4,776)	(3,905)
Hedging derivatives. Cash flow hedges [effective portion]		62	(49)
Available-for-sale financial assets		1,686	1,674
Non-current assets and disposal groups classified as held for sale		-	-
ventures and associates		(18)	64
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	31	8,527	8,149
Valuation adjustments		(1,371)	(1,346)
Rest		9,898	9,495
TOTAL EQUITY		55,962	55,439
TOTAL EQUITY AND TOTAL LIABILITIES		746,040	750,078
		Millions of Euros
MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES)	Notes	June 2016	December 2015
Financial guarantees given	33	50,127	49,876
Contingent commitments	33	125,444	135,733

The accompanying Notes 1 to 56 and Appendix I to XII are an integral part of the consolidated balance sheet as of June 30, 2016 and December 31, 2015.

Unaudited consolidated income statements for the six months ended June 30, 2016 and 2015.

		Millions of Euros
	Notes	June 2016	June 2015
INTEREST INCOME	37	13,702	10,665
INTEREST EXPENSES	37	(5,338)	(3,570)
NET INTEREST INCOME		8,365	7,096
DIVIDEND INCOME	38	301	236
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	39	1	195
FEE AND COMMISSION INCOME	40	3,313	2,801
FEE AND COMMISSION EXPENSES	41	(963)	(682)
GAINS OR (-) LOSSES ON DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS, NET	42	683	649
GAINS OR (-) LOSSES ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS, NET	42	24	17
GAINS OR (-) LOSSES ON FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING, NET	42	106	161
GAINS OR (-) LOSSES FROM HEDGE ACCOUNTING, NET	42	(171)	-
EXCHANGE DIFFERENCES (NET)		533	620
OTHER OPERATING INCOME	43	715	546
OTHER OPERATING EXPENSES	43	(1,186)	(911)
INCOME ON INSURANCE AND REINSURANCE CONTRACTS	43	1,958	1,725
EXPENSES ON INSURANCE AND REINSURANCE CONTRACTS	43	(1,446)	(1,233)
GROSS INCOME		12,233	11,219
ADMINISTRATION COSTS	44	(5,644)	(4,927)
Personnel expenses		(3,324)	(2,888)
Other administrative expenses		(2,319)	(2,039)
DEPRECIATION	45	(689)	(572)
PROVISIONS OR (-) REVERSAL OF PROVISIONS	46	(262)	(392)
IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT ON FINANCIAL ASSETS NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS	47	(2,110)	(2,137)
Financial assets measured at cost		-	-
Available-for-sale financial assets		(133)	(3)
Loans and receivables		(1,977)	(2,134)
Held to maturity investments		-	-
NET OPERATING INCOME		3,528	3,192

The accompanying Notes 1 to 56 and Appendix I to XII are an integral part of the consolidated income statement corresponding to the six months ended June 30, 2016 and 2015.

Unaudited consolidated income statements for the six months ended June 30, 2016 and 2015.

		Millions of Euros
(Continued)	Notes	June 2016	June 2015
NET OPERATING INCOME		3,528	3,192
IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT OF INVESTMENTS IN SUBSIDARIES, JOINT VENTURES AND ASSOCIATES		-	-
IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT ON NON-FINANCIAL ASSETS	48	(99)	(128)
Tangible assets		(19)	(25)
Intangible assets		-	(3)
Other assets		(80)	(100)
GAINS (LOSSES) ON DERECOGNIZED OF NON FINANCIAL ASSETS AND SUBSIDIARIES, NET	49	37	23
Of which: Investments in subsidiaries, joint ventures and associates		29	(25)
NEGATIVE GOODWILL RECOGNISED IN PROFIT OR LOSS	18	-	22
PROFIT OR (-) LOSS FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE NOT QUALIFYING AS DISCONTINUED OPERATIONS	50	(75)	791
OPERATING PROFIT BEFORE TAX		3,391	3,899
TAX EXPENSE OR (-) INCOME RELATED TO PROFIT OR LOSS FROM CONTINUING OPERATION	20	(920)	(941)
PROFIT FROM CONTINUING OPERATIONS		2,471	2,958
PROFIT FROM DISCONTINUED OPERATIONS (NET)	50	-	-
PROFIT		2,471	2,958
Attributable to minority interest [non-controlling interests]	31	639	200
Attributable to owners of the parent		1,832	2,759

		Euros
	Notes	June 2016	June 2015
EARNINGS PER SHARE	5	0.27	0.41
Basic earnings per share from continued operations		0.27	0.41
Diluted earnings per share from continued operations		0.27	0.41
Basic earnings per share from discontinued operations		-	-
Diluted earnings per share from discontinued operations		-	-

The accompanying Notes 1 to 56 and Appendix I to XII are an integral part of the consolidated income statement corresponding to the six months ended June 30, 2016 and 2015.

Unaudited consolidated statements of recognized income and expenses for the six months ended June 30, 2016 and 2015.

	Millions of Euros
	June 2016	June 2015 (*)
PROFIT RECOGNIZED IN INCOME STATEMENT	2,471	2,958
OTHER RECOGNIZED INCOME (EXPENSES)	(1,003)	(3,390)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(84)	3
Actuarial gains and losses from defined benefit pension plans	(117)	5
Non-current assets available for sale	-	-
Entities under the equity method of accounting	-	-
Income tax related to items not subject to reclassification to income statement	33	(2)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(919)	(3,393)
Hedge of net investments in foreign operations [effective portion]	(53)	(104)
Valuation gains or (-) losses taken to equity	(53)	(104)
Transferred to profit or loss	-	-
Other reclassifications	-	-
Foreign currency translation	(932)	(1,252)
Valuation gains or (-) losses taken to equity	(932)	(1,253)
Transferred to profit or loss	-	1
Other reclassifications	-	-
Cash flow hedges [effective portion]	138	(83)
Valuation gains or (-) losses taken to equity	158	(60)
Transferred to profit or loss	(20)	(23)
Transferred to initial carrying amount of hedged items	-	-
Other reclassifications	-	-
Available-for-sale financial assets	82	(2,297)
Valuation gains or (-) losses taken to equity	551	(1,093)
Transferred to profit or loss	(469)	(1,211)
Other reclassifications	-	7
Non-current assets held for sale	-	-
Valuation gains or (-) losses taken to equity	-	-
Transferred to profit or loss	-	-
Other reclassifications	-	-
Entities accounted for using the equity method	(82)	(319)
Income tax	(72)	662
TOTAL RECOGNIZED INCOME/EXPENSES	1,468	(431)
Attributable to minority interest [non-controlling interests]	614	(630)
Attributable to the parent company	854	199

The accompanying Notes 1 to 56 and Appendix I to XII are an integral part of the consolidated statement of recognized income and expenses for the six months ended June 30, 2016 and 2015.

Unaudited consolidated statements of changes in equity for the six months ended June 30, 2016 and 2015.

	Millions of euros
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings	Revaluation reserves	Other reserves	(-) Treasury shares	Profit or loss attributable to owners of the parent	Interim dividends	Accumulated other comprehensive income	Non-controlling interest		Total
JUNE 2016												Valuation adjustments	Rest
Balances as of January 1, 2016	3,120	23,992	-	35	22,588	22	(98)	(309)	2,642	(1,352)	(3,349)	(1,346)	9,495	55,439
Total income/expense recognized	-	-	-	-	-	-	-	-	1,832	-	(978)	(25)	639	1,468
Other changes in equity	56	-	-	(14)	1,209	(1)	(35)	142	(2,642)	576	-	-	(236)	(946)
Issuances of common shares	56	-	-	-	(56)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	19	-	(19)	-	-	(630)	-	-	(232)	(862)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,012)	-	-	-	-	-	(1,012)
Sale or cancellation of treasury shares	-	-	-	-	(34)	-	-	1,154	-	-	-	-	-	1,120
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	1,304	(1)	(13)	-	(2,642)	1,352	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(25)	5	-	-	-	-	-	-	-	-	(20)
Other increases or (-) decreases in equity	-	-	-	11	(30)	-	(2)	-	-	(147)	-	-	(4)	(172)
Balances as of June 30, 2016	3,175	23,992	-	21	23,797	21	(133)	(166)	1,832	(777)	(4,327)	(1,371)	9,898	55,962

The accompanying Notes 1 to 56 and Appendix I to XII are an integral part of the total consolidated statement of changes in equity for the six months ended June 30, 2016.

Unaudited consolidated statements of changes in equity for the six months ended June 30, 2016 and 2015 (continued).

	Millions of euros
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings	Revaluation reserves	Other reserves	(-) Treasury shares	Profit or loss attributable to owners of the parent	Interim dividends	Accumulated other comprehensive income	Non-controlling interest		Total
JUNE 2015												Valuation adjustments	Rest
Balances as of January 1, 2015	3,024	23,992	-	66	20,281	23	633	(350)	2,618	(841)	(348)	(53)	2,564	51,609
Total income/expense recognized	-	-	-	-	-	-	-	-	2,759	-	(2,559)	(829)	200	(431)
Other changes in equity	66	-	-	(41)	1,323	(1)	301	275	(2,618)	666	-	-	(153)	(182)
Issuances of common shares	66	-	-	-	(66)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	81	-	(81)	-	-	(97)	-	-	(139)	(236)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,793)	-	-	-	-	-	(1,793)
Sale or cancellation of treasury shares	-	-	-	-	2	-	-	2,068	-	-	-	-	-	2,070
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	1,396	(1)	382	-	(2,618)	841	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(48)	11	-	-	-	-	-	-	-	-	(37)
Other increases or (-) decreases in equity	-	-	-	7	(101)	-	-	-	-	(78)	-	-	(14)	(186)
Balances as of June 30, 2015	3,090	23,992	-	26	21,603	23	934	(75)	2,759	(175)	(2,907)	(882)	2,610	50,997

The accompanying Notes 1 to 56 and Appendix I to XII are an integral part of the total consolidated statement of changes in equity for the six months ended June 30, 2015.

Unaudited consolidated statements of cash flows for the six months ended June 30, 2016 and 2015.

		Millions of Euros
	Notes	June 2016	June 2015
A) CASH FLOW FROM OPERATING ACTIVITIES (1)	51	(5,449)	2,086
1. Profit for the year		2,471	2,958
2. Adjustments to obtain the cash flow from operating activities:		2,576	1,789
Depreciation and amortization		689	572
Other adjustments		1,887	1,217
3. Net increase/decrease in operating assets		(13,584)	(7,718)
Financial assets held for trading		(7,853)	1,516
Other financial assets designated at fair value through profit or loss		(1)	(158)
Available-for-sale financial assets		4,787	334
Loans and receivables		(10,279)	(8,946)
Other operating assets		(238)	(464)
4. Net increase/decrease in operating liabilities		4,008	5,998
Financial liabilities held for trading		4,110	(623)
Other financial liabilities designated at fair value through profit or loss		16	62
Financial liabilities at amortized cost		(1,195)	5,983
Other operating liabilities		1,077	576
5. Collection/Payments for income tax		(920)	(941)
B) CASH FLOWS FROM INVESTING ACTIVITIES (2)	51	(1,703)	(1,867)
1. Investment		(2,189)	(2,177)
Tangible assets		(178)	(563)
Intangible assets		(182)	(154)
Investments in joint ventures and associates		-	(158)
Subsidiaries and other business units		(77)	(1,302)
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		(1,752)	-
Other settlements related to investing activities		-	-
2. Divestments		486	310
Tangible assets		57	86
Intangible assets		-	-
Investments in joint ventures and associates		69	2
Subsidiaries and other business units		-	1
Non-current assets held for sale and associated liabilities		360	133
Held-to-maturity investments		-	-
Other collections related to investing activities		-	88

The accompanying Notes 1 to 56 and Appendix I to XII are an integral part of the consolidated statement of cash flows for the six months ended June 30, 2016 and 2015.

Unaudited consolidated statements of cash flows the six months ended June 30, 2016 and 2015.

		Millions of Euros
(Continued)	Notes	June 2016	June 2015
C) CASH FLOWS FROM FINANCING ACTIVITIES (3)	51	53	1,215
1. Investment		(2,052)	(3,325)
Dividends		(812)	(286)
Subordinated liabilities		-	(1,113)
Treasury stock amortization		-	-
Treasury stock acquisition		(1,012)	(1,787)
Other items relating to financing activities		(228)	(139)
2. Divestments		2,105	4,540
Subordinated liabilities		1,000	2,477
Treasury stock increase		-	-
Treasury stock disposal		1,105	2,063
Other items relating to financing activities		-	-
D) EFFECT OF EXCHANGE RATE CHANGES (4)		(1,119)	(4,988)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS		(8,218)	(3,554)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		43,466	31,430
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)		35,248	27,876

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	June 2016	June 2015
Cash		6,261	5,107
Balance of cash equivalent in central banks (**)		28,987	22,769
Other financial assets		-	-
Less: Bank overdraft refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9,13	35,248	27,876

(*)	“Balance of cash equivalent in central banks” include short term deposits in central banks in the heading “Loans and receivables” in the accompanying consolidated financial statements (see Note 13).

The accompanying Notes 1 to 56 and Appendix I to XII are an integral part of the consolidated statement of cash flows for the six months ended June 30, 2016 and 2015.

Notes to the interim consolidated financial statements

1.	Introduction, basis for the presentation of the interim consolidated financial statements, internal control of financial information and other information.

1.1          Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as on its web site (www.bbva.com).

In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint venture and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

As of June 30, 2016, the BBVA Group had 370 consolidated entities and 97 entities accounted for using the equity method (see Notes 3 and 16 Appendix I to V).

The consolidated financial statements of the BBVA Group for the year ended December 31, 2015 were approved by the shareholders at the Annual General Meetings (“AGM”) on March 11, 2016.

1.2          Basis for the presentation of the interim consolidated financial statements

The BBVA Group’s interim consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union applicable as of June 30, 2016, considering the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group and incompliance with IFRS-IASB.

The BBVA Group’s accompanying interim consolidated financial statements for the six months ended June 30, 2016, and their corresponding notes, were prepared by the Group’s Directors (through the Board of Directors held on July 28, 2016) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of June 30, 2016, together with the consolidated results of its operations and cash flows generated during the six months ended June 30, 2016.

These interim consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a total in these consolidated financial statements do so because of how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3          Comparative information

As of June 2016, the consolidated financial statements of BBVA Group are prepared in accordance with the presentation models required by Circular 5/2015 of the Comisión Nacional del Mercado de Valores. The aim is to adapt the content of the public financial information from the credit institutions and formats of the financial statements established mandatory by the European Union regulation for the credit institution.

The information included in the accompanying consolidated financial statements and the explanatory notes referring to December 31, 2015 and June 30, 2015 are presented exclusively for the purpose of comparison with the information for June 30, 2016. In order to facility the comparison, the financial statements and the information referred of those dates of 2015, has been restated according to the new models mentioned in the previous paragraph. As shown in Annex XII attached, the presentation of the consolidated financial statements in accordance with these new formats has no significant impact on the financial statements included in the consolidated financial statements for the year ended December 31, 2015.

In the first six months ended June 30, 2016, the BBVA Group operating segments have not been significant changes with regard to the existing structure in 2015 (Note 6). The information related to operating segments as of December 31, 2015 and June 30, 2015 has been restated for comparability purposes, as required by IFRS 8 “Operating segments”.

1.4          Seasonal nature of income and expenses

The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors within the same year.

1.5          Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these interim consolidated financial statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

●	Impairment on certain financial assets (see Notes 7, 12, 13,14 and 16).

●	The assumptions used to quantify certain provisions (see Notes 24 and 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 25).

●	The useful life and impairment losses of tangible and intangible assets (see Notes 17, 18, 20 and 21).

●	The valuation of goodwill and price allocation of business combinations (see Note 18).

●	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11 and 12).

●	The recoverability of deferred tax assets (See Note 19).

●	The Exchange rate and the inflation rate of Venezuela (see Notes 2.2.16 and 2.2.20).

Although these estimates were made on the basis of the best information available as of June 30, 2016 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

1.6          BBVA Group’s Internal Control over financial reporting

The financial information prepared by the BBVA Group is subject to an Internal Control Financial Reporting (hereinafter “ICFR”), which provides reasonable assurance with respect to its reliability and integrity of the consolidated financial information and to ensure that the transactions are processed in accordance with applicable laws and regulations.

The ICFR was developed by the BBVA Group’s management in accordance with framework established by the “Committee of Sponsoring Organizations of the Treadway Commission” (hereinafter, “COSO”). The COSO framework stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

●	Establishment of an appropriate control framework to monitor these activities.

●	Assessment of the risks that could arise during the preparation of financial information.

●	Design the necessary controls to mitigate the most critical risks.

●	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

●	Monitoring of the controls to ensure they perform correctly and are effective over time.

The ICFR is a dynamic framework that evolves continuously over time to reflect the reality of the BBVA Group’s business and processes at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units located in the BBVA Group’s different entities.

These internal control units are integrated into the framework of the BBVA Group’s internal control model which is based in two pillars:

●	A control system with three lines of defense:

–

The first line is made up of the Group’s business units, which are responsible for identifying risks associated with their processes and for executing any measures established by higher management levels.

–

The second line consists of the specialized control units (Legal Compliance, Global Accounting & Information Management/Internal Financial Control, Internal Risk Control, IT Risk, Fraud & Security, and Operations Control). This line defines the models and control policies for their areas of responsibility and monitor the design, the correct implementation and effectiveness of controls

–	The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the model.

●

A committee structure called Corporate Assurance that streamlines the communication to the management and the management of internal control issues at a Group level and also in each of the geographies where the Group operates.

The internal control units comply with a common and standard methodology established at Group level, as set out in the following diagram:

The Internal Control Units, ICFR Model is subject to annual evaluations by the Group’s Internal Audit Unit and external auditors. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

The BBVA Group also complies with the requirements of the Sarbanes-Oxley Act (hereafter “SOX”) for consolidated financial statements as a listed company in the Securities Exchange Commission (“SEC”). The main senior executives of the Group take part in the design, compliance and implementation of the internal control model to make it efficient and to ensure quality and accuracy of the financial information.

1.7          Mortgage market policies and procedures

The information on “Mortgage market policies and procedures” (for the granting of mortgage loans and for debt issues secured by such mortgage loans) required by Bank of Spain Circular 5/2011, applying Royal Decree 716/2009, dated April 24 (which developed certain aspects of Act 2/1981, dated March 25, on the regulation of the mortgage market and other mortgage and financial market regulations), can be found in Appendix IX.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1          Principles of consolidation

In terms of its consolidation, in accordance with the criteria established by the IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, defined as follows:

●	Subsidiaries

Subsidiaries are entities controlled by the Group (for definition of the criterion for control, see Glossary).The financial statements of the subsidiaries are fully consolidated with those of the Bank. The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Non-controlling interests” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Attributable to minority interest” in the accompanying consolidated income statement (see Note 31).

Note 3 includes information related to the main subsidiaries in the Group as of June 30, 2016. Appendix I includes other significant information on these entities.

●	Joint ventures

Joint ventures are those entities over which there is a joint arrangement to joint control with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for joint ventures accounted for using the equity method.

●	Associates

Associates are entities in which the Group is able to exercise significant influence (for definition of significant influence, see Glossary). Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Available-for-sale financial assets”.

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of June 30, 2016 and December 31, 2016, these entities are not significant in the Group.

Appendix II shows the most significant information related to the associates (see Note 16), which are accounted for using the equity method.

●	Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the voting rights relate to administrative matters only and the relevant activities are directed by means of contractual arrangements (see Glossary).

In those cases where the Group sets up entities or has a holding in such entities, in order to allow its customers access to certain investments, to transfer risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists and therefore whether it should be subject to consolidation.

Such methods and procedures determine whether there is control by the Group, considering how the decisions are made about the relevant activities, assesses whether the Group has all power over the relevant elements, exposure, or rights, to variable returns from involvement with the investee and the ability to use power over the investee to affect the amount of the investor’s returns.

-	Structured entities subject to consolidation

To determine if a structured entity is controlled by the Group, and therefore should be consolidated into the Group, the existing contractual rights (different from the voting rights) are analyzed. For this reason, an analysis of the structure and purpose of each investee is performed and, among others, the following factors will be considered:

-	Evidence of the current ability to manage the relevant activities of the investee according to the specific business needs (including any decisions that may arise only in particular circumstances).

-	Potential existence of a special relationship with the investee.

-	Implicit or explicit Group commitments to support the investee.

-	The ability to use the Group´s power over the investee to affect the amount of the Group’s returns.

There are cases where the Group has a high exposure to variable returns and retains decision-making power over the investee, either directly or through an agent.

The main structured entities of the Group are the so-called asset securitization funds, to which the BBVA Group transferred loans and receivables portfolios, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks and other purposes (See Appendix I and V). The BBVA Group maintains the decision-making power over the relevant activities of these vehicles and financial support through securitized market standard contractual. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

For these reasons, the loans and receivable portfolios related to the vast majority of the securitizations carried out by the Bank or Group subsidiaries are not deregistered in the books of said entity and the issuances of the related debt securities are registered as liabilities within the Group’s consolidated balance sheet.

-	Non-consolidated structured entities

The Group owns other vehicles also for the purpose of allowing access to customers to certain investment, transfer risks, and other purposes, but without the Group having control of the vehicles and are not consolidated in accordance with IFRS 10. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s consolidated financial statements.

As of June 30, 2016, there was no material financial support from the Bank or subsidiaries to unconsolidated structured entities.

The Group does not consolidate any of the mutual funds it managed since the necessary control conditions are not met (see definition of control in the Glossary). Particularly, the BBVA Group does not act as arranger but as agent since it operates the mutual funds on behalf and for the benefit of investors or parties (arranger of arrangers) and, for this reason it does not control the mutual funds when exercising its authority for decision making.

On the other hand, the mutual funds managed by the Group are not considered structured entities (generally, retail funds without corporate identity over which investors have participations which gives them ownership of said managed equity). These funds are not dependent on a capital structure that could prevent them to carry out activities without additional financial support, being in any case insufficient as far as the activities themselves are concerned. Additionally, the risk of the investment is absorbed by the fund participants, and the Group is only exposed when it becomes a participant, and as such, there is no other risk for the Group.

In all cases, results of equity method investees acquired by the BBVA Group in a particular period are included taking into account only the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any year are included taking into account only the period from the start of the year to the date of disposal.

The financial statements of subsidiaries, associates and joint ventures used in the preparation of the consolidated financial statements of the Group relate to the same date of presentation than the consolidated financial statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusting to take into account the most significant transactions. As of June 30, 2016, save for the case of the financial statements of 5 non-material associates and joint-ventures for which the financial statements were as of April, 2016, all of the financial statements of all Group entities were available.

Our banking subsidiaries, associates and joint venture around the world, are subject to supervision and regulation from a variety of regulatory bodies in relation to, among other aspects, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of such entities to transfer funds in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where such entities are incorporated, dividends may only be paid out through funds legally available for such purpose. Even when the minimum capital requirements are met and funds are legally available, the relevant regulator or other public administrations could discourage or delay the transfer of funds to the Group in the form of cash, dividends, loans or advances for prudential reasons.

2.2          Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been made in the consolidation process to standardize these principles and criteria and comply with the EU-IFRS.

The accounting standards and policies and valuation criteria used in preparing the accompanying consolidated financial statements are as follows:

2.2.1          Financial instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

Excluding all the financial assets held for trading and trading derivatives, all the changes in the fair value of the financial instruments arising from the accrual of interests and similar items are recognized under the headings “Interest income” or “Interest expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the change occurred (see Note 37). The dividends received from other entities, other than associate entities and joint venture entities, are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 38).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

“Financial assets held for trading” and “Financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured upon acquisition at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Gains (losses) on financial assets and liabilities (net)” in the accompanying consolidated income statements (see Note 42). Except those interests derivatives designated as economic hedges on interest rate are registered in interest income or expense (Note 37), depending on where the result of the hedging instrument. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

“Available-for-sale financial assets”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Accumulated other comprehensive income- Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Available-for-sale financial assets” and “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Exchange differences” continue to form part of the Group’s consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities (net)” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 47) in the consolidated income statements for that period.

“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured once acquired at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities generally intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in each period are recognized under the heading “Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss – loans and receivables”, “Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss - held to maturity investments” or “Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss – financial assets measured at cost” (see note 47) in the consolidated income statement for that period.

“Derivatives-Hedge Accounting” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

●

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Gains or losses from hedge accounting, net” in the consolidated income statement, with a corresponding item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest income” or “Interest expenses”, as appropriate, in the accompanying consolidated income statement (see Note 37).

●

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Gains or losses from hedge accounting, net”, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

●

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges” in the consolidated balance sheets, with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the Consolidated Financial Statements as applicable. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item (See Note 37).

●

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Gains or (-) losses from hedge accounting, net” in the consolidated income statement (See Note 42).

●

In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss – Hedging of net investments in foreign transactions” in the consolidated balance sheets with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the Consolidated Financial Statements as applicable. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

●

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments are recorded in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss (see Note 8).

●

Accumulated other comprehensive income arising from financial instruments classified at the consolidated balance sheet date as “Non-current assets and disposal groups classified as held for sale” are recognized with the corresponding entry under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss – Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets

Definition of impaired financial assets carried at amortized cost

A financial asset is considered impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred, which:

●

In the case of debt instruments (loans and advances and debt securities), reduce the future cash flows that were estimated at the time the instruments were acquired. So they are considered impaired when there are reasonable doubts that the carrying amounts will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

●	In the case of equity instruments, it means that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced.

In general, amounts collected on impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal.

When the recovery of any recognized amount is considered remote, such amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

According to the Group’s established policy, the recovery of a recognized amount is considered remote and, therefore, derecognized from the consolidated balance sheet in the following cases:

●

Any loan (except for those carrying an sufficient guarantee) to a debtor in bankruptcy and/or in the last phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding), and

●	Financial assets (bonds, debentures, etc.) whose issuer’s solvency had undergone a notable and irreversible deterioration.

Additionally, loans and advances classified as impaired secured loans are written off in the balance sheet within a maximum period of four years of their classification as impaired (non-guaranteed amount), while impaired unsecured loans (such as certain commercial and consumer loans, credit cards, etc.) in the non-guaranteed amount are written off within two years of their classification as impaired.

Impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of the financial assets. The BBVA Group recognizes impairment charges directly against the impaired financial asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it recognizes non-performing loan provisions for the estimated losses.

Impairment of debt securities measured at amortized cost

With regard to impairment losses arising from insolvency risk of the obligors (credit risk), a debt instrument, mainly Loans and receivables, is impaired due to insolvency when a deterioration in the ability to pay by the obligor is evidenced, either due to past due status or for other reasons.

The BBVA Group has developed policies, methods and procedures to estimate incurred losses on outstanding credit risk. These policies, methods and procedures are applied in the study, approval and execution of debt instruments and Commitments and guarantees given; as well as in identifying the impairment and, where appropriate, in calculating the amounts necessary to cover estimated losses.

The amount of impairment losses on debt instruments measured at amortized cost is calculated based on whether the impairment losses are determined individually or collectively. First it is determined whether there is objective evidence of impairment individually for individually significant debt instrument, and collectively for debt instrument that are not individually significant. In the case where the Group determines that no objective evidence of impairment in the case of debt instrument analyzed individually will be included in a group of debt instrument with similar risk characteristics and collectively impaired is analyzed.

In determining whether there is objective evidence of impairment the Group uses observable data on the following aspects:

●	Significant financial difficulties of the obligors.

●	Ongoing delays in the payment of interest or principal.

●	Refinancing of credit conditions by the obligors.

●	Bankruptcy or reorganization / liquidation are considered likely.

●	Disappearance of the active market for a financial asset because of financial difficulties.

●

Observable data indicating a reduction in future cash flows from the initial recognition such as adverse changes in the payment status of the counterparty (delays in payments, reaching credit cards limits, etc.)

●	National or local economic conditions that are linked to “defaults” (unemployment, falling property prices, etc.).

Impairment losses on financial assets individually evaluated for impairment

The amount of the impairment losses incurred on financial assets represents the excess of their respective carrying amounts over the present values of their expected future cash flows. These cash flows are discounted using the original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

●

All the amounts that are expected to be recovered over the remaining life of the debt instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the debt instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

●	The various types of risk to which each debt instrument is subject.

●	The circumstances in which collections will foreseeably be made.

Impairment losses on financial assets collectively evaluated for impairment

Impairment losses on financial assets collectively evaluated for impairment are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific asset. The BBVA Group estimates impairment losses through statistical processes that apply historical data and other specific parameters that, although having been generated as of closing date for these consolidated financial statements, have arisen on an individual basis following the reporting date.

With respect to financial assets that have no objective evidence of impairment, the Group applies statistical methods using historical experience and other specific information to estimate the losses that the Group has incurred as a result of events that have occurred as of the date of preparation of the consolidated financial statements but have not been known and will be apparent, individually after the date of submission of the information. This calculation is an intermediate step until these losses are identified on an individual level, at which these financial instruments will be segregated from the portfolio of financial assets without objective evidence of impairment.

The incurred loss is calculated taking into account three key factors: exposure at default, probability of default and loss given default.

●	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

●

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. In addition, the PD calculation includes the following parameters:

The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

●

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

In order to calculate the LGD at each balance sheet date, the Group evaluates the whole amount expected to be obtained over the remaining life of the financial asset, including the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, the Group takes into account declines in property values which could affect the value of such collateral) and its estimated cost of sale.

In the event of a default, the group becomes contractually entitled to the property at the end of the foreclosure process or properties purchased from borrowers in distress, and is recognized in the financial statements. After the initial recognition of these assets classified as “Non-current assets and disposal groups held for sale and liabilities included in these groups” (see note 2.2.4) or “Other assets - Inventories” (see Note 2.2.6), they are valued at the lower of their carrying amount and their fair value less their estimated selling price.

In addition, to identify the possible incurred but not reported losses (IBNR) in the unimpaired portfolio, an additional parameter called “LIP” (loss identification period) has to be introduced. The LIP parameter is the period between the time at which the event that generates a given loss occurs and the time when the loss is identified at an individual level. The analysis of the LIPs is carried out on the basis of uniform risk portfolios.

As of June 30, 2016 and 2015, as well as December 31, 2015, the Group’s internal incurred losses model for credit risk shows no material differences when compared to the provisions calculation using Bank of Spain requirements.

Impairment of other debt instruments classified as financial assets available for sale

The impairment losses on other debt instruments included in the “Available-for-sale financial asset” portfolio are equal to the excess of their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement over their fair value.

When there is objective evidence that the negative differences arising on measurement of these debt instruments are due to impairment, they are no longer considered as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred, up to the amount previously recognized in the income statement.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

●

Equity instruments classified as available for sale: When there is objective evidence that the negative differences arising on measurement of these equity instruments are due to impairment, they are no longer registered as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” and are recognized in the consolidated income statement. In general, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual equity instrument to determine whether it is a percentage that can be recovered through its sale on the market; other different thresholds may exist for certain equity instruments or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant equity instruments against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement, but under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” in the consolidated balance sheet (see Note 30).

●

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the excess of their carrying amount over the present value of expected future cash flows discounted at the market rate of return for similar equity instruments. In order to determine these impairment losses, save for better evidence, an assessment of the equity of the investee is carried out (excluding Accumulated other comprehensive income due to cash flow hedges) based on the last approved (consolidated) balance sheet, adjusted by the unrealized gains at measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These impairment losses may only be recovered subsequently in the event of the sale of these assets.

2.2.2           Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the financial assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, when their implicit risks and benefits have been substantially transferred to third parties or when the control of financial asset is transferred even with no physical transfer or substantial retention of such assets. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred financial assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

●	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

●	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost or fair value with changes in the income statement, whichever the case.

●	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

2.2.3           Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financial guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, bank guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognize a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 24). These provisions are recognized and reversed with a charge or credit, respectively; to “Provisions or reversal of provision” in the consolidated income statements (see Note 46).

Income from financial guarantees is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 40).

2.2.4       Non-current assets and disposal groups held for sale and liabilities included in disposal groups classified as held for sale

The heading “Non-current assets and disposal groups held for sale and liabilities included in disposal groups classified as held for sale” in the consolidated balance sheets includes the carrying amount of assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 21).

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major operating segment and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Profit or loss from non-current assets and disposal groups classified as held for sale are generally measured, at the acquisition date and at any later date deemed necessary, at either their carrying amount or the fair value of the property (less costs to sell), whichever is lower. The book value at acquisition date of the Profit or loss from non-current assets and disposal groups classified as held for sale from foreclosures or recoveries is defined as the balance pending collection on those assets that originated said purchases (net of provisions). Fair value of non-current assets and disposable instruments held for sale from foreclosures or recoveries is based, mainly, in appraisals or valuations made by independent experts on a yearly based or less should there be evidence of impairment. Profit or loss from non-current assets and disposal groups classified as held for sale are not depreciated while included under this heading.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and liabilities included in disposal groups classified as held for sale as well as impairment losses and, where pertinent, the related recoveries, are recognized in “Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” in the consolidated income statement (see note 50). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. As long as an asset remains in this category, it will not be amortized. This heading includes the earnings from their sale or other disposal.

2.2.5        Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount.

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation” (see Note 45) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Type of Assets	Annual Percentage

Building for own use	1% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular buildings for own use, is based on independent appraisals that are no more than 3-5 years old at most, unless there are indications of impairment.

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the Group analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Running and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs - Other administrative expenses - Property, fixtures and equipment” (see Note 44.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 17).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and recognize the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on independent appraisals that are no more than one year old at most, unless there are indications of impairment.

2.2.6        Inventories

The balance under the heading “Other assets - Inventories” in the consolidated balance sheets mainly includes the land and other properties that the BBVA Group’s real estate entities hold for development and sale as part of their real estate development activities (see Note 20).

The cost of inventories includes those costs incurred in during their acquisition and development, as well as other direct and indirect costs incurred in getting them to their current condition and location.

In the case of the cost of real-estate assets accounted for as inventories, the cost is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Borrowing cost incurred during the year form part of cost, provided that the inventories require more than a year to be in a condition to be sold.

Properties purchased from customers in distress, which the Group manages for sale, are measured at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less costs to sell), whichever is lower. The carrying amount at acquisition date of these properties is defined as the balance pending collection on those assets that originated said purchases (net of provisions).

Impairment

The amount of any subsequent adjustment due to inventory valuation for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment or (-) reversal of impairment on non-financial assets” in the accompanying consolidated income statements (see Note 48) for the year in which they are incurred.

In the case of real-Estate assets above mentioned, if the fair value less costs to sell is lower than the carrying amount of the loan recognized in the consolidated balance sheet, a loss is recognized under the heading “Impairment or (-) reversal of impairment on non-financial assets” in the consolidated income statement for the period (see Note 48). In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the income statement heading “Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 43).

2.2.7        Business combinations

A business combination is a transaction, or any other deal, by which the Group obtains control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date, as well as the recognition of any non-controlling participation (minority interests) that may arise from the transaction.

In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss under the heading “Gains (losses) on derecognized of non-financial assets and subsidiaries, net” of the Consolidated Income Statements. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be recognized on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

In addition, the acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the acquisition date there is a positive difference between:

●	the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

●	the fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Gain on Bargain Purchase in business combinations”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. So far, the BBVA Group has always elected for the second method.

2.2.8        Intangible assets

Goodwill

Goodwill represents a portion of consideration transferred in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

●	is the lowest level at which the entity manages goodwill internally;

●	is not larger than an operating segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that cash-generating unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs and its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-generating unit being evaluated for impairment.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the remainder of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

They are recognized under the heading “Impairment or (-) reversal of impairment on non-financial assets – Intangible assets” in the consolidated income statements (see Note 48).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful time intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation” (see Note 45).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment or (-) reversal of impairment on non - financial assets- Intangible assets” in the accompanying consolidated income statements (see note 48). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9       Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheets and the initial recognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance subsidiaries are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries.

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated insurance subsidiaries to cover claims arising from insurance contracts in force at period-end (see Note 23).

The income or expenses reported by the BBVA Group’s consolidated insurance subsidiaries on their insurance activities is recognized, in accordance with their nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group recognize the amounts of the premiums written to the income statement and a charge for the estimated cost of the claims that will be incurred at their final settlement to their consolidated income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid, are accrued.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 23.

According to the type of product, the provisions may be as follows:

●	Life insurance provisions:

Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

-

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period from the closing date to the end of the insurance policy period.

-	Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

●	Non-life insurance provisions:

-

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until year-end that has to be allocated to the period between the year-end and the end of the policy period.

-

Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the consolidated insurance subsidiaries in the policy period not elapsed at year-end.

●	Provision for claims:

This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance subsidiaries calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

●	Provision for bonuses and rebates:

This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

●	Technical provisions for reinsurance ceded:

Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

●	Other technical provisions:

Insurance entities have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance subsidiaries to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10     Tax assets and liabilities

Expenses on corporate income tax applicable to the BBVA Group’s Spanish entities and on similar income taxes applicable to consolidated foreign entities are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity. The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits or discounts allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit or discount carry forwards. (see Note 19).

The “Tax Assets” line item in the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (which includes the amount of tax to be recovered in future years, including those arising from tax losses or credits for deductions or rebates that can be compensated). The “Tax Liabilities” line item in the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (the amount of corporate tax payable in subsequent years).

Deferred tax liabilities attributable to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the future. Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed. In those circumstances in which it is unclear how a specific requirement of the tax law applies to a particular transaction or circumstance, and the acceptability of the definitive tax treatment depends on the decisions taken by the relevant taxation authority in future, the entity recognizes current and deferred tax liabilities and assets considering whether it is probable or not that a taxation authority will accept an uncertain tax treatment. Thus, if the entity concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the entity uses the amount expected to be paid to (recovered from) the taxation authorities.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.11     Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 24). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject. The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

●	They represent a current obligation that has arisen from a past event;

●	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

●	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

●	The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they will be disclosed, should they exist, in the Notes to the consolidated financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the Group. They also include the existing obligations of the Group when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (excluding contingent liabilities from business combination) but are reported in the consolidated financial statements.

2.2.12     Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group entities in Spain and abroad (see Note 25).

Commitments valuation: assumptions and actuarial gains/losses recognition

The present values of these commitments are quantified based on an individual member data. Current employee costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

The actuarial assumptions should take into account that:

●	They are unbiased, in that they are not unduly aggressive or excessively conservative.

●

They are compatible with each other and adequately reflect the existing economic relations between factors such as inflation, foreseeable wage increases, discount rates and the expected return on plan assets, etc. The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

●	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial gains or losses originating in the commitments assumed with staff taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions or reversal of provisions” of the consolidated income statement for the period in which these differences occur (see Note 46). The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss - Other adjustments” of equity in the accompanying consolidated balance sheets (see Note 30).

Post-employment benefit commitments

Pensions

The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

●

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s entities for these commitments are recognized with a charge to the heading “Administration costs - Personnel expenses - Defined-contribution plan expense” in the consolidated income statements (see Note 44.1).

●

Defined-benefit commitments: Some of the BBVA Group’s entities have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or employees taking early retirement and retired employees. These commitments are either funded by insurance contracts or recognized as provisions.

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments and the fair value of plan assets (see Note 25).

Payments made by the Group’s entities for defined-benefit commitments covering current employees are charged to the heading “Administration cost - Personnel expenses - Defined benefit plan expense” in the accompanying consolidated income statements (see Note 44.1).

Early retirement

The BBVA Group has offered certain employees in Spain the option of taking early retirement (that is earlier than the age stipulated in the collective labor agreement in force) and has recognized the corresponding provisions to cover the cost of the commitments related to this item. The present values of early retirement obligations are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt with in the same way as pension commitments as mentioned in the previous section.

Other post-employment welfare benefits

Some of the BBVA Group’s entities have welfare benefit commitments whose effects extend beyond the date of retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 25).

Other commitments to employees

Some of the BBVA Group’s entities are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments, are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified based on an individual member data. They are recognized under the heading “Provisions” in the accompanying consolidated balance sheets (see Note 24).

The cost of these benefits provided by Spanish entities in the BBVA Group to active employees are recognized under the heading “Administration costs - personnel expenses - Other personnel expenses” in the consolidated income statements (see Note 44.1).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to register a provision in this regard.

2.2.13     Equity-settled share-based payment transactions

Provided they constitute the delivery of such equity instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Stockholders’ equity – Other equity” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of equity instruments, but they are taken into account when determining the number of equity instruments to be issued. This will be recognized on the consolidated income statement with the corresponding increase in total equity.

2.2.14     Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan or has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

2.2.15     Treasury stock

The value of common stock issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized as a decrease to net equity, under the heading “Stockholders’ funds - Treasury stock” in the consolidated balance sheets (see 29).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds - Retained earnings” in the consolidated balance sheets (see Note 28).

2.2.16     Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. Thus, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

●	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

●	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year. In addition,

●	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

●	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

●

Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the financial year which, owing to their impact on the statements as a whole, require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items, measured at fair value, are recognized temporarily in equity under the heading “Accumulated other comprehensive income - - Items that may be reclassified to profit or loss - Exchange differences” in the consolidated balance sheets.

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

●	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

●

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

●	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies as of June 30, 2016 and December 31, 2015, with reference to the most significant foreign currencies, is set forth in Appendix VII.

Venezuela

Local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan Bolivar, and converted into euros for the consolidated financial statements, as indicated below, since Venezuela is a country with strong exchange restrictions and has different rates officially published:

●	On February 10, 2015, the Venezuelan government announced the creation of a new foreign-currency system called SIMADI.

●

The Group used the SIMADI exchange rate from March 2015 for the conversion of the financial statements of the Group companies located in Venezuela for their consolidated financial statements. The SIMADI exchange rate started to reflect the exchange rate of actual transactions increasing rapidly to approximately 200 Venezuelan bolivars per U,S. dollar (approximately 218 Venezuelan bolivars per euro), however, from May, and during the second half of 2015 the trend was confirmed, the SIMADI exchange rate had hardly fluctuated, reaching as of December 31, 2015 216.3 Venezuelan bolivars per euro, which could be considered unrepresentative of the convertibility of the Venezuelan currency.

●

In February 2016, the Venezuelan government approved a new exchange rate agreement which sets two new mechanisms that regulate the purchase and sale of foreign currency and the suspension of the SIMADI exchange rate.

●

As of December 31, 2015 and June 30, 2016, the Board of Directors considers that the use of the new exchanges rates and, previously, SIMADI for converting bolivars into euros in preparing the consolidated financial statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group subsidiaries in Venezuela.

●

Consequently, as of December 31, 2015 and June 30, 2016, the Group has used in the conversion of the financial statements of these foreign exchange rates amounting to 469 and 1,170 Venezuelan bolivars per euro, respectively. These exchanges rates have been calculated taking into account the estimated evolution of inflation in Venezuela at those dates (170% and 133.6%, respectively) by the Research Service of the Group (see Note 2.2.20).

2.2.17     Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

●	Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans and advances (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in originating these loans and advances can be deducted from the amount of financial fees and commissions recognized. These fees are part of the effective interest rate for the loans and advances. Also dividends received from other entities are recognized as income when the consolidated entities’ right to receive them arises.

However, when a loan is deemed to be impaired individually or is included in the category of instruments that are impaired because their recovery is considered to be remote, the recognition of accrued interest in the consolidated income statement is discontinued. This interest is recognized for accounting purposes as income, as soon as it is received.

●	Commissions, fees and similar items.

●

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

-	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

-	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

-	Those relating to single acts, which are recognized when this single act is carried out.

●	Non-financial income and expenses:

These are recognized for accounting purposes on an accrual basis.

●	Deferred collections and payments:

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18     Sales and income from the provision of non-financial services

The heading “Other operating income” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 43).

2.2.19     Leases

Lease contracts are classified as finance leases from the inception of the transaction, if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 17). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating expenses” (see Note 43).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated from the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are accrued over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is recognized.

2.2.20     Entities and branches located in countries with hyperinflationary economies

In order to assess whether an economy is under hyperinflation, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

●	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

●	Prices may be quoted in a relatively stable foreign currency;

●	Interest rates, wages and prices are linked to a price index;

●	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is present will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation in accordance with IAS 29 “ Financial Reporting in Hyperinflationary Economies“.

The breakdown of the General Price Index and the inflation index used as of June 30, 2016 and December 31, 2015 for the inflation restatement of the financial statements of the Group companies located in Venezuela is as follows:

General Price Index	June 2016 (**)	December 2015 (*)
GPI		2,357.90
Average GPI		1,460.50
Inflation of the period	133.6%	170.0%

(*)

At the date of preparation of these consolidated financial statements in 2015, the Venezuelan government had not released the official inflation figures. The Group has estimated the inflation rate applicable to December 31, 2015, based on the best estimate of BBVA Research of the Group (170%) in line with other estimates made by various international organizations. Subsequently, at the publication of the consolidated financial statements, the official inflation figures was published, ending at 180.9%

(**)

As of June 30, 2016, the Venezuelan government had not released the official inflation figures since December 2015, as in the Annual Report of 2015, the group estimated the inflation rate applicable at (133.6%)

The losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €38.5 million (€24 million in June 2015).

2.3     Recent IFRS pronouncements

Changes introduced in the first semester of 2016

The following modifications to the IFRS standards or their interpretations (hereinafter “IFRIC”) came into force after January 1, 2016. They have not had a significant impact on the BBVA Group’s consolidated financial statements corresponding to the period ended June 30, 2016.

Amended IFRS 11 - “Joint Arrangements”

The amendments made to IFRS 11 require the acquirer of an interest in a joint operation in which the activity constitutes a business to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs. These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

Amended IAS 16 - “Property, Plant and Equipment” and Amended IAS 38 – “Intangible Assets”.

The amendments made to IAS 16 and IAS 38 exclude, as general rule, as depreciation method to be used, those methods based on revenue that is generated by an activity that includes the use of an asset, because the revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits of the asset.

Amended IAS 27 – “Separate financial statements”

Changes to IAS 27 allow entities to use the equity method to account for investment in subsidiaries, joint ventures and associates, in their separate financial statements.

Annual improvements cycle to IFRSs 2012-2014

The annual improvements cycle to IFRSs 2012-2014 includes minor changes and clarifications to IFRS 5 – Noncurrent assets held for sale and discontinued operations, IFRS 7 – Financial instruments: Information to disclose, IAS 19 – Employee benefits and IAS 34 – interim financial information.

Amended IAS 1 – Presentation of Financial Statements

The amendments made to IAS 1 further encourage companies to apply professional judgment in determining what information to disclose in their financial statements, in determining when line items are disaggregated and additional headings and subtotals included in the statement of financial position and the statement of profit or loss and other comprehensive income, and in determining where and in what order information is presented in the financial disclosures.

Amended IFRS 10 - “Consolidated Financial Statements”, Amended IFRS 12 – “Disclosure of interests in other entities” and Amended IAS 28 – “Investments in Associates and Joint Ventures”

The amendments to IFRS 10, IFRS 12 and IAS 28 introduce clarifications to the requirements when accounting for investment entities in three aspects:

●	The amendments confirm that a parent entity that is a subsidiary of an investment entity has the possibility to apply the exemption from preparing consolidated financial statements

●

The amendments clarify that if an investment entity has a subsidiary whose main purpose is to support the investment entity’s investment activities by providing investment-related services or activities, to the entity or other parties, and that is not itself an investment entity, it shall consolidate that subsidiary; but if that subsidiary is itself an investment entity, the investment entity parent shall measure the subsidiary at fair value through profit or loss.

●

The amendments require a non-investment entity investor to retain, when applying the equity method, the fair value measurement applied by an investment entity associate or joint venture to its interests in subsidiaries.

This Standard came into force on January 1, 2016, but endorsement by the European Union is expected on the 3rd Quarter of 2016.

Standards and interpretations issued but not yet effective as of June 30, 2016

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of June 30, 2016. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 - “Financial instruments”

As of July, 24, 2014, IASB issued the IFRS 9 which will replace IAS 39. The new standard introduces significant differences with respect to the current regulation with regards to financial assets; among others, the approval of a new classification model based on two single categories of amortized cost and fair value, the elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories, impairment analyses only for assets measured at amortized cost and non-separation of embedded derivatives in contracts of financial assets. With regard to financial liabilities, the classification categories proposed by IFRS 9 are similar to those contained in IAS 39, so there should not be very significant differences save for the requirement to recognize changes in fair value related to own credit risk as a component of equity, in the case of financial liabilities designated at fair value through profit or loss. Hedge accounting requirements also differs from the current IAS 39 due to the new focus on the economic risk management.

Impairment requirements will apply to financial assets measured at amortized cost and at fair value through other comprehensive income, and to lease receivables and certain loan commitments and financial guarantee contracts. At initial recognition, an allowance is required for expected credit losses resulting from default events that may occur within the next 12 months (“12 month expected credit losses”). In the event of a significant increase in credit risk, an allowance is required for expected credit losses resulting from all possible default events over the expected life of the financial instrument (“lifetime expected credit losses”). The assessment of whether the credit risk has increased significantly since initial recognition should be performed for each reporting period by considering the change in the risk of default occurring over the remaining life of the financial instrument. The assessment of credit risk, and the estimation of expected credit losses, should be performed so that they are probability-weighted and unbiased and shall include all available information that is relevant to the assessment, including information about past events, current conditions and reasonable and supportable expectations of future events and economic conditions at the reporting date. As a result, the goal is for the recognition and measurement of impairment to be more proactive and forward-looking than under the current incurred loss model of IAS 39. Theoretically, an increase in the total level of impairment allowances is expected, since all financial assets will be assessed for at least 12 month expected credit losses and the population of financial assets to which lifetime expected credit losses will be applied is expected to be larger than the population for which there is objective evidence of impairment under IAS 39

IFRS 9 will also affect hedge accounting, because the focus of the Standard is different from that of the current IAS 39, as it tries to align the accounting requirements with economic risk management. IFRS 9 will also permit to apply hedge accounting to a wider range of risks and hedging instruments. The Standard does not address the accounting for the macro hedging strategies. To avoid any conflict between the current macro hedge accounting and the new general hedge accounting requirements, IFRS 9 includes an accounting policy choice to continue applying hedge accounting according to IAS 39.

The IASB has established January 1, 2018, as the mandatory application date, with the possibility of early adoption.

During 2015 and the first semester of 2016, the Group has been analyzing this new Standard and the implications it will have in 2018 on the classification of portfolios and the valuation models for financial instruments, focusing on impairment loss models for financial assets through expected loss models.

In 2016, the Group will continue working on the definition of accounting policies, on the implementation of the Standard, which has implications both on the financial statements and on the Group’s daily operations (initial and subsequent risk assessment, changes in systems, management metrics, etc.), and also on the models used for the presentation of financial statements.

As of the date of preparation of these Consolidated Financial Statements, the Group does not have an estimation of the quantitative impact that this Standard will have on January 1, 2018 when it will come into force. The Group expects to have a parallel calculation during 2017 in order to have comparative information for the previous year when the Standard comes into effect.

Amended IFRS 7 - “Financial instruments: Disclosures”

The IASB modified IFRS 7 in December 2011 to include new disclosures on financial instruments that entities will have to provide as soon as they apply IFRS 9 for the first time.

IFRS 15 - “Revenue from contracts with customers”

IFRS 15 contains the principles that an entity shall apply to account for revenue and cash flows arising from a contract with a customer.

The core principle of IFRS 15 is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, in accordance with contractually agreed. It is considered that the good or service is transferred when the customer obtains control over it.

The new Standard replaces IAS 18 - Revenue IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 – Revenue-Transactions Involving Advertising Services

This Standard will be applied to the accounting years starting on or after January 1, 2018, although early adoption is permitted.

IFRS 15 – “Clarifications to IFRS 15 Revenue from Contracts with Customers”

The amendments to the Revenue Standard clarify how some of the underlying principles of the new Standard should be applied. Specifically, they clarify how to:

●	Identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;

●	Determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and

●	Determine whether the revenue from granting a license should be recognized at a point in time or over time.

In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.

The amendments will be applied at the same time as the IFRS 15, i.e. to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

Amended IFRS 10 - “Consolidated financial statements” and Amended IAS 28 – “Investments in Associates and Joint Ventures”

The amendments to IFRS 10 and IAS 28 establish that when an entity sells or transfers assets are considered a business (including its consolidated subsidiaries) to an associate or joint venture of the entity, the latter will have to recognize any gains or losses derived from such transaction in its entirety. Notwithstanding, if the assets sold or transferred are not considered a business, the entity will have to recognize the gains or losses derived only to the extent of the interests in the associate or joint venture with unrelated investors.

These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

.IAS 12 - “Income Taxes. Recognition of Deferred Tax Assets for Unrealized Losses”

The amendments made to IAS 12 clarify the requirements on recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. The following aspects are clarified:

●

An unrealized loss on a debt instrument measured at fair value gives rise to a deductible temporary difference regardless of whether the holder expects to recover its carrying amount by holding the debt instrument until maturity or by selling the debt instrument.

●

An entity assesses the utilization of deductible temporary differences in combination with other deductible temporary differences. In circumstances in which tax laws restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the appropriate type.

●

An entity’s estimate of future taxable profit can include amounts from recovering assets for more than their carrying amounts if there is sufficient evidence to conclude that it is probable that the entity will achieve this.

●	An entity’s estimate of future taxable profit excludes tax deductions resulting from the reversal of deductible temporary difference.

These modifications will be applied to the accounting periods beginning on or after January 1, 2017, although early application is permitted.

IFRS 16 - “Leases”

On January 13, 2016 the IASB issued the IFRS 16 which will replace IAS 17. The new standard introduces a single lessee accounting model and will require a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of–use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and account for those two types of leases differently.

The standard will be applied to the accounting years starting on or after January 1, 2019, although early application is permitted if IFRS 15 is also applied.

IAS 7 - “Statement of Cash Flows. Disclosure Initiative”

The amendments to IAS 7 introduce the following new disclosure requirements related to changes in liabilities arising from financing activities, to the extent necessary to enable users of financial statements to evaluate changes in those liabilities: changes from financing cash flows; changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes.

Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows arising from financing activities. Additionally, the disclosure requirements also apply to changes in financial assets if cash flows from those financial assets were, or future cash flows will be, included in cash flows from financing activities.

These modifications will be applied to the accounting periods beginning on or after January 1, 2017, although early application is permitted.

IFRS 2 – “Classification and Measurement of Share-based Payment Transactions”

The amendments made to IFRS 2 provide requirements on three different aspects:

●

When measuring the fair value of a cash-settled share-based payment vesting conditions, other than market conditions, shall be taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction.

●

A transaction in which an entity settles a share-base payment arrangement net by withholding a specified portion of the equity instruments to meet a statutory tax withholding obligation will be classified as equity settled in its entirety if, without the net settlement feature, the entire share-based payment would otherwise be classified as equity-settled.

●

In case of modification of a share-based payment from cash-settled to equity-settled, the modification will be accounted for derecognizing the original liability and recognizing in equity the fair value of the equity instruments granted to the extent that services have been rendered up to the modification date; any difference will be recognized immediately in profit or loss

These modifications will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendix I and II provide relevant information as of June 30, 2016 on the Group’s subsidiaries, consolidated structured entities, and investments in associate entities and joint venture entities. Appendix III shows the main changes in investments for the year ended June 30, 2016, and Appendix IV gives details of the consolidated subsidiaries and which, based on the information available, are more than 10% owned by non-Group shareholders as of June 30, 2016.

The following table sets forth information related to the Group’s total assets as of June 30, 2016 and December 31, 2015, broken down by the Group’s entities according to their activity:

	Millions of Euros
Contribution to Consolidated Group Total Assets. Entities by Main Activities	June 2016	December 2015
Banks and other financial services	713,697	718,204
Insurance and pension fund managing companies	26,413	25,741
Other non-financial services	5,930	6,133
Total	746,040	750,078

The total assets and results of operations broken down by the geographical areas, in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America, the United States and Turkey, with active presence in other countries, as shown below:

●	Spain

The Group’s activity in Spain is mainly through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group (including Catalunya Banc). The Group also has other entities that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing entities.

●	Mexico

The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through Grupo Financiero Bancomer.

●	South America

The BBVA Group’s activities in South America are mainly focused on the banking and insurance sectors, in the following countries: Argentina, Chile, Colombia, Peru, Paraguay, Uruguay and Venezuela. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of June 30, 2016, are consolidated (see Note 2.1).

●	United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, the New York BBVA branch and a representative office in Silicon Valley (California).

●	Turkey

The Group’s activity in Turkey is mainly carried out through the Garanti Group.

●	Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy, Netherlands, Romania, Russia and Portugal, branches in Germany, Belgium, France, Italy and the United Kingdom, and representative offices in Russia.

●	Asia-Pacific

The Group’s activity in this region is carried out through branches (in Taipei, Seoul, Tokyo, Hong Kong Singapore and Shanghai) and representative offices (in Beijing, Mumbai, Abu Dhabi, Sydney and Jakarta).

Changes in the Group in the first semester 2016

Mergers

The BBVA Group, at its Board of Directors meeting held on March 31, 2016, adopted a resolution to begin a merger process of BBVA S.A. (absorbing company), Catalunya Banc, S.A., Banco Depositario BBVA, S.A. and Unoe Bank, S.A. This transaction is part of the corporate reorganization of its banking subsidiaries in Spain.

These transactions have no impact in the consolidated financial statements both from the accounting and the solvency stand points. The BBVA Group owns 99.09% of the share capital of Catalunya Banc, S.A. and 100% of the Banco Depositario BBVA, S.A and Unoe Bank, S.A.

Changes in the Group in 2015

During 2015, it was registered the full consolidation of Garanti since the date of effective control (third quarter) and the acquisition of Catalunya Banc (second quarter). These effects impact on the period-on-period comparison of all the income statements was affected with the previous first semester results.

Investments

Acquisition of an additional 14.89% of Garanti

On November 19, 2014, the Group signed a new agreement with Dogus Holding AS, Ferit Faik Sahenk, Dianne Sahenk and Defne Sahenk (hereinafter “Dogus”) to, among other terms, the acquisition of 62,538,000,000 additional shares of Garanti (equivalent to 14.89% of the capital of this entity) for a maximum total consideration of 8.90 Turkish lira per batch (Garanti traded in batches of 100 shares each).

In the same agreement stated that if the payment of dividends for the year 2014 was executed by Dogus before the closing of the acquisition, that amount would be deducted from the amount payable by BBVA. On April 27, 2015, Dogus received the amount of the dividend paid to shareholders of Garanti, which amounted to Turkish Liras 0.135 per batch.

On July 27, 2015, after obtaining all the required regulatory approvals, the Group has materialized said participation increase after the acquisition of the new shares. Now the Group’s interest in Garanti is 39.9%.

The total price effectively paid by BBVA amounts to 8,765 TL per batch (amounting to approximately TL 5,481 million and €1,857 million applying a 2.9571 TL/EUR exchange rate).

In accordance with the IFRS-IASB accounting rules, and as a consequence of the agreements reached, the BBVA Group shall, at the date of effective control, measure at fair value its previously acquired stake of 25.01% in Garanti (classified as a joint venture accounted for using the equity method) and shall consolidate Garanti in the consolidated financial statements of the BBVA Group, beginning on the above-mentioned effective control date.

Measuring the above-mentioned stake in Garanti Bank at fair value resulted in a negative impact in “Gains or (-) losses on derecognition of non-financial assets and subsidiaries, net” in the consolidated income statement of the BBVA Group for the second semester of 2015, which resulted in a net negative impact in the Profit attributable to owners of the parent of the BBVA Group in 2015 amounting to €1,840 million. Such accounting impact does not translate into any additional cash outflow from BBVA. Most of this impact is generated by the exchange rate differences due to the depreciation of the TL against Euro since the initial acquisition by BBVA of the 25.01% stake in Garanti Bank up to the date of effective control. As of December 31, 2015, these exchange rate differences were already registered as Other Comprehensive Income deducting the stock shareholder’s equity of the BBVA Group.

The agreements with the Dogus group include an agreement for the management of the bank and the appointment by the BBVA Group of the majority of the members of its Board of Directors (7 of 10). The 39.9% stake in Garanti is consolidated in the BBVA Group, because of these management agreements.

As of June 30, 2016, Garanti Group has total assets of €91,041 million, of which €57,975million are loans to customers, and a volume of customer deposits of €76,311million.

The Group estimate according to the acquisition method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Garanti, along with the identified intangible assets, and cash payment made by the BBVA Group in consideration of the transaction generated a goodwill of €618 million (at exchange rate of June 30,2016), which is registered under the heading “Intangible assets - Goodwill” in the accompanying consolidated balance sheets as of June 30, 2016 (see Note 18.1).

Acquisition of Catalunya Banc

On July 21, 2014, the Management Commission of the Banking Restructuring Fund (known as “FROB”) accepted BBVA’s bid in the competitive auction for the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”).

On April 24, 2015, once the necessary authorizations have been obtained and all the agreed conditions precedent have been fulfilled, BBVA announced that it acquired 1,947,166,809 shares of Catalunya Banc, S.A. (approximately 98.4% of its share capital) for a price of approximately €1,165 million.

As of June 30, 2016, Catalunya Banc contributed with a volume of assets of approximately €37,885 million, of which approximately €18,666 million corresponded to “Loans and advances to customers”. “Financial Liabilities at amortized cost” amounted to approximately €32,531 million.

As of December 31, 2015, according to the purchase method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Catalunya Banc, and the cash payment made to the FROB in consideration of the transaction generated a difference of €26 million, which is registered under the heading “Negative goodwill recognized in profit or loss” in the accompanying consolidated income statement as of December 31, 2015. According to the IFRS 3, there is a period, up to a year, to complete the necessary adjustments to the calculation of initial acquisition (see Note 18.1). After the deadline, there has not been any significant adjustment that involves amending the calculation recorded in the year 2015.

Divestitures

Partial sale of China CITIC Bank Corporation Limited (CNCB)

On January 23, 2015 the Group BBVA signed an agreement to sell 4.9% in China CITIC Bank Corporation Limited (CNCB) to UBS AG, London Branch (UBS), who entered into transactions pursuant to which such CNCB shares will be transferred to a third party and the ultimate economic benefit of ownership of such CNCB shares will be transferred to Xinhu Zhongbao Co., Ltd (Xinhu) (the Relevant Transactions). On March 12, 2015, after having obtained the necessary approvals, BBVA completed the sale.

The selling price to UBS is HK$ 5.73 per share, amounting to a total of HK$ 13,136 million, equivalent to approximately €1,555 million (with an exchange rate of EUR/HK$=8.45 as of the date of the closing).

In addition to the above mentioned 4.9%, during the first semester of 2015 various sales were made in the market to total a 6.34% participation sale. The impact of these sales on the consolidated financial statements of the BBVA Group was a gain net of taxes of approximately €705 million. This gain gross of taxes was recognized under “Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (See Note 50).

As of June 30, 2016, BBVA holds a 3.11% (€832 million) interest in CNCB, this participation is recognized under the heading “Available for sale financial assets”.

Sale of the participation in Citic International Financial Holding (CIFH)

On December 23, 2014, the BBVA Group signed an agreement to sell its participation of 29.68% in Citic International Financial Holdings Limited (hereinafter “CIFH”), to China CITIC Bank Corporation Limited (hereinafter “CNCB”). CIFH is a non-listed subsidiary of CNCB domiciled in Hong Kong. The selling price is HK$8,162 million. The closing of such agreement is subject to the relevant regulatory approvals. The estimated impact on the attributable profit of the consolidated financial statements of the BBVA Group will not be significant.

On August 27, BBVA completed the sale of this participation. The impact on the consolidated financial statements of the BBVA Group was not significant.

4.	Shareholder remuneration system

Shareholder remuneration system

Since 2011, a shareholder remuneration system called the “Dividend Option” was implemented.

Under this remuneration scheme, BBVA offers its shareholders the possibility to receive all or part of their remuneration in the form of newly-issued ordinary shares; whilst maintaining the possibility for BBVA shareholders to receive their entire remuneration in cash by selling their free allocation rights to BBVA (in execution of the commitment assumed by BBVA to acquire the free allocation rights attributed to the shareholders at a guaranteed fixed price) or by selling their free allocation rights on the market at the prevailing market price at that time.

On March 31, 2016, the Board of Directors approved the execution of the first of the share capital increases charged to voluntary reserves, as agreed by the AGM held on March 11, 2016 to implement the Dividend Option. As a result of this increase, the Bank’s share capital increased by €55,702,125.43 (113,677,807 shares at a €0.49 par value each). 82.13% of the right owners have opted to receive newly-issued BBVA ordinary shares. The other 17.87% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 1,137,500,965 rights for a total amount of €146,737,624.49. The price at which BBVA has acquired such rights of free allocation (in execution of said commitment) was €0.129 per right.

On September 30, 2015, the Board of Directors approved the execution of the second of the share capital increases charged to voluntary reserves, as agreed by the AGM held on March 13, 2015 to implement the Dividend Option. As a result of this increase, the Bank’s share capital increased by €30,106,631.94 (61,442,106 shares at a €0.49 par value each). 89.65% of the right owners opted to receive newly issued ordinary shares. The other 10.35% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 652,564,118 rights for a total amount of €52,205,129.44. The price at which BBVA acquired such rights of free allocation was €0.08 per right, registered in “Total Equity- Interim dividends” of the consolidated balance sheet as of December 31, 2015.

On March 25, 2015, the Board of Directors approved the execution of the first of the share capital increases charged to voluntary reserves, as agreed by the AGM held on March 13, 2015 to implement the Dividend Option. As a result of this increase, the Bank’s share capital increased by €39,353,896.26 (80,314,074 shares at a €0.49 par value each). 90.31% of the right owners opted to receive newly-issued BBVA ordinary shares. The other 9.69% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 602,938,646 rights for a total amount of €78,382,023.98. The price at which BBVA acquired such rights of free allocation was €0.13 per right, registered in “Total Equity- Interim dividends” of the consolidated balance sheet as of December 31, 2015.

Dividends

The Board of Directors, at its meeting held on June 22, 2016, approved the distribution in cash of €0.08 (€0.0648 withholding tax) per BBVA share, as gross interim dividend against 2016 results. The dividend is expected to be paid on July 11, 2016.

The interim accounting statements prepared in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the interim dividend in the amount approved, are as follows:

Millions of Euros
Available Amount for Interim Dividend Payments	May 31, 2016
Profit of BBVA, S.A. at each of the dates indicated, after the provision for income tax	1,371
Less -
Estimated provision for Legal Reserve	11
Acquisition by the bank of the free allotment rights in 2016 capital increase	147
Additional Tier I capital instruments remuneration	114
Interim dividends for 2016 already paid	-
Maximum amount distributable	1,099
Amount of proposed interim dividend	518

BBVA cash balance available to the date	2,614

The first amount of the 2016 interim dividend which was paid to the shareholders on July 11, 2016, after deducting the treasury shares held by the Group’s entities, amounted to €517 million, and is recognized under the heading “Stockholders’ funds – Interim dividends” of the interim balance sheet as of June 30, 2016 (see Note 22.4).

The Board of Directors, at its meeting held on December 22, 2015, approved the distribution in cash of €0.08 (€0.0648 withholding tax) per BBVA share, as gross interim dividend against 2015 results. The dividend was paid on January 12, 2016.

The total amount of the second dividend of 2015, which was paid to the shareholders on January 12, 2016, after deducting the treasury shares held by the Group’s companies, amounted to €506 million and was recognized under the heading “Stockholders’ funds – Interim dividends” charged in the “Financial liabilities at amortized cost – Other financial liabilities (see Note 22.4) of the consolidated balance sheet as of December 31, 2015.

The Board of Directors, at its meeting held on July 1, 2015, approved the distribution in cash of €0.08 (€0.064 withholding tax) per BBVA share, as gross interim dividend against 2015 results. The dividend was paid on July 16, 2015.

The first amount of the 2015 interim dividend which was paid to the shareholders on July 16, 2015, after deducting the treasury shares held by the Group’s entities, amounted to €504 million, and was recognized under the heading “Stockholders’ funds – Interim dividends” of the consolidated balance sheet as of December 31, 2015.

5.	Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms.

The Bank issued additional share capital in 2016 and 2015 (see “Dividend Option” Program in 2015 in Note 26). In accordance with IAS 33, when events, other than the conversion of potential shares, have changed the number of shares outstanding without a corresponding change in resources, the weighted average number of shares outstanding during the period and for all the periods presented shall be adjusted. The prior year weighted average number of shares is adjusted by applying a corrective factor.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	June 2016	June 2015 (*)

Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	1,832	2,759
Adjustment: Additional Tier 1 securities (1)	(114)	(96)
Profit adjusted (millions of euros) (A)	1,718	2,663
Profit from discontinued operations (net of non-controlling interest) (B)	-	-
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (2)	6,447	6,264
Weighted average number of shares outstanding x corrective factor (3)	6,447	6,473
Adjusted number of shares - Basic earning per share (C)	6,447	6,473
Adjusted number of shares - diluted earning per share (D)	6,447	6,473
Earnings per share	0.27	0.41
Basic earnings per share from continued operations (Euros per share)A-B/C	0.27	0.41
Diluted earnings per share from continued operations (Euros per share)A-B/D	0.27	0.41
Basic earnings per share from discontinued operations (Euros per share)B/C	-	-
Diluted earnings per share from discontinued operations (Euros per share)B/D	-	-

(1)	Remuneration in the period related to contingent convertible securities, recognized in equity (Note 4 and 22.3)
(2)	Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period.
(3)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.
(*)	Data recalculated due to the mentioned corrective factor.

As of June 30, 2016 and 2015, there were no other financial instruments or share options awarded to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same for both dates.

6.	Operating segment reporting

The information about operating segments is provided in accordance with IFRS 8. Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group management into operating segments and, ultimately, the reportable segments themselves.

During 2016, there have not been significant changes in the reporting structure of the operating segments of the BBVA Group compared to the structure existing at the end of 2015. The structure of the operating segment is as follows:

●	Banking activity in Spain

Includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet. Since April 2015 it also includes the activity, balance sheet and earnings of Catalunya Banc.

●	Real estate activity in Spain

Covers specialist management of real-estate assets in the country (excluding buildings for own use), including: foreclosed real-estate assets from residential mortgages and developers; as well as lending to developers. Since April 24, 2015 it also includes these same assets and loans from Catalunya Banc.

●	The United States

Includes the Group´s business activity in the country through the BBVA Compass group and the BBVA New York branch.

●	Turkey

Includes the activity of the Garanti Group.

●	Mexico

Includes all the banking, real-estate and insurance businesses in the country.

●	South America

Basically includes BBVA´s banking and insurance businesses in the region.

●	Rest of Eurasia

Includes business activity in the rest of Europe and Asia, i.e. the Group´s retail and wholesale businesses in the area.

Lastly, the Corporate Center comprised of the rest of the items that have not been allocated to the operating segments. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out by the Group in 2015. In the second semester of 2015, some operating results, related with technology, from the Corporate Center to the business area to the Banking activity in Spain were reclassified. This reclassification occurred as a result of the transfer, during 2015, of management skills, resources and responsibilities, in terms of technology, the Corporate Center to the business area Banking Activity in Spain The balance for June 2015 has been restated to facilitate comparison with June 2016.

The breakdown of the BBVA Group’s total assets by operating segments as of June 30, 2016 and December 31, 2015 is as follows:

	Millions of Euros
Total Assets by Operating Segments	June 2016	December 2015
Banking Activity in Spain	345,640	339,775
Real Estate Activity in Spain	14,988	17,122
United States	86,614	86,454
Turkey	90,520	89,003
Mexico	93,097	99,594
South America	71,224	70,661
Rest of Eurasia	19,495	23,469
Subtotal Assets by Operating Segments	721,579	726,079
Corporate Center and other adjustments	24,461	23,999
Total Assets BBVA Group	746,040	750,078

The attributable profit and main earning figures in the consolidated income statements for the six months period ended June 30, 2016 by operating segments are as follows:

		Millions of Euros
	Operating Segments
Main Margins and Profits by Operating Segments	BBVA Group	Banking Activity in Spain	Real Estate Activity in Spain	United States	Turkey	Mexico	South America	Rest of Eurasia	Corporate Center	Adjustments (*)
June 2016
Net interest income	8,365	1,943	42	938	1,606	2,556	1,441	86	(247)	-
Gross income	12,233	3,293	11	1,330	2,154	3,309	1,999	281	(144)	-
Net operating income (1)	5,901	1,493	(56)	424	1,321	2,112	1,078	111	(583)	-
Operating profit /(loss) before tax	3,391	897	(289)	240	1,022	1,300	804	104	(686)	-
Profit	1,832	619	(209)	178	324	968	394	75	(518)	-
June 2015
Net interest income	7,096	1,980	(12)	883	425	2,731	1,652	85	(224)	(425)
Gross income	11,219	3,709	(64)	1,321	510	3,565	2,296	265	(49)	(335)
Net operating income (1)	5,720	2,088	(124)	440	289	2,252	1,285	89	(482)	(116)
Operating profit /(loss) before tax	3,899	1,041	(436)	381	219	1,384	929	66	(538)	853
Profit	2,759	731	(301)	276	174	1,045	475	43	315	-

(1)	Gross Income less Administrative Cost and Amortization
(*)

From the third quarter of 2015, BBVA consolidated Garanti (39.9% owned). In prior periods, Garanti’s revenues and costs are reflected in our segment information only in the proportion of BBVA´s ownership (25.01%). This column includes adjustments resulting from the accounting of the investment in Garanti group using the equity method (versus reflecting the revenues and costs of Garanti only in proportion of BBVA´s ownership Garanti as stated in the management information). This column also includes inter-segment adjustments (see Note 2).

7.	Risk management

7.1	General risk management and control model	49

7.1.1	Governance and organization	50

7.1.2	Risk appetite	52

7.1.3	Decisions and processes	54

7.1.4	Assessment, monitoring and reporting	55

7.1.5	Infrastructure	55

7.1.6	Risk culture	56

7.2	Macroeconomic Risk factors	56

7.3	Credit risk	58

7.3.1	Credit risk exposure	59

7.3.2	Mitigation of credit risk, collateralized credit risk and other credit enhancements	62

7.3.3	Credit quality of financial assets that are neither past due nor impaired	63

7.3.4	Past due but not impaired and impaired secured loans Risks	66

7.3.5	Impairment losses	71

7.3.6	Refinancing and restructuring transactions	73

7.4	Market risk	74

7.4.1	Market risk portfolios	74

7.4.2	Structural risk	79

7.4.3	Financial Instruments compensation	81

7.5	Liquidity risk	82

7.6	Asset encumbrance	86

7.7	Operational Risk	88

7.8	Risk concentration	89

7.1	General risk management and control model

The BBVA Group has an overall control and risk management model (hereinafter ‘the model’) tailored to their individual business, their organization and the geographies in which they operate, allowing them to develop their activity in accordance with their strategy and policy control and risk management defined by the governing bodies of the Bank and adapt to a changing economic and regulatory environment, tackling risk management globally and adapted to the circumstances of each instance. The model establishes a system of appropriate risk management regarding risk profile and strategy of the Group.

This model is applied comprehensively in the Group and consists of the basic elements listed below:

●	Governance and organization.

●	Risk appetite.

●	Decisions and processes.

●	Assessment, monitoring and reporting.

●	Infrastructure.

The Group encourages the development of a risk culture to ensure consistent application of the control and risk management Model in the Group, and to ensure that the risk function is understood and assimilated at all levels of the organization.

7.1.1     Governance and organization

The governance model for risk management at BBVA is characterized by a special involvement of its corporate bodies, both in setting the risk strategy and in the ongoing monitoring and supervision of its implementation.

Thus, as developed below, the corporate bodies are the ones that approve this risk strategy and corporate policies for the different types of risk, being the risk function responsible for the management, its implementation and development, reporting to the governing bodies.

The responsibility for the daily management of the risks lies on the businesses which abide in the development of their activity to the policies, standards, procedures, infrastructure and controls, based on the framework set by the governing bodies, which are defined by the function risk.

To perform this task properly, the risk function in the BBVA Group is configured as a single, comprehensive and independent role of commercial areas.

Corporate governance system

BBVA Group has developed a corporate governance system that is in line with the best international practices and adapted to the requirements of the regulators in the countries in which its various business units operate.

The Board of Directors (hereinafter also referred to as “the Board”) approves the risk strategy and supervises the internal control and management systems. Specifically, the risk strategy approved by the Board includes, at least, the Group’s risk appetite statement, the fundamental metrics and the basic structure of limits by geographies, types of risk and asset classes, as well as the bases of the control and risk management model. The Board ensures that the budget is in line with the approved risk appetite statement.

On the basis established by the Board, the Executive Committee approves specific corporate policies for each type of risk. Furthermore, the Executive Committee approves the Group’s risk limits and monitors them, being informed of both limits excess occurrences and, where applicable, the appropriate corrective measures taken.

Lastly, the Board has set up a Board committee focus in risks, the Risk Committee. This Risk Committee is responsible for analyzing and regularly monitoring risks within the remit of the corporate bodies and assists the Board and the SC in determining and monitoring the risk strategy and the corporate policies, respectively. Another task of special relevance it carries out is detailed control and monitoring of the risks that affect the Group as a whole, which enables it to supervise the effective integration of the risk strategy management and the application of corporate policies approved by the corporate bodies.

The head of the risk function in the executive hierarchy is the Group’s Chief Risk Officer (“CRO”), who carries out its functions with independence, authority, capacity and resources to do so. He is appointed by the Board of the Bank as a member of its Senior Management, and has direct access to its corporate bodies (Board, Executive Committee and Risk Committee), who reports regularly on the status of risks to the Group.

The CRO, for the utmost performance of its functions, is supported by a cross composed set of units in corporate risk and the specific risk units in the geographical and / or business areas of the Group structure. Each of these units is headed by a Risk Officer for the geographical and/or business area who, within his/her field of competence, carries out risk management and control functions and is responsible for applying the corporate policies and rules approved at Group level in a consistent manner, adapting them if necessary to local requirements and reporting to the local corporate bodies.

The Risk Officers of the geographical and/or business areas report both to the Group’s CRO and to the head of their geographical and/or business area. This dual reporting system aims to ensure that the local risk management function is independent from the operating functions and that it is aligned with the Group’s corporate risk policies and goals.

Organizational structure and committees

The risk management function, as defined above, consists of risk units from the corporate area, which carry out cross-cutting functions, and risk units from the geographical and/or business areas.

●

The corporate area’s risk units develop and present the Group’s risk appetite proposal, corporate policies, rules and global procedures and infrastructures to the CRO, within the action framework approved by the corporate bodies, ensure their application, and report either directly or through the CRO to the Bank’s corporate bodies. Their functions include

-	Management of the different types of risks at Group level in accordance with the strategy defined by the corporate bodies.

-	Risk planning aligned with the risk appetite principles defined by the Group.

-

Monitoring and control of the Group’s risk profile in relation to the risk appetite approved by the Bank’s corporate bodies, providing accurate and reliable information with the required frequency and in the necessary format.

-	Prospective analyses to enable an evaluation of compliance with the risk appetite in stress scenarios and the analysis of risk mitigation mechanisms.

-	Management of the technological and methodological developments required for implementing the Model in the Group.

-

Design of the Group’s Internal Risk Control model and definition of the methodology, corporate criteria and procedures for identifying and prioritizing the risk inherent in each unit’s activities and processes.

-	Validation of the models used and the results obtained by them in order to verify their adaptation to the different uses to which they are applied.

●

The risk units in the business units develop and present to the Risk Officer of the geographical and/or business area the risk appetite proposal applicable in each geographical and/or business area, independently and always within the Group’s risk appetite. They also ensure that the corporate policies and rules approved consistently at a Group level are applied, adapting them if necessary to local requirements; they are provided with appropriate infrastructures for managing and controlling their risks; and they report to their corporate bodies and/or to senior management, as appropriate.

The local risk units thus work with the corporate area risk units in order to adapt to the risk strategy at Group level and share all the information necessary for monitoring the development of their risks.

The risk function has a decision-making process to perform its functions, underpinned by a structure of committees, where the Global Risk Management Committee (GRMC) acts as the highest committee within Risk. It proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the material risks faced by the Group in its businesses. The members of this Committee are the Group’s CRO and the heads of the risk units of the corporate area and of the most representative geographical and/or business areas.

The GRMC carries out its functions assisted by various support committees which include:

●	Global Technical Operations Committee: It is responsible for decision-making related to wholesale credit risk admission in certain customer segments.

●

Monitoring, Assessment & Reporting Committee: It guarantees and ensures the appropriate development of aspects related to risk identification, assessment, monitoring and reporting, with an integrated and cross-cutting vision.

●

Asset Allocation Committee: The executive body responsible for analysis and decision-making on all credit risk matters related to the processes intended for obtaining a balance between risk and return in accordance with the Group’s risk appetite.

●

Technology & Analytics Committee: It ensures an appropriate decision-making process regarding the development, implementation and use of the tools and models required to achieve an appropriate management of those risks to which the BBVA Group is exposed.

●

Corporate Technological Risks and Operational Control Committee: It approves the Technological Risks and Operational Control Management Frameworks in accordance with the General Risk Management Model’s architecture and monitors metrics, risk profiles and operational loss events.

●	Global Markets Risk Unit Global Committee: It is responsible for formalizing, supervising and communicating the monitoring of trading desk risk in all the Global Markets business units.

●	Corporate Operational and Outsourcing Risk Admission Committee: It identifies and assesses the operational risks of new businesses, new products and services, and outsourcing initiatives.

●

Retail Risk Committee: It ensures the alignment of the practices and processes of the retail credit risk cycle with the approved risk tolerance and with the business growth and development objectives established in the corporate strategy of the Group

Each geographical and/or business area has its own risk management committee (or committees), with objectives and contents similar to those of the corporate area, which perform their duties consistently and in line with corporate risk policies and rules.

Under this organizational scheme, the risk management function ensures the risk strategy, the regulatory framework, and standardized risk infrastructures and controls are integrated and applied across the entire Group. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and transmits the corporate risk culture to the Group’s different levels.

Internal Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit whose main function is to ensure there is an adequate internal regulatory framework in place, together with a process and measures defined for each type of risk identified in the Group, (and for other types of risk that could potentially affect the Group, to oversee their application and operation, and to ensure that the risk strategy is integrated into the Group’s management. The Internal Risk Control unit is independent from the units that develop risk models, manage running processes and controls. Its scope is global both geographically and in terms of type of risk.

The Director of Group Internal Control Risk is responsible for the function, and reports its activities and work plans to the CRO and the Risk Committee of the Board, besides attending to it on issues deemed necessary.

For this purpose, the Risk area also has a Technical area independent from the units that develop risk models, manage running processes and controls, which gives the Risk Committee of the Board the necessary technical support to better perform their functions.

The unit has a structure of teams at both corporate level and in the most relevant geographical areas in which the Group operates. As in the case of the corporate area, local units are independent of the business areas that execute the processes, and of the units that execute the controls. They report functionally to the Internal Risk Control unit. This unit’s lines of action are established at Group level, and it is responsible for adapting and executing them locally, as well as for reporting the most relevant aspects.

Additionally, the Group has an Internal Validation unit, also independent rom the units that develop risk models and of those who use them to manage. Its functions include, among others, review and independent validation, internally, of the models used for the control and management of the Group’s risks.

7.1.2	Risk appetite

The Group’s risk appetite, approved by the Board, determines the risks (and their level) that the Group is willing to assume to achieve its business targets. These are expressed in terms of capital, financial structure, profitability, recurrent earnings, cost of risk or other metrics. The definition of the risk appetite has the following goals:

●	To express the Group’s strategy and the maximum levels of risk it is willing to assume, at both Group and geographical and/or business area level.

●

To establish a set of guidelines for action and a management framework for the medium and long term that prevent actions from being taken (at both Group and geographical and/or business area level) which could compromise the future viability of the Group.

●	To establish a framework for relations with the geographical and/or business areas that, while preserving their decision-making autonomy, ensures they act consistently, avoiding uneven behavior.

●	To establish a common language throughout the organization and develop a compliance-oriented risk culture.

●	Alignment with the new regulatory requirements, facilitating communication with regulators, investors and other stakeholders, thanks to an integrated and stable risk management framework.

Risk appetite is expressed through the following elements:

●	Risk appetite statement: sets out the general principles of the Group’s risk strategy and the target risk profile.

BBVA’s risk policy aims to maintain the risk profile set out in the Group’s risk appetite statement, which is reflected in a series of metrics (fundamental metrics and limits).

●	Fundamental metrics: they reflect, in quantitative terms, the principles and the target risk profile set out in the risk appetite statement.

●	Limits: they establish the risk appetite at geographical and/or business area, legal entity and risk type level, or any other level deemed appropriate, enabling its integration into management.

The corporate risk area works with the various geographical and/or business areas to define their risk appetite, which will be coordinated with and integrated into the Group’s risk appetite to ensure that its profile fits as defined.

The BBVA Group assumes a certain degree of risk to be able to provide financial services and products to its customers and obtain attractive returns for its shareholders. The organization must understand, manage and control the risks it assumes.

The aim of the organization is not to eliminate all risks faced, but to assume a prudent level of risks that allows it to generate returns while maintaining acceptable capital and fund levels and generating recurrent earnings.

The risk appetite defined by the Group expresses the levels and types of risk that the Bank is willing to assume to be able to implement its strategic plan with no relevant deviations, even in situations of stress. The risk appetite is integrated in the management and determines the basic lines of activity of the Group, because it sets the framework within the budget is developed.

Fundamental metrics

Those metrics that characterize the Group’s objective behavior (as defined in the statement), enabling the expression of the risk culture at all levels in a structured and understandable manner. They summarize the Group’s goals, and are therefore useful for communication to the stakeholders.

The fundamental metrics are strategic in nature. They are disseminated throughout the Group, understandable and easy to calculate, and objectifiable at business and/or geographical area level, so they can be subject to future projections.

Limits

Limits are metrics that determine the Group’s strategic positioning for the different types of risk: credit, ALM (Asset Liability Management), liquidity, markets, operational. They differ from the fundamental metrics in the following respects:

●	They are levers, not the result. They are a management tool related to a strategic positioning that must be geared toward ensuring compliance with the fundamental metrics, even in an adverse scenario.

●	Risk metrics: a higher level of specialization, they do not necessarily have to be disseminated across the Group.

●	Independent of the cycle: they can include metrics with little correlation with the economic cycle, thus allowing comparability that is isolated from the specific macroeconomic situation.

Thus, they are levers for remaining within the thresholds defined in the fundamental metrics and are used for day-to-day risk management. They include tolerance limits, sub-limits and alerts established at the level of business and/or geographical areas, portfolios and products. During 2016, the Risk Appetite metrics evolved in line with the set profile.

7.1.3      Decisions and processes

The transfer of risk appetite to ordinary management is supported by three basic aspects:

●	A standardized set of regulations

●	Risk planning

●	Integrated management of risks over their life cycle

Standardized regulatory framework

The corporate GRM area is responsible for proposing the definition and development of the corporate policies, specific rules, procedures and schemes of delegation based on which risk decisions should be taken within the Group.

This process aims for the following objectives:

●	Hierarchy and structure: well-structured information through a clear and simple hierarchy creating relations between documents that depend on each other.

●	Simplicity: an appropriate and sufficient number of documents.

●	Standardization: a standardized name and content of document.

●	Accessibility: ability to search for, and easy access to, documentation through the corporate risk management library.

The approval of corporate policies for all types of risks corresponds to the corporate bodies of the Bank, while the corporate risk area endorses the remaining regulations.

Risk units of geographical and / or business areas continue to adapt to local requirements the regulatory framework for the purpose of having a decision process that is appropriate at local level and aligned with the Group policies. If such adaptation is necessary, the local risk area must inform the corporate GRM area, which must ensure the consistency of the set of regulations at the level of the entire Group, and thus must give its approval prior to any modifications proposed by the local risk areas.

Risk planning

Risk planning ensures that the risk appetite is integrated into management, through a cascade process for establishing limits, in which the function of the corporate area risk units and the geographical and/or business areas is to guarantee the alignment of this process against the Group’s risk appetite.

It has tools in place that allow the risk appetite defined at aggregate level to be assigned and monitored by business areas, legal entities, types of risk, concentrations and any other level considered necessary.

The risk planning process is present within the rest of the Group’s planning framework so as to ensure consistency among all of them.

Daily risk management

All risks must be managed integrally during their life cycle, and be treated differently depending on the type.

The risk management cycle is composed of 5 elements:

●	Planning: with the aim of ensuring that the Group’s activities are consistent with the target risk profile and guaranteeing solvency in the development of the strategy.

●	Assessment: a process focused on identifying all the risks inherent to the activities carried out by the Group.

●	Formalization: includes the risk origination, approval and formalization stages.

●	Monitoring and reporting: continuous and structured monitoring of risks and preparation of reports for internal and/or external (market, investors, etc.) consumption.

●	Active portfolio management: focused on identifying business opportunities in existing portfolios and new markets, businesses and products.

7.1.4      Assessment, monitoring and reporting

Assessment, monitoring and reporting is a cross-cutting element that should ensure that the Model has a dynamic and proactive vision to enable compliance with the risk appetite approved by the corporate bodies, even in adverse scenarios. The materialization of this process covers all the categories of material risks and has the following objectives:

●	Assess compliance with the risk appetite at the present time, through monitoring of the fundamental management metrics and limits.

●

Assess compliance with the risk appetite in the future, through the projection of the risk appetite variables, in both a baseline scenario determined by the budget and a risk scenario determined by the stress tests.

●	Identify and assess the risk factors and scenarios that could compromise compliance with the risk appetite, through the development of a risk repository and an analysis of the impact of those risks.

●	Act to mitigate the impact in the Group of the identified risk factors and scenarios, ensuring this impact remains within the target risk profile.

●	Supervise the key variables that are not a direct part of the risk appetite, but that condition its compliance. These can be either external or internal.

The following phases need to be developed for undertaking this process:

●	Identification of risk factors, aimed at generating a map with the most relevant risk factors that can compromise the Group’s performance in relation to the thresholds defined in the risk appetite.

●

Impact evaluation. This involves evaluating the impact that the materialization of one (or more) of the risk factors identified in the previous phase could have on the risk appetite metrics, through the occurrence of a given scenario.

●

Response to undesired situations and realignment measures. Exceeding the parameters will trigger an analysis of the realignment measures to enable dynamic management of the situation, even before it occurs.

●	Monitoring. The aim is to avoid losses before they occur by monitoring the Group’s current risk profile and the identified risk factors.

●

Reporting. This aims to provide information on the assumed risk profile by offering accurate, complete and reliable data to the corporate bodies and to senior management, with the frequency and completeness appropriate to the nature, significance and complexity of the risks.

7.1.5      Infrastructure

The infrastructure is an element that must ensure that the Group has the human and technological resources needed for effective management and supervision of risks in order to carry out the functions set out in the Group’s risk Model and the achievement of their objectives.

With respect to human resources, the Group’s risk function will have an adequate workforce, in terms of number, skills and experience.

With regards to technology, the Group ensures the integrity of management information systems and the provision of the infrastructure needed for supporting risk management, including tools appropriate to the needs arising from the different types of risks for their admission, management, assessment and monitoring.

The principles that govern the Group risk technology are:

●	Standardization: the criteria are consistent across the Group, thus ensuring that risk handling is standardized at geographical and/or business area level.

●	Integration in management: the tools incorporate the corporate risk policies and are applied in the Group’s day-to-day management.

●	Automation of the main processes making up the risk management cycle.

●	Appropriateness: provision of adequate information at the right time.

Through the “Risk Analytics” function, the Group has a corporate framework in place for developing the measurement techniques and models. It covers all the types of risks and the different purposes and uses a standard language for all the activities and geographical/business areas and decentralized execution to make the most of the Group’s global reach. The aim is to continually evolve the existing risk models and generate others that cover the new areas of the businesses that develop them, so as to reinforce the anticipation and proactiveness that characterize the Group’s risk function.

Also the risk units of geographical and / or business areas shall ensure that they have sufficient means from the point of view of resources, structures and tools to develop a risk management in line with the corporate model.

7.1.6      Risk culture

BBVA considers risk culture to be an essential element for consolidating and integrating the other components of the Model. The culture transfers the implications that are involved in the Group’s activities and businesses to all the levels of the organization. The risk culture is organized through a number of levers, including the following:

●

Communication: promotes the dissemination of the Model, and in particular the principles that must govern risk management in the Group, in a consistent and integrated manner across the organization, through the most appropriate channels. GRM has a number of communication channels to facilitate the transmission of information and knowledge among the various teams in the function and the Group, adapting the frequency, formats and recipients based on the proposed goal, in order to strengthen the basic principles of the risk function. The risk culture and the management model thus emanate from the Group’s corporate bodies and senior management and are transmitted throughout the organization.

●

Training: its main aim is to disseminate and establish the model of risk management across the organization, ensuring standards in the skills and knowledge of the different persons involved in the risk management processes.

Well defined and implemented training ensures continuous improvement of the skills and knowledge of the Group’s professionals, and in particular of the GRM area, and is based on four aspects that aim to develop each of the needs of the GRM group by increasing its knowledge and skills in different fields such as: finance and risks, tools and technology, management and skills, and languages.

●

Motivation: the aim in this area is for the incentives of the risk function teams to support the strategy for managing those teams and the function’s values and culture at all levels. Includes compensation and all those elements related to motivation – working environment, etc. which contribute to the achievement Model objectives.

7.2        Risk factors

As mentioned earlier, BBVA has processes in place for identifying risks and analyzing scenarios that enable the Group to manage risks in a dynamic and proactive way.

The risk identification processes are forward looking to ensure the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are captured and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.

As part of this process, a forward projection of the risk appetite variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

To this extent, there are a number of emerging risks that could affect the Group’s business trends. These risks are described in the following main blocks:

●	Macroeconomic and geopolitical risks

According to the latest information available, global growth remains stable at slightly above 3% year-on-year.

The uncertainty of the global economic outlook has increased recently with the victory of the yes vote in the referendum for the United Kingdom to leave the European Union. In the most likely scenario, the impact of Brexit on the global economy would be temporary and of uncertain but limited strength: greatest in the United Kingdom, somewhat less so in the Eurozone and more limited in the rest of the world.

In general, the growth of the developing economies has not been sufficient to offset the slowdown in emerging markets. The performance of the Chinese economy, with vulnerabilities derived from the high level of debt, will continue to determine global growth prospects, in particular for emerging economies.

The remaining events that make up the uncertainties for 2016 and 2017, which could affect the valuation of the Group’s holdings in certain countries:

–	Geopolitical tensions in some geographies. In particular, the political and economic situation created following recent developments in Turkey since last July 15.

–

The risk of a US adjustment scenario. Said adjustment could occur resulting from the decision of the Federal Reserve to postpone interest rate rise again and a forecast of lower growth than previously expected.

These uncertainties have led to a significant increase in the volatility of the financial markets, asset price falls and major currency depreciation in emerging countries.

●	Regulatory, legal, tax and reputational risks

–

Financial institutions are exposed to a complex and ever-changing regulatory and legal environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt best practices and more efficient and rigorous criteria in its implementation.

–

The financial sector is under ever closer scrutiny by regulators, governments and society itself. Negative news or inappropriate behavior can significantly damage the Group’s reputation and affect its ability to develop a sustainable business. The attitudes and behaviors of the group and its members are governed by the principles of integrity, honesty, long-term vision and best practices through, inter alia, internal control Model, the Code of Conduct, tax strategy and Responsible Business Strategy of the Group.

–

The financial sector is exposed to increasing litigation, so the financial institutions face a large number of proceedings which economic consequences are difficult to determine. The Group manages and monitors these proceedings to defend its interests, where necessary allocating the corresponding provisions to cover them, following the expert criteria of internal lawyers and external attorneys responsible for the legal handling of the procedures, in accordance with applicable legislation.

Regarding the consequences of the invalidity of the clauses of limitation of interest rates in mortgage loans with consumers (the so-called “cláusulas suelo”) the legal situation is as follows:

–

The Spanish Supreme Court, in a judgment dated 9 May 2013, rendered on a collective claim against BBVA among others, and that is definitive, resolved unanimously that those clauses should be deemed as invalid if they did not comply with certain requirements of material transparency set forth in the referred judgment. In addition, that judgment determined that there were no grounds for the refund of the amounts collected pursuant to those clauses before 9 May 2013.

–

The Supreme Court has also confirmed its criteria in judgments rendered on individual claims of consumers, in which it has reiterated that there are no grounds to refund the amounts collected pursuant to those clauses before 9 May 2013.

In an individual claim, the Provincial Court of Alicante has raised a preliminary ruling to the Court of Justice of the European Union (“CJEU”), for the CJEU to determine if the time limitation for the refund of the amounts set forth by the Supreme Court complies with Directive 93/13/EEC. On 13 July 2016, the opinion of the Advocate-General of the CJEU has been published and in its conclusions it states that the European directive does not oppose to a Member State’s Supreme Court limiting, due to exceptional circumstances, the restorative effects of the invalidity to the date on which its first judgment in this regard is issued.

At this moment, BBVA is not sued in any collective claim in which the refund of the amounts collected before 9 May 2013 is requested. The number of individual claims of consumers in which this refund is requested is quite insignificant.

This notwithstanding, in order to increase transparency and considering the interest that this issue has raised among analysts and investors, it is communicated that the best estimate of the maximum amount subject to potential claim, in case of an adverse judgment of the CJEU, would be approximately 1,200 million euro, although past experience in similar events shows that the impact would probably be lower.

●	Business and operational risks

–

New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation…) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels...). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.

–

Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. One example was the early adoption of advanced models for management of these risks (AMA - Advanced Measurement Approach).

7.3        Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

It is the most important risk for the Group and includes counterparty risk, issuer risk, settlement risk and country risk management.

The principles underpinning credit risk management in BBVA are as follows:

●	Availability of basic information for the study and proposal of risk, and supporting documentation for approval, which sets out the conditions required by the internal relevant body.

●	Sufficient generation of funds and asset solvency of the customer to assume principal and interest repayments of loans owed.

●	Establishment of adequate and sufficient guarantees that allow effective recovery of the operation, this being considered a secondary and exceptional method of recovery when the first has failed.

Credit risk management in the Group has an integrated structure for all its functions, allowing decisions to be taken objectively and independently throughout the life cycle of the risk.

●	At Group level: frameworks for action and standard rules of conduct are defined for handling risk, specifically, the circuits, procedures, structure and supervision.

●

At the business area level: they are responsible for adapting the Group’s criteria to the local realities of each geographical area and for direct management of risk according to the decision-making circuit:

–

Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area with regard to risks. The changes in weighting and variables of these tools must be validated by the corporate GRM area.

–

Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group’s corporate policies.

7.3.1      Credit risk exposure

In accordance with IFRS 7, “Financial Instruments: Disclosures” the BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheets as of June 30, 2016 and December 31, 2015 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

		Millions of Euros
Maximum Credit Risk Exposure	Notes	June 2016	December 2015
Financial assets held for trading	10	37,953	37,424
Debt securities		34,051	32,825
Government		30,500	29,454
Credit institutions		1,926	1,765
Other sectors		1,625	1,606
Equity instruments		3,804	4,534
Customer lending		98	65
Other financial assets designated at fair value through profit or loss	11	2,148	2,311
Loans and advances to credit institutions		-	62
Debt securities		161	173
Government		113	132
Credit institutions		34	29
Other sectors		14	11
Equity instruments		1,988	2,075
Available-for-sale financial assets	12	91,026	113,710
Debt securities		86,343	108,448
Government		61,708	81,579
Credit institutions		5,424	8,069
Other sectors		19,212	18,800
Equity instruments		4,683	5,262
Loans and receivables		488,001	490,580
Loans and advances to central banks	13.1	14,313	17,830
Loans and advances to credit institutions	13.1	29,334	29,368
Loans and advances to customers	13.2	433,268	432,856
Government		38,254	38,611
Agriculture		4,163	4,315
Industry		56,838	56,913
Real estate and construction		36,932	38,964
Trade and finance		44,859	43,576
Loans to individuals		195,333	194,288
Other		56,889	56,188
Debt securities	13.3	11,086	10,526
Government		4,152	3,275
Credit institutions		122	125
Other sectors		6,812	7,126
Held-to-maturity investments	14	19,307	-
Government		17,585	-
Credit institutions		1,501	-
Other sectors		221	-
Derivatives (trading and hedging)		59,261	49,350
Total Financial Assets Risk		697,696	693,375
Financial guarantees given		50,127	49,876
Loan commitments given, drawable by third parties		108,759	123,620
Government		2,400	2,570
Credit institutions		852	921
Other sectors		105,507	120,129
Other Commitments given		16,685	12,113
Total Loan commitments and financial guarantees	33	175,571	185,609
Total Maximum Credit Exposure		873,267	878,984

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

●

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including impairment losses), with the sole exception of trading and hedging derivatives.

●	The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

●	Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or “add-on”).

–

The first factor, fair value, reflects the difference between original commitments and fair values on the reporting date (mark-to-market). As indicated in Note 2.2.1, derivatives are accounted for as of each reporting date at fair value in accordance with IAS 39.

–

The second factor, potential risk (‘add-on’), is an estimate of the maximum increase to be expected on risk exposure over a derivative fair value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

The consideration of the potential risk (“add-on”) relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the BBVA Group has to consider not only the credit exposure of the derivatives on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivatives, whose valuation changes substantially throughout their terms, depending on the fluctuation of market prices.

The breakdown by counterparty and product of loans and advances, net of impairment losses, classified in the different headings of the assets, as of June 30, 2016 and December 31, 2015 is shown below:

	Millions of euros
June 2016	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	908	-	412	9,035	3,148	13,503
Credit card debt	-	1	-	1	1,895	14,671	16,569
Trade receivables		2,942	-	850	19,794	1,546	25,132
Finance leases	-	278	-	34	7,750	463	8,526
Reverse repurchase loans	956	664	10,262	4,983	-	-	16,864
Other term loans	13,153	31,217	10,044	6,536	133,794	168,678	363,422
Advances that are not loans	205	2,165	8,985	2,394	1,356	453	15,557
Loans and advances	14,313	38,176	29,290	15,210	173,624	188,960	459,573
of which: mortgage loans [Loans collateralized by immovable property]		4,659	253	633	43,456	133,134	182,135
of which: other collateralized loans		3,777	11,746	6,476	23,892	6,116	52,007
of which: credit for consumption						44,679	44,679
of which: lending for house purchase						126,966	126,966
of which: project finance loans					20,876		20,876

	Millions of euros
December 2015	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	783	-	38	8,356	2,050	11,228
Credit card debt	-	1	-	2	1,892	15,057	16,952
Trade receivables		3,055	-	800	19,605	411	23,871
Finance leases	-	301	-	420	7,534	1,103	9,357
Reverse repurchase loans	149	326	11,676	4,717	9	-	16,877
Other term loans	10,017	31,971	8,990	5,968	134,952	168,729	360,626
Advances that are not loans	7,664	2,108	8,713	2,261	919	863	22,528
Loans and advances	17,830	38,544	29,379	14,206	173,267	188,213	461,438
of which: mortgage loans [Loans collateralized by immovable property]		4,483	264	656	43,961	135,102	184,466
of which: other collateralized loans		3,868	12,434	6,085	22,928	6,131	51,446
of which: credit for consumption						40,906	40,906
of which: lending for house purchase						126,591	126,591
of which: project finance loans					21,141		21,141

7.3.2      Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

●	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

●

The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally,

●	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Corporate Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

●	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

●

Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

●

Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

●	Loans and receivables:

–	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

–

Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the own customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

–	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

Collateralized loans granted by the Group as of June 30, 2016 and December 31, 2015 excluding balances deemed impaired, is broken down in Note 13.2.

●	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

7.3.3      Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information, which can basically be grouped together into scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to originate a loan, what amount should be originated and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

●

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score.

●

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

●

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-grant new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, public authorities, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the probability of default of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of June 30, 2016:

External rating	Internal rating	Probability of default (basic points)
Standard&Poor’s List	Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	AAA	1	-	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of BBVA, S.A., Bancomer, Compass and subsidiaries in Spain as of June 30, 2016 and December 31, 2015:

	June 2016		December 2015
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	28,643	9.38%	27,913	9.17%
A+/A/A-	66,597	21.82%	62,798	20.64%
BBB+	43,867	14.37%	43,432	14.27%
BBB	29,422	9.64%	28,612	9.40%
BBB-	38,942	12.76%	40,821	13.41%
BB+	30,169	9.89%	28,355	9.32%
BB	19,134	6.27%	23,008	7.56%
BB-	11,623	3.81%	12,548	4.12%
B+	8,669	2.84%	8,597	2.83%
B	5,467	1.79%	5,731	1.88%
B-	4,071	1.33%	3,998	1.31%
CCC/CC	18,596	6.09%	18,488	6.08%
Total	305,198	100.00%	304,300	100.00%

7.3.4      Past due but not impaired and impaired secured loans risks

The table below provides details by counterpart and by product of past due risks but not considered to be impaired, as of June 30, 2016 and December 31, 2015, listed by their first past-due date; as well as the breakdown of the debt securities and loans and advances individually and collectively estimated, and the specific allowances for individually estimated and for collectively estimated (see Note 2.2.1):

				Millions of Euros
June 2016	Past due but not impaired			Impaired assets (*)	Carrying amount of the impaired assets	Specific allowances for financial assets, individually estimated	Specific allowances for financial assets, collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days ≤ 90 days

Debt securities	-	-	-	256	93	(141)	(22)	(49)	(9)
Loans and advances	3,354	1,034	803	24,236	12,504	(4,206)	(7,526)	(5,707)	(27,880)
Central banks	-	-	-	-	-	-	-	-	-
General governments	19	3	9	218	170	(29)	(18)	(31)	(17)
Credit institutions	-	-	231	24	9	(10)	(6)	(28)	(5)
Other financial corporations	4	2	72	48	16	(10)	(21)	(64)	(6)
Non-financial corporations	1,100	633	158	15,069	7,003	(3,462)	(4,604)	(2,782)	(16,438)
Households	2,229	396	333	8,877	5,305	(694)	(2,877)	(2,802)	(11,414)
TOTAL	3,354	1,034	803	24,492	12,596	(4,347)	(7,548)	(5,755)	(27,889)
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	161	21	20	549	200	(105)	(244)
Credit card debt	408	77	121	683	170	(223)	(290)
Trade receivables	102	25	18	525	62	(102)	(362)
Finance leases	250	96	41	507	264	(35)	(208)
Reverse repurchase loans		1	215	1	1	-	(1)
Other term loans	2,433	788	317	21,935	11,803	(3,730)	(6,402)
Advances that are not loans		26	72	35	5	(11)	(19)
of which: mortgage loans (Loans collateralized by immovable property)	1,096	260	400	15,516	9,272	(1,815)	(4,429)
of which: other collateralized loans	609	508	30	1,572	1,237	(165)	(170)
of which: credit for consumption	1,234	181	216	1,695	498	(156)	(1,041)
of which: lending for house purchase	771	144	82	5,793	4,059	(270)	(1,464)
of which: project finance loans	24	-		309	89	(49)	(170)

(*)	In the appendix XI there is a breakdown of loans and advances in the heading of Loans and receivables impaired by geographical areas

				Millions of Euros
December 2015	Past due but not impaired			Impaired assets (*)	Carrying amount of the impaired assets	Specific allowances for financial assets, individually estimated	Specific allowances for financial assets, collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days ≤ 90 days

Debt securities	-	-	-	81	46	(21)	(14)	(113)	-
Loans and advances	3,445	825	404	25,358	12,527	(3,830)	(9,001)	(5,911)	(26,143)
Central banks	-	-	-	-	-	-	-	-	-
General governments	154	278	2	194	157	(14)	(23)	(30)	(19)
Credit institutions	-	-	-	25	9	(11)	(6)	(34)	(5)
Other financial corporations	7	1	14	67	29	(11)	(27)	(124)	(5)
Non-financial corporations	838	148	48	16,254	7,029	(3,153)	(6,071)	(3,096)	(15,372)
Households	2,446	399	340	8,817	5,303	(641)	(2,873)	(2,626)	(10,743)
TOTAL	3,445	825	404	25,439	12,573	(3,851)	(9,015)	(6,024)	(26,143)
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	134	13	7	634	204	(106)	(324)
Credit card debt	389	74	126	689	161	(24)	(503)
Trade receivables	98	26	22	628	179	(119)	(330)
Finance leases	136	29	21	529	222	(31)	(276)
Reverse repurchase loans	1	-	-	1	1	-	(1)
Other term loans	2,685	682	227	22,764	11,747	(3,540)	(7,477)
Advances that are not loans	2	-	-	113	13	(10)	(89)
of which: mortgage loans (Loans collateralized by immovable property)	1,342	266	106	16,526	9,767	(1,705)	(5,172)
of which: other collateralized loans	589	102	27	1,129	809	(182)	(157)
of which: credit for consumption	957	164	220	1,543	404	(129)	(1,010)
of which: lending for house purchase	616	174	110	5,918	4,303	(293)	(1,322)
of which: project finance loans	3	-	1	276	66	(32)	(178)

(*)	In the appendix XI there is a breakdown of the impaired loans and advances by geographical areas.

The breakdown of loans and advances of loans and receivables, impaired and accumulated impairment by sectors as of June 30, 2016 and December 31, 2015 is as follows:

	Millions of Euros
June 2016	Non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	218	(78)	0.6%
Credit institutions	24	(43)	0.1%
Other financial corporations	48	(96)	0.3%
Non-financial corporations	15,069	(10,848)	8.2%
Agriculture, forestry and fishing	204	(164)	4.9%
Mining and quarrying	226	(137)	6.2%
Manufacturing	1,804	(1,537)	5.3%
Electricity, gas, steam and air conditioning supply	789	(333)	4.4%
Water supply	41	(22)	4.8%
Construction	5,598	(3,321)	27.5%
Wholesale and retail trade	1,761	(1,249)	6.0%
Transport and storage	686	(598)	6.9%
Accommodation and food service activities	500	(247)	6.5%
Information and communication	110	(83)	1.9%
Real estate activities	1,550	(1,226)	9.3%
Professional, scientific and technical activities	407	(365)	5.4%
Administrative and support service activities	211	(137)	6.7%
Public administration and defense, compulsory social security	16	(12)	2.5%
Education	25	(19)	2.4%
Human health services and social work activities	82	(80)	1.7%
Arts, entertainment and recreation	87	(46)	5.9%
Other services	972	(1,273)	6.4%
Households	8,877	(6,373)	4.5%
LOANS AND ADVANCES	24,236	(17,439)	5.2%

	Millions of Euros
December 2015	Non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	194	(67)	0.5%
Credit institutions	25	(51)	0.1%
Other financial corporations	67	(162)	0.5%
Non-financial corporations	16,254	(12,321)	8.8%
Agriculture, forestry and fishing	231	(180)	5.4%
Mining and quarrying	192	(114)	4.7%
Manufacturing	1,947	(1,729)	5.8%
Electricity, gas, steam and air conditioning supply	250	(395)	1.4%
Water supply	44	(23)	5.2%
Construction	6,585	(4,469)	30.1%
Wholesale and retail trade	1,829	(1,386)	6.3%
Transport and storage	616	(607)	6.4%
Accommodation and food service activities	567	(347)	7.0%
Information and communication	110	(100)	2.3%
Real estate activities	1,547	(1,194)	9.1%
Professional, scientific and technical activities	944	(454)	12.8%
Administrative and support service activities	224	(148)	6.9%
Public administration and defense, compulsory social security	18	(25)	2.8%
Education	26	(19)	2.6%
Human health services and social work activities	82	(91)	1.8%
Arts, entertainment and recreation	100	(63)	6.6%
Other services	942	(977)	6.1%
Households	8,817	(6,140)	4.5%
LOANS AND ADVANCES	25,358	(18,742)	5.5%

The changes in the first semester of 2016 and the first semester of 2015 of impaired financial assets and guarantees are as follow:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	June 2016	June 2015
Balance at the beginning	26,103	23,234
Additions (*)	5,520	8,475
Decreases (**)	(3,708)	(3,426)
Net additions	1,812	5,049
Amounts written-off	(2,966)	(2,257)
Exchange differences and other	164	(20)
Balance at the end	25,114	26,006

(*)	Includes the balance amounts attributable to Catalunya Banc upon its consolidation in April 2015 of €3,969 million and Garanti Group in July 2015 of €1,845 million.

(**)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries. See Notes 20 and 21 to the consolidated financial statement for additional information

The changes in the semester of 2016 and the first semester of 2015 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”), is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	June 2016	June 2015
Balance at the beginning	26,143	23,583
Acquisition of subsidiaries in the year	-
Increase:	3,184	2,821
Decrease:	(990)	(3,370)
Re-financing or restructuring	(20)	(8)
Cash recovery (Note 47)	(263)	(213)
Foreclosed assets	(112)	(68)
Sales of written-off	(7)	(40)
Debt forgiveness	(433)	(2,679)
Time-barred debt and other causes	(155)	(362)
Net exchange differences	(450)	1,306
Balance at the end	27,889	24,340

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is time-barred financial asset, the financial asset is condoned, or other reasons

7.3.5     Impairment losses

Below are the changes in the six months ended June 30, 2016 and 2015, in the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses in loans and advances and debt securities, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

	Millions of Euros
June 2016	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss	Value adjustments recorded directly to the statement of profit or loss
Specific allowances for financial assets, individually estimated	(3,851)	(610)	124	83	112	(205)	(4,347)	1	(27)
Debt securities	(21)	(126)	1	5	-	-	(141)	-	(5)
Central banks	-	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-	-
Credit institutions	(20)	-	-	5	-	1	(15)	-	(5)
Other financial corporations	(2)	(27)	-	-	-	-	(29)	-	-
Non-financial corporations	-	(99)	1	-	-	-	(98)	-	-
Loans and advances	(3,830)	(484)	123	79	112	(205)	(4,206)	1	(22)
Central banks	-	-	-	-	-	-	-	-	-
General governments	(14)	(2)	1	-	(6)	(7)	(29)	-	-
Credit institutions	(11)	-	-	-	1	-	(10)	-	-
Other financial corporations	(11)	(3)	-	-	22	(19)	(10)	-	-
Non-financial corporations	(3,153)	(371)	113	69	(12)	(109)	(3,462)	-	(22)
Households	(641)	(108)	8	9	107	(71)	(694)	1	-
Specific allowances for financial assets, collectively estimated	(9,015)	(2,714)	749	2,901	125	404	(7,548)	261	(1,037)
Debt securities	(14)	(3)	3	-	(9)	2	(22)	-	-
Central banks	-	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	-	-	-	-	-
Other financial corporations	(14)	(3)	3	-	(9)	2	(22)	-	-
Non-financial corporations	-	-	-	-	-	-	-	-	-
Loans and advances	(9,001)	(2,711)	747	2,901	135	402	(7,526)	261	(1,037)
Central banks	-	-	-	-	-	-	-	-	-
General governments	(23)	(1)	1	1	(2)	6	(18)	-	(1)
Credit institutions	(6)	-	2	-	-	(2)	(6)	3	-
Other financial corporations	(27)	(24)	-	23	3	4	(21)	-	-
Non-financial corporations	(6,071)	(1,398)	567	1,657	158	484	(4,604)	159	(804)
Households	(2,873)	(1,288)	177	1,221	(24)	(89)	(2,877)	98	(233)
Collective allowances for incurred but not reported losses on financial assets	(6,024)	(547)	632	52	197	(65)	(5,755)	1	(1)
Debt securities	(113)	(1)	3	-	63	-	(49)	-	-
Loans and advances	(5,911)	(546)	629	52	134	(65)	(5,707)	-	-
Total	(18,890)	(3,870)	1,505	3,036	434	134	(17,651)	263	(1,073)

	Millions of Euros
June 2015	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss	Value adjustments recorded directly to the statement of profit or loss
Specific allowances for financial assets, individually estimated	(2,515)	(608)	155	129	41	(556)	(3,355)	-	59
Debt securities	(21)	(3)	4	-	-	-	(21)	-	-
Central banks	-	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-	-
Credit institutions	(17)	(2)	-	-	1	-	(19)	-	-
Other financial corporations	(4)	(1)	4	-	-	-	(2)	-	-
Non-financial corporations	-	-	-	-	-	-	-	-	-
Loans and advances	(2,494)	(605)	151	129	41	(556)	(3,334)	-	59
Central banks	-	-	-	-	-	-	-	-	-
General governments	4	(2)	13	-	-	(16)	(1)	-	-
Credit institutions	(13)	3	-	-	-	-	(10)	-	-
Other financial corporations	-	-	-	-	-	-	-	-	-
Non-financial corporations	(2,140)	(443)	133	108	32	(79)	(2,389)	-	58
Households	(345)	(163)	5	21	9	(461)	(934)	-	1
Specific allowances for financial assets, collectively estimated	(8,004)	(2,477)	648	2,117	96	(1,602)	(9,223)	207	1,098
Debt securities	(12)	(2)	2	-	-	(2)	(13)	-	-
Central banks	-	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	-	-	-	-	-
Other financial corporations	(12)	(2)	2	-	-	(2)	(13)	-	-
Non-financial corporations	-	-	-	-	-	-	-	-	-
Loans and advances	(7,992)	(2,476)	645	2,117	96	(1,599)	(9,210)	207	1,098
Central banks	-	-	-	-	-	-	-	-	-
General governments	(28)	(8)	1	1	(2)	1	(35)	-	1
Credit institutions	(5)	(9)	1	-	7	(1)	(7)	-	-
Other financial corporations	(21)	(47)	-	-	6	2	(58)	-	2
Non-financial corporations	(5,479)	(1,215)	592	1,071	(231)	(1,124)	(6,386)	92	816
Households	(2,460)	(1,196)	51	1,043	315	(478)	(2,725)	115	281
Collective allowances for incurred but not reported losses on financial assets	(3,829)	(338)	273	37	(102)	(1,278)	(5,236)	4	-
Debt securities	(42)	(4)	-	-	-	-	(44)	-	-
Loans and advances	(3,787)	(335)	273	37	(102)	(1,278)	(5,192)	-	-
Total	(14,348)	(3,424)	1,075	2,282	35	(3,435)	(17,814)	213	1,157

7.3.6        Refinancing and restructuring transactions

Group policies and principles with respect to refinancing and restructuring operations

Refinancing and restructuring operations (see definition in the Glossary) are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinancing and restructuring operation is to provide the customer with a situation of financial viability over time by adapting repayment of the loan incurred with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing and restructuring policies are based on the following general principles:

●

Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.

●

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.

●	This analysis is carried out from the overall customer or group perspective.

●	Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

●	The capacity to refinance and restructure loan is not delegated to the branches, but decided on by the risk units.

●	The decisions made are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing and restructuring loan is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:

●

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

●	Refinancing and restructuring of operations is only allowed on those loans in which the BBVA Group originally entered into.

●	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

In the case of non-retail customers (mainly companies, enterprises and corporates), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

●

Forecasted future income, margins and cash flows over a sufficiently long period (around five years) to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

●	Where appropriate, the existence of a divestment plan for assets and/or operating segments that can generate cash to assist the deleveraging process.

●	The capacity of shareholders to contribute capital and/or guarantees that can support the viability of the plan.

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring operation does not imply the loan is reclassified from “impaired” or “potential problem” to outstanding risk; such a reclassification must be based on the analysis mentioned earlier of the viability and sufficiency of the new guarantees provided.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

●

“Impaired assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met;

●	“Potential problem assets”, because there is some material doubt as to possible non-compliance with the refinanced loan; or.

●

“Normal-risk assets” (although as mentioned in the table in the following section, they continue to be classified as “normal-risk assets with special monitoring” until the conditions established for their consideration as outstanding risk are met).

The conditions established for “normal-risk assets with special monitoring” to be reclassified out of this special monitoring category are as follows:

●	The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan;

●	At least two years must have elapsed since completion of the renegotiation or restructuring of the loan;

●

The customer must have paid at least 20% of the outstanding principal amount of the loan as well as all the past-due amounts (principal and interest) that were outstanding as of the date of the renegotiation or restructuring of the loan; and

●

It is unlikely that the customer will have financial difficulties and, therefore, it is expected that the customer will be able to meet its loan payment obligations (principal and interest) in a timely manner.

The BBVA Group’s refinancing and restructuring policy provides for the possibility of two modifications in a 24 month period for loans that are not in compliance with the payment schedule.

The internal models used to determine allowances for loan losses consider the restructuring and renegotiation of a loan, as well as re-defaults on such a loan, by assigning a lower internal rating to restructured and renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non- renegotiated loans in the same portfolios).”

For quantitative information on refinancing and restructuring operations see Appendix IX.

7.4       Market risk

7.4.1    Market risk portfolios

Market risk originates as a result of movements in the market variables that impact the valuation of traded financial products and assets. The main risks generated can be classified as follows:

●

Interest-rate risk: This arises as a result of exposure to movements in the different interest-rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest-rate futures, call money swaps, etc.) and traditional interest-rate derivatives (swaps and interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest-rate movements due to the effect that such movements have on the valuation of the financial discount.

●

Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.

●

Exchange-rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.

●

Credit-spread risk: Credit spread is an indicator of an issuer’s credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.

●

Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.

The metrics developed to control and monitor market risk in BBVA Group are aligned with best practices in the market and are implemented consistently across all the local market risk units.

Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group’s Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The standard metric used to measure market risk is Value at Risk (“VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and commodity prices. The market risk analysis considers risks, such as credit spread, basis risk, volatility and correlation risk.

Most of the headings on the Group’s consolidated balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the accounting lines of the consolidated balance sheet as of December 31, 2015 in which there is a market risk in trading activity subject to this measurement:

	Millions of Euros
	Main market risk metrics
June 2016 Headings of the balance sheet under market risk RELATION OF RISK METRICS TO BALANCE SHEET OF GROUP’S CONSOLIDATED POSITION	VaR	Others (*)
Assets subject to market risk
Financial assets held for trading	73,084	2,195
Available for sale financial assets	7,527	35,205
Of which: Equity instruments	-	3,474
Hedging derivatives	437	2,280
Liabilities subject to market risk
Financial liabilities held for trading	50,668	1,873
Hedging derivatives	1,182	1,327

(*)	Includes mainly assets and liabilities managed by COAP.

Although the prior table shows details the financial positions subject to market risk, it should be noted that the data are for information purposes only and do not reflect how the risk is managed in trading activity, where it is not classified into assets and liabilities.

With respect to the risk measurement models used in BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Bancomer trading book, which jointly account for around 75% of the Group’s trading-book market risk. For the rest of the geographical areas (mainly South America, Garanti and BBVA Compass), bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units.

The model used estimates VaR in accordance with the “historical simulation” methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years. The historical simulation method is used in BBVA S.A., BBVA Bancomer, BBVA Chile, Compass Bank and Garanti.

VaR figures are estimated following two methodologies:

●

VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits.

●	VaR with smoothing, which gives a greater weight to more recent market information. This metric supplements the previous one.

In the case of South America (except BBVA Chile), a parametric methodology is used to measure risk in terms of VaR.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain’s regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

●

VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the two risk factors inherent to market operations (interest rates, FX, RV, credit...). Both VaR and stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

●

Specific Risk: Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio. The specific capital risk by IRC is a charge exclusively used in the geographical areas with the internal model approved (BBVA S.A. and Bancomer). The capital charge is determined according to the associated losses (at 99.9% in a 1-year horizon under the hypothesis of constant risk) due to the rating migration and/or default state the issuer of an asset. In addition, the price risk is included in sovereign positions for the items specified.

●

Specific Risk: Securitization and correlation portfolios. Capital charge for securitizations and the correlation portfolio to include the potential losses associated at the level of rating a specific credit structure (rating). Both are calculated by the standard method. The scope of the correlation portfolios refers to the FTD-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity.

Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Market risk in the first semester of 2016

The Group’s market risk remains at low levels compared with the risk aggregates managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business and the Group’s policy of minimal proprietary trading. During the first semester of 2016 the average VaR was €32 million, above 2015 figure mainly due to the incorporation of Garanti figures, with a high on February 12, of €39 m. The evolution in the BBVA Group’s market risk during the second semester of 2015 and the first semester of 2016, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in millions of Euros) is as follows:

By type of market risk assumed by the Group’s trading portfolio, the main risk factor for the Group continues to be that linked to interest rates, with a weight of 60% of the total at the end of the first semester of 2016 (this figure includes the spread risk). The relative weight has increased compared with the close of 2015 (48%). Exchange-rate risk accounts for 14%, decreasing its proportion with respect to December 2015 (21%), while equity, volatility and correlation risk have decreased, with a weight of 26% at the close of the first semester of 2016 (vs. 32% at the close of 2015).

As of June 30, 2016, and the close of 2015 the balance of VaR was €31 million, and €24 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	Interest/Spread Risk	Currency Risk	Stock-market Risk	Vega/Correlation Risk	Diversification Effect(*)	Total
June 2016
VaR average in the period						32
VaR max in the period	33	15	3	10	(21)	39
VaR min in the period	26	7	4	11	(21)	27
End of period VaR	33	8	4	10	(23)	31

December 2015
VaR average in the period						24
VaR max in the period	32	5	3	9	(18)	30
VaR min in the period	20	6	3	9	(17)	21
End of period VaR	21	9	3	11	(20)	24

(*)

The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the model

The internal market risk model is validated on a regular basis by backtesting in both BBVA S.A. and Bancomer.

The aim of backtesting is to validate the quality and precision of the internal market risk model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group’s results and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model of both BBVA, S.A. and Bancomer is adequate and precise.

Two types of backtesting have been carried out during the second semester of 2015 and the first semester of 2016:

●

“Hypothetical” backtesting: the daily VaR is compared with the results obtained, not taking into account the intraday results or the changes in the portfolio positions. This validates the appropriateness of the market risk metrics for the end-of-day position.

●

“Real” backtesting: the daily VaR is compared with the total results, including intraday transactions, but discounting the possible minimum charges or fees involved. This type of backtesting includes the intraday risk in portfolios.

In addition, each of these two types of backtesting was carried out at the level of risk factor or business type, thus making a deeper comparison of the results with respect to risk measurements.

For the period between the second half of 2015 and the first semester of 2016, it was carried out the backtesting of the internal VaR calculation model, comparing the daily results obtained with the estimated risk level estimated by the internal VaR calculation model. At the end of the semester the comparison showed the internal VaR calculation model was working correctly, within the “green” zone (0-4 exceptions), thus validating the internal VaR calculation model, as has occurred each year since the internal market risk model was approved for the Group.

Stress test analysis

A number of stress tests are carried out on BBVA Group’s trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the “Tequilazo” crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.

Historical scenarios

The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:

●	Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.

●	Increased volatility in most of the financial markets (giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).

●	Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on Resampling methodology. This methodology is based on the use of dynamic scenarios are recalculated periodically depending on the main risks held in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from 1-1-2008 until today), a simulation is performed by resampling of historic observations, generating a loss distribution and profits to analyze most extreme of births in the selected historical window. The advantage of this resampling methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a richer information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.

The main features of this approach are: a) the generated simulations respect the correlation structure of the data, b) flexibility in the inclusion of new risk factors and c) to allow the introduction of a lot of variability in the simulations (desirable to consider extreme events).

The impact of the stress test under multivariable simulation of the risk factors of the portfolio (Expected shortfall 95% to 20 days) as of June 30, 2016 is as follows:

				Millions of Euros
	Europe	Bancomer	Peru	Venezuela	Argentina	Colombia	Chile
Expected Shortfall	(107)	(34)	(11)	-	(6)	(2)	(11)

7.4.2     Structural risk

The Assets and Liabilities Committee (ALCO) is the key body for the management of structural risks relating to liquidity/funding, interest rates and currency rates. Every month, with representatives from the areas of Finance, Risks and Business Areas, this committee monitors the above risks and is presented with proposals for managing them for its approval. These management proposals are made proactively by the Finance area, taking into account the risk appetite framework and with the aim of guaranteeing recurrent earnings and preserving the entity’s solvency. All the balance-sheet management units have a local ALCO, assisted constantly by the members of the Corporate Center. There is also a corporate ALCO where the management strategies in the Group’s subsidiaries are monitored and presented.

Structural interest-rate risk

The structural interest-rate risk (“SIRR”) is related to the potential impact that variations in market interest rates have on an entity’s net interest income and equity. In order to properly measure SIRR, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed from two complementary points of view: net interest income (short term) and economic value (long term).

ALCO monitors the interest-rate risk metrics and the Finance area carries out the management proposals for the structural balance sheet. The management objective is to ensure the stability of net interest income and book value in the face of changes in market interest rates, while respecting the internal solvency and limits in the different balance-sheets and for BBVA Group as a whole; and complying with current and future regulatory requirements.

BBVA’s structural interest-rate risk management control and monitoring is based on a set of metrics and tools that enable the entity’s risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as income at risk (“IaR”) and economic capital (“EC”), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is carried out separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to guarantee its effectiveness, the model is subjected to regular internal validation, which includes backtesting. In addition, the banking book’s interest-rate risk exposures are subjected to different stress tests in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for the entity. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of “accounts with no explicit maturity”, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The hypotheses are reviewed and adapted regularly to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of average sensitivities to net interest income and value of the main entities in BBVA Group in the first half of 2016:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to Interest-Rate Analysis - June 2016	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	14.76%	(5.24%)	4.70%	(3.86%)
Mexico	2.17%	(2.04%)	(3.06%)	3.24%
USA	8.79%	(7.99%)	0.14%	(7.61%)
Turkey	(6.83%)	4.64%	(2.74%)	3.68%
South America	2.46%	(2.47%)	(2.87%)	3.11%
BBVA Group	4.31%	(2.51%)	2.47%	(2.68%)

(*)	Percentage of “1 year” net interest income forecast for each unit.
(**)	Percentage of core capital for each unit.

In the first half of 2016 in Europe has remained expansionary monetary policy, which pushed interest rates lower, towards more negative levels in the short term rates. In USA, Fed’s reference interest rate has remained constant in this period, while Mexico has continued the upward cycle started at the end of 2015, as in the major economies of South America.

The BBVA Group in all its Balance Sheet Management Units (“BSMUs”) maintains a positive sensitivity in its net interest income to an increase in interest rates. Turkey, helps to diversify the Group’s net exposure due to the opposite direction of its position on Europe. The higher sensitivities in the net interest income, relatively speaking, are observed in mature markets (Europe and USA), where, however, the negative sensitivity in their net interest income to decrease in interest rates is limited by the plausible downward trend in interest rates. The Group maintains a moderate risk profile, according to its target risk, through effective management of its balance sheet structural risk.

Structural exchange-rate risk

In BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The corporate Assets and Liabilities Management unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, considering transactions according to market expectations and their cost.

The risk monitoring metrics included in the system of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in the Group’s Capital, CET1 (“Common Equity Tier 1”) ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in currency rates and their correlations.

The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange-rate risk control is the analysis of scenarios and stress with the aim of identifying in advance possible threats to future compliance with the risk appetite levels set, so that any necessary preventive management actions can be taken. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.

As for the market, in the first half of 2016 it is noteworthy the weakness of the US dollar and the Mexican peso and, on the contrary, the outperformance of the currencies of Andean area and Turkish lira, favored by the recovery of prices in raw materials, especially oil, and lower uncertainty about the growth in these economies after the delay of expected rate hikes by the Federal Reserve and better perspectives in China.

The Group’s structural exchange-rate risk exposure level has decreased since the end of 2015 mostly due to the increased hedging, focused on Mexican peso and Turkish lira. The risk mitigation level in capital ratio due to the book value of BBVA Group’s holdings in foreign currency stood at around 70% and hedging of foreign-currency earnings in the first half of 2016 stood at 47%. CET1 ratio sensitivity to the appreciation of 1% in the euro exchange rate for each currency is: US Dollar: +1.2 bps; Mexican peso -0.2 bps; Turkish Lira -0.1 bps; other currencies: -0.2 bps.

Structural equity risk

BBVA Group’s exposure to structural equity risk stems basically from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

Structural management of equity portfolios is the responsibility of the Group’s units specializing in this area. Their activity is subject to the corporate risk management policies for equity positions in the equity portfolio. The aim is to ensure that they are handled consistently with BBVA’s business model and appropriately to its risk tolerance level, thus enabling long-term business sustainability.

The Group’s risk management systems also make it possible to anticipate possible negative impacts and take appropriate measures to prevent damage being caused to the entity. The risk control and limitation mechanisms are focused on the exposure, annual operating performance and economic capital estimated for each portfolio. Economic capital is estimated in accordance with a corporate model based on Monte Carlo simulations, taking into account the statistical performance of asset prices and the diversification existing among the different exposures.

Backtesting is carried out on a regular basis on the risk measurement model used.

In the market, the performance of European stock markets in the first half of 2016 has been negative, especially in the last part of the period, affected by the initial shock in the financial markets after the Brexit, due to the policy uncertainty that this process entails and its potential impact on the Eurozone growth expectations. This effect has led to a deterioration of capital gains accumulated in the Group’s equity portfolios as of the end of June, although it is fading away as main equity indices have recovered pre-Brexit levels in July.

Structural equity risk, measured in terms of economic capital, has decreased significantly in the period as a result of the lower value of exposures and dividend payment, along with reduced positioning in some sectors.

Stress tests and analyses of sensitivity to different simulated scenarios are carried out periodically to analyze the risk profile in more depth. They are based on both past crisis situations and forecasts made by BBVA Research. This checks that the risks are limited and that the tolerance levels set by the Group are not at risk.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio stood at around -€39 million as of June 30, 2016. This estimate takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on the same underlyings.

7.4.3     Financial Instruments compensation

Financial assets and liabilities may be netted, i.e. they are presented for a net amount on the consolidated balance sheet only when the Group’s entities satisfy with the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognized amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.

In addition, the Group has presented as gross amounts assets and liabilities on the consolidated balance sheet for which there are master netting arrangements in place, but for which there is no intention of settling net. The most common types of events that trigger the netting of reciprocal obligations are bankruptcy of the entity, surpassing certain level of indebtedness threshold, failure to pay, restructuring and dissolution of the entity.

In the current market context, derivatives are contracted under different framework contracts being the most widespread developed by the International Swaps and Derivatives Association (“ISDA”) and, for the Spanish market, the Framework Agreement on Financial Transactions (“CMOF”). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as “Master Netting Agreement”, greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with professional counterparties, the collateral agreement annexes called Credit Support Annex (“CSA”) are included, thereby minimizing exposure to a potential default of the counterparty.
Moreover, in transactions involving assets purchased or sold under a purchase agreement there is a high volume transacted through clearing houses that articulate mechanisms to reduce counterparty risk, as well as through the signature of various master agreements for bilateral transactions, the most widely used being the Global Master Repurchase Agreement (GMRA), published by International Capital Market Association (“ICMA”), to which the clauses related to the collateral exchange are usually added within the text of the master agreement itself.

A summary of the effect of the compensation (via netting and collateral) for derivatives and securities operations is presented below as of June 30, 2016:

					Millions of Euros
					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
June 2016	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B )	Net Amount Presented in the Condensed Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/Pledged	Net Amount (E=C-D)
Derivative financial assets	10, 15	65,767	15,560	50,207	34,158	7,290	8,759
Reverse repurchase, securities borrowing and similar agreements	35	20,435	3,492	16,943	18,133	106	(1,296)
Total Assets		86,202	19,052	67,151	52,291	7,396	7,464
Derivative financial liabilities	10, 15	66,781	16,893	49,888	34,158	9,351	6,379
Repurchase, securities lending and similar agreements	35	53,013	3,492	49,521	52,204	7	(2,689)
Total Liabillities		119,794	20,385	99,409	86,362	9,358	3,690

7.5        Liquidity risk

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management avoids possible contagion due to a crisis that could affect only one or several BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units (LMUs) have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent BBVA S.A., within the Euro currency scope, specifically BBVA Portugal and Catalunya Banc.

Finance Division, through Balance Sheet Management, manages BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMUs and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Executive Committee.

The Bank’s target behavior in terms of liquidity and funding risk is characterized through the Loan-to-Stable-Customer-Deposits (LtSCD) ratio. The aim is to preserve a stable funding structure in the medium term for each of the LMUs making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. These stable funds in each LMU are calculated by analyzing the behavior of the balance sheets of the different customer segments identified as likely to provide stability to the funding structure, and by prioritizing an established relationship and applying bigger haircuts to the funding lines of less stable customers.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, GRM-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas. The behavior of the indicators reflects that the funding structure remained robust in 2016, in the sense that all the LMUs maintain levels of self-funding with stable customer funds higher than the required levels.

	LtSCD by LMU
	June 2016	December 2015
Group (average)	117%	116%
Eurozone	119%	116%
Bancomer	115%	110%
Compass	111%	112%
Garanti	120%	128%
Other LMUs	110%	111%

The second core element in liquidity and funding risk management is to achieve proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as less stable funds from non-retail customers.

The third element promotes the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. Basic Capacity is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

Each entity maintains an individual liquidity fund, both Banco Bilbao Vizcaya Argentaria SA and its subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti Bank and the Latin American subsidiaries. The table below shows the liquidity available by instrument as of June 30, 2016 for the most significant entities:

	Millions of Euros
June 2016	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Others

Cash and balances with central banks	5,118	5,887	2,825	6,091	5,791
Assets for credit operations with central banks	53,773	7,012	24,522	7,090	5,080
Central governments issues	33,855	5,051	9,775	7,090	5,004
Of Which: Spanish government securities	30,601	-	-	-	-
Other issues	19,917	1,960	181	-	76
Loans	-	-	14,566	-	-
Other non-eligible liquid assets	6,798	888	452	1,662	801
ACCUMULATED AVAILABLE BALANCE	65,689	13,787	27,799	14,842	11,672
AVERAGE BALANCE	67,887	13,385	26,908	13,679	11,589

(1)	It includes Banco Bilbao Vizcaya Argentaria, S.A., Catalunya Banc, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

The above metrics are completed with a series of indicators with thresholds levels that aim to avoid the concentration of wholesale funding by product, counterparty, market and term, as well as to promote diversification by geographical area. In addition, reference thresholds are established on a series of advance indicators that make it possible to anticipate stress situations in the markets and adopt, if necessary, preventive actions.

Stress analyses are also a basic element of the liquidity and funding risk monitoring system, as they help anticipate deviations from the liquidity targets and limits set out in the risk appetite as well as establish tolerance ranges at different management levels. They also play a key role in the design of the Liquidity Contingency Plan and in defining the specific measures for action for realigning the risk profile.

For each of the scenarios, a check is carried out whether the Bank has a sufficient liquid assets to meet the liquidity commitments/outflows in the various periods analyzed. The analysis considers four scenarios, one core and three crisis-related: systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the bank’s customers; and a mixed scenario, as a combination of the two aforementioned scenarios. Each scenario considers the following factors: liquidity existing on the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the performance of the bank’s asset quality.

The results of these stress analyses carried out regularly reveal that BBVA has a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario such as a combination of a systemic crisis and an unexpected internal crisis, during a period longer than 3 months for every LMUs, including a major downgrade in the bank’s rating (by up to three notches).

In addition to the behavior of the main indicators for all the LMUs in the Group, BBVA has established a level of requirement for compliance with the LCR ratio within the plan to adapt risk management to regulatory capital adequacy ratios, both for the Group as a whole and for each of the LMUs individually. The internal levels required are geared to comply sufficiently and efficiently in advance with the implementation of the regulatory requirement of 2018, at a level above 100%.

Throughout the first half of 2016 the level of the LCR for BBVA Group is estimated to have remained above 100%. At the European level the LCR ratio was effective beginning October 1, 2015, with an initial required level of 60%, and a phased-in level of up to 100% in 2018. Regulatory developments by the European authorities are pending in terms of the information to be reported to the supervisor and for public disclosure.

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of June 30, 2016:

	Millions of Euros
June 2016 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Cash, cash balances at central banks and other demand deposits	25,711	-	-	-	-	-	-	-	-	-	25,711
Deposits in credit entities	1,514	3,616	1,097	211	36	98	56	68	47	4,599	11,342
Deposits in other financial institutions	16	1,304	852	779	628	546	997	842	1,347	338	7,650
Reverse repo, securities borrowing and margin lending	-	13,796	197	2,024	923	473	-	285	-	189	17,887
Loans and Advances	673	23,422	25,306	23,324	14,593	16,611	40,450	33,721	55,255	138,577	371,934
Securities’ portfolio settlement	3	5,123	3,817	5,708	4,091	3,810	11,167	14,849	15,604	59,080	123,250

	Millions of Euros
June 2016 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Wholesale funding	180	2,145	1,807	5,360	9,283	5,317	11,571	4,397	15,554	30,100	85,714
Deposits in financial institutions	5,912	4,621	1,393	2,200	823	1,871	1,518	1,472	1,492	4,103	25,405
Deposits in other financial institutions and international agencies	20,702	9,133	5,294	2,289	1,533	1,424	548	349	258	2,119	43,648
Customer deposits	191,115	33,131	20,927	17,418	16,807	12,937	11,982	5,270	1,120	2,054	312,761
Security pledge funding	-	41,361	3,398	1,070	1,638	965	1,262	927	24,079	1,801	76,500
Derivatives (net)	-	(1,952)	(67)	(56)	(81)	(58)	(255)	(145)	(114)	(138)	(2,867)

The matrix shows the retail nature of the funding structure, with a loan portfolio been mostly funded by customer deposits. On the outflows side of the matrix, the “demand” maturity bucket mainly contains the retail customers sight accounts whose behavior shows a high level of stability. According to internal methodology they are considered to remain for a minimum of three years.

Long and short term wholesale funding markets were stable in 2016. The ECB carried out the new program Targeted Longer-Term Refinancing Operations (TLTRO II), based on four quarterly targeted 4 years refinancing operations, with the aim of boosting channeled lending and improving financial conditions for the whole European economy. In the first auction the Euro LMU took €23.7 billion after amortizing €14 billion in previous TLTRO auctions. In addition, over the whole year the Euro LMU made issues in the public market for €3,950 million.

The liquidity position of all the subsidiaries outside Europe has continued to be comfortable, maintaining a solid liquidity position in all the jurisdictions in which the Group operates.

In this context, BBVA has maintained its objective of strengthening the funding structure of the different Group entities based on growing their self-funding from stable customer funds, while guaranteeing a sufficient buffer of fully available liquid assets, diversifying the various sources of funding available, and optimizing the generation of collateral available for dealing with stress situations in the markets.

7.6        Asset encumbrance

As of June 30, 2016, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

	Millions of Euros
	Encumbered assets		Unencumbered assets
June 2016	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non-encumbered assets	Market value of non-encumbered assets
Equity instruments	1,772	1,772	8,497	8,497
Debt Securities	48,617	48,769	102,120	102,120
Loans and Advances and other assets	95,273	-	489,762	-

The committed value of “Loans and Advances and other assets” corresponds mainly to loans linked to the issue of covered bonds, territorial bonds or long-term securitized bonds (see Note 22.3) as well as those used as a guarantee to access certain funding transactions with central banks. Debt securities and equity instruments respond to underlying that are delivered in repos with different types of counterparties, mainly clearing houses or credit institutions, and to a lesser extent central banks. Collateral provided to guarantee derivative operations is also included as committed assets.

As of June 30, 2016, collateral pledge mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

	Millions of Euros
June 2016 Collateral received	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	20,440	6,816	469
Equity instruments	46	2	-
Debt securities	20,394	4,969	170
Loans and Advances and other assets	-	1,846	299
Own debt securities issued other than own covered bonds or ABSs	3	125	-

The guarantees received in the form of reverse repos or security lending transactions are committed by their use in repos, as is the case with debt securities

As of June 30, 2016, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

	Millions of Euros
June 2016 Sources of encumbrance	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	138,261	162,461
Derivatives	11,620	12,747
Loans and Advances	98,280	114,886
Outstanding subordinated debt	28,361	34,828
Other sources	2,282	3,643

7.7      Operational Risk

Operational risk is defined as one that could potentially cause losses due to human errors, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk but excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes. Its origins are diverse (processes, internal and external fraud, technology, human resources, commercial practices, disasters, suppliers). Operational risk management is a part of the BBVA Group global risk management structure.

Operational risk management framework

Operational risk management in the Group is based on the value-adding drivers generated by the advanced measurement approach (AMA), as follows:

●	Active management of operational risk and its integration into day-to-day decision-making means:

-	Knowledge of the real losses associated with this type of risk.

-	Identification, prioritization and management of real and potential risks.

-	The existence of indicators that enable the Bank to analyze operational risk over time, define warning signals and verify the effectiveness of the controls associated with each risk.

The above helps create a proactive model for making decisions about control and business, and for prioritizing the efforts to mitigate relevant risks in order to reduce the Group’s exposure to extreme events.

●	Improved control environment and strengthened corporate culture.

●	Generation of a positive reputational impact.

Operational Risk Management Principles

Operational risk management in BBVA Group should:

●	Be aligned with the risk appetite statement set out by the Board of BBVA.

●

Anticipate the potential operational risks to which the Group would be exposed as a result of new or modified products, activities, processes, systems or outsourcing decisions, and establish procedures to enable their evaluation and reasonable mitigation prior to their implementation.

●

Establish methodologies and procedures to enable a regular reassessment of the relevant operational risks to which the Group is exposed in order to adopt appropriate mitigation measures in each case, once the identified risk and the cost of mitigation (cost/benefit analysis) have been considered, while preserving the Group’s solvency at all times.

●

Identify the causes of the operational losses sustained by the Group and establish measures to reduce them. Procedures must therefore be in place to enable the capture and analysis of the operational events that cause those losses.

●

Analyze the events that have caused operational risk losses in other institutions in the financial sector and promote, where appropriate, the implementation of the measures needed to prevent them from occurring in the Group.

●

Identify, analyze and quantify events with a low probability of occurrence and high impact in order to evaluate their mitigation. Due to their exceptional nature, it is possible that such events may not be included in the loss database or, if they are, they have impacts that are not representative.

●	Have an effective system of governance in place, where the functions and responsibilities of the areas and bodies involved in operational risk management are clearly defined.

These principles reflect BBVA Group’s vision of operational risk, on the basis that the resulting events have an ultimate cause that should always be identified, and that the impact of the events is reduced significantly by controlling that cause.

Irrespective of the adoption of all the possible measures and controls for preventing or reducing both the frequency and severity of operational risk events, BBVA ensures at all times that sufficient capital is available to cover any expected or unexpected losses that may occur.

7.8     Risk concentration

Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management.

The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

●	The aim is, as much as possible, to reconcile the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

●

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the entity that assumes them), the markets, the macroeconomic situation, etc.

Risk concentrations by geography

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix XI.

Sovereign risk concentration

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of reports in the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank (WB), rating agencies and export credit organizations.

For additional information on sovereign risk in Europe see Appendix X

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8).

Risk related to the developer and Real-Estate sector in Spain

One of the main Group activities of the Group in Spain is focused on developer and mortgage loans. The policies and strategies established by the Group to deal with risks related to the developer and real-estate sector are explained below:

Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real-Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problem risks and legal, etc. It also includes the research department of the BBVA Group (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The policies established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been one of the constant points that have helped ensure the success and transformation of construction land operations for customers’ developments.

With regard the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non active participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified based on the rate of progress of the projects.

These actions have enabled BBVA to identify possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one’s level of difficulty for each risk.

Based on the information above, a decision is made whether to use the refinancing tool, whose objective is to adjust the structure of the maturity of the debt to the generation of funds and the customer’s payment capacity.

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks (see Note 7.3.6). In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance, given a refinancing tool that standardizes criteria and variables when considering any refinancing operation.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real-estate asset, as detailed below.

●

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus reducing the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

●

In the case of ongoing home construction, the strategy has been to help and promote the completion of the construction in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

●

With respect to land, the fact that the vast majority of the risk is urban land simplifies the management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

For quantitative information about the risk related to the developer and Real-Estate sector in Spain see Appendix XI.

8.     Fair value

8.1     Fair value of financial instrument

The fair value of financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is therefore a market-based measurement and not specific to each entity.

All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in an active market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at amortized cost or fair value through adjustments in the income statement or equity.

When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of the fair value derived from the use of such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The process for determining the fair value established in the Group to ensure that trading portfolio assets are properly valued, BBVA has established, at a geographic level, a structure of New Product Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. The members of these Committees, responsible for valuation, are independent from the business (see Note 7).

These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value these financial assets and liabilities, in accordance with the rules established by the Global Valuation Area and using models that have been validated and approved by the Department of Methodologies that reports to Global Risk Management.

Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for assessment, criteria is established to measure said uncertainty and activity limits are set based on these. Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams or those obtained by other market participants:

●

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and trading in referred to active markets - according to the Group policies. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

●	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

●

Level 3: Measurement using techniques where some of the material inputs are not derived from market observable data. As of June 30, 2016, the affected instruments accounted for approximately 0.09% of financial assets and 0.01% of the Group’s financial liabilities registered at fair value. Model selection and validation is undertaken by control areas outside the market units.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values.

	Millions of Euros
		June 2016		December 2015
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash and balances with central banks	9	25,127	25,127	29,282	29,282
Financial assets held for trading	10	84,532	84,532	78,326	78,326
Financial assets designated at fair value through profit or loss	11	2,148	2,148	2,311	2,311
Available-for-sale financial assets	12	90,638	90,638	113,426	113,426
Loans and receivables	13	470,543	473,917	471,828	480,539
Held-to-maturity investments	14	19,295	19,595	-	-
Derivatives – Hedge accounting	15	3,628	3,628	3,538	3,538
LIABILITIES-
Financial liabilities held for trading	10	58,753	58,753	55,203	55,203
Financial liabilities designated at fair value through profit or loss	11	2,501	2,501	2,649	2,649
Financial liabilities at amortized cost	22	597,745	601,860	606,113	613,247
Derivatives – Hedge accounting	15	3,280	3,280	2,726	2,726

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments recorded at fair value and subsequently the information of those recorded at cost (including their fair value), although this value is not used when accounting for these instruments.

8.1.1	Fair value of financial instrument recognized at fair value, according valuation criteria

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

	Millions of Euros
Fair Value of financial Instruments by Levels	Notes	June 2016			December 2015
		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	38,721	45,604	207	37,922	40,240	164
Loans and advances		-	98	-	-	65	-
Debt securities		33,541	481	30	32,381	409	34
Equity instruments		3,694	10	100	4,336	106	93
Derivatives		1,486	45,016	77	1,205	39,661	36
Financial assets designated at fair value through profit or loss	11	2,148	-	-	2,246	2	62
Loans and advances		-	-	-	-	-	62
Debt securities		161	-	-	173	-	-
Equity instruments		1,988	-	-	2,074	2	-
Available-for-sale financial assets	12	71,906	17,756	398	97,113	15,477	236
Debt securities		68,244	17,559	359	92,963	15,260	86
Equity instruments		3,662	198	39	4,150	217	150
Derivatives – Hedge accounting	15	81	3,546	1	59	3,478	-
LIABILITIES-
Financial liabilities held for trading	10	13,353	45,359	41	14,074	41,079	50
Derivatives		1,217	45,359	32	1,037	41,079	34
Short positions		12,135	-	9	13,038	-	16
Financial liabilities designated at fair value through profit or loss	11	-	2,501	-	-	2,649	-
Derivatives – Hedge accounting	15	106	3,119	55	-	2,594	132

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of June 30, 2016 and December 31, 2015 additionally includes €578 million and €600 million for equity instruments, respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

In 2016 and 2015, financial instruments carried at fair value corresponding to the companies that belong to Banco Provincial Group in Venezuela whose balance is denominated in bolivar fuerte are classified under Level 3 in the above tables (see Note 2.2.20.)

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of June 30, 2016:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and advances

Present – value method
(Discounted future cash flows)

Present-value method
(Discounted future cash flows)

Active price in inactive market

Comparable pricing
(Observable price in a similar market)

Comparable pricing
(Observable price in a similar market)

Present-value method
(Discounted future cash flows)

- Prepayment rates
- Issuer credit risk
- Current market interest rates

- Prepayment rates
- Issuer credit risk
- Current market interest rates

- Brokers/dealers quotes
- External contributing prices
- Market benchmarks

- Brokers quotes
- Market operations
- NAVs published

- Prepayment rates
- Issuer credit risk
- Current market interest rates

Financial assets held for trading	98
Debt securities
Financial assets held for trading	481
Financial assets designated at fair value through profit or loss	-
Available-for-sale financial assets	17,559
Equity Instruments
Financial assets held for trading	10
Financial assets designated at fair value through profit or loss	-
Available-for-sale financial assets	198
Other financial liabilities
Financial liabilities designated at fair value through profit or loss	2,501

Derivatives		• Commodities: Discounted cash flows and moment adjustment	- Exchange rates
Derivatives

• Credit products: Default model and Gaussian copula

• Exchange rate products: Discounted cash flows, Black, Local Vol and Moment adjustment

• Fixed income products: Discounted cash flows

• Equity instruments: Local-Vol, Black, Moment adjustment and Discounted cash flows

• Interest rate products:

     - Interest rate swaps, Call money Swaps y FRA: Discounted cash flows
     - Caps/Floors: Black, Hull-White y SABR

     - Bond options: Black

     - Swaptions: Black, Hull-White y LGM

     - Interest rate options: Black, Hull-White y SABR

     - Constant Maturity Swaps: SABR

- Market quoted future prices
- Market interest rates
- Underlying assests prices: shares, funds, commodities
- Market observable volatilities
- Issuer credit spread levels
- Quoted dividends
			- Market listed correlations
Financial assets held for trading	45,016
Financial liabilities held for trading	45,359
Hedging derivatives
Assets	3,546
Liability	3,119

Financial Instruments Level 3	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Debt securities		Present-value method (Discounted future cash flows) Comparable pricing (Comparison with prices of similar instruments)	- Credit spread - Recovery rates - Interest rates - Market benchmark - Default correlation - Prices of similar instruments or market benchmark
Financial assets held for trading	30
Available-for-sale financial assets	359
Equity Instruments		Net Asset Value Comparable pricing (Comparison with prices of similar instruments)	- NAV provided by the administrator of the fund - Prices of similar instruments or market benchmark
Financial assets held for trading	100
Available-for-sale financial assets	39

Derivatives		Credit Option: Gaussian Copula Equity OTC Options : Heston Interest rate options: Libor Market Model

- Correlation default
- Credit spread
- Recovery rates
- Interest rate yields

- Volatility of volatility
- Interest rate yields
- Dividends
- Assets correlation

- Beta
- Correlation rate/credit
- Credit default volatility

Trading derivatives
Financial assets held for trading	77
Financial liabilities held for trading	32
Hedging derivatives
Liability	55

Quantitative information of unobservable inputs used to calculate Level 3 valuations is presented below:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Max	Average	Units
Debt Securities	Net Present Value	Credit Spread	89.35	89.35	89.35	b.p.
		Recovery Rate	0.15%	37.14%	40.00%	%
	Comparable pricing	Price	101.01%	76.52%	101.01%	%
Equity instruments	Net Asset Value	Net Asset Value (*)	Too wide Range to be relevant
	Comparable pricing	Price (*)
Credit Option	Gaussian Copula	Correlation Default	33.25	50.33	86.08%
Corporate Bond Option	Black 76	Price Volatility	5.78	7.11	7.49	Vegas
Equity OTC Option	Heston	Forward Volatility Skew	37.76	37.91	38.68	Vegas
Interest Rate Option	Libor Market Model	Beta	0.25	9.00	18.00%
		Correlation Rate/Credit	(100.00)	-	100.00%
		Credit Default Volatility	0.00	0.00	0.00	Vegas

(*)	Range is not provided as it would be too wide to take into account the diverse nature of the different positions.

The main techniques used for the assessment of the main financial instruments classified in Level 3, and its main unobservable inputs, are described below:

●

The net present value (net present value method): This technique uses the future cash flows of each debt security, which are established in the different contracts, and discounted to their present value. This technique often includes many observable inputs, but may also include unobservable inputs, as described below.

-

Credit Spread: This input represents the difference in yield of a debt security and the reference rate, reflecting the additional return that a market participant would require to take the credit risk of that debt security. Therefore, the credit spread of the debt security is part of the discount rate used to calculate the present value of the future cash flows.

-	Recovery rate: This input represents the percentage of principal and interest recovered from a debt instrument that has defaulted.

●

Comparable prices (similar asset prices): This input represents the prices of comparable financial instruments and benchmarks are used to calculate its yield from the entry price or current rating making further adjustments to account for differences that may exist between financial instrument being valued and the comparable financial instrument. It can also be assumed that the price of the financial instrument is equivalent to the other.

●	Net asset value: This input represents the total value of the financial assets and liabilities of a fund and is published by the fund manager thereof.

●

Gaussian copula: This input is dependent on credit instruments referenced by the CDS, the joint density function to integrate to value is constructed by a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.

●	Black 76: variant of Black Scholes model, which main application is the valuation of bond options, caps floors and swaptions to directly model the behavior of the Forward and not the own Spot.

●

Heston: This model, typically applied to equity OTC options, assumes stochastic behavior of volatility. According to which, the volatility follows a process that reverts to a long-term level and is correlated with the underlying equity instrument. As opposed to local volatility models, in which the volatility evolves deterministically, the Heston model is more flexible, allowing it to be similar to that observed in the short term today.

●

Libor market model: This model assumes that the dynamics of the interest rate curve can be modeled based on the set of forward contracts that compose the interest rate option. The correlation matrix is parameterized on the assumption that the correlation between any two forward contracts decreases at a constant rate, beta, (to the extent of the difference in their respective due dates. The input “Credit default volatility” is a volatility input of the credit factor dynamic. The multifactorial frame of this model makes it ideal for the valuation of instruments sensitive to the slope or curve, including interest rate option.

Adjustments to the valuation for risk of default

The credit valuation adjustments (“CVA”) and debit valuation adjustments (“DVA”) are a part of derivative instrument valuations, both financial assets and liabilities, to reflect the impact in the fair value of the credit risk of the counterparty and its own, respectively.

These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, for all derivative products on any instrument at the legal entity level (all counterparties under a same ISDA / CMOF) in which BBVA has exposure.

As a general rule, the calculation of CVA is done through simulations of market and credit variables to calculate the expected positive exposure, given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Consequently, the DVA is calculated as the result of the expected negative exposure given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Both calculations are performed throughout the entire period of potential exposure.

The information needed to calculate the exposure at default and the loss given default come from the credit markets (Credit Default Swaps or iTraxx Indexes), where rating is available. For those cases where the rating is not available, BBVA implements a mapping process based on the sector, rating and geography to assign probabilities of both probability of default and loss given default, calibrated directly to market or with an adjustment market factor for the probability of default and the historical expected loss.

The amounts recognized in the Consolidated balance sheet as of June 30, 2016 related to the valuation adjustments to the credit assessment of the derivative asset as “Credit Valuation Adjustments” (“CVA”) and the derivative liabilities were -€238 million and €218 million respectively. The impact recorded under “Gains or (-) losses on financial assets and liabilities held for trading, net” in the consolidated income statement corresponding to the mentioned adjustments was a net impact of €17 and 16 million during the first semester of 2016 and 2015 respectively.

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Financial Assets Level 3 Changes in the Period	June 2016		December 2015
	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	463	182	601	98
Group incorporations	-	-	148	-
Changes in fair value recognized in profit and loss (*)	21	(11)	124	(100)
Changes in fair value not recognized in profit and loss	144	1	27	(123)
Acquisitions, disposals and liquidations	(44)	43	(510)	89
Net transfers to Level 3	8	(78)	145	-
Exchange differences and others	15	(41)	(71)	219
Balance at the end	607	96	463	182

(*)

Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of June 30, 2016 and December 31, 2015. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities (net)”.

For the six months ended June 30, 2016, the profit/loss on sales of financial instruments classified as Level 3 recognized in the accompanying income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with the Technology and Methodology Area, has established the rules for a proper financials assets held for trading classification according to the fair value hierarchy defined by international accounting standards.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the accounting subsidiary. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement in the first semester of 2016 are at the following amounts in the accompanying consolidated balance sheets as of June 30, 2016:

	Millions of Euros
Transfer Between Levels	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		83	-	118	19	-	8
Available-for-sale financial assets		312	-	250	8	11	1
Total		395	-	368	27	11	9
LIABILITIES-
Financial Iiabilities held for trading		2	-	-	-	-	78
Total		2	-	-	-	-	78

The amount of financial instruments that were transferred between levels of valuation during the first semester of 2016 is not material relative to the total portfolios, basically corresponding to the above revisions of the classification between levels because these financial instruments had modified some of its features. Specifically:

●

The transfers between Level 1 and 2 represents debt securities, which are either no longer listed on an active market (transfer from Level 1 to 2) or are just starting to be listed (transfer from Level 2 to 1).

●	The transfers from Level 2 to Level 3 are due mainly to equity instruments and debt securities for which observable inputs are not available.

●	The transfers from Level 3 to Level 2 are entirely in equity instruments, for which observable inputs are available.

Sensitivity Analysis

Sensitivity analysis is performed on financial instruments with significant unobservable inputs (financial instruments included in level 3), in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out on a monthly basis, based on the criteria defined by the Global Valuation Area taking into account the nature of the methods used for the assessment and the reliability and availability of inputs and proxies used. In order to establish, with a sufficient degree of certainty, the valuating risk that is incurred in such assets without applying diversification criteria between them.

As of June 30, 2016, the effect on profit for the period and total equity of changing the main unobservable inputs used for the measurement of Level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypothesis	Least Favorable Hypothesis	Most Favorable Hypothesis	Least Favorable Hypothesis
ASSETS
Financial assets held for trading
Debt securities	5	(10)	-	-
Equity instruments	5	(16)	-	-
Derivatives	11	(11)	-	-
Available-for-sale financial assets
Debt securities	-	-	4	(3)
LIABILITIES-
Financial liabilities held for trading	-	-	-	-
Total	21	(36)	4	(3)

8.1.2     Fair value of financial instruments carried at cost

The valuation technique used to calculate the fair value of financial assets and liabilities carried at cost are presented below:

●	The fair value of “Cash and cash balances at central banks and other demand deposits” approximates their book value, as it is mainly short-term balances.

●

The fair value of the “Loans and receivables” and “financial liabilities at amortized cost” was estimated using the method of discounted expected future cash flows using market interest rates at the end of each year. Additionally, factors such as prepayment rates and correlations of default are taken into account.

The following table presents the fair value of key financial instruments carried at amortized cost in the accompanying consolidated balance sheets, broken down according to the method of valuation used for the estimation:

	Millions of Euros
		June 2016			December 2015
Fair Value of financial Instruments at amortized cost by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Cash and cash balances at central banks	9	24,862	-	264	28,961	-	322
Loans and receivables	13	15,486	8,548	449,883	17,830	7,681	455,029
Held-to-maturity investments	14	19,522	33	40	-	-	-
LIABILITIES-
Financial liabilities at amortized cost	22	-	-	601,860	-	-	613,247

The main valuation techniques and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of June 30, 2016:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs

Loans and receivables		Present-value method	- Credit spread
Debt securities	8,548	(Discounted future cash flows)	- Interest rates

Financial Instruments Level 3	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs

Loans and receivables
Loans and advances to credit institutions	33,062	Present-value method	- Credit spread - Prepayment rates
Loans and advances to customers	415,469	(Discounted future cash flows)	- Market interest rates
Debt securities	1,352

Financial liabilities at amortized cost
Deposits from central banks	32,662		- Credit spread
Deposits from credit institutions	69,387	Present-value method	- Prepayment rates
Customer deposits	406,178	(Discounted future cash flows)	- Market interest rates
Debt certificates	79,359
Other financial liabilities	14,273

Financial instruments at cost

As of June 30, 2016 and December 31, 2015, there were equity instruments and certain discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they were not traded in organized markets and reliable unobservable inputs are not available. On the above dates, the balances of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €578 million and €600 million, respectively.

The table below outlines the financial instruments carried at cost that were sold in the six months period ended June 30, 2016 and 2015:

	Millions of Euros
Sales of Financial Instruments at Cost	June 2016	December 2015
Amount of Sale (A)	6	33
Carrying Amount at Sale Date (B)	4	22
Gains/Losses (A-B)	1	11

8.2   Assets measured at fair value on a non-recurring basis

As indicated in Note 2.2.4, non-current assets held for sale are measured at the lower of their fair value less costs to sell and its carrying amount. As of June 30, 2016 nearly the entire book value of the non-current assets held for sale from foreclosures or recoveries approximate their fair value (see Note 16). The global valuation of the portfolio of assets has been carried out using a statistical methodology based on real estate and local macroeconomic variables.

Real estate properties have been appraised individually considering a hypothetical stand-alone sale and not as part of a real estate portfolio type of sale.

The portfolio of assets held for sale by type of asset as of June 30, 2016 and December 2015 is provided below by hierarchy of fair value measurements:

	Millions of Euros
Fair Value at Non-current assets and disposal groups classified as held for sale by levels	June 2016			December 2015
	Level 2	Level 3	Total	Level 2	Level 3	Total
Non-current assets and disposal groups classified as held for sale
Housing	1,875	335	2,210	2,192	98	2,291
Offices, warehouses and other	480	103	583	353	53	406
Land	9	127	136	12	236	248
TOTAL	2,364	565	2,929	2,557	388	2,945

Since the amount classified in Level 3 (€565 million) is not significant compared to the total consolidated assets and that the inputs used in the valuation are very diverse depending on the type and geographic location, they have not been disclosed.

9.    Cash and cash balances at centrals and banks and other demands deposits

The breakdown of the balance under the headings “Cash and cash balances at central banks and other demands deposits” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Cash and cash balances at central banks	June 2016	December 2015
Cash on hand	6,261	7,192
Cash balances at central banks	14,692	18,445
Other demand deposits	4,173	3,646
Total	25,127	29,282

	Millions of Euros
Financial liabilities measured at amortised cost Deposits from Central Banks	Notes	June 2016	December 2015
Deposits from Central Banks (*)		30,073	20,956
Repurchase agreements	35	2,583	19,065
Accrued interest until expiration		53	66
Total	22	32,709	40,087

*	It is explained by participation in TLTRO program (See Note 7.5).

10.     Financial assets and liabilities held for trading

10.1 Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	June 2016	December 2015
ASSETS-
Loans and advances	98	65
Debt securities	34,051	32,825
Equity instruments	3,804	4,534
Derivatives	46,579	40,902
Total Assets	84,532	78,326
LIABILITIES-
Derivatives	46,609	42,149
Short positions	12,145	13,053
Total Liabilities	58,753	55,203

10.2        Debt securities

The breakdown by type of issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets Held-for-Trading Debt securities by issuer	June 2016	December 2015
Issued by Central Banks	359	214
Spanish government bonds	7,945	7,419
Foreign government bonds	22,196	21,821
Issued by Spanish financial institutions	255	328
Issued by foreign financial institutions	1,671	1,438
Other debt securities	1,625	1,606
Total	34,051	32,825

10.3        Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets Held-for-Trading Equity instruments by Issuer	June 2016	December 2015
Shares of Spanish companies
Credit institutions	672	804
Other sectors	888	1,234
Subtotal	1,560	2,038
Shares of foreign companies
Credit institutions	79	255
Other sectors	2,166	2,241
Subtotal	2,245	2,497
Total	3,805	4,534

10.4        Derivatives

The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of June 30, 2016 and December 31, 2015, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties which are mainly foreign credit institutions, and related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

	Millions of Euros
Derivatives by type of risk / by product or by type of market - June 2016	Assets	Liabilities	Notional amount - Total
Interest rate	31,950	31,412	1,374,957
OTC options	4,175	4,234	214,907
OTC other	27,775	27,178	1,136,614
Organized market options	-	-	-
Organized market other	-	-	23,436
Equity	2,557	1,981	98,401
OTC options	1,031	729	50,162
OTC other	107	128	3,999
Organized market options	1,418	1,124	41,109
Organized market other	1	-	3,131
Foreign exchange and gold	11,581	12,722	438,370
OTC options	404	477	38,202
OTC other	11,162	12,222	397,309
Organized market options	1	-	117
Organized market other	14	24	2,742
Credit	449	468	37,178
Credit default swap	436	436	33,201
Credit spread option	1	-	700
Total return swap	-	32	1,791
Other	12	-	1,486
Commodities	15	15	48
Other	27	10	1,071
DERIVATIVES	46,579	46,609	1,950,026
of which: OTC - credit institutions	29,926	32,547	940,593
of which: OTC - other financial corporations	7,913	8,404	775,133
of which: OTC - other	7,302	4,506	163,755

‘	Millions of Euros
Derivatives by type of risk / by product or by type of market - December 2015	Assets	Liabilities	Notional amount - Total
Interest rate	22,425	23,152	1,289,986
OTC options	3,291	3,367	208,175
OTC other	19,134	19,785	1,069,909
Organized market options	-	-	-
Organized market other	-	-	11,902
Equity	3,223	3,142	108,108
OTC options	1,673	2,119	65,951
OTC other	112	106	4,535
Organized market options	1,437	918	34,475
Organized market other	1	-	3,147
Foreign exchange and gold	14,706	15,367	439,546
OTC options	387	458	41,706
OTC other	14,305	14,894	395,327
Organized market options	1	-	109
Organized market other	13	16	2,404
Credit	500	441	33,939
Credit default swap	436	412	30,283
Credit spread option	-	-	300
Total return swap	-	28	1,831
Other	64	-	1,526
Commodities	31	37	118
Other	16	10	675
DERIVATIVES	40,902	42,149	1,872,373
of which: OTC - credit institutions	23,385	28,343	974,604
of which: OTC - other financial corporations	9,938	8,690	688,880
of which: OTC - other	6,122	4,177	156,828

11.    Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial assets and liabilities designated at fair value through profit or loss	June 2016	December 2015
ASSETS-
Loans and advances to credit institutions	-	62
Debt securities	161	173
Unit-linked products	144	163
Other securities	17	9
Equity instruments	1,988	2,075
Unit-linked products	1,858	1,960
Other securities	130	115
Total Assets	2,148	2,311
LIABILITIES-
Customer deposits	-	-
Other financial liabilities	2,501	2,649
Unit-linked products	2,501	2,649
Total Liabilities	2,501	2,649

As of June 30, 2016 and December 31, 2015 the most significant balances within financial assets and liabilities designated at fair value through profit or loss related to assets and liabilities linked to insurance products where the policyholder bears the risk (“Unit-Link”). This type of product is sold only in Spain, through BBVA Seguros SA, insurance and reinsurance and in Mexico through Seguros Bancomer S.A. de CV.

Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

12.    Available-for-sale financial assets

12.1        Available-for-sale financial assets - Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	June 2016	December 2015
Debt securities	86,343	108,448
Impairment losses	(182)	(139)
Subtotal	86,161	108,310
Equity instruments	4,683	5,262
Impairment losses	(206)	(146)
Subtotal	4,477	5,116
Total	90,638	113,426

The amount of “Available for sale financial assets - debt securities” decreases in the first semester of 2016, mainly due to the reclassification of certain debt securities to “Held to maturity investments”, corresponding mostly to Government Bonds (see note 14).

12.2         Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying financial statements, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Available-for-sale financial assets Debt Securities June 2016	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	29,102	1,135	(11)	30,226
Other debt securities	2,832	113	(20)	2,925
Issued by Central Banks	-	-	-	-
Issued by credit institutions	1,357	63	-	1,419
Issued by other issuers	1,476	50	(20)	1,506
Subtotal	31,934	1,248	(31)	33,151
Foreign Debt Securities
Mexico	11,577	279	(149)	11,706
Mexican Government and other government agency debt securities	9,597	232	(80)	9,748
Other debt securities	1,980	47	(69)	1,958
Issued by Central Banks	-	-	-	-
Issued by credit institutions	86	4	-	90
Issued by other issuers	1,894	43	(69)	1,867
The United States	14,952	125	(182)	14,895
Government securities	7,391	60	(14)	7,436
US Treasury and other US Government agencies	1,288	12	(4)	1,296
States and political subdivisions	6,103	47	(10)	6,140
Other debt securities	7,562	65	(168)	7,459
Issued by Central Banks	-	-	-	-
Issued by credit institutions	79	1	-	80
Issued by other issuers	7,483	64	(168)	7,379
Turkey	6,269	137	(81)	6,325
Turkey Government and other government agency debt securities	5,732	130	(74)	5,788
Other debt securities	537	7	(7)	537
Issued by Central Banks	-	-	-	-
Issued by credit institutions	475	6	(6)	476
Issued by other issuers	61	1	(1)	61
Other countries	19,551	848	(314)	20,085
Other foreign governments and other government agency debt securities	7,121	551	(84)	7,588
Other debt securities	12,430	297	(230)	12,497
Issued by Central Banks	1,911	1	-	1,912
Issued by credit institutions	3,290	137	(78)	3,348
Issued by other issuers	7,229	159	(151)	7,237
Subtotal	52,349	1,389	(727)	53,011
Total	84,283	2,637	(758)	86,162

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Available-for-sale financial assets Debt Securities December 2015	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	38,763	2,078	(41)	40,799
Other debt securities	4,737	144	(11)	4,869
Issued by Central Banks	-	-	-	-
Issued by credit institutions	2,702	94	-	2,795
Issued by other issuers	2,035	50	(11)	2,074
Subtotal	43,500	2,221	(53)	45,668
Foreign Debt Securities
Mexico	12,627	73	(235)	12,465
Mexican Government and other government agency debt securities	10,284	70	(160)	10,193
Other debt securities	2,343	4	(75)	2,272
Issued by Central Banks	-	-	-	-
Issued by credit institutions	260	1	(7)	254
Issued by other issuers	2,084	3	(68)	2,019
The United States	13,890	63	(236)	13,717
Government securities	6,817	13	(41)	6,789
US Treasury and other US Government agencies	2,188	4	(15)	2,177
States and political subdivisions	4,629	9	(26)	4,612
Other debt securities	7,073	50	(195)	6,927
Issued by Central Banks	-	-	-	-
Issued by credit institutions	71	5	(1)	75
Issued by other issuers	7,002	45	(194)	6,852
Turkey	13,414	116	(265)	13,265
Turkey Government and other government agency debt securities	11,801	111	(231)	11,682
Other debt securities	1,613	4	(34)	1,584
Issued by Central Banks	-	-	-	-
Issued by credit institutions	1,452	3	(30)	1,425
Issued by other issuers	162	1	(4)	159
Other countries	22,803	881	(490)	23,194
Other foreign governments and other government agency debt securities	9,778	653	(76)	10,356
Other debt securities	13,025	227	(414)	12,838
Issued by Central Banks	2,277	-	(4)	2,273
Issued by credit institutions	3,468	108	(88)	3,488
Issued by other issuers	7,280	119	(322)	7,077
Subtotal	62,734	1,132	(1,226)	62,641
Total	106,234	3,354	(1,278)	108,310

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities in the available-for-sale portfolio as of June 30, 2016 and December 31, 2015 are as follows:

	June 2016		December 2015
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	1,116	1.30%	1,842	1.70%
AA+	10,321	11.98%	10,372	9.58%
AA	538	0.62%	990	0.91%
AA-	525	0.61%	938	0.87%
A+	1,777	2.06%	1,686	1.56%
A	972	1.13%	994	0.92%
A-	1,826	2.12%	4,826	4.46%
BBB+	44,523	51.67%	51,885	47.91%
BBB	15,659	18.17%	23,728	21.91%
BBB-	2,518	2.92%	5,621	5.19%
BB+ or below	3,716	4.31%	2,639	2.44%
Without rating	2,670	3.10%	2,789	2.57%
Total	86,161	100.0%	108,310	100.0%

12.3       Equity instruments

The breakdown of the balance under the heading “Equity instruments” of the accompanying financial statements as of June 30, 2016 and December 31, 2015 is as follows:

	Millions of Euros
Available-for-sale financial assets Equity Instruments June 2016	Amortized Cost	Unrealized Gains	Unrealized Losses	Book Value
Equity instruments listed
Listed Spanish company shares	3,390	2	(1,070)	2,323
Credit institutions	-	-	-	-
Other entities	3,390	2	(1,070)	2,323
Listed foreign company shares	1,103	300	(50)	1,354
United States	45	18	(2)	60
Mexico	8	36	-	44
Turkey	6	-	(1)	6
Other countries	1,044	246	(47)	1,244
Subtotal	4,493	302	(1,119)	3,676
Unlisted equity instruments				-
Unlisted Spanish company shares	67	7	(1)	73
Credit institutions	4	1	-	6
Other entities	63	6	(1)	68
Unlisted foreign companies shares	685	45	(3)	727
United States	544	6	-	550
Mexico	1	-	-	1
Turkey	21	8	(3)	26
Other countries	119	31	-	150
Subtotal	752	52	(4)	800
Total	5,246	354	(1,123)	4,477

	Millions of Euros
Available-for-sale financial assets Equity Instruments December 2015	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,402	17	(558)	2,862
Credit institutions	-	-	-	-
Other entities	3,402	17	(558)	2,862
Listed foreign company shares	1,027	392	(44)	1,375
United States	41	21	-	62
Mexico	9	42	(10)	40
Turkey	6	4	(5)	6
Other countries	972	325	(29)	1,267
Subtotal	4,430	409	(602)	4,236
Unlisted equity instruments
Unlisted Spanish company shares	74	5	(1)	78
Credit institutions	4	1	-	6
Other entities	69	3	(1)	72
Unlisted foreign companies shares	701	108	(7)	802
United States	549	5	-	554
Mexico	1	-	-	1
Turkey	21	13	(6)	27
Other countries	130	91	(1)	220
Subtotal	775	113	(8)	880
Total	5,204	522	(610)	5,116

12.4         Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss- Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Accumulated other comprehensive income-Items that may be reclassified to profit or loss- Available-for-Sale Financial Assets	June 2016	June 2015
Balance at the beginning	1,674	3,816
Valuation gains and losses	418	(1,003)
Income tax	(5)	610
Amounts transferred to income	(401)	(1,202)
Other reclassifications	-	7
Balance at the end	1,686	2,228
Of which:
Debt securities	2,229	1,747
Equity instruments	(543)	481

During the first semester 2016, the losses recognized for certain Debt securities from Brazil and Colombia in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss- Available- for-sale financial assets” in the accompanying consolidated income statement amounted to €125 million (Note 47). In the first semester of 2015 the impairment was €2 million.

For the rest of debt securities, the 84.3% of the unrealized losses recognized under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss– Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment was recognized, as following an analysis of these unrealized losses we concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

The losses recognized, for equity instruments Available-for-Sale, under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss - Available- for-sale financial assets” in the accompanying consolidated income statement amounted to €8 and €1 million in the first semester of 2016 and 2015 respectively (see Note 47).

As of June 30, the Group has analyzed the unrealized losses recognized under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss– Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 12 months and with a fall of more 20% in their price, as a first approximation to the existence of possible impairment. As of 30 June, 2016, the unrealized losses recognized under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss– Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 18 months or with a fall of more 40% in their price are not significant.

13.      Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Receivables	Notes	June 2016	December 2015
Loans and advances to central banks	13.1	14,313	17,830
Loans and advances to credit institutions	13.1	29,290	29,317
Loans and advances to customers	13.2	415,872	414,165
Debt securities	13.3	11,068	10,516
Total		470,543	471,828

13.1       Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

		Millions of Euros
Loans and Advances to Central Banks and Credit Institutions	Notes	June 2016	December 2015
Loans and advances to central banks		14,294	17,821
Loans and advances to credit institutions		29,265	29,301
Deposits with agreed maturity		6,405	6,732
Other accounts		12,513	10,820
Reverse repurchase agreements	35	10,347	11,749
Total gross	7.3.1	43,559	47,122
Valuation adjustments		44	24
Impairment losses	7.3.4	(43)	(51)
Accrued interests and fees		87	75
Derivatives – Hedge accounting and others		-	-
Total net		43,603	47,146

13.2        Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	June 2016	December 2015
Mortgage secured loans		143,328	144,203
Operating assets mortgage loans		9,246	6,813
Home mortgages		118,197	120,164
Rest of mortgages		15,885	17,226
Other loans secured with security interest		59,824	57,041
Cash guarantees		1,420	479
Secured loan (pledged securities)		759	734
Rest of secured loans (*)		57,645	55,828
Unsecured loans		134,550	137,322
Credit lines		13,740	13,758
Commercial credit		13,582	13,434
Receivable on demand and other		10,670	9,226
Credit cards		15,098	15,360
Finance leases		9,146	9,032
Reverse repurchase agreements	35	5,641	5,036
Financial paper		1,028	1,063
Impaired assets	7.3.4	24,212	25,333
Total gross		430,819	430,808
Valuation adjustments		(14,948)	(16,643)
Impairment losses	7.3.4	(17,396)	(18,691)
Derivatives – Hedge accounting and others		1,428	1,199
Rest of valuation adjustments		1,020	849
Total net		415,872	414,165

(*)	Includes loans with cash collateral, other financial assets with partial collateral.

For the six months ended June 30, 2016, 33% of “Loans and advances to customers” with maturity greater than one year have fixed-interest rates and 67% have variable interest rates.

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, as mentioned in Appendix IX and pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	June 2016	December 2015
Securitized mortgage assets	28,889	28,955
Other securitized assets	3,488	3,666
Commercial and industrial loans	1,047	751
Finance leases	125	154
Loans to individuals	1,936	2,067
Other	381	694
Total	32,377	32,621
Of which:
Liabilities associated to assets retained on the balance sheet (*)	6,297	7,619

(*)	These liabilities are recognized under “Financial liabilities at amortized cost—Debt securities” in the accompanying consolidated balance sheets (Note 22.3).

13.3        Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the issuer of the debt security, is as follows:

		Millions of Euros
Debt securities	Notes	June 2016	December 2015
Government		4,152	3,275
Credit institutions		122	125
Other sectors (*)		6,812	7,126
Total gross	7.3.1	11,086	10,526
Impairment losses		(18)	(10)
Total net		11,068	10,516

For the six months ended June 30, 2016 some debt securities were reclassified from “Available-for-sale financial assets” to “Loans and receivables-Debt securities”.

The following table shows the fair value and carrying amounts of these reclassified financial assets:

	Millions of Euros
	As of Reclassification date		As of June 30, 2016
Debt Securities reclassified to “Loans and receivables” from “Available-for-sale financial assets”	Carrying Amount	Fair Value	Carrying Amount	Fair Value
BBVA S.A.	862	862	843	858
Total	862	862	843	858

The following table presents the amount recognized in the first semester 2016 income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact recognized on the income statement and under the heading “Total Equity - Accumulated other comprehensive income”, as of June 30, 2016, if the reclassification was not performed.

	Millions of Euros
	Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Valuation Adjustments”
BBVA S.A.	10	10	9
Total	10	10	9

14.     Held-to-maturity investments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the according to the issuer of the financial instrument, is as follows:

Millions of Euros
Held-to-Maturity Investments (*)	June 2016
Domestic Debt Securities
Spanish Government and other government agency debt securities	9,227
Other Domestic Securities	672
Credit institutions	527
Other resident	157
Valuation adjustments	(12)
Subtotal	9,899
Foreign Debt Securities
Government and other government agency debt securities	8,358
Others securities	1,038
Credit institutions	975
Other non resident	63
Subtotal	9,396
Total	19,295

(*) As of December, 2015 the Group BBVA has not registered any balances in this heading.

For the six months ended June 30, 2016, some debt securities were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments”. This reclassification has been carried out once past the two-year penalty established in IAS-39 standard (penalization which meant not being able to keep maturity portfolio due to the significant sales that occurred in the year 2013) and since the intention the Group regarding how to manage such securities, is held to maturity.

As of June 30, 2016, the credit ratings of the issuers of debt securities classified as held-to-maturity investments were as follows:

	June 2016
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%
AAA	-	-
AA+	-	-
AA	43	0.2%
AA-	164	0.8%
A+	-	-
A	-	-
A-	88	0.5%
BBB+	7,230	37.5%
BBB	8,685	45.0%
BBB-	1,931	10.0%
BB+ or below	-	-
Without rating	1,154	6.0%
Total	19,295	100.0%

The following table shows the fair value and carrying amounts of these reclassified financial assets:

	Millions of Euros
	As of Reclassification date		As of June 30, 2016
Debt Securities reclassified to “Held to Maturity Investments”	Carrying Amount	Fair Value	Carrying Amount	Fair Value
BBVA S.A.	11,162	11,162	10,995	11,088
TURKIYE GARANTI BANKASI A.S	6,488	6,488	6,548	6,733
Total	17,650	17,650	17,543	17,821

The fair value carrying amount of these financials asset on the date of the reclassification becomes its new amortized cost. The previous gain on that asset that has been recognized in “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Available for sale financial assets” is amortized to profit or loss over the remaining life of the held-to-maturity investment using the effective interest method. Any difference between the new amortized cost and maturity amount is also amortized over the remaining life of the financial asset using the effective interest method, similar to the amortization of a premium and a discount. This reclassification was triggered by a change in the Group’s strategy regarding the management of these securities.

The following table presents the amount recognized in the 2016 income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact recognized on the income statement and under the heading “Total Equity - Accumulated other comprehensive income”, as of June 30, 2016, if the reclassification was not performed.

	Millions of Euros
	Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Accumulated other comprehensive
BBVA S.A.	105	105	(39)
TURKIYE GARANTI BANKASI A.S	182	182	169
Total	287	287	130

15.	Derivatives hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk	June 2016	December 2015
ASSETS-
Derivatives – Hedge accounting	3,628	3,538
LIABILITIES-
Derivatives – Hedge accounting	3,280	2,726

As of June, 2016 and December 2015, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

●	Fair value hedging:

-	Available-for-sale fixed-interest debt securities: The interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps).

-	Long-term fixed-interest debt securities issued by the Bank: the interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps).

-	Fixed-interest loans: The equity price risk of these instruments is hedged using interest rate derivatives (fixed-variable swaps).

-

Fixed-interest deposit portfolio hedges: in order to provide stability to net interest income and to protect the economic value of the balance sheet from interest rate fluctuations, hedging of cash flow and fair value portfolio hedges are put in place.

●

Cash-flow hedges: Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the available for sale portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA’s (“Forward Rate Agreement”).

●

Net foreign-currency investment hedges: The risks hedged are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency purchases.

Note 7 analyze the Group’s main risks that are hedged using these derivatives.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Derivatives - Hedge accounting Breakdown by type of risk and type of hedge June 2016	Assets	Liabilities	Notional amount - Total hedging
Interest rate	1,585	1,560	56,663
OTC options	319	319	1,716
OTC other	1,267	1,241	54,948
Organized market options	-	-	-
Organized market other	-	-	-
Equity	5	65	1,926
OTC options	-	64	727
OTC other	5	1	1,198
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	904	522	3,127
OTC options	-	-	1
OTC other	904	522	3,126
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
OTC options	-	-	-
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Commodities	-	-	-
Other	-	-	-
FAIR VALUE HEDGES	2,495	2,147	61,716
Interest rate	234	329	14,522
OTC options	-	-	-
OTC other	232	329	14,212
Organized market options	-	-	-
Organized market other	1	-	310
Equity	-	-	-
OTC options	-	-	-
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	146	54	4,950
OTC options	68	27	3,096
OTC other	79	28	1,853
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
OTC options	-	-	-
OTC other	-	-	-
Organized market options	-	-	-
Organized market other	-	-	-
Commodities	-	-	-
Other	-	-	-
CASH FLOW HEDGES	380	383	19,472
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	185	125
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	523	368	15,329
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	46	257	2,345
DERIVATIVES-HEDGE ACCOUNTING	3,628	3,280	98,861
of which: OTC - credit institutions	3,409	2,971	45,517
of which: OTC - other financial corporations	201	222	49,605
of which: OTC - other	16	86	3,429

	Millions of Euros
Derivatives - Hedge accounting Breakdown by type of risk and type of hedge December 2015	Assets	Liabilities	Notional amount - Total hedging
Interest rate	1,660	875	55,767
OTC options	187	128	1,390
OTC other	1,473	747	54,377
Organized market options	-	-	-
Organized market other	-	-	-
Equity	12	74	2,500
OTC options	-	72	791
OTC other	12	2	1,709
Organized market options	-	-	-
Organized market other	-	-	-
Foreign exchange and gold	675	389	3,335
OTC options	-	-	1
OTC other	675	388	3,334
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
Commodities	-	-	-
Other	-	-	-
FAIR VALUE HEDGES	2,347	1,337	61,602
Interest rate	204	319	13,593
OTC options	-	-	-
OTC other	204	318	13,329
Organized market options	-	-	-
Organized market other	-	1	264
Equity	-	-	-
Foreign exchange and gold	242	34	2,382
OTC options	42	12	1,493
OTC other	200	22	889
Organized market options	-	-	-
Organized market other	-	-	-
Credit	-	-	-
Commodities	-	-	-
Other	-	-	-
CASH FLOW HEDGES	446	353	15,974
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	47	304
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	697	732	17,919
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	-	-	-
DERIVATIVES-HEDGE ACCOUNTING	3,538	2,726	100,858
of which: OTC - credit institutions	3,413	2,366	49,776
of which: OTC - other financial corporations	95	256	47,881
of which: OTC - other	29	103	2,936

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of June 30, 2016 are:

	Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	88	1,346	1,487	971	3,892
Payable cash outflows	55	1,148	1,485	1,028	3,717

The above cash flows will have an impact on the Group’s consolidated income statements until 2050.

During the six months ended June 30, 2016 and 2015 there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test during the six months ended June 30, 2016 and 2015 was not material.

16.     Investments in subsidiaries, joint ventures and associates

16.1     Associates and joint venture entities

The breakdown of the balance of “Investments in joint ventures and associates” (see note 2.1) in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Associates Entities and joint ventures. Breakdown by entities	June 2016	December 2015
Joint ventures
Fideicomiso 1729 invex enajenacion de cartera	60	66
Fideicomiso F 403853 5 BBVA Bancomer ser.zibata	36	44
PSA Finance Argentina compañia financiera S.A.	18	23
Other joint ventures	87	111
Subtotal	201	243
Associates Entities
Metrovacesa, S.A.	488	351
Metrovacesa Suelo y Promoción, S.A.	208	-
Atom Bank PLC	53	-
Brunara SICAV, S.A.	52	54
Servired Sociedad Española de Medios de Pago, S.A	9	92
Other associates	120	139
Subtotal	929	636
Total	1,131	879

Details of the joint ventures and associates of June 30, 2016 are shown in Appendix II.

The following is a summary of the changes in the six months ended June 30, 2016 and as of December 31, 2015 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates Entities and joint ventures. Changes in the Year	June 2016	June 2015
Balance at the beginning	879	4,509
Acquisitions and capital increases	418	407
Disposals and capital reductions	(28)	(6)
Transfers and changes of consolidation method	(7)	(2)
Share of profit and loss (Note 38)	1	195
Exchange differences	(22)	(210)
Dividends, valuation adjustments and others	(110)	(233)
Balance at the end	1,131	4,660

The changes in the six months ended June 30, 2016, are mainly as result of the capital increase of Metrovacesa in February 2016 in which the Group subscribed through debt capitalization and property granting; and through a subsequent Split in March 2016 of Metrovacesa Suelo y Promoción, S.A..

Appendix III provides notifications on acquisitions and disposals of holdings in subsidiaries, joint ventures and associates, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988

16.2         Other information about associates and joint ventures

If these entities had been consolidated rather than accounted for using the equity method, the change in each of the lines of balance sheet and the consolidated income statement would not be significant.

As of June 30, 2016 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).

As of June 30, 2016 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).

16.3         Impairment

As described in IAS 36, when there is indicator of impairment, the book value of the associates and joint venture entities should be compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. As of June 30, 2016 and 2015, there was no significant impairments recognized.

17.      Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Tangible Assets. Breakdown by Type of Asset Cost Value, Amortizations and impairments	June 2016	December 2015
Property plant and equipment
For own use
Land and Buildings	5,872	5,858
Work in Progress	326	545
Furniture, Fixtures and Vehicles	7,505	7,628
Accumulated depreciation	(5,758)	(5,654)
Impairment	(350)	(354)
Subtotal	7,595	8,021
Leased out under an operating lease
Assets leased out under an operating lease	939	668
Accumulated depreciation	(223)	(202)
Impairment	(11)	(10)
Subtotal	705	456
Subtotal	8,300	8,477
Investment property
Building rental	1,874	2,013
Other	313	378
Accumulated depreciation	(115)	(116)
Impairment	(756)	(808)
Subtotal	1,317	1,467
Total	9,617	9,944

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches
Branches by Geographical Location	June 2016	December 2015
Spain	3,788	3,811
Mexico	1,821	1,818
South America	1,673	1,684
The United States	677	669
Turkey	1,146	1,109
Rest of Eurasia	48	54
Total	9,153	9,145

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of June 30, 2016 and December 31, 2015:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	June 2016	December 2015
BBVA and Spanish subsidiaries	4,459	4,584
Foreign subsidiaries	5,159	5,360
Total	9,617	9,944

18.     Intangible assets

18.1        Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), is as follows:

	Millions of Euros
Breakdown by CGU and Changes during the first semester of 2016	Balance at the Beginning	Additions (*)	Exchange Differences	Impairment	Other	Balance at the End
United States	5,328	-	(103)	-	-	5,225
Mexico	602	-	(50)	-	-	552
Colombia	176	-	10	-	-	186
Chile	62	-	3	-	-	65
Turkey	622	-	(6)	-	2	618
Other	20	8	-	-	-	27
Total	6,811	8	(146)	-	2	6,674

(*)	Corresponding to the acquisition of the entity “Holvi Payment Service OY”.

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2015	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,767	12	549	-	-	5,328
Turkey	-	672	(50)	-	-	622
Mexico	638	-	(35)	-	-	602
Colombia	208	-	(31)	-	-	176
Chile	65	-	(3)	-	-	62
Rest	20	-	(1)	-	-	20
Total	5,697	684	429	-	-	6,811

	Millions of Euros
Breakdown by CGU and Changes during the first semester of 2015	Balance at the Beginning	Additions (*)	Exchange Differences	Impairment	Other	Balance at the End
The United States	4,767	12	406	-	-	5,184
Mexico	638	-	12	-	-	650
Colombia	208	-	1	-	-	209
Chile	65	-	2	-	-	68
Other	20	-	-	-	-	20
Total	5,697	12	421	-	-	6,130

(*)	Corresponding to the acquisition of the entity “4D Internet Solutions Inc.” also knows as “Spring Studio”.

Impairment Test

As described in Note 2.2.8, the cash-generating units (CGUs) to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment.

As of June 30, 2016 and 2015, no indicators of impairment have been identified in any of the main CGUs.

Goodwill in business combinations 2015

Catalunya Banc

As stated in Note 3, in the six month ended June 30, 2015 the Group acquired 98.4% of the share capital of the Catalunya Banc.

Shown below are details of the carrying amount of the consolidated assets and liabilities of Catalunya Banc prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated in accordance with the IFRS-3 acquisition method.

	Millions of Euros
Valuation and calculation of badwill for the acquisition of stake in Catalunya Banc	Carrying Amount	Fair Value
Acquisition cost (A)	-	1,165
Cash on hand	616	616
Financial assets held for trading	341	341
Available-for-sale financial assets	1,845	1,853
Loans and receivables	37,509	36,766
Held-to-maturity investments (*)	-	-
Fair value changes of the hedged items in portfolio hedge of interest rate risk	23	23
Derivatives – Hedge accounting	845	845
Non-current assets and disposal groups classified as held for sale	274	193
Investments in subsidiaries, joint ventures and associates	209	293
Tangible assets	908	626
Intangible assets	7	129
Other assets	581	498
Financial Liabilities Held for Trading	(332)	(332)
Financial liabilities at Amortized Cost	(41,271)	(41,501)
Fair value changes of the hedged items in portfolio hedge of interest rate risk	(490)	(490)
Derivatives – Hedge accounting	(535)	(535)
Provisions	(1,248)	(1,667)
Other liabilities	(84)	(84)
Deferred tax	3,312	3,630
Total fair value of assets and liabilities acquired (B)	-	1,205
Non controlling Interest Catalunya Banc Group (**) (C)	2	2
Non controlling Interest after purchase (D)	-	12
Badwill (A)-(B)+(C )+(D)	-	(26)

(*)	After the purchase, it has been reclassified under the heading “Available-for-sale financial assets”
(**)	It corresponds to non-controlling interests that Catalunya Banc held, prior to integration in the BBVA Group

Because the resulting goodwill was negative, the net fair value of identifiable assets acquired and lesser liabilities assumed was initially estimated as of June 30, 2015 in an amount of 22 million euros but subsequently the calculation was modified to 26 million euros a gain was recognized in the accompanying consolidated income statement for 2015 under the heading “Badwill” (see Note 2.2.7).

The calculation of this amount was subject to change, since the estimate of all the fair values has been reviewed and, according to IFRS-3, they may be modified during a period of one year from the acquisition date (April 2015). After the deadline, there are not been significant changes in that amount recorded in the year 2015.

Garanti Bank

As stated in Note 3, in the year ended December 31, 2015 the Group acquired 14.89% of the share capital of the Garanti Bank.

Shown below are details of the carrying amount of the consolidated assets and liabilities of Garanti Bank prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated in accordance with the IFRS-3 acquisition method.

	Millions of Euros
Valuation and calculation of goodwill in Garanti Bank	Carrying Amount	Fair Value
Acquisition cost (A)	-	5,044
Cash on hand	8,915	8,915
Financial assets held for trading	419	419
Available-for-sale financial assets	14,618	14,773
Loans and receivables	58,495	58,056
Non-current assets and disposal groups classified as held for sale	-	3
Investments in subsidiaries, joint ventures and associates	14	21
Hedging Derivatives	785	1,399
Non-current assets held for sale	11	1,542
Other assets	3,715	3,651
Financial liabilities at Amortized Cost	(70,920)	(70,920)
Provisions	(394)	(698)
Other liabilities	(6,418)	(6,418)
Deferred tax	263	109
Total fair value of assets and liabilities acquired (B)	9,503	10,852
Non controlling Interest Garanti Group (C)	5,669	5,669
Non controlling Interest after purchase (D)	-	811
Goodwill (A)-(B)+(C )+(D)	-	672

The estimate as of December 31, 2015, in accordance with the acquisition method, which compares the fair value assigned to the acquired assets and liabilities of Garanti Bank along with the intangible assets identifies, as well as the cash payment carried out by the Group related to the transaction generates a goodwill.

As of June 30, 2016, the calculation of this amount was subject to change, since the estimate of all the fair values was being reviewed and, according to IFRS-3, they may be modified during a period of one year from the acquisition date (July 2015). Subsequent to the abovementioned date, the Group has finalized said process without significant changes.

18.2 Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other intangible assets	June 2016	December 2015
Computer software acquisition expenses	1,929	2,030
Other intangible assets with a infinite useful life	612	632
Other intangible assets with a definite useful life	721	801
Total	3,262	3,464

The amortization amounts included under this heading for the six months ended June 30, 2016 and 2015 are detailed in Note 45.

19.       Tax assets and liabilities

19.1       Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

19.2       Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of June 30, 2016 are 2010 and subsequent years for the main taxes applicable.

The remainders of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be reasonably estimated at the present time. However, the Group considers that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

19.3         Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

	Millions of Euros
	June 2016		June 2015
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %
Profit or (-) loss before tax	3,391		3,899
From continuing operations	3,391		3,899
From discontinued operations	-		-

Taxation at Spanish corporation tax rate 30%	1,017		1,170

Lower effective tax rate from our foreign entities (*)	(135)		(105)
Mexico	(57)	25.65%	(77)	24.49%
Chile	(11)	15.00%	(14)	15.87%
Venezuela	6	33.28%	(12)	24.54%
Colombia	(9)	26.16%	(6)	27.66%
Peru	(102)	19.86%	-
Others	38		4
Revenues with lower tax rate (dividends)	(43)		(46)
Equity accounted earnings	(1)		(83)
Other effects	82		5
Current income tax	920		941
Of which:			-
Continuing operations	920		941
Discontinued operations	-		-

(*)	Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective income tax rate for the Group in the first semester 2016 and 2015 is as follows:

	Millions of Euros
Effective Tax Rate	June 2016	June 2015
Income from:
Consolidated Tax Group	(43)	1,138
Other Spanish Entities	53	61
Foreign Entities	3,381	2,700
Total	3,391	3,899
Income tax and other taxes	920	941
Effective Tax Rate	27.13%	24.13%

19.4         Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

	Millions of Euros
Tax recognized in total equity	June 2016	December 2015
Charges to total equity Debt securities	(991)	(593)
Equity instruments	297	113
Subtotal	(694)	(480)
Total	(694)	(480)

19.5         Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes deferred tax assets. The balance under the “Tax liabilities” heading includes to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax assets and liabilities	June 2016	December 2015
Tax assets-
Current tax assets	1,164	1,901
Deferred tax assets	16,168	15,878
Pensions	1,082	1,022
Financial Instruments	1,644	1,474
Impairment losses	1,380	1,346
Other	1,497	1,535
Secured tax assets (*)	9,533	9,536
Tax losses	1,032	965
Total	17,332	17,779
Tax Liabilities-
Current tax liabilities	664	1,238
Deferred tax liabilities	3,585	3,483
Financial Instruments	2,056	1,907
Charge for income tax and other taxes	1,529	1,576
Total	4,249	4,721

(*)	Laws guaranteeing the deferred tax assets have been approved in Spain and Portugal in 2013 and 2014.

The most significant movements in the first half of 2016 compared to the year 2015 derived from the followings concepts:

	Millions of Euros
Guaranteed tax assets and liabilities	June 2016		December 2015
Changes in the Period	Deferred Assets	Deferred Liabilities	Deferred Assets	Deferred Liabilities
Balance at the beginning	15,878	3,483	10,391	3,177
Pensions	60	-	120	-
Financials Instruments	170	149	554	(189)
Other assets	(38)	-	95	-
Impairment losses	34	-	305	-
Guaranteed Tax assets (*)	(3)	-	4,655	-
Tax Losses	67	-	(242)	-
Charge for income tax and other taxes	-	(47)	-	495
Balance at the end	16,168	3,585	15,878	3,483

(*)	Acquisition of Catalunya Bank S.A in 2015.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish and Portuguese governments, broken down by the items that originated those assets is as follows:

	Millions of Euros

Secured tax assets	June 2016	December 2015
Pensions	1,904	1,904
Impairment losses	7,629	7,632
Total	9,533	9,536

As of June 30, 2016, non-guaranteed net deferred tax assets of the above table amounted to €3,050 million (€2,859 million as of December 31, 2015), which broken down by major geographies is as follows:

●

Spain: Net deferred tax assets recognized in Spain totaled €1,653 million as of June 30, 2016 (€1,437 million as of December 31, 2015). €1,030 million of the figure recorded in the six months ended June 30, 2016 for net deferred tax assets related to tax credits and tax loss carry forwards and €623 million relate to temporary differences.

●

Mexico: Net deferred tax assets recognized in Mexico amounted to €630 million as of June 30, 2016 (€608 million as of December 31, 2015). 99.97 % of deferred tax assets as of June 30, 2016 relate to temporary differences. The remainders are tax credits carry forwards.

●

South America: Net deferred tax assets recognized in South America amounted to €328 million as of June 30, 2016 (€330 million as of December 31, 2015). All the deferred tax assets relate to temporary differences.

●

United States: Net deferred tax assets recognized in the United States amounted to €238 million as of June 30, 2016 (€300 million as of December 31, 2015). All the deferred tax assets relate to temporary differences.

●

Turkey: Net deferred tax assets recognized in Turkey amounted to €183 million as of June 30, 2016 (152 million as of December 31, 2015). The first semester of 2016, all the deferred tax assets correspond to €2 million of tax credits related to tax losses carry forwards and deductions and €181 million relate to temporary differences.

Based on the information available as of June 30, 2016, including historical levels of benefits and projected results available to the Group for the coming years, it is considered that sufficient taxable income will be generated for the recovery of above mentioned unsecured deferred tax assets when they become deductible according to the tax laws.

As of June 30, 2016 and December 31, 2015, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized deferred tax liabilities in the accompanying consolidated balance sheets taxes, amounted to 716 and 656 million euros respectively.

20.      Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other assets and liabilities. Breakdown by nature	June 2016	December 2015
ASSETS-
Inventories	3,868	4,303
Real estate companies	3,824	4,172
Others	44	131
Transactions in progress	203	148
Accruals	958	804
Unaccrued prepaid expenses	697	558
Other prepayments and accrued income	261	246
Other items	3,359	3,311
Total Assets	8,388	8,566
LIABILITIES-
Transactions in progress	69	52
Accruals	2,506	2,609
Unpaid accrued expenses	1,903	2,009
Other accrued expenses and deferred income	603	600
Other items	2,413	1,949
Total Liabilities	4,988	4,610

The heading “Inventories” includes the net book value of land and building purchases that the Group’s Real estate entities have available for sale or as part of their business. Balances under this heading include mainly real estate assets acquired by these entities from distressed customers (mostly in Spain), net of their corresponding losses. The impairment included under the heading “Impairment or reversal of impairment on non-financial assets” of the accompanying consolidated financial statements were €80 million, €100 million for the first semester of 2016 and 2015 respectively (see Note 48). The roll-forward of our inventories from distressed customers is provided below:

	Millions of Euros

Inventories from Distressed Customers	June 2016	June 2015
Gross value
Balance at the beginning	9,446	9,119
Business combinations and disposals (*)	-	580
Acquisitions	132	338
Disposals	(551)	(428)
Others	(162)	141
Balance at the end	8,865	9,750
Accumulated impairment losses	(5,166)	(5,316)
Carrying amount	3,699	4,434

(*)	Mainly assets from Catalunya Banc acquisition in 2015.

21.	Non-current assets and disposal groups classified as held for sale

The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-current assets and disposal groups classified as held for sale Breakdown by items	June 2016	December 2015
Foreclosures and recoveries	3,972	3,991
Foreclosures	3,783	3,775
Recoveries from financial leases	189	216
Other assets from:	411	706
Property, plant and equipment	219	267
Operating leases	29	47
Investment properties (*)	163	392
Business sale - Assets	41	37
Accrued amortization (*)	(56)	(80)
Impairment losses	(1,216)	(1,285)
Total Non-current assets and disposal groups classified as held for sale	3,152	3,369

(*)	Net of accumulated amortization until reclassified as non-current assets and disposal groups held for sale.

22.	Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Financial liabilities measured at amortised cost	Notes	June 2016	December 2015
Deposits		508,110	511,992
Deposits from Central Banks	9	32,709	40,087
Deposits from Credit Institutions	22.1	69,118	68,543
Customer deposits	22.2	406,284	403,362
Debt securities issued	22.3	75,498	81,980
Other financial liabilities	22.4	14,137	12,141
Total		597,745	606,113

22.1.    Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros
Deposits from credit institutions	Notes	June 2016	December 2015
Reciprocal accounts		242	160
Deposits with agreed maturity		35,423	37,859
Demand deposits		4,862	4,121
Other accounts		143	149
Repurchase agreements	35	28,298	26,069
Subtotal		68,968	68,358
Accrued interest until expiration		149	185
Total		69,118	68,543

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Deposits from Credit institutions June 2016	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	919	6,545	1,495	8,959
Rest of Europe	1,314	15,708	21,071	38,093
Mexico	173	720	4,785	5,678
United States	207	2,999	593	3,799
South America	2,053	4,749	1	6,803
Turkey	328	1,026	12	1,366
Rest of the world	141	3,934	345	4,420
Total	5,135	35,681	28,302	69,118

	Millions of Euros
Deposits from Credit Institutions December 2015	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	951	6,718	593	8,262
Rest of Europe	801	15,955	23,140	39,896
Mexico	54	673	916	1,643
South America	212	3,779	432	4,423
United States	1,892	5,497	2	7,391
Turkey	355	1,423	8	1,786
Rest of the world	53	4,108	981	5,142
Total	4,318	38,153	26,072	68,543

22.2.    Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Customer deposits	Notes	June 2016	December 2015
General Governments		30,588	25,343
Of which:
Repurchase agreements	35	-	7,556
Current accounts		109,615	112,273
Savings accounts		83,354	82,975
Fixed-term deposits		161,988	165,125
Repurchase agreements	35	18,641	15,711
Subordinated deposits		236	285
Other accounts		759	812
Accumulated other comprehensive income		1,102	839
Total		406,284	403,362
Of which:
In Euros		199,490	203,053
In foreign currency		206,794	200,309
Of which:
Deposits from other creditors without valuation adjustment		405,549	402,689
Accrued interests		735	673

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

	Millions of Euros
Customer Deposits June 2016	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	97,146	65,568	2,025	164,739
Rest of Europe	6,334	21,089	10,385	37,808
Mexico	36,299	11,456	5,933	53,688
The United States	23,960	21,618	287	45,865
Turkey	43,903	15,111	-	59,014
South America	10,461	28,931	11	39,403
Rest of the world	692	5,075	-	5,767
Total	218,795	168,848	18,641	406,284

	Millions of Euros
Customer Deposits December 2015	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	86,564	70,816	11,309	168,689
Rest of Europe	5,514	22,833	7,423	35,770
Mexico	36,907	10,320	4,195	51,422
South America	24,574	19,591	304	44,469
The United States	47,071	15,893	24	62,988
Turkey	9,277	26,744	15	36,036
Rest of the world	357	3,631	-	3,988
Total	210,264	169,828	23,270	403,362

22.3.      Debt securities issued (including bonds and debentures)

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Debt securities issued	June 2016	December 2015
In Euros	44,903	51,449
Promissory bills and notes	568	456
Non-convertible bonds and debentures at floating interest rates	3,504	3,375
Non-convertible bonds and debentures at fixed interest rates	5,343	6,389
Mortgage Covered bonds	23,121	28,740
Hybrid financial instruments	557	384
Securitization bonds made by the Group	3,547	4,580
Accrued interest and others (*)	1,169	1,425
Subordinated liabilities	7,094	6,100
Convertible	4,000	3,000
Convertible perpetual securities	4,000	3,000
Non-convertible	3,053	3,041
Preferred Stock	361	358
Other subordinated liabilities	2,692	2,683
Accrued interest and others (*)	41	59
In Foreign Currency	30,596	30,531
Promissory bills and notes	777	192
Non-convertible bonds and debentures at floating interest rates	1,164	1,240
Non-convertible bonds and debentures at fixed interest rates	13,481	13,553
Mortgage Covered bonds	147	146
Hybrid financial instruments	2,217	2,392
Securitization bonds made by the Group	2,750	3,039
Accrued interest and others (*)	270	254
Subordinated liabilities	9,790	9,715
Convertible	1,413	1,439
Convertible perpetual securities	1,413	1,439
Non-convertible	7,720	7,818
Preferred Stock	600	616
Other subordinated liabilities	7,120	7,202
Accrued interest and others (*)	657	458
Total	75,498	81,980

(*)	Hedging operations and issuance costs

Most of the foreign currency issues are denominated in U.S. dollars.

Promissory notes were issued by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A.U. and BBVA US Senior, S.A.U. The promissory notes issued by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A.U. and BBVA US Senior, S.A.U., are guaranteed jointly, severally and irrevocably by the Bank.

The senior debt issued by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd. are guaranteed jointly, severally and irrevocably by the Bank. (included within “Non-convertible bonds and debentures at floating interest rates” and “Non-convertible bonds and debentures at fixed interest rates” in the table above).

Of the above, the issuances of BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U., BBVA Global Finance, Ltd., Caixa Terrassa Societat de Participacions Preferents, S.A.U. and CaixaSabadell Preferents, S.A.U., are jointly, severally and irrevocably guaranteed by the Bank. The balance variances are mainly due to the following transactions:

Convertible perpetual securities

On April 8, 2016, BBVA carried out the fourth issuance of perpetual securities eventually convertible into new ordinary shares of BBVA, (additional tier I capital instruments) without pre-emption rights, for a total amount of €1,000 million. These securities are listed in the Global Exchange Market of the Irish Stock Exchange. This issuance was targeted only at qualified foreign investors and in any case would not be made or subscribed in Spain or by Spanish-resident investors.

On February, 10 2015, BBVA carried out the third issuance of perpetual securities eventually convertible into new ordinary shares of BBVA, (additional tier I capital instruments) without pre-emption rights, for a total amount of €1,500 million. These securities are listed in the Global Exchange Market of the Irish Stock Exchange. This issuance was targeted only at qualified foreign investors and in any case would not be made or subscribed in Spain or by Spanish-resident investors.

These perpetual securities issued are convertible into new ordinary shares of BBVA if the common equity Tier 1 (CET 1) of the individual or consolidated Bank is below the 5.125%, among other assumptions.

These issues are redeemable, total or partially, at BBVA’s election after, at least, five years from the issue date, in accordance with the terms of each issue and with prior consent of the Bank of Spain or any other relevant authority.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	June 2016	December 2015
BBVA International Preferred, S.A.U. (*)	828	842
Unnim Group (**)	111	109
Compass Group	21	22
BBVA Colombia, S.A.	1	1
Total	962	974

(*)	Listed on the London and New York stock exchanges.

(**)	Unnim Group: Issuances prior to the acquisition by BBVA.

These issues were fully subscribed at the moment of the issue by investors outside the Group and are redeemable at the issuer company’s option after five years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

Amortization of preferred securities

In addition, on February, 27, 2015 BBVA Capital Finance, S.A.U., BBVA International Limited, Caixa de Manlleu Preferents, S.A.U., Caixa Terrassa Societat de Participacions Preferents, S.A.U. CaixaSabadell Preferents, S.A.U. carried out the early redemption of following issuances which amounted to €46 million.

Other subordinated liabilities

On February 27, 2015, BBVA announced the early redemption of some issuances that amounted to €36 million.

22.4        Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	June 2016	December 2015
Creditors for other financial liabilities	4,136	3,303
Collection accounts	3,375	2,369
Creditors for other payment obligations	6,108	5,960
Dividend payable but pending payment (Note 4)	518	509
Total	14,137	12,141

23.      Liabilities under reinsurance and insurance contracts

The Group has insurance subsidiaries mainly in Spain and Latin America (mostly in Mexico). The main product offered by the insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

There are two types of life-saving insurance products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by employers to cover their commitments to their employees.

The insurance business is affected by different risks, including those that are related to the BBVA Group such as credit risk, market risk, liquidity risk and operational risk and the methodology for risk measurement applied in the insurance activity is similar (see Note 7), although it has a differentiated management due to the particular characteristics of the insurance business, such as the coverage of contracted obligations and the long term of the commitments. Additionally, the insurance business generates certain specific risks, of a probabilistic nature:

●	Technical risk: arises from deviations in the estimation of the casualty rate of insurances, either in terms of numbers, the amount of such claims and the timing of its occurrence.

●	Biometric risk: depending on the deviations in the expected mortality behavior or the survival of the insured persons.

The insurance industry is highly regulated in each country. In this regard, it should be noted that the insurance industry is undergoing a gradual regulatory transformation through new capital regulations risk-based, which have already been published in several countries.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under “Insurance and reinsurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under this heading is as follows:

	Millions of Euros
Liabilities under Insurance and Reinsurance Contracts Technical Reserve and Provisions	June 2016	December 2015
Mathematical reserves	7,971	8,101
Provision for unpaid claims reported	706	697
Provisions for unexpired risks and other provisions	658	609
Total	9,335	9,407

The cash flows of those Liabilities under Reinsurance and reinsurance contracts are shown below:

	Millions of Euros
Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Liabilities under Insurance and Reinsurance Contracts	1,656	1,362	1,490	4,827	9,335

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 95% of the insurance revenues), where the modeling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are based on IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

	Mortality table		Average technical interest type
MATHEMATICAL RESERVES	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GKM80/GKM95/95% PASEM Hombre Own tables	Tables of the Comision Nacional De Seguros y Fianzas 2000- individual	1.42% - 1.91%	2.5%
Group insurance(2)	PERM/F2000	Tables of the Comision Nacional De Seguros y Fianzas 2000- group	1.56% - 3.62%	5.5%

(1)     Provides coverage in the case of one or more of the following events: death and disability

(2)     Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees

The table below shows the mathematical reserves by type of product as of June 30, 2016 and December 31, 2015:

	Millions of Euros
Technical Reserves by type of insurance product	June 2016	December 2015
Mathematical reserves	7,971	8,101
Individual life insurance (1)	4,755	4,294
Savings	3,849	3,756
Risk	905	526
Others	-	12
Group insurance (2)	3,216	3,807
Savings	3,037	3,345
Risk	179	462
Others	-	-
Provision for unpaid claims reported	706	697
Provisions for unexpired risks and other provisions	658	609
Total	9,335	9,407

(1) Provides coverage in the event of death or disability (2) The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees

The table below shows the contribution of each insurance product to the Group’s income (see Note 43) for the six months ended June 30, 2016 and 2015:

	Millions of Euros
Revenues by type of insurance product	June 2016	June 2015
Life insurance	282	277
Individual	120	129
Savings	2	43
Risk	118	86
Group insurance	162	148
Savings	14	11
Risk	148	137
Non-Life insurance	230	215
Home insurance	77	69
Other non-life insurance products	153	146
Total	512	492

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of June 30, 2016 and December 31, 2015 the balance is €489 million and €511 million, respectively.

24.     Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

		Millions of Euros
Provisions. Breakdown by concepts	Notes	June 2016	December 2015
Pensions and other post employment defined benefit obligations	25	6,243	6,299
Other long term employee benefits		-	-
Pending legal issues and tax litigation		595	616
Commitments and guarantees given		921	714
Other provisions (*):		1,116	1,223
Of which Catalunya Banc Group		392	397
Of which Garanti Group		96	105
Total		8,875	8,852

(*)      Provisions corresponding to different concepts and different geographies that are not individually significant individually, except originated of the Purchase Price Agreement of Catalunya Banc and Garanti Group (See Note 18.1).

Ongoing legal proceedings and litigation

Several entities of the Group are party to legal actions in a number of jurisdictions (including, among others, Spain, Mexico and United States) arising in the ordinary course of business. According to the procedural status of these actions and the assessment by the respective lawyers, BBVA considers that none of such actions is material, individually or in the aggregate, and none is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. The Group’s Management believes that adequate provisions have been made in respect of such legal actions and considers that the possible contingencies that may arise from such on-going legal actions are not material enough to require disclosure to the markets.

25.     Post-employment commitments and others

As stated in Note 2.2.12, the Group has assumed commitments with employees including defined contribution and defined benefit plans (see Glossary), healthcare and other post-employment benefits.

Employees are covered by defined contribution plans in practically all of the countries, in which the Group operates, with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees and with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico, the United States and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both active service and in retirement.

The breakdown of the balance sheet net defined benefit liability as of June 30, 2016 and December 31, 2015 is provided below:

	Millions of Euros
Net Defined Benefit Liability (asset) on the Balance Sheet	June 2016	December 2015
Pension commitments	5,415	5,306
Early retirement commitments	2,688	2,855
Medical benefits commitments	963	1,023
Total commitments	9,066	9,184
Pension plan assets	1,967	1,974
Early retirement plan assets	-	-
Medical benefit plan assets	1,087	1,149
Total plan assets	3,054	3,124
Total net liability / asset on the balance sheet	6,013	6,060
Of which:	-
Net asset on the balance sheet (*)	(230)	(238)
Net liability on the balance sheet (**)	6,243	6,299

(*)      Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (See Note 20)

(**)    Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet (See Note 24)

The amounts relating to post-employment benefits charged to consolidated income statement for the six months ended June 30, 2016 and 2015 are as follows:

		Millions of Euros
Consolidated Income Statement Impact	Notes	June 2016	June 2015
Interest and similar expenses	37.2	53	54
Interest expense		154	151
Interest income		(101)	(97)
Personnel expenses		79	77
Defined contribution plan expense	44.1	45	44
Defined benefit plan expense	44.1	34	33
Provisions (net)	46	195	309
Early retirement expense		131	336
Past service cost expense		4	6
Remeasurements (*)		25	-
Other provision expenses		35	(33)
Total impact on Consolidated Income Statement: Debit (Credit)		326	439

(*)	Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other similar benefits (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the balance sheet as of June 30, 2016 and 2015 are as follows:

	Millions of Euros
Equity Impact	Notes	June 2016	December 2015
Defined benefit plans		164	128
Post-employment medical benefits		-	7
Total impact on equity: Debit (Credit) (*)	2.2.12	164	135

(*) Actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension commitments before income taxes.

25.1     Defined benefit plans

Defined benefit pension commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the six months ended June 30, 2016 and 2015 is presented below.

	Millions of Euros
	June 2016			June 2015
Pension Commitments	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)
Balance at the beginning	9,184	3,124	6,060	8,240	2,555	5,685
Current service cost	34	-	34	33	-	33
Interest income or expense	154	101	53	151	97	52
Contributions by plan participants	2	2	-	-	-	-
Employer contributions	-	10	(10)	-	2	(2)
Past service costs (1)	135	-	135	282	-	282
Remeasurements:	227	38	189	(1)	-	(1)
Return on plan assets (2)	-	-	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-	-
From changes in financial assumptions	229	-	229	-	-	-
Other actuarial gain and losses	(2)	38	(40)	(1)	-	(1)
Benefit payments	(552)	(89)	(463)	(505)	(45)	(460)
Settlement payments	(1)	-	(1)	(1)	-	(1)
Business combinations and disposals	-	-	-	173	-	173
Effect on changes in foreign exchange rates	(154)	(167)	13	29	71	(41)
Other effects	37	34	3	(4)	1	(4)
Balance at the end	9,066	3,054	6,013	8,396	2,681	5,715
Of which
Spain	6,436	380	6,056	5,910	-	5,910
Mexico	1,441	1,637	(195)	1,712	1,993	(281)
The United States	358	324	34	396	353	43
Turkey	452	350	102	-	-	-

(1) Including gains and losses arising from settlements. (2) Excluding interest, which is recorded under “Interest income or expense”.

The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet as of June 30, 2016 includes €390 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management Committee.

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in the United States and Turkey. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined benefit plans have been closed to new entrants, who instead are able to participate in the Group’s defined contribution plans. Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method.

In order to guarantee the good governance of these plans, the Group has established specific benefits committees. These benefit committees include members from the different areas of the business to ensure that all decisions are made taking into consideration all of the associated impacts. Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method.

The following table sets out the key actuarial assumptions used in the valuation of these commitments:

	2016
Actuarial Assumptions	Spain	Mexico	USA	Turkey

Discount rate	1.50%	9.30%	4.30%	10.30%
Rate of salary increase	1.50%	4.75%	3.00%	8.60%
Rate of pension increase	-	2.13%	-	7.10%
Medical cost trend rate	-	6.75%	-	9.94%

Mortality tables	PERM/F 2000P	EMSSA 97	RP 2014	CSO2001

In addition to the commitments to employees shown above, the Group has other less material commitments. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of June 30, 2016 and December 31, 2015 the actuarial liabilities for the outstanding awards amounted to €44 million and €39 million, respectively. These commitments are recorded under the heading “Provisions – Other provisions” of the accompanying consolidated balance sheet (see Note 24).

As described above, the Group maintains both pension and medical benefit commitments with their employees.

Post-employment commitments and other long-term benefits

These pension commitments relate mostly to pensions where the employees are already receiving payment, and which have been determined based on salary and years of service in accordance with the specific plan rules. For most plans pension payments are due on retirement, death and long term disability.

In addition, during the six months ended June 30, 2016, Group entities in Spain offered certain employees the option to take early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 259 employees (695 during the six months ended June 30, 2015). These commitments include both the liability for the benefit payments due as well as the contributions payable to external pension funds during the early retirement period. As of June 30, 2016 and December 31, 2015 the value of these commitments amounted to €2,688 and €2,855 million respectively.

The change in the defined benefit plan obligations and plan assets during the six months ended June 30, 2016 was as follows:

	Millions of Euros
	Defined Benefit Obligation
Pensions and others-June 2016	Spain	Mexico	USA	Turkey	Rest
Balance at the beginning	6,491	518	365	435	356
Current service cost	5	3	2	11	-
Interest income or expense	54	21	7	21	6
Contributions by plan participants	-	-	0	2	-
Employer contributions	-	-	-	-	-
Past service costs (1)	135	-	-	-	-
Remeasurements:	206	-	-	-	21
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	208	-	-	-	21
Other actuarial gain and losses	(2)	-	-	-	-
Benefit payments	(489)	(21)	(7)	(14)	(6)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	(2)	(43)	(7)	(3)	(13)
Other effects	36	-	(2)	-	2
Balance at the end	6,436	478	358	452	365

	Millions of Euros
	Plan Assets
Pensions and others-June 2016	Spain	Mexico	USA	Turkey	Rest
Balance at the beginning	380	596	329	337	333
Current service cost	-	-	-	-	-
Interest income or expense	-	25	6	17	4
Contributions by plan participants	-	-	-	2	-
Employer contributions	-	-	-	6	5
Past service costs (1)	-	-	-	-	-
Remeasurements:	-	-	-	-	38
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	38
Benefit payments	(34)	(21)	(6)	(8)	(5)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	(50)	(6)	(3)	(11)
Other effects	34	-	1	-	-
Balance at the end	380	550	324	350	362

	Millions of Euros
	Net Liability (asset)
Pensions and others-June 2016	Spain	Mexico	USA	Turkey	Rest
Balance at the beginning	6,111	(78)	36	98	23
Current service cost	5	3	2	11	-
Interest income or expense	54	(4)	1	5	2
Contributions by plan participants	-	-	-	-	-
Employer contributions	-	-	-	(6)	(5)
Past service costs (1)	135	-	-	-	-
Remeasurements:	206	-	-	-	(17)
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	208	-	-	-	21
Other actuarial gain and losses	(2)	-	-	-	(38)
Benefit payments	(455)	-	(1)	(5)	(1)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	(2)	7	(1)	(1)	(2)
Other effects	2	-	(3)	-	2
Balance at the end	6,056	(72)	34	102	3
Of which
Vested benefit obligation relating to current employees	98
Vested benefit obligation relating to retired employees	2,904

(1)	Including gains and losses arising from settlements.
(2)	Excluding interest, which is recorded under “Interest income or expense”.

The change in net defined benefit plan liabilities (assets) during the six months ended June 30, 2015 was as follows:

	Millions of Euros
	Defined Benefit Obligation
Pensions and others-June 2015	Spain	Mexico	USA	Rest of the world
Balance at the beginning	5,830	574	362	392
Current service cost	8	4	2	2
Interest income or expense	61	25	7	8
Contributions by plan participants	-	-	-	-
Employer contributions	-	-	-	-
Past service costs (1)	287	(5)	-	-
Remeasurements:	-	-	-	(1)
Return on plan assets (2)	-	-	-	-
From changes in demographic assumptions	-	-	-	-
From changes in financial assumptions	-	-	-	-
Other actuarial gain and losses	-	-	-	(1)
Benefit payments	(447)	(32)	(6)	(5)
Settlement payments	-	-	-	-
Business combinations and disposals	173	-	-	-
Effect on changes in foreign exchange rates	2	10	31	(32)
Other effects	(4)	-	-	-
Balance at the end	5,910	576	396	364

	Millions of Euros
	Plan Assets
Pensions and others-June 2015	Spain	Mexico	USA	Rest of the world
Balance at the beginning	-	668	324	323
Current service cost	-	-	-	-
Interest income or expense	-	30	7	4
Contributions by plan participants	-	-	-	-
Employer contributions	-	-	-	2
Past service costs (1)	-	-	-	-
Remeasurements:	-	-	-	-
Return on plan assets (2)	-	-	-	-
From changes in demographic assumptions	-	-	-	-
From changes in financial assumptions	-	-	-	-
Other actuarial gain and losses	-	-	-	-
Benefit payments	-	(21)	(5)	(4)
Settlement payments	-	-	-	-
Business combinations and disposals	-	-	-	-
Effect on changes in foreign exchange rates	-	12	27	10
Other effects	-	1	-	-
Balance at the end	-	689	353	335

	Millions of Euros
	Net Liability (asset)
	Spain	Mexico	USA	Rest of the world
Balance at the beginning	5,830	(94)	38	70
Current service cost	8	4	2	2
Interest income or expense	61	(5)	-	3
Contributions by plan participants	-	-	-	-
Employer contributions	-	-	-	(2)
Past service costs (1)	287	(5)	-	-
Remeasurements:	-	-	-	(1)
Return on plan assets (2)	-	-	-	-
From changes in demographic assumptions	-	-	-	-
From changes in financial assumptions	-	-	-	-
Other actuarial gain and losses	-	-	-	(1)
Benefit payments	(447)	(11)	(1)	(1)
Settlement payments	-	-	-	-
Business combinations and disposals	173	-	-	-
Effect on changes in foreign exchange rates	2	(2)	4	(41)
Other effects	(4)	(1)	-	-
Balance at the end	5,910	(113)	43	29
Of which
Vested benefit obligation relating to current employees	196
Vested benefit obligation relating to retired employees	5,714

(1)	Includes gains and losses from settlements.
(2)	Excludes interest which is reflected in the line item “Interest income and expenses”.

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through the assets held for a qualified pension plan or an insurance contract.

These insurance contracts meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. and Catalunya Caixa Vida – consolidated subsidiaries – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading “Provisions – Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group’s consolidated assets (registered according to the classification of the corresponding financial instruments). As of June 30, 2016 the value of these separate assets was €3,039 million, representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded,

On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group, and can therefore be considered qualifying insurance policies and plan assets under IAS 19. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of June 30, 2016 and December 31, 2015, the fair value of the aforementioned insurance policies (€380 and €380 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

Pensions benefits are paid by the insurance companies with whom BBVA has insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using “cash flow matching” techniques to ensure that benefits can be met when due, guaranteeing both the actuarial and interest rate risk.

In Mexico, there is a defined benefit plan for employees hired prior to 2001. Other employees participate in a defined contribution plan. External funds/trusts have been constituted locally to meet benefit payments as required by local regulation.

In The United States there are mainly two defined benefit plans, both closed to new employees, who instead are able to join a defined contribution plan. External funds/trusts have been constituted locally to fund the plans, as required by local regulation.

In 2008, the Turkish government passed a law to unify the different existing pension systems under a single umbrella of Social Security. Such system provides for the transfer of the various prior funds established.

The financial sector is In this stage at present, maintaining these pension commitments managed by external pension funds (foundations) established for that purpose.

The foundation that maintains the assets and liabilities relating to employees of Garanti in Turkey, as per the local regulatory requirements, has registered an obligation amounting to €36 million as of December 31, 2015 pending future social security transfer.

Furthermore, the Group has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

Medical benefit commitments

The change in defined benefit obligations and plan assets during the six months ended June 30, 2016 and 2015 was as follows:

	Millions of Euros
	June 2016			June 2015
Medical Benefits Commitments	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,022	1,149	(127)	1,083	1,240	(157)
Current service cost	12	-	12	16	-	16
Interest income or expense	44	50	(6)	50	57	(7)
Contributions by plan participants	-	-	-	-	-	-
Employer contributions	-	-	-	-	-	-
Past service costs (1)	-	-	-	-	-	-
Remeasurements:	-	-	-	-	-	-
Return on plan assets (2)	-	-	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-	-
Benefit payments	(15)	(15)	-	-	(15)	-
Settlement payments	(1)	-	(1)	(16)	-	(1)
Business combinations and disposals	-	-	-	-	-	-
Effect on changes in foreign exchange rates	(86)	(97)	11	18	22	(4)
Other effects	-	-	-	-	-	-
Balance at the end	977	1,087	(110)	1,151	1,303	(153)

(1)	Including gains and losses arising from settlements.
(2)	Excluding interest, which is recorded under “Interest income or expense”.

The valuation of these benefits and their accounting treatment in the accompanying consolidated financial statements follow the same methodology as that employed in the valuation of pension commitments.

In Mexico there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by medical insurance policy. An external trust has been constituted locally to fund the plan, in accordance with local legislation and Group policy.

In Turkey employees are currently provided with medical benefits through a foundation in collaboration with the social security system, although local legislation prescribes the future unification of this and similar systems into the general social security system itself.

Estimated benefit payments

The estimated benefit payments over the next ten years for all the entities in Spain, Mexico, United States and Turkey are as follows:

	Millions of Euros
Estimated Benefit Payments	2016	2017	2018	2019	2020	2021-2025

Commitments in Spain	416	747	661	576	495	1,411
Commitments in Mexico	40	81	87	92	97	579
Commitments in United States	8	16	17	17	18	104
Commitments in Turkey	13	16	18	19	22	165
Total	476	860	783	704	632	2,259

Plan assets

The majority of the Group’s defined benefit plans are funded by plan assets held in external funds/trusts legally separate from the Group sponsoring entity. However, in accordance with local regulation, some commitments are not externally funded and covered through internally held provisions, principally those relating to early retirements in Spain.

Plan assets are those assets which will be used to directly settle the assumed commitments and which meet the following conditions: they are not part of the Group sponsoring entity’s assets, they are available only to pay post-employment benefits and they cannot be returned to the Group sponsoring entity.

To manage the assets associated with defined benefit plans, BBVA Group has established investment policies designed according to criteria of prudence and minimizing the financial risks associated with plan assets.

The investment policy consists of investing in a low risk and diversified portfolio of assets with maturities consistent with the term of the benefit obligation and which, together with contributions made to the plan, will be sufficient to meet benefit payments when due, thus mitigating the plans‘ risks.

In those countries where plan assets are held in pension funds or trusts, the investment policy is developed consistently with local regulation. When selecting specific assets, current market conditions, the risk profile of the assets and their future market outlook are all taken into consideration. In all the cases, the selection of assets takes into consideration the term of the benefit obligations as well as short-term liquidity requirements.

The risks associated with these commitments are those which give rise to a deficit in the defined benefit plan. A deficit could arise from factors such as a fall in the market value of plan assets, an increase in long-term interest rates leading to a decrease in the fair value of fixed income securities, or a deterioration of the economy resulting in more write-downs and credit rating downgrades.

The table below shows the allocation of plan assets of the main companies of the BBVA Group as of June 30, 2016:

Millions of Euros
Plan Assets Breakdown	June 2016
Cash or cash equivalents	81
Other debt securities (Government bonds)	2,170
Property, fixtures and materials	1
Mutual funds	1
Asset-backed securities	58
Insurance contracts	5
Other	8
Total	2,324
Of which:
Bank account in BBVA	20
Debt securities issued by BBVA	5

In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.

The following table provides details of investments in Level 1 (listed securities) as of June 30, 2016:

Millions de euros
Investments in listed markets	June 2016
Cash or cash equivalents	81
Other debt securities (Government bonds)	2,170
Mutual funds	1
Asset-backed securities	58
Total	2,310
Of which:
Bank account in BBVA	20
Debt securities issued by BBVA	5

The remainders of the assets are mainly invested in Level 2 assets in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2015, almost all of the assets related to employee’s commitments corresponded to fixed income securities.

25.2     Defined contribution commitments

Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.

Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding financial year. No liability is therefore recognized in the accompanying consolidated balance sheet (See Note 44.1).

26.     Common stock

As of June 30, 2016, BBVA’s common stock amounted to €3,175,375,383.25 divided into 6,480,357,925 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the Spanish stock market, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange. Also, as of June 30, 2016, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., and BBVA Banco Frances, S.A. were listed on their respective local stock markets. BBVA Banco Frances, S.A. is also listed on the Latin American market (Latibex) of the Madrid Stock Exchange and on the New York Stock Exchange.

As of June 30, 2016, State Street Bank and Trust Co., Chase Nominees Ltd and The Bank of New York Mellon SA NV in their capacity as international custodian/depositary banks, held 12.39%, 4.70%, and 5.33% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On 5 July, 2016, the Blackrock, Inc. reported to the Spanish Securities and Exchange Commission (CNMV) that, it now has an indirect holding of BBVA common stock totaling 5,264%, of which 4,735% are voting rights attributed to shares and 0,529% are voting rights through financial instruments.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2014	6,171,338,995	3,024
Dividend option - January 2015	53,584,943	26
Dividend option - April 2015	80,314,074	39
Dividend option - October 2015	61,442,106	30
As of December 31, 2015	6,366,680,118	3,120
Dividend option - April 2016	113,677,807	56
As of June 30, 2016	6,480,357,925	3,175

“Dividend Option” Program in 2016:

The AGM held on March 11, 2016 under Third Point of the Agenda, adopted four resolutions on capital increase to be charged to reserves, to once again implement the program called the “Dividend Option” (see Note 4), pursuant to article 297.1 a) of the Spanish Corporate Enterprises Act, conferring on the Board of Directors the authority to indicate the date on which said capital increases should be carried out, within one year of the date of the AGM, including the power not to implement any of the resolutions, when deemed advisable.

On March 31, 2016, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €55,702,125.43 through the issue and circulation of 113,677,807 shares with a €0.49 par value each.

“Dividend Option” Program in 2015:

The AGM held on March 13, 2015 under Point Four of the Agenda, adopted four resolutions on capital increase to be charged to reserves, to once again implement the program called the “Dividend Option” (see Note 4), pursuant to article 297.1 a) of the Spanish Corporate Enterprises Act, conferring on the Board of Directors the authority to indicate the date on which said capital increases should be carried out, within one year of the date of the AGM, including the power not to implement any of the resolutions, when deemed advisable.

Formerly, on December 17, 2014, Board of Directors of BBVA approved the execution of the third of the capital increases charged to reserves agreed by the aforementioned AGM. As of January 14, 2015, the Bank’s common stock increased by €26,256,622.07 through the issue and circulation of 53,584,943 ordinary shares with a €0.49 par value each, of the same class and series as the shares currently in circulation, without issuance premium and represented by book entries.

On March 25, 2015, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €39,353,896.26 through the issue and circulation of 80,314,074 shares with a €0.49 par value each.

Likewise, on September 30, 2015, the Board of Directors of BBVA approved the execution of the second of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €30,106,631.94 through the issue and circulation of 61,442,106 shares with a €0.49 par value each.

Convertible and/or exchangeable securities:

At the AGM held on March 16, 2012 the shareholders resolved, in Point Five of the Agenda, to delegate to the Board of Directors the authority to issue bonds, convertible and/or exchangeable into BBVA shares, for a maximum total of €12 billion. The authority include the right to establish the different aspects and conditions of each issue; to exclude the pre-emptive subscription right of shareholders in accordance with the Corporations Act; to determine the basis and methods of conversion and/or exchange; and to increase the Banks common stock as required to address the conversion commitments.

During 2014 and 2013 respectively, BBVA, exercising the authority delegated by the AGM held on March 16, 2012 under point Five of its Agenda, issued perpetual securities eventually convertible into new ordinary shares of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million and $1,500 million (€1,378 million as of December 31, 2015). Similarly on February 10, 2015, BBVA issued perpetual securities eventually convertible into new ordinary shares of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million. On April 8, 2016, BBVA SA has agreed to carry out an issue of perpetual contingent convertible securities, convertible into issued ordinary shares of BBVA, without pre-emption rights, for a total amount of €1,000 million.

Other securities:

At the AGM held on March 13, 2015, in Point Three of the agenda, the shareholders resolve to delegate to the Board of Directors, the authority to issue, within the three-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of fixed-income securities, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the Bank or by another company, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250 billion.

27.     Share premium

As of June 30, 2016 and December 31, 2015, the balance under this heading in the accompanying consolidated balance sheets was €23,992 million. During the six months ended June 30, 2016 there were no changes.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

28.     Retained earnings, revaluation reserves and other reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheet is as follows:

		Millions of Euros
Retained earnings, revaluation reserves and other reserves. Breakdown by concepts	Notes	June 2016	December 2015
Legal reserve	28.1	624	605
Restricted reserve for retired capital	28.2	224	213
Reserves for balance revaluations		20	22
Voluntary reserves		8,396	6,971
Total reserves holding company		9,264	7,811
Consolidation reserves attributed to the Bank and dependents consolidated companies.		14,420	14,701
Total		23,685	22,512

28.1        Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. The transfer must be made until the legal reserve reaches 20% of the common stock.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

28.2        Restricted reserves

As of June 30, 2016 and December 31, 2015, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	June 2016	December 2015
Restricted reserve for retired capital	88	88
Restricted reserve for Parent Company shares and loans for those shares	134	123
Restricted reserve for redenomination of capital in euros	2	2
Total	224	213

The restricted reserve for retired capital resulted from the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the Introduction of the Euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

28.3        Retained earnings, revaluation reserves and other reserves by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Retained earnings, Revaluation reserves and Other reserves	June 2016	December 2015
Accumulated income ans Revaluation reserves
Holding Company	11,997	13,392
BBVA Bancomer Group	9,382	8,178
BBVA Seguros, S.A.	1,642	1,631
Corporacion General Financiera, S.A.	1,167	1,192
BBVA Banco Provincial Group	1,752	1,751
BBVA Chile Group	1,264	1,115
Compañía de Cartera e Inversiones, S.A.	(17)	(17)
Anida Grupo Inmobiliario, S.L.	519	527
BBVA Suiza, S.A.	(1)	(4)
BBVA Continental Group	611	506
BBVA Luxinvest, S.A.	51	33
BBVA Colombia Group	803	656
BBVA Banco Francés Group	839	621
Banco Industrial De Bilbao, S.A.	54	33
Uno-E Bank, S.A.	(61)	(62)
Gran Jorge Juan, S.A.	(30)	(40)
BBVA Portugal Group	(477)	(511)
Participaciones Arenal, S.L.	(180)	(180)
BBVA Propiedad S.A.	(430)	(412)
Anida Operaciones Singulares, S.L.	(4,130)	(3,962)
Grupo BBVA USA Bancshares	(1,022)	(1,459)
Garanti Turkiye Bankasi Group	127	-
Catalunya Banc Group and Unnim Real Estate	(189)	(403)
Bilbao Vizcaya Holding S.A	104	73
BBVA Autorenting, S.A.	(38)	(49)
Other	81	1
Subtotal	23,818	22,610
Reserves or accumulated losses of investments in joint ventures and associates
Metrovacesa	(139)	(143)
Other	6	45
Subtotal	(133)	(98)
Total	23,685	22,512

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

29.     Treasury shares

In the six months ended June 30, 2016 and 2015 the Group entities performed the following transactions with shares issued by the Bank:

	June 2016		June 2015
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	38,917,665	309	41,510,698	350
+ Purchases	196,240,388	1,012	207,345,203	1,793
- Sales and other changes	(206,800,398)	(1,150)	(240,558,916)	(2,063)
+/- Derivatives on BBVA shares	-	-	-	(5)
+/- Other changes	-	(5)	-	-
Balance at the end	28,357,655	166	8,296,985	75
Of which:
Held by BBVA, S.A.	6,497,039	33	2,838,648	27
Held by Corporación General Financiera, S.A.	21,860,616	133	5,426,095	48
Held by other subsidiaries	-	-	32,242	-
Average purchase price in Euros	5.16		8.64
Average selling price in Euros	5.56		8.60
Net gain or losses on transactions (Stockholders’ funds-Reserves)		(34)		2

The percentages of treasury stock held by the Group in the six months ended June 30, 2016 and 2015 are as follows:

	June 2016			June 2015
Treasury Stock	Min	Max	Closing	Min	Max	Closing

% treasury stock	0.266%	0.756%	0.438%	0.000%	0.806%	0.132%

The number of BBVA shares accepted by the Group in pledge of loans as of June 30, 2016 and December 31, 2015 is as follows:

Shares of BBVA Accepted in Pledge	June 2016	December 2015

Number of shares in pledge	95,753,170	92,703,291
Nominal value	0.49	0.49
% of share capital	1.48%	1.46%

The number of BBVA shares owned by third parties but under management of a company within the Group as of June 30, 2016 and December 31, 2015 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	June 2016	December 2015
Number of shares owned by third parties	93,545,132	92,783,913
Nominal value	0.49	0.49
% of share capital	1.44%	1.46%

30.     Accumulated other comprehensive income

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Accumulated other comprehensive income	June 2016	December 2015

Items that will not be reclassified to profit or loss	(943)	(859)
Actuarial gains or (-) losses on defined benefit pension plans	(943)	(859)
Non-current assets and disposal groups classified as held for sale	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates	-	-
Other adjustments	-	-
Items that may be reclassified to profit or loss	(3,384)	(2,490)
Hedge of net investments in foreign operations [effective portion]	(338)	(274)
Foreign currency translation	(4,776)	(3,905)
Hedging derivatives. Cash flow hedges [effective portion]	62	(49)
Available-for-sale financial assets	1,686	1,674
Non-current assets and disposal groups classified as held for sale	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates	(18)	64
Total	(4,327)	(3,349)

The balances recognized under these headings are presented net of tax.

The main variation is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not euros. In this regard, the increase in item “Foreign currency translation” in the above table in the first semester of 2016 is related to the depreciation of the exchange rates of the functional currencies against the euro.

31.     Non-controlling interests

The breakdown by groups of consolidated entities of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	June 2016	December 2015

BBVA Colombia Group	61	58
BBVA Chile Group	335	314
BBVA Banco Continental Group	926	913
BBVA Banco Provincial Group	88	100
BBVA Banco Francés Group	207	220
Garanti Group (Note 3)	6,826	6,460
Other companies	84	85
Total	8,527	8,149

These amounts are broken down by groups of consolidated entities under the heading “Profit - Attributable to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Profit attributable to Non-Controlling Interests	June 2016	June 2015

BBVA Colombia Group	5	7
BBVA Chile Group	14	25
BBVA Banco Continental Group	92	105
BBVA Banco Provincial Group	(6)	7
BBVA Banco Francés Group	34	37
Garanti Group (Note 3)	495	-
Other companies	6	19
Total	639	200

Dividends distributed to non-controlling interests of the Group during the six months ended June 30, 2016 are: BBVA Banco Continental €90 million, BBVA Chile €12 million, BBVA Banco Francés €12 million, Garanti Group €106 million, BBVA Colombia €4 million, and other Spanish entities accounted for €4 million.

32.     Capital base and capital management

Capital base

As of June 30, 2016 and December 31, 2015, equity is calculated in accordance with current regulation on minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated group– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by the current regulation are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said regulation and the internal corporate governance obligations.

The European Central Bank (ECB), following the Supervisory Review and Evaluation Process (SREP) conducted in 2015, has required that BBVA Group maintain a CET1 phased-in ratio of 9.5% at both individual and consolidated levels.

The ECB’s decision establishes that the required CET1 ratio of 9.5% includes:

●	the minimum CET1 ratio required by Pillar 1; for these purposes Pillar 1 corresponds to the minimum CET1 ratio required by Article 92(1)(a) of Regulation (EU) No. 575/2013.

●	the ratio required by Pillar 2 corresponds to the CET1 ratio required in excess of the minimum CET1 ratio, in accordance with Article 16(2)(a) of Regulation (EU) No. 1024/2013; and

●	the capital conservation buffer which will be required starting on January 1, 2016 by Article 44 of Act 10/2014 and its implementing regulations.

Additionally, given that the Entity was included in 2014 on the list of global systemically important financial institutions, in 2016 BBVA will apply, at the consolidated level, a G-SIB buffer of 0.25%, bringing the total minimum requirement for phased-in CET1 in 2016 at the consolidated level to 9.75%.

However, since BBVA has been excluded from the list of global systemically important financial institutions in 2015 (which is updated every year by the Financial Stability Board (FSB)), as of January 1, 2017, the G-SIB buffer will only apply to BBVA in 2016, (notwithstanding the possibility that the FSB or the supervisor may include BBVA on it in the future).

Moreover, the supervisor has informed BBVA that it is included on the list of other systemically important financial institutions, and a D-SIB buffer of 0.5% of the fully-loaded ratio applies at the consolidated level. It will be implemented gradually from January 1, 2016 to January 1, 2019 by an increase of 0.125% annually. However, BBVA will not have to meet the D-SIB buffer in 2016, since the capital requirement for 2016 under the G-SIB buffer is greater than that for the D-SIB buffer. The D-SIB buffer shall therefore only apply beginning in January 1, 2017.

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of June 30, 2016 and December 31, 2015 is shown below: (please note that the information for the latter period has been adapted to the new presentation format for comparison purposes):

	Millions of Euros
Eligible capital resources	Reconciliation of total equity with regulatory capital June 2016 (*)	Reconciliation of total equity with regulatory capital December 2015
Capital	3,175	3,120
Share premium	23,992	23,992
Retained earnings, revaluation reserves and other reserves	23,685	22,512
Other equity instruments (net)	21	35
Treasury shares	(166)	(309)
Attributable to the parent company	1,832	2,642
Attributable dividend	(777)	(1,352)
Total Equity	51,762	50,640
Accumulated other comprehensive income	(4,327)	(3,349)
Non-controlling interests	8,527	8,149
Shareholders’ equity	55,962	55,440
Shares and other eligible preferred securities	6,179	5,302
Deductions	(6,028)	(4,411)
Intangible assets	(5,679)	(3,901)
Fin. treasury shares	(90)	(95)
Indirect treasury shares	(260)	(415)
Equity not eligible at solvency level	(470)	(828)
Temporary CET 1 adjustments	(494)	(788)
Capital gains from the Available-for-sale debt instruments portfolio	(711)	(796)
Capital gains from the Available-for-sale equity portfolio	217	8
Differences from solvency and accounting level	25	(40)
Other adjustments and deductions	(1,904)	(1,647)
Common Equity Tier 1 (CET 1)	47,559	48,554
Additional Tier 1 before Regulatory Adjustments	6,179	5,302
Total Regulatory Adjustments of Additional Tier 1	(3,374)	(5,302)
Tier 1	50,364	48,554
Tier 2	11,742	11,646
Other deductions	-	-
Total Capital (Total Capital=Tier 1 + Tier 2)	62,106	60,200
	-	-

Total Minimum equity required (**)	38,557	38,125

(*) Provisional data

Variations in the amount of Tier 1 Common Equity in the above table are mainly explained by the organic generation of capital in the first semester leaning against the recurrence of the results and the efficient management and allocation of capital line with the strategic objectives of the Group.

Additionally, there is a negative effect on the minority interests and deductions due to the regulatory phase-in calendar of 60% in 2016 compared with 40% in 2015.

During the first semester of the year, BBVA Group has completed the additional Tier 1 capital recommended by the Regulator (1.5% of Risk-Weighted Assets) with the issuance of perpetual securities eventually convertible into shares, classified as additional Tier 1 equity instruments (contingent convertible) under the solvency rules and contributing to the ratio of Tier 1 stood at 12.7%

Finally, the total capital ratio is located at 15.7% reflecting the effects discussed above.

The increase in minimum capital requirements is mainly due to the consideration of the aforementioned new prudential capital requirements applicable to BBVA.

A reconciliation of the balance sheet to the accounting and regulatory scope (provisional data) as of June 30, 2016 is provided below:

		Millions of Euros
Public balance sheet headings	Public balance sheet	Insurance companies and real estate companies	Jointly- controlled entities and other adjustments	Regulatory balance sheet
Cash and balances with central banks and other demand deposits	25,127	-	151	25,278
Financial assets held for trading	84,532	(1,086)	2,416	85,862
Other financial assets designated at fair value through profit or loss	2,148	(2,148)	-	-
Available for sale financial assets	90,638	(20,939)	25	69,724
Loans and receivables	470,543	(1,281)	1,777	471,039
Held to maturity investments	19,295	-	-	19,295
Fair value changes of the hedged items in portfolio hedges of interest rate risk	83	-	-	83
Hedging derivatives	3,628	(126)	(9)	3,493
Non-current assets held for sale	3,152	(18)	(42)	3,092
Investments in entities accounted for using the equity method	1,131	4,517	(150)	5,498
Other	45,763	(2,223)	1,688	45,228
Total assets	746,040	(23,304)	5,856	728,592

Capital management

Capital management in the BBVA Group has a twofold aim:

●	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

●

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out determining the capital base and the solvency ratios established by the prudential and minimum capital requirements also have to be met for the entities subject to prudential supervision in each country.

The current regulation allows each entity to apply its own internal ratings-based (IRB) approach to risk assessment and capital management, subject to Bank of Spain approval. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios (see Note 7).

33.     Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of euros
Loan commitments and financial guarantees	June 2016	December 2015

Financial guarantees given
Collateral, bank guarantees and indemnities	39,419	39,971
Rediscounts, endorsements and acceptances	654	538
Letter of credit and others	10,054	9,367
Total financial guarantees given	50,127	49,876
Loan Commitments given
Balances drawable by third parties:	108,759	123,620
Credit institutions	852	921
Government and other government agencies	2,400	2,570
Other resident sectors	27,345	27,334
Non-resident sector	78,162	92,795
Other contingent liabilities	16,685	12,113
Total loan commitments given	125,444	135,733

Total Loan commitments and financial guarantees	175,571	185,609

Non performing financial guarantees given amounted €622 and €664 million as of June 30, 2016 and December 31, 2015, respectively.

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the six months ended June 30, 2016 and in 2015 no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

34.     Other contingent assets and liabilities

As of June 30, 2016 and December 31, 2015 there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the financial statements.

35.     Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of June 30, 2016 and December 31, 2015 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	June 2016	December 2015

Financial instruments sold with repurchase commitments		49,522	68,401
Central Banks	9	2,583	19,065
Credit Institutions	22.1	28,298	26,069
General governments	22.2	-	7,556
Other resident sectors	22.2	12,157	11,092
Non-resident sectors	22.2	6,484	4,619

Financial instruments purchased with resale commitments		16,186	16,935
Central Banks	9	198	149
Credit Institutions	13.1	10,347	11,749
General governments	13.2	664	326
Other resident sectors	13.2	4,547	3,952
Non-resident sectors	13.2	430	758

A breakdown of the maturity of other payment obligations, not included in previous notes, due after June 30, 2016 is provided below:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	276	272	272	2,208	3,028
Purchase commitments	35	-	-	-	35
Technology and systems projects	10	-	-	-	10
Other projects	24	-	-	-	24
Total	311	272	272	2,208	3,062

36.     Transactions on behalf of third parties

As of June 30, 2016 and December 31, 2015 the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	June 2016	December 2015

Financial instruments entrusted by third parties	678,667	664,911
Conditional bills and other securities received for collection	16,315	15,064
Securities lending	3,875	4,125
	698,858	684,100

As of June 30, 2016 and December 31, 2015 the customer funds managed by the BBVA Group are as follows:

	Millions of Euros
Customer Funds by Type	June 2016	December 2015

Asset management by type of customer (*):
Collective investment	53,487	54,419
Pension funds	32,061	31,542
Customer portfolios managed on a discretionary basis	41,198	42,074
Of which:
Portfolios managed on a discretionary	17,421	19,919
Other resources	3,370	3,786
Customer resources distributed but not managed by type of product:
Collective investment	4,343	4,181
Insurance products	40	41
Other	28	31
Total	134,527	136,074

(*)	Excludes balances from securitization funds.

37.     Interest income and expense

37.1        Interest income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest Income Breakdown by Origin	June 2016	June 2015

Central Banks	99	62
Loans and advances to credit institutions	161	102
Loans and advances to customers	10,635	8,310
General governments	213	294
Resident sector	1,521	1,690
Non resident sector	8,901	6,326
Debt securities	2,135	1,563
Held for trading	494	505
Available-for-sale financial assets	1,641	1,059
Adjustments of income as a result of hedging transactions	(208)	(161)
Insurance activity	569	507
Other income	311	282
Total	13,702	10,665

The amounts recognized in consolidated equity in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during both periods are given in the accompanying “Consolidated statements of recognized income and expenses”.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	June 2016	June 2015

Hedging derivatives. Cash flow hedges [effective portion]	5	28
Fair value hedges	(213)	(189)
Total	(208)	(161)

37.2        Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest Expenses Breakdown by Origin	June 2016	June 2015

Central banks	93	47
Deposits from credit institutions	697	447
Customers deposits	2,921	1,721
Debt securities issued	1,196	1,159
Adjustments of expenses as a result of hedging transactions	(293)	(439)
Cost attributable to pension funds (Note 25)	53	54
Insurance activity	387	365
Other expenses	284	216
Total	5,338	3,570

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	June 2016	June 2015

Hedging derivatives. Cash flow hedges [effective portion]	15	(15)
Fair value hedges	(308)	(424)
Total	(293)	(439)

37.3        Average return on investments and average borrowing cost

The detail of the average return on investments in the six months ended June 30, 2016 and 2015 is as follows:

	Millions of Euros
	June 2016			June 2015
Assets	Average Balances	Interest income	Average Interest Rates (%)	Average Balances	Interest income	Average Interest Rates (%)
Cash and balances with central banks and other demand deposits	25,003	5	0.04	23,391	2	0.02
Securities portfolio and derivatives	207,222	2,562	2.49	204,974	1,951	1.92
Loans and advances to central banks	17,215	99	1.15	7,084	62	1.77
Loans and advances to credit institutions	27,865	163	1.18	26,839	120	0.90
Loans and advances to customers	412,000	10,748	5.25	353,392	8,437	4.81
Euros	203,819	1,918	1.89	188,383	2,181	2.33
Foreign currency	208,182	8,830	8.53	165,009	6,256	7.65
Other assets	53,184	125	0.47	45,926	93	0.41
Totals	742,490	13,702	3.71	661,606	10,665	3.25

The average borrowing cost in the six months ended June 30, 2016 and 2015 is as follows:

	Millions of Euros
	June 2016			June 2015
Liabilities	Average Balances	Interest expenses	Average Interest Rates (%)	Average Balances	Interest expenses	Average Interest Rates (%)
Deposits from central banks and credit institutions	102,555	952	1.87	88,739	611	1.39
Customer deposits	404,701	3,027	1.50	338,154	1,719	1.03
Euros	203,558	420	0.41	174,434	566	0.65
Foreign currency	201,143	2,607	2.61	163,720	1,154	1.42
Debt securities issued	89,982	876	1.96	84,612	837	2.00
Other liabilities	90,117	483	1.08	97,085	403	0.84
Equity	55,135	-	-	53,016	-	-
Totals	742,490	5,338	1.44	661,606	3,570	1.09

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
Interest Income and Expenses Change in the Balance	June 2016 / June 2015			June 2015 / June 2014
	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks and other demand deposits	-	3	4	2	(2)	-
Securities portfolio and derivatives	27	584	611	402	(631)	(228)
Loans and advances to Central Banks	89	(53)	37	(63)	15	(48)
Loans and advances to credit institutions	5	38	43	39	(69)	(30)
Loans and advances to customers
In Euros	185	(448)	(263)	226	(552)	(326)
In other currencies	1,659	915	2,574	2,106	(1,838)	268
Other assets	15	17	32	10	18	29
Interest income			3,037			(335)
Deposits from central banks and credit institutions	97	244	341	71	(140)	(68)
Customer deposits
Domestic	96	(242)	(146)	192	(587)	(394)
Foreign	268	1,186	1,454	349	(426)	(77)
Debt securities issued	56	(17)	38	44	(153)	(110)
Other liabilities	(28)	108	80	105	(161)	(57)
Interest expenses			1,768			(706)
Net Interest Income			1,269			371

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

38.     Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	June 2016	June 2015

Dividends from:
Financial assets held for trading	106	89
Available-for-sale financial assets	195	147
Total	301	236

39.      Share of profit or loss of entities accounted for using the equity method

“Investments in Entities Accounted for Using the Equity Method” amounted to €1 million for the first semester of 2016 compared with the €195 million recorded for the first semester of 2015, mainly as a result of the decrease in the contribution from Garanti Group due to the change in consolidation method (see Note 3).

40.     Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	June 2016	June 2015

Bills receivables	27	38
Demand accounts	224	176
Credit and debit cards	1,293	937
Checks	100	115
Transfers and others payment orders	278	187
Insurance product commissions	88	61
Commitment fees	121	84
Contingent risks	201	154
Asset Management	415	416
Securities fees	171	143
Custody securities	60	67
Other fees and commissions	335	424
Total	3,313	2,801

41.     Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	June 2016	June 2015

Commissions for selling insurance	30	37
Credit and debit cards	613	414
Transfers and others payment orders	51	39
Other fees and commissions	269	192
Total	963	682

42.      Gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains or losses on financial assets and liabilities Breakdown by Heading of the Balance Sheet	June 2016	June 2015
Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	683	649
Available-for-sale financial assets	469	613
Loans and receivables	77	37
Other	137	(1)
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	24	17
Gains or losses on financial assets and liabilities held for trading, net	106	161
Gains or losses from hedge accounting, net	(171)	-
Total	642	826

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains or losses on financial assets and liabilities Breakdown by nature of the Financial Instrument	June 2016	June 2015
Debt instruments	510	303
Equity instruments	(149)	160
Loans and advances to customers	33	40
Derivatives	249	316
Costumer deposits	3	(6)
Other	(4)	14
Total	642	826

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives - Hedge accounting	June 2016	June 2015

Derivatives
Interest rate agreements	(116)	411
Security agreements	373	136
Commodity agreements	14	-
Credit derivative agreements	16	99
Foreign-exchange agreements	128	(333)
Other agreements	4	4
Subtotal	419	316
Hedging Derivatives Ineffectiveness
Fair value hedges	(170)	(10)
Hedging derivative	(585)	161
Hedged item	414	(171)
Cash flow hedges	-	10
Subtotal	(170)	-
Total	249	316

In addition, in the six months ended June 30, 2016 and 2015, under the heading “Gains or losses on financial assets and liabilities held for trading, net” of the consolidated income statement, net amounts of positive €253 million and positive €105 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

43.      Other operating income and expenses and insurance and reinsurance contracts incomes and expenses

The breakdown of the balance under the headings “Other operating income” and “Income on insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other operating income and income on insurance and reinsurance contracts	June 2016	June 2015
Other operating income	716	546
Financial income from non-financial services	447	358
Of which: Real estate companies	296	267
Rest of other operating income	268	189
Of which: from rented buildings	39	43
Income on insurance and reinsurance contracts	1,958	1,725
Total	2,673	2,271

The breakdown of the balance under the heading “Other operating expenses” and “Expenses on insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other operating expenses and expenses on insurance and reinsurance contracts	June 2016	June 2015
Other operating expenses	1,186	911
Change in inventories	312	264
Of Which: Real estate companies	258	233
Rest of other operating expenses	874	647
Expenses on insurance and reinsurance contracts	1,446	1,233
Total	2,632	2,144

44.      Administration costs

44.1      Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of euros
Personnel Expenses	Notes	June 2016	June 2015
Wages and salaries		2,587	2,221
Social security costs		403	348
Defined contribution plan expense	25	45	44
Defined benefit plan expense	25	34	33
Other personnel expenses		255	242
Total		3,324	2,888

The breakdown of the average number of employees in the BBVA Group in the six months ended June 30, 2016 and 2015 by professional categories and geographical areas, is as follows:

	Average Number of Employees
Average Number of Employees by Geographical Areas	June 2016	June 2015
Spanish banks
Management Team	1,039	1,030
Other line personnel	23,382	21,841
Clerical staff	4,044	3,667
Branches abroad	747	749
Subtotal (*)	29,212	27,287
Companies abroad
Mexico	29,969	29,476
United States	9,951	9,931
Turkey (*)	23,897	-
Venezuela	5,175	5,234
Argentina	5,926	5,638
Colombia	5,734	5,596
Peru	5,395	5,335
Other	4,802	4,719
Subtotal	90,849	65,929
Pension fund managers	325	329
Other non-banking companies	17,077	17,038
Total	137,463	110,583
Of Which:
Men	63,053	52,056
Women	74,410	58,527
BBVA, S.A.	25,077	25,754

(*)	Increases due to changes of scope (see Note 3).

The breakdown of the number of employees in the BBVA Group as of June 30, 2016 and 2015 by category and gender, is as follows:

Number of Employees at the period end	June 2016		June 2015
Professional Category and Gender	Male	Female	Male	Female
Management Team	1,389	353	1,546	358
Other line personnel	38,881	38,978	31,942	29,132
Clerical staff	22,770	34,939	20,288	30,962
Total	63,040	74,270	53,776	60,452

43.1.1      Share-based employee remuneration

The amounts recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements for the six months ended June 30, 2016 and 2015 corresponding to the plans for remuneration based on equity instruments in each year, amounted to €20 and €16 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Stockholders’ funds - Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s remuneration plans based on equity instruments are described below.

System of Variable Remuneration in Shares

In BBVA, the annual variable remuneration applying to all employees consists of a one incentive only, paid in cash, awarded once a year and linked to the achievement of previously established goals and to a sound risk management based on the design of incentives that are aligned with the company’s long-term interests and that take into account current and future risks (hereinafter, the “Annual Variable Remuneration”).

Nevertheless, the remuneration policy of the BBVA Group, in force since 2015, has a specific settlement and payment scheme of the Annual Variable Remuneration applicable to those employees, including the executive directors and members of the BBVA Senior Management, performing professional activities that may have a significant impact on the risk profile of the Group or engaged in control functions (hereinafter, the “Identified Staff”), that includes, among others, the payment in shares of part of their Annual Variable Remuneration.

This remuneration policy was approved for the directors by the Annual General Meeting, March 13, 2015.

The specific settlement and payment scheme for the Annual Variable Remuneration of executive directors and members of the Senior Management is described in Note 54, while the rules listed below are applicable to the rest of the Identified Staff:

●	The Annual Variable Remuneration of members of the Identified Staff will be paid in equal parts in cash and BBVA shares.

●

The payment of 40% of the Annual Variable Remuneration, - 50% in the case of the executive directors and the members of the Senior Management - both in cash and in shares, will be deferred in its entirety for three years. Its accrual and payment will be subject to compliance with a series of multi-year indicators related to share performance and the Group’s basic control and risk management metrics measuring solvency, liquidity and profitability, which will be calculated throughout the deferral period (hereinafter “Multi-year Performance Indicators”). These Multi-year Performance Indicators may lead to a reduction in the amount deferred, and might even bring it down to zero, but they will not be used under any circumstances to increase the aforementioned deferred remuneration.

●

All the shares delivered to these beneficiaries would be unavailable for a period of time after they have vested, according to the rules explained in the previous paragraph. This withholding will be applied against the net amount of the shares, after deducting any tax accruing on the shares received.

●	A prohibition is also established against hedging with unavailable vested shares and shares pending reception.

●

Moreover, circumstances have been established in which the payment of the deferred Annual Variable Remuneration may be limited or impeded (“malus” clauses), as well as the adjustment to update these deferred parts.

●

Finally, the variable component of the remuneration corresponding to any one financial year of those in the Identified Staff will be limited to an upper threshold of 100% of the fixed component of the total remuneration, unless the General Meeting should resolve to raise this limit which, in any event, may not exceed 200% of the fixed component of the total remuneration.

In this regard, the Annual General Meeting held on March 14, 2014 resolved, in line with applicable legislation, the application of the maximum level of variable remuneration up to 200% of the fixed remuneration for a specific group of employees whose professional activities have a material impact on the Group’s risk profile or are engaged in control functions. Additionally, the General Meeting held on March 13, 2015, resolved to enlarge this group, whose variable remuneration will be subject to the maximum threshold of 200% of the fixed component of their total remuneration. This is entirely consistent with the Recommendations Report issued by the BBVA’s Board of Directors on February 3, 2015.

According to the settlement and payment scheme mentioned above, in the first half of 2016 a number of 5,187,750 shares corresponding to the initial payment of 2015 Annual Variable Remuneration were delivered to the beneficiary members of the Identified Staff.

Additionally, the remuneration policy prevailing until 2014 provided a specific settlement and payment scheme for the variable remuneration of the Identified Staff that established a deferral period of three years for the Annual Variable Remuneration, being the deferred amount paid in thirds over this period.

According to this prior scheme, during the first half of 2016 the shares corresponding to the deferred parts of the Annual Variable Remuneration paid in shares from previous years, and their corresponding adjustments in cash, were delivered to the beneficiary members of the Identified Staff, giving rise during the first half 2016, of a total of 945,053 shares corresponding to the first deferred third of the 2014 Annual Variable Remuneration were granted, and €349,670 as adjustments for updates of the shares granted; a total of 438,082 shares corresponding to the second deferred third of the 2013 Annual Variable Remuneration, and €340,828 in adjustments for updates; and a total of 502,622 shares corresponding to the final third of the 2012 Annual Variable Remuneration, with €551,879 in adjustments for updates.

Likewise, in the first half of 2016 the Identified Staff received the shares corresponding to the deferred parts of the long-term incentive programmes in the United States, as outlined below:

When the term of the Long-Term Incentive 2010-2012 Plan for the BBVA Compass Management Team ended, on December 31, 2012, it was settled pursuant to the conditions established when it began.

For those beneficiaries of this programme who are members of the Identified Staff, it was agreed that the same settlement and payment rules would be applied mentioned above, in line with the remuneration policy in force prior to 2015 which established a payment of the deferred amount in thirds over the deferral period.

Thus, in the first half of 2016 those beneficiaries who are members of the Identified Staff in BBVA Compass have been awarded 6,314 shares, corresponding to the last third of the deferred part of the shares resulting from the settlement of the 2010-2012 Long-Term Incentive Share Plan, and €6,933 in the adjustment to the updated share value.

Additionally, BBVA Compass’ remuneration structure includes long-term incentive programmes for remuneration in shares for employees in certain key positions. These plans run over a three-year term. On June 30, 2016 there is one programme in force (2014-2016). During the first half of 2016, 206,190 shares corresponding to this programme were delivered.

44.2         General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	June 2016	June 2015
Technology and systems	333	293
Communications	151	122
Advertising	205	170
Property, fixtures and materials	547	468
Of which: Rent expenses (*)	313	271
Taxes other than income tax	228	203
Other expenses	855	783
Total	2,319	2,039

(*) The consolidated companies do not expect to terminate the lease contracts early.

45.      Depreciation

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation	Notes	June 2016	June 2015
Tangible assets	17	345	287
For own use		333	276
Investment properties		12	11
Assets leased out under financial lease		-	-
Other Intangible assets	18.2	344	285
Total		689	572

46.      Provisions or reversal of provisions

In the six months ended June 30, 2016 and 2015 the net provisions charged to in this heading of the income statement were as follows:

		Millions of Euros
Provisions or reversal of provisions	Notes	June 2016	June 2015
Pensions and other post employment defined benefit obligations	25	195	309
Commitments and guarantees given		13	1
Pending legal issues and tax litigation		27	11
Other Provisions		27	71
Total		262	392

47.      Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss

The breakdown of Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	Notes	June 2016	June 2015
Available-for-sale financial assets	12	133	3
Debt securities		125	2
Other equity instruments		8	1
Loans and receivables	7.3.5	1,977	2,134
Of which: Recovery of written-off assets	7.3.4	263	213
Total		2,110	2,137

48.      Impairment or reversal of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment or reversal of impairment on non-financial assets	Notes	June 2016	June 2015
Intangible assets	18.1	-	-
Other intangible assets	18.2	-	3
Tangibles assets for own use	17	9	16
Investment properties	17	10	9
Inventories	20	80	100
Total		99	128

49.      Gains (losses) on derecognized of non-financial assets and subsidiaries, net

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains or losses on derecognition of non-financial assets and investments in subsidiaries, joint ventures and associates, net	June 2016	June 2015
Gains
Disposal of investments in subsidiaries	29	(25)
Disposal of tangible assets and other	32	51
Losses:
Disposal of investments in subsidiaries	-	-
Disposal of tangible assets and other	(24)	(3)
Total	37	23

50.      Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	Notes	June 2016	June 2015
Gains on sale of real estate		19	12
Impairment of non-current assets held for sale	21	(94)	(99)
Gains on sale of investments classified as non current assets held for sale		-	-
Gains on sale of equity instruments classified as non current assets held for sale (*)		-	878
Total		(75)	791

(*)	Includes various sales in CNCB (see Note 3)

51.      Consolidated statements of cash flows

Cash flows from operating activities decreased in the six months ended June 30, 2016 by €5,449 million (compared with an increase of €2,086 million in six months ended June 30 2015). The most significant reason for the change occurred under the heading “Loans and receivables” and “Financial assets held for trading”.

The variances in cash flows from investing activities decreased in the six months ended June 30, 2016 by €1,703 million (€1,867 million decrease in same period of 2015). The most significant reason for the change occurred under the heading “Held-to-maturity investments” as a result of the acquisition of held to maturity portfolio by the end of the first half of 2016.

The variances in cash flows from financing activities increased in the six months ended June 30, 2016 by €53 million (€1,215 million increase in same period of 2015).

52.       Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group in the six months ended June 30, 2016 with their respective auditors and other audit entities are as follows:

Millions of Euros
Fees for Audits Conducted	June 2016
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit (*)	15.2
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	1.7
Fees for audits conducted by other firms	0.4
Total
Of which:
Spain	-
Mexico	-
USA	0.1

(*) Including fees pertaining to annual statutory audits (€11.6 million).

In the six months ended June 30, 2016, other entities in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros
Other Services Contracted	June 2016
Firms belonging to the Deloitte worldwide organization	0.5
Other firms	13.4

The services provided by the auditors meet the independence requirements established under Audit of Accounts Law RD 1/2011 and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

53.       Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As date of June 30, 2016 and 2015, the following are the transactions with related parties:

53.1	Transactions with significant shareholders

As of June 30, 2016 and 2015, there were no shareholders considered significant (see Note 26).

53.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

	Millions of Euros
Balances arising from transactions with Entities of the Group	June 2016	December 2015
Assets:
Loans and advances to credit institutions	5	122
Loans and advances to customers	471	710
Liabilities:
Deposits from credit institutions	-	2
Customer deposits	723	449
Debt certificates	-	-
Memorandum accounts:
Financial guarantees given	1,654	1,671
Contingent commitments	11	28

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

	Millions of Euros
Balances of Income Statement arising from transactions with Entities of the Group	June 2016	June 2015
Income statement:
Financial incomes	15	28
Financial costs	-	2
Fee and Commission Income	4	5
Fee and Commission Expenses	27	19

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments, as described in Note 25; and the futures transactions arranged by BBVA Group with these entities, associates and joint ventures.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

53.3	Transactions with members of the Board of Directors and Senior Management

The information on the remuneration of the members of the BBVA Board of Directors and Senior Management is included in Note 54.

As of June 30, 2016 there were no loans granted by the Group’s entities to the members of the Board of Directors. As of December 31, 2015, the amount availed against the loans by the Group’s entities to the members of the Bank’s Board of Directors was €200 thousand. As of June 30, 2016 and December 31, 2015 the amount availed against the loans by the Group’s entities to the members of Senior Management (excluding the executive directors) amounted to €6,107 and €6,641 thousand, respectively.

As of June 30, 2016, there were no loans granted to parties related to the members of the Board of Directors and as of December 31, 2015, the amount availed against the loans to parties related to the members of the Bank’s Board of Directors was €10,000 thousand. As of June 30, 2016 and December 31, 2015 the amount availed against the loans to parties related to members of the Senior Management amounted to €83 and €113 thousand, respectively.

As of June 30, 2016 and December 31, 2015 no guarantees had been granted to any member of the Board of Directors.

As of June 30, 2016 and December 31, 2015 no guarantees had been granted to any member of the Senior Management

As of June 30, 2016 and December 31, 2015 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €8 and €1,679 thousand, respectively.

53.4	Transactions with other related parties

In the six months ended June 30, 2016 and December 31, 2015 the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were carried out at arm’s-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, result of operations and financial condition.

54.     Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management

●	Remuneration for non-executive directors received in the first half of 2016

The remuneration paid to the non-executive members of the Board of Directors during the first half of 2016 is indicated below. The figures are given individually for each non-executive director and itemized:

	Thousands of Euros
Remuneration for non-executive directors	Board of Directors	Executive Committee	Audit & Compliance Committee	Risks Committee	Remuneration Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	64	-	36	-	11	51	4	165
José Miguel Andrés Torrecillas	64	-	89	53	-	10	-	217
José Antonio Fernández Rivero	64	42	-	53	11	10	-	180
Belén Garijo López	64	-	36	-	11	-	-	111
Sunir Kumar Kapoor (1)	43	-	-	-	-	-	4	46
Carlos Loring Martínez de Irujo	64	42	18	27	27	-	-	177
Lourdes Máiz Carro	64	-	36	-	-	10	-	110
José Maldonado Ramos	64	83	-	-	-	20	-	168
José Luis Palao García-Suelto	64	-	-	53	11	10	-	139
Juan Pi Llorens	64	-	18	27	37	-	4	150
Susana Rodríguez Vidarte	64	83	-	53	-	20	-	222
James Andrew Stott (2)	43	-	-	53	11	-	4	111
Total (3)	729	250	232	321	118	132	14	1,797

(1)	Mr Sunir Kumar Kapoor was appointed director upon resolution of the General Meeting held on March 11, 2016.

(2)	Mr James Andrew Stott was appointed director upon resolution of the General Meeting held on March 11, 2016.

(3)	Includes the amounts for the different memberships of the committees during the first half of 2016. The composition of these committees was changed in March 31, 2016.

In addition, Mr Ramón Bustamante y de la Mora and Mr Ignacio Ferrero Jordi, that ceased as directors on March 11, 2016, received the total amount of €70 thousand and €85 thousand, respectively, for their membership of the Board of Directors and the different Board Committees.

Moreover, during the first half of 2016, €132 thousand was paid in healthcare and casualty insurance premiums for non-executive members of the Board of Directors.

●	Remuneration of executive directors received in the first half of 2016

The remuneration scheme for the executive directors is in line with the general model applied to BBVA’s senior managers. This comprises a fixed remuneration and a variable remuneration, made up of a single incentive (hereinafter the “Annual Variable Remuneration”).

Thus, during the first half of 2016, the executive directors were paid the fixed remuneration corresponding to the first six months of the year, and the Annual Variable Remuneration corresponding to 2015 which payment vested during the first quarter of the year 2016, according to the settlement and payment system, approved by the General Meeting on March 13, 2015 as part of the remuneration policy for BBVA directors (hereinafter the “Settlement and Payment System”). The Settlement and Payment System determines that:

●	The Annual Variable Remuneration will be paid in equal parts in cash and in BBVA shares.

●

50% of the Annual Variable Remuneration, in cash and in shares, will be deferred in its entirety for a three-year period, and its accrual and vesting shall be subject to compliance with a series of multi-year indicators.

●

All the shares delivered to these beneficiaries pursuant to the rules explained in the previous paragraph will be unavailable for a period of time after they have vested. This withholding will be applied against the net amount of the shares, after discounting the necessary part to pay the tax accruing on the shares received.

●	A prohibition is also established against hedging with unavailable vested shares and shares pending delivery.

●	Moreover, circumstances have been established in which vesting of the deferred Annual Variable Remuneration payable may be limited or impeded (“malus” clauses).

●	The deferred parts of the Annual Variable Remuneration will be adjusted to update under the terms established by the Board of Directors.

Likewise, in application of the settlement and payment system of the Annual Variable Remuneration from 2014, 2013 and 2012, under the applicable policy for those years, the executive directors have received the deferred parts of the Annual Variable Remuneration of those years, which vested in the first quarter of year 2016.

Pursuant to the above, the remuneration paid to the executive directors during the first half of 2016 is shown below. The figures are given individually for each executive director and itemized:

		Thousands of Euros
Remuneration of executive directors	Fixed Remuneration	2015 Annual Variable Remuneration in cash (1)	Deferred variable remuneration in cash (2)	Total Cash	2015 Annual Variable Remuneration in BBVA shares (1)	Deferred Variable Remuneration in BBVA shares (2)	Total Shares
Group Executive Chairman	983	897	893	2,773	135,300	103,112	238,412
CEO	958	530	240	1,728	79,956	27,823	107,779
Head of Global Economics, Regulation & Public Affairs (“Head of GERPA”)	397	98	47	542	14,815	5,449	20,264
Total	2,337	1,526	1,180	5,043	230,071	136,384	366,455

(1)	Amounts corresponding to 50% of 2015 Annual Variable Remuneration.

(2)

Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2014, 2013 and 2012), and their respective updated cash adjustments, payment or delivery of which was made in the first half of 2016, in application of the settlement and payment system, as broken down below:

–    1st third of deferred Annual Variable Remuneration from 2014

Under this item, the executive directors received: €302 thousand and 37,392 BBVA shares in the case of the Group Executive Chairman; €95 thousand and 11,766 BBVA shares in the case of the CEO; and €30 thousand and 3,681 BBVA shares in the case of the executive director Head of GERPA.

–    2nd third of deferred Annual Variable Remuneration from 2013

Under this item, the executive directors received €289 thousand and 29,557 BBVA shares in the case of the Group Executive Chairman; €78 thousand and 7,937 BBVA shares in the case of the CEO; and €17 thousand and 1,768 BBVA shares in the case of the executive director Head of GERPA.

–    3rd third of deferred Annual Variable Remuneration from 2012

Under this item, the Group Executive Chairman received €301 thousand and 36,163 BBVA shares, while the CEO received €68 thousand and 8,120 BBVA shares.
The executive directors will receive, during the first quarter of each of the next two years, the amounts that in each case correspond in application of the settlement of the deferred Annual Variable Remuneration of previous years (2014 and 2013), and subject to the conditions established in the applicable settlement and payment system.

Likewise, during the first half of 2016, the executive directors received payment in kind, including insurance premiums, and others amounting to an overall total of €228 thousand, of which €17 thousand was paid to the Group Executive Chairman; €130 thousand to the CEO; and €81 thousand to the executive director Head of GERPA.

●	Remuneration of the members of the Senior Management received in the first half of 2016

During the first half of 2016, the remuneration paid to the members of the BBVA Senior Management as a whole, excluding the executive directors, is shown below.

		Thousands of Euros
Remuneration of members of the Senior Management	Fixed Remuneration	2015 Annual Variable Remuneration in cash (1)	Deferred Variable Remuneration in cash (2)	Total Cash	2015 Annual Variable Remuneration in BBVA Shares (1)	Deferred Variable Remuneration in BBVA Shares (2)	Total Shares
Total Members of the Senior Management (*)	5,696	3,461	1,782	10,939	521,946	206,258	728,204

(*)

This section includes aggregate information regarding the members of the BBVA Group Senior Management, excluding executive directors, who were members of the Senior Management at 30th June 2016 (18 members).

(1)	Amounts corresponding to 50% of 2015 Annual Variable Remuneration.

(2)

Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration of previous years (2014, 2013 and 2012), and their corresponding adjustments for updating in cash, payment or delivery of which was made in the first half of 2016, to the members of the Senior Management who had generated this right, as broken down below:

–    1st third of deferred Annual Variable Remuneration from 2014

Overall amount of €679 thousand and 84,211 BBVA shares.

–    2nd third of deferred Annual Variable Remuneration from 2013

Overall amount of €588 thousand and 60,244 BBVA shares.

–    3rd third of deferred Annual Variable Remuneration from 2012

Overall amount of €515 thousand and 61,803 BBVA shares.

During the first quarter of each of the next two years, Senior Management will receive the amounts that in each case correspond under the settlement and payment system of the variable remuneration applicable to each of them, stemming from the settlement of the deferred Annual Variable Remuneration from previous years (2014 and 2013) and subject to the conditions the system establishes.

Moreover, during the first half of 2016, all the members of the Senior Management, with the exception of the executive directors, received remuneration in kind, including insurance premiums and others for a total overall amount of €528 thousand.

●	System of Remuneration in Shares with Deferred Delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Meeting, 18th March 2006 and extended under General Meeting resolutions in March 11, 2011 and in March 11, 2016, for a further 5-year period in each case.

This System is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each of them in the previous year, according to the closing prices of the BBVA share during the sixty trading sessions prior to the Annual General Meeting approving the corresponding financial statements for each year.

These shares, where applicable, will be delivered to each beneficiary on the date they leave the position as director for any reason other than dereliction of duty.

The number of “theoretical shares” allocated to the non-executive directors in the first semester of 2016 as beneficiaries of the system of deferred delivery of shares, corresponding to 20% of the total remuneration received in cash by said directors for these during 2015, is as follows:

	Theoretical shares allocated in 2016	Theoretical shares accumulated to 30th June 2016
Tomás Alfaro Drake	11,363	62,452
José Miguel Andrés Torrecillas	9,808	9,808
José Antonio Fernández Rivero	12,633	91,046
Belén Garijo López	6,597	19,463
Carlos Loring Martínez de Irujo	10,127	74,970
Lourdes Máiz Carro	5,812	8,443
José Maldonado Ramos	11,669	57,233
José Luis Palao García-Suelto	11,070	51,385
Juan Pi Llorens	9,179	32,374
Susana Rodríguez Vidarte	14,605	78,606
Total (1)	102,863	485,780

(1)

In addition, in the first semester of 2016 Mr Ramón Bustamante y de la Mora and Mr Ignacio Ferrero Jordi, who ceased as directors on March 11, 2016, were allocated 8,709 and 11,151 theoretical shares, respectively.

●	Pension commitments

The commitments undertaken regarding pension benefits for the CEO and the executive director Head of GERPA, pursuant to the Company Bylaws and their respective contracts with the Bank, include a pension system covering retirement, disability and death.

The CEO’s contractual conditions determine that he will retain the pension system to which he was entitled previously as senior manager in the Group, with the benefits and the provisions being adjusted to the new remuneration conditions of the position that he currently holds.

The executive director Head of GERPA retains the same pension system he has had since his appointment in 2013, comprising a defined-contributions system of 20% a year on the fixed remuneration received during the period to cover retirement commitments, as well as the provisions covering death and disability.

To such end, the provisions recorded as of 30th June 2016 to cover pension commitments undertaken for the CEO stood at €14,969 thousand, of which, during the first half of 2016 and according to applicable accounting regulations, €1,151 thousand have been provisioned against earnings of the year and €820 thousand against equity, in order to adapt the interest rate assumption used in the valuation of pension commitments in Spain. In the case of the executive director Head of GERPA, the provisions recorded as of 30th June 2016 stood at €515 thousand of which, during the first half of 2016, €155 thousand have been provisioned against earnings of the year. In both cases, these amounts include the provisions covering retirement, as well as death and disability.

There are no other pension obligations in the name of other executive directors.

The provisions recorded at 30th June 2016 for pension commitments for members of the Senior Management, excluding executive directors, stood at €61,172 thousand, of which, during the first half of 2016, €3,039 thousand have been provisioned against earnings of the year and €2,993 thousand against equity, in order to adapt the interest rate assumption used in the valuation of pension commitments in Spain. These amounts include the provisions covering retirement, as well as death and disability

●	Extinction of contractual relationship

The Bank has no commitments to pay severance indemnity to executive directors other than to the executive director Head of GERPA, whose contract recognizes his right to receive an indemnity equivalent to two times his fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the CEO with regard to his pension arrangements determine that in the event he ceases to hold his position on grounds other than his own will, retirement, disability or dereliction of duty, he will take early retirement with a pension that he may receive as a lifelong annuity or as a capital lump sum, at his own choice. The annual amount will be calculated as a function of the provisions which, according to the actuarial criteria applicable at any time, the Bank may have made to that date to cover the retirement pension commitments provided for in his contract, without this commitment in any way obliging the Bank to set aside additional provisions. Moreover, this pension may not be greater than 75% of the pensionable base should the event occur before he reaches the age of 55, or 85% of the pensionable base should the event occur after having reached the age of 55.

55.     Other information

55.1         Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of June 30, 2016, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, and consequently no specific disclosure of information on environmental matters is included in these financial statements.

55.2     Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

Excluding other shareholder remuneration such as the “Dividend Option”, in the six month ended June 30, 2016, a cash basis dividend was paid on January 11, 2016. In the six month ended June 30, 2015, there has been no cash dividend, regardless of the year in which they were accrued. See Note 4 for a complete analysis of all remuneration awarded to shareholders during the six months ended June 30, 2016 and 2015.

Earnings and ordinary income by operating segment

The detail of the consolidated profit for the six months ended June 30, 2016 and 2015 for each operating segment is as follows:

	Millions of Euros
Profit Attributable by Operating Segments	June 2016	June 2015 (*)
Banking Activity in Spain	619	731
Real Estate Activity in Spain	(209)	(301)
Turkey	324	174
Rest of Eurasia	75	43
Mexico	968	1,045
South America	394	475
Rest of Eurasia	178	276
Subtotal operating segments	2,350	2,444
Corporate Center	(518)	315
Profit attributable to parent company	1,832	2,759
Non-assigned income	-	-
Elimination of interim income (between segments)	-	-
Other gains (losses) (**)	639	200
Income tax and/or profit from discontinued operations	920	941
Operating profit before tax	3,391	3,899

(*)

In the second semester of 2015, some operating results, related with technology, from the Corporate Center to the business area to the Banking activity in Spain were reclassified. This reclassification occurred as a result of the transfer, during 2015, of management skills, resources and responsibilities, in terms of technology, the Corporate Center to the business area Banking Activity in Spain The balance for June 2015 has been restated to facilitate comparison with June 2016

(**)	Profit attributable to non-controlling interests.

For the six months ended June 30, 2016 and 2015 the detail of the BBVA Group’s Gross income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Gains (losses) on financial assets and liabilities (net)” and “Other operating income”, is as follows:

	Millions of Euros
Gross income by Operating Segments	June 2016	June 2015 (*)
Banking Activity in Spain	3,293	3,709
Real Estate Activity in Spain	11	(64)
Turkey (**)	2,154	510
Rest of Eurasia	281	265
Mexico	3,309	3,565
South America	1,999	2,296
The United States	1,330	1,321
Corporate Center	(144)	(49)
Adjustments and eliminations of ordinary profit between segments (***)	-	(335)
Total Ordinary Profit BBVA Group	12,233	11,219

(*)	The balance for June 2015 has been restated to facilitate comparison with June 2016 (see Note 1.3).

(**)

The information is presented under management criteria according to which the assets and liabilities of Garanti Group are integrated proportionally based on our 25.01% interest in Garanti until July 2015, since then, as a consequence of the agreement detailed in Note 3, it is fully consolidated in the financial statements of the BBVA Group.

(***)

Includes adjustments made to take account of the fact that in the consolidated financial statements, Garanti is accounted for using the equity method instead of using management criteria referred to above.

Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest Income Breakdown by Geographical Area	June 2016	June 2015
Domestic market	2,882	3,255
Foreign	10,820	7,410
European Union	283	84
Other OECD countries	8,330	5,175
Other countries	2,206	2,151
Total	13,702	10,665

56.     Subsequent events

From July 1, 2016 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that significantly affect the Group’s earnings or its equity position. The most relevant one is mentioned in Note 4 (Dividend payment) of the consolidated financial interim statements.

Appendices

APPENDIX I	Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

Additional Information on Consolidated Subsidiaries and consolidated structured entities composing the BBVA Group
			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 30.06.16	Liabilities 30.06.16	Equity 30.06.16	(Loss) 30.06.16
4D INTERNET SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	21	21	-	25	(4)
ACTIVOS MACORP, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	1	87	86	2	-
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	14	24	10	14	-
ALGARVETUR, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	19	40	(21)	(1)
AMERICAN FINANCE GROUP, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	19	19	-	19	-
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	49	458	409	65	(16)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	IN LIQUIDATION	-	100.00	100.00	-	1	-	-	-
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	125	1,595	1,507	244	(157)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	165	130	-	122	8
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	84	4,309	4,211	242	(144)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	98	118	20	90	8
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	35	106	94	12	-1
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	-	100.00	100.00	-	-	-	-	-
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	10	5	5	-
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	2	2	-	-
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	-	100.00	203	326	113	208	6
AREA TRES PROCAM, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	881	881	-	881	-
ARRAHONA AMBIT, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	74	105	(31)	1
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	242	130	103	9
ARRAHONA NEXUS, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	210	326	(110)	(6)
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	10	-	10	(1)
ARRELS CT FINSOL, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	265	351	(76)	(10)
ARRELS CT LLOGUER, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	44	51	(6)	(1)
ARRELS CT PATRIMONI I PROJECTES, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	124	156	(33)	2
ARRELS CT PROMOU, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	22	31	(10)	1
AUMERAVILLA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-	2	-
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1	1	-	1	-
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	100.00	-	100.00	180	4,121	3,904	215	1
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.18	68.18	734	17,923	16,835	1052	36
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	110	3,041	2,864	173	4
BANCO CONTINENTAL, S.A. (1)	PERU	BANKING	-	46.12	46.12	1,590	21,036	19,313	1553	170
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	-	99.86	99.86	15	19	-	19	-
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	100.00	-	100.00	143	3,453	3,420	21	12
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	97	127	5	106	16
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	17	18	-	18	-
BANCO PROVINCIAL OVERSEAS N.V.	CURAÇAO	BANKING	-	100.00	100.00	49	413	362	50	1
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	94	722	624	130	(32)
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	7	8	-	6	2
(*) Information on foreign companies at exchange rate on June 30, 2016
(**) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.
(***) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A
(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 30.06.16	Liabilities 30.06.16	Equity 30.06.16	(Loss) 30.06.16
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	1	-	1
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	41	84	43	35	7
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	479	1,006	2	981	24
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	1	2	-	1	-
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	11	13	2	8	3
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	13	17	4	11	1
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	28	30	3	24	3
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	17.00	83.00	100.00	38	163	92	56	16
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	5	18	14	5	-
BBVA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	-	100.00	69	450	411	33	6
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	-	100.00	100.00	64	75	-	75	-
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.34	75.95	157	7,518	6,615	770	133
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	15	30	14	9	6
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	162	321	158	158	4
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	19	27	8	19	1
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	24	93	70	21	3
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	62	62	-	56	7
BANCOMER	MEXICO	BANKING	-	100.00	100.00	7,464	85,646	78,200	6,550	897
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16	36	6	30	-
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	-	32	20	8	4
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	77.41	18.06	95.47	355	15,782	14,520	1,146	116
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	-	6	5	4	(4)
BBVA COMPASS BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	11,700	11,557	119	11,294	144
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	237	580	343	235	2
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	155	159	4	150	5
BBVA COMPASS PAYMENTS, INC	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	52	52	-	43	9
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	10	131	84	28	18
BBVA CONSULTING (BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	-	2	-	2	-
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	4	5	-	5	-
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME) (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	17	70	53	17	(1)
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	11	16	5	8	4

BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	-	100.00	100.00	58	762	705	69	(12)
BBVA DATA & ANALYTICS, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	3	1	1	-
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	2	5	1	4	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	3	-	2	1
BBVA ELCANO EMPRESARIAL II, S.A. EN LIQUIDACION	SPAIN	IN LIQUIDATION	45.00	-	45.00	-	1	-	1	-
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	SPAIN	IN LIQUIDATION	45.00	-	45.00	-	1	-	1	-
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	-	100.00	100.00	10	79	69	10	-
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	-	100.00	15	90	83	15	(8)
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES D	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	7	13	4	7	3

(*) Information on foreign companies at exchange rate on June 30, 2016

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 30.06.16	Liabilities 30.06.16	Equity 30.06.16	(Loss) 30.06.16
BBVA FRANCES VALORES, S.A.	ARGENTINA	SECURITIES DEALER	-	100.00	100.00	4	4	-	3	1
BBVA FUNDOS, S. GESTORA FUNDOS PENSOES, S.A.	PORTUGAL	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	16	-	15	1
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	350	346	4	-
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	1,307	1,306	-	-
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	5	45	39	7	-
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	40	278	232	45	1
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	842	841	1	-
BBVA INVERSIONES CHILE, S.A.	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	483	1,477	2	1,428	47
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	180	419	231	186	2
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	8	9	-	8	-
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	223	300	54	245	1
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	3	251	238	9	4
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	-	100.00	-	-	-	-	-
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	23	1,744	1,597	137	10
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	-	-	-	-	-
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	65	34	28	4
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-	1	-
BBVA PREVISION AFP S.A. ADM. DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2	17	10	5	2
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA	CHILE	SERVICES	-	100.00	100.00	6	7	1	5	-
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	959	982	14	990	(22)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	-	100.00	100.00	1	80	45	31	5
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	1	1	-	-
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	250	250	-	220	30
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	21	644	543	95	6
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	167	4,258	4,091	177	(10)
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	73	57	14	2
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	399	307	72	20
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	60	248	187	62	(1)
BBVA SEGUROS GENERALES S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	4	4	-	4	-
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.95	-	99.95	682	17,661	15,697	1,829	135
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	7,704	7,703	1	-
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	SERVICES	-	100.00	100.00	-	6	6	1	-
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	-	100.00	100.00	-	10	1	8	-
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	24	75	50	23	1
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,742	1,742	1	-
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	67	1,136	972	160	3
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	13	36	23	13	-
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	14	14	-	-
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	4	5	1	4	-
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5	5	-	5	-

(*) Information on foreign companies at exchange rate on June 30, 2016

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 30.06.16	Liabilities 30.06.16	Equity 30.06.16	(Loss) 30.06.16
BEEVA TEC, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	2	1	1	-
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	35	204	44	137	22
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	-	7	25	18	7	-
CAIXA MANRESA IMMOBILIARIA ON CASA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	5	(2)	-
CAIXA MANRESA IMMOBILIARIA SOCIAL, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	4	1	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	-	1	76	75	2	-
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	-	-	92	90	1	-
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	-	41	41	-	41	-
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	13	13	-	13	-
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	-	92	101	78	24	-
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	SECURITIES DEALER	-	100.00	100.00	27	78	51	19	8
CATALONIA GEBIRA, S.L. (**)	SPAIN	REAL ESTATE	-	81.67	81.67	-	6	10	(3)	-
CATALONIA PROMODIS 4, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	11	14	(2)	(1)
CATALUNYA BANC, S.A. (CX)	SPAIN	BANKING	98.40	0.69	99.09	1,173	38,172	35,377	2,688	107
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A.	SPAIN	INSURANCES SERVICES	-	100.00	100.00	56	48	28	17	3
CATALUNYACAIXA CAPITAL, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	92	105	10	95	-
CATALUNYACAIXA IMMOBILIARIA, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	58	192	139	46	7
CATALUNYACAIXA INVERSIO, SGIIC, S.A.	SPAIN	OTHER INVESTMENT COMPANIES	-	100.00	100.00	48	33	4	28	2
CATALUNYACAIXA MEDIACIO, S.L.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	3	16	12	3	1
CATALUNYACAIXA SERVEIS, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	18	16	2	1
CATALUNYACAIXA VIDA, S.A.	SPAIN	INSURANCES SERVICES	-	100.00	100.00	382	2,465	2,085	365	15
CB TRANSPORT, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	17	17	-	17	-
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	-	5	6	-	6	-
CETACTIUS, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	21	(19)	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	14	15	1	14	-
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	215	149	67	(1)
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	-	53	61	2	59	-
CLUB GOLF HACIENDA EL ALAMO, S.L.	SPAIN	REAL ESTATE	-	97.87	97.87	-	1	-	-	-
COMERCIALIZADORA CORPORATIVA SAC (1)	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	1	1	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	1	8	6	1	-
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	INACTIVE	-	100.00	100.00	440	440	-	440	-
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	4	4	-	4	-
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	10,906	84,407	73,501	10,757	149
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	7,233	7,233	-	7,199	34
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	44	55	11	44	-
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,308	6,310	1	6,275	34

(*) Information on foreign companies at exchange rate on June 30, 2016

(**) This company has an equity loan from ARRELS CT PATRIMONI I PROYECTES, S.A.

(***) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 30.06.16	Liabilities 30.06.16	Equity 30.06.16	(Loss) 30.06.16
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	73	73	-	73	-
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,794	2,857	63	2,771	23
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	3	3	-	3	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,204	5,205	1	5,175	30
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	2	2	-	2	-
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS TRUST II	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	580	781	-	781	-
COMPLEMENTOS INNOVACIÓN Y MODA, S.L. (**)	SPAIN	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CONJUNT RESIDENCIAL FREIXA, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	4	(1)	-
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	-	4	3	1	-
CONSORCIO DE CASAS MEXICANAS, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	99.99	99.99	4	16	12	4	-
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	6	-	6	-
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A. (1)	PERU	SECURITIES DEALER	-	46.12	46.12	5	11	6	5	-
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	-	46.12	46.12	-	173	173	-	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A. (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	1	1	-	1	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	8	4	4	-
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
CORPORACION BETICA INMOBILIARIA, S.A. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	4	20	15	5	(1)
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,533	1	1,556	(25)
CX PROPIETAT, FII	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	67.89	67.89	41	62	-	64	(2)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	1	-	1	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	20	20	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	19	19	-	-
DISTRITO CASTELLANA NORTE, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	86	119	11	110	(1)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	13	14	1	10	3
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	6	7	-	6	-
EL MILANILLO, S.A. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	8	8	1	7	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	5	3	2	-
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	9	9	-	9	-
ESPAIS CERDANYOLA, S.L.	SPAIN	REAL ESTATE	-	97.51	97.51	-	1	4	(3)	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	7	8	-	8	-
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	IN LIQUIDATION	100.00	-	100.00	-	-	-	-	-
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	-	51.00	51.00	-	-	-	-	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	88.99	-	88.99	2	42	5	36	2
EXPANSION INTERCOMARCAL, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	26	27	-	26	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	-	-	-	-
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	468	370	89	9

(*) Information on foreign companies at exchange rate on June 30, 2016

(**) This company has an equity loan from BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION y BBVA ELCANO EMPRESARIAL II, S.A. EN LIQUIDACION

(***) This company has an equity loan from EXPANSION INTERCOMARCAL, S.L.

(****) This company has an equity loan from ANIDA OPERACIONES SINGULARES, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 30.06.16	Liabilities 30.06.16	Equity 30.06.16	(Loss) 30.06.16
FACILEASING S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	80	735	662	67	6
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	3	-	2	-
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	25	25	-	24	1
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	-	100.00	100.00	10	10	-	10	-
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	15	16	1	14	1
FIDEICOMISO N.989, EN THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE, FIDUCIARIO (FIDEIC.00989 6 EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	133	133	(3)	3
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	29	29	-	-
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	16	16	-	-
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	79	80	(1)	-
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	-	100.00	100.00	5	14	9	5	-
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	-	-	-	-	-	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	104	112	9	97	7
FODECOR, S.L.	SPAIN	REAL ESTATE	-	60.00	60.00	-	-	1	(1)	-
FORUM COMERCIALIZADORA DEL PERU, S.A. (1)	PERU	SERVICES	-	46.12	46.12	2	2	-	2	(1)
FORUM DISTRIBUIDORA DEL PERU, S.A. (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	7	18	11	7	-
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	29	203	175	25	3
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	178	1,333	1,169	137	28
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	3	2	1	-
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	340	359	47	304	8
GARANTI BANK MOSCOW	RUSIA	BANKING	-	100.00	100.00	45	98	53	45	-
GARANTI BANK SA	ROMANIA	BANKING	-	100.00	100.00	277	1,971	1,720	253	(3)
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	TURKEY	SERVICES	-	100.00	100.00	32	22	2	18	1
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	3,086	3,086	-	-
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	-	84.91	84.91	318	509	138	334	37
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	46	894	838	52	4
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
GARANTI FILO YONETIM HIZMETLERI A.S.	TURKEY	SERVICES	-	100.00	100.00	3	267	242	25	-
GARANTI FINANSAL KIRALAMA A.S.	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	293	1,624	1,331	273	20
GARANTI HIZMET YONETIMI A.S	TURKEY	FINANCIAL SERVICES	-	99.40	99.40	-	3	-	3	-
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	189	341	-	341	-
MORTGAGE)	TURKEY	SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI KULTUR AS	TURKEY	SERVICES	-	100.00	100.00	-	1	-	1	-
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	9	3	6	-
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	14	16	2	12	2
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	20	102	83	15	4
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	-	100.00	100.00	538	5,112	4,563	543	6
GARRAF MEDITERRANIA, S.A.	SPAIN	REAL ESTATE	-	90.58	90.58	-	4	5	(1)	-
GESCAT LLEVANT, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	16	18	(2)	-
GESCAT LLOGUERS, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	6	16	(9)	-
GESCAT POLSKA, SP. ZOO	POLAND	REAL ESTATE	-	100.00	100.00	11	12	1	11	-

(*) Information on foreign companies at exchange rate on June 30, 2016

(**) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 30.06.16	Liabilities 30.06.16	Equity 30.06.16	(Loss) 30.06.16
GESCAT SINEVA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	3	(1)	-
GESCAT, GESTIO DE SOL, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	21	42	(20)	-
GESCAT, VIVENDES EN COMERCIALITZACIO, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	244	612	(355)	(13)
GESTIO D’ACTIUS TITULITZATS, S.A. (**)	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	1	4	1	3	-
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	9	30	5	21	3
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	2	1	1	-
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	13	4	7	1
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	424	1,046	641	398	8
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	-	90.00	90.00	-	-	-	-	-
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	-	99.97	6,677	8,836	1	7,812	1,023
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	33	33	-	33	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	(39)	59	98	(38)	(1)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	42	42	-	42	-
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	11	11	-	11	-
HABITAT ZENTRUM, S.L. (***)	SPAIN	REAL ESTATE	-	50.00	50.00	-	-	6	(6)	-
HABITATGES INVERCAP, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	(1)	-
HABITATGES INVERVIC, S.L. (****)	SPAIN	REAL ESTATE	-	35.00	35.00	-	1	14	(12)	(1)
HABITATGES JUVIPRO, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	3	(1)	-
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	9	15	6	8	1
HOLDING CONTINENTAL, S.A. (1)	PERU	INVESTMENT COMPANY	50.00	-	50.00	124	1,605	-	1,448	157
HOLVI PAYMENT SERVICE OY	FINLAND	FINANCIAL SERVICES	-	100.00	100.00	9	2	-	3	(2)
HOMEOWNERS LOAN CORPORATION	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	8	8	-	8	-
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	480	480	-	477	3
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	476	476	-	473	3
INFORMACIO I TECNOLOGIA DE CATALUNYA, S.L.	SPAIN	SERVICES	-	50.00	50.00	1	5	3	1	-
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	32	42	10	32	-
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (1)	PERU	REAL ESTATE	-	100.00	100.00	12	12	1	11	1
INNOVATION 4 SECURITY, S.L.	SPAIN	SERVICES	-	100.00	100.00	-	3	1	1	1
INPAU, S.A. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	41	40	(8)	9
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	16	95	77	16	1
INVERCARTERA INTERNACIONAL, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	8	8	-	8	-
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3	13	8	4	1
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.00	11	53	2	50	1
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1	-	-	-	-
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	40	72	31	41	-
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-	-	-
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	8	9	-	8	-
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	-	3	17	(14)	-
IRIDION SOLUCIONS IMMOBILIARIES, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	3	125	(121)	(2)

(*) Information on foreign companies at exchange rate on June 30, 2016

(**) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

(***) This company has an equity loan from EXPANSION INTERCOMARCAL, S.L.

(****) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 30.06.16	Liabilities 30.06.16	Equity 30.06.16	(Loss) 30.06.16
JALE PROCAM, S.L. (**)	SPAIN	REAL ESTATE	-	50.00	50.00	-	2	41	(39)	-
L’EIX IMMOBLES, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	20	25	(4)	(1)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,135	1,135	-	1,132	3
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	9	1	-	1	-
MILLENNIUM PROCAM, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	-	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	2	-	2	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	-	7	-
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	38	148	129	18	2
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	-	100.00	100.00	-	9	8	-	-
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	1	4	3	1	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	19	31	12	17	3
NOIDIRI, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	11	(11)	-
NOVA EGARA-PROCAM, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
NOVA TERRASSA 3, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	4	12	7	4	-
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	18	19	-	18	-
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	1	-	-	-
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1	25	8	16	1
OPPLUS S.A.C (En liquidacion)	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-	1	-
PARCSUD PLANNER, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	6	9	(2)	-
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	8	8	-	8	-
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	99	99	-	99	-
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	189	4,018	3,829	167	21
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	352	373	21	348	3
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	85	85	-	85	-
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	26	26	-	26	-
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	25	25	-	25	-
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROCAMVASA, S.A.	SPAIN	REAL ESTATE	-	51.00	51.00	-	-	-	-	-
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	8	8	-	8	-
PROMOCIONES Y CONSTRUCCIONES CERBAT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	25	-	25	-
PROMOTORA DEL VALLES, S.L. (****)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	156	252	(98)	2
PROMOU CT 3AG DELTA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	11	12	(2)	1
PROMOU CT EIX MACIA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	1	8	5	1	1
PROMOU CT GEBIRA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	8	12	(3)	(1)
PROMOU CT OPENSEGRE, S.L. (****+)	SPAIN	REAL ESTATE	-	100.00	100.00	-	30	46	(16)	(1)
PROMOU CT VALLES, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	2	10	8	2	-
PROMOU GLOBAL, S.L. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	99	145	(45)	(1)
PRONORTE UNO PROCAM, S.A. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	5	15	(10)	-

(*) Information on foreign companies at exchange rate on June 30, 2016

(**) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

(***) This company has an equity loan from PROMOTORA DEL VALLES, S.L. y UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(****) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(*****) This company has an equity loan from ARRELS CT PROMOU, S.A. y UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities

			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.16	Liabilities 30.06.16	Equity 30.06.16	Profit (Loss) 30.06.16
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	-	100.00	100.00	7	7	-	8	(1)
PROV-INFI-ARRAHONA, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	15	21	(6)	-
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	-	-	-	-	-
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
PROVIURE BARCELONA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	2	-	-
PROVIURE CIUTAT DE LLEIDA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	1	-	-
PROVIURE PARC D’HABITATGES, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	1	2	2	1	-
PROVIURE, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	5	(1)	-
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	2	7	6	2	-
PUERTO CIUDAD LAS PALMAS, S.A. (**)	SPAIN	REAL ESTATE	-	96.64	96.64	-	60	68	(7)	(2)
QIPRO SOLUCIONES S.L.	SPAIN	SERVICES	-	100.00	100.00	5	10	3	6	1
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	40	89	76	10	3
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	100.00	-	100.00	1	2	-	1	-
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	10	10	-	10	-
RPV COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	1,456	1,456	-	-
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	724	724	-	716	8
S.B.D. NORD, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	1	1	-	-
SATICEM GESTIO, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	9	89	(78)	(1)
SATICEM HOLDING, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	5	5	-	5	-
SATICEM IMMOBILIARIA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	7	17	6	11	-
SATICEM IMMOBLES EN ARRENDAMENT, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	26	84	(57)	(1)
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	4	18	-	18	-
BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	451	3,479	3,028	358	92
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	3	1	-	1	(1)
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4	9	4	4	-
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	8	6	2	-
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	6	21	15	5	1
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	1	1	-	1	-
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	106	115	9	124	(18)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	SERVICES	100.00	-	100.00	106	109	5	107	(2)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	-	-	-	-	-
SOLIUM OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	15	15	-	15	-
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	14	14	-	-
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	9	9	-	-
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,143	1,143	-	1,138	4
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	46	45	1	-
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	23	23	1	-
TEXTIL TEXTURA, S.L.	SPAIN	COMMERCIAL	-	68.67	68.67	2	-	-	-	-
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	13	19	6	12	1

(*) Information on foreign companies at exchange rate on June 30, 2016

(**) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(***) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities

			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.16	Liabilities 30.06.16	Equity 30.06.16	Profit (Loss) 30.06.16
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	68	68	-	68	-
TURKIYE GARANTI BANKASI A.S	TURKEY	BANKING	39.90	-	39.90	6,177	80,623	70,349	9,553	722
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	1	1	1	-
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	2	3	-	3	-
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	57	28	27	1
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	-	982	1,056	(32)	(42)
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	-	100.00	175	1,515	1,336	165	14
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	-	60.60	-	-	-	-	-
VALANZA CAPITAL S.A. UNIPERSONAL	SPAIN	SERVICES	100.00	-	100.00	1	7	-	7	-
VOLJA LUX, SARL	LUXEMBOURG	INVESTMENT COMPANY	-	71.78	71.78	-	1	1	1	(1)
VOLJA PLUS SL	SPAIN	INVESTMENT COMPANY	18.61	56.75	75.36	4	19	12	(12)	19

(*) Information on foreign companies at exchange rate on June 30, 2016

(**) This company has an equity loan from BBVA, S.A.

APPENDIX II	Additional information on investments in subsidiaries, joint ventures and associates in the BBVA Group

Including the most significant entities, jointly representing 99.71% of all investment in this group

			% of Voting Rights			Millions of Euros(**)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.16	Liabilities 30.06.16	Equity 30.06.16	Profit (Loss) 30.06.16
ADQUIRA ESPAÑA, S.A.	SPAIN	COMMERCIAL	-	40.00	40.00	3	18	10	7	1
ADQUIRA MEXICO, S.A. DE C.V. (*)	MEXICO	COMMERCIAL	-	50.00	50.00	2	5	2	4	-
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A. (*)	SPAIN	SECURITIES DEALER	50.00	-	50.00	17	1,635	1,601	30	4
ATOM BANK PLC	UNITED KINGDOM	BANKING	29.46	-	29.46	53	133	8	131	(6)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	4	9	-	9	-
BANK OF HANGZHOU CONSUMER FINANCE CO LTD	CHINA	BANKING	30.00	-	30.00	20	69	2	68	-
BRUNARA, SICAV, S.A.	SPAIN	VARIABLE CAPITAL	1.64	76.96	78.60	52	161	9	158	(6)
CAMARATE GOLF, S.A. (*)	SPAIN	REAL ESTATE	-	26.00	26.00	1	8	3	5	-
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	33.33	33.33	15	75	29	46	-
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	16.67	-	16.67	19	117	4	109	3
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V. (*)	MEXICO	SERVICES	-	50.00	50.00	6	13	-	12	-
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. (*)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	41	386	165	221	-	(2)
DESARROLLOS METROPOLITANOS DEL SUR, S.L. (*)	SPAIN	REAL ESTATE	-	50.00	50.00	11	38	16	23	-
FERROMOVIL 3000, S.L. (*)	SPAIN	SERVICES	-	20.00	20.00	4	486	461	25	-
FERROMOVIL 9000, S.L. (*)	SPAIN	SERVICES	-	20.00	20.00	3	316	297	19	-
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (*)	MEXICO	REAL ESTATE	-	32.25	32.25	60	187	-	187	-
FIDEICOMISO DE ADMINISTRACION REDETRANS (*)	COLOMBIA	SERVICES	-	25.07	25.07	1	5	-	5	-
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA (*)	MEXICO	REAL ESTATE	-	30.00	30.00	36	170	45	121	3
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	-	28.50	28.50	6	20	-	20	-
FIDEICOMISO F/402770-2 ALAMAR (*)	MEXICO	REAL ESTATE	-	42.40	42.40	9	20	-	20	-
INVERSIONES PLATCO, C.A. (*)	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	4	9	1	12	(3)
METROVACESA SUELO Y PROMOCION, S.A.	SPAIN	REAL ESTATE	15.90	4.62	20.52	208	1,087	71	1,013	3
METROVACESA, S.A.	SPAIN	REAL ESTATE	15.90	4.62	20.52	488	4,783	2,855	2,018	(90	)(1)(3)(4)
PARQUE REFORMA SANTA FE, S.A. de C.V.	MEXICO	REAL ESTATE	-	30.00	30.00	5	40	24	16	-
PARQUE RIO RESIDENCIAL, S.L. (*)	SPAIN	REAL ESTATE	-	50.00	50.00	10	20	-	20	-
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A. (*)	ARGENTINA	BANKING	-	50.00	50.00	18	146	108	28	9
RCI COLOMBIA S.A., COMPAÑIA DE FINANCIAMIENTO (*)	COLOMBIA	FINANCIAL SERVICES	-	49.00	49.00	9	3,550	-	3,550	-
REAL ESTATE DEAL II, S.A. (*)	SPAIN	OTHER INVESTMENT COMPANIES	20.06	-	20.06	5	28	5	23	(1)
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	15.18	4.82	20.00	7	121	86	32	2
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	-	40.00	40.00	18	208	163	37	7
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	-	46.14	46.14	6	12	-	11	2
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	22.35	6.36	28.71	9	42	12	29	1
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	CHILE	PENSION FUND MANAGEMENT	-	48.60	48.60	9	24	4	19	1
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	3	94	71	7	16	(3)(4)
VITAMEDICA ADMINISTRADORA, S.A. DE C.V (*)	MEXICO	SERVICES	-	51.00	51.00	2	8	4	4	(1)

(*) Joint venture entities accounted for using the equity method

(**) Information on foreign companies at exchange rate on June 30, 2016

(1) Consolidated Data

(2) Non-current asset held for sale

(3) Figures according to the budget

(4) Figures as of June 30, 2016

APPENDIX III	Changes and notification of investments and divestments in the BBVA Group in the six month ended June 30, 2016

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
BBVA NOMINEES LIMITED	ACQUISITION	SERVICES	-	-	5.00%	100.00%	29-Jan-16
PROPEL VENTURE PARTNERS US FUND I, L.P.	FOUNDING	VENTURE CAPITAL	2	-	100.00%	100.00%	14-Jan-16
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	ACQUISITION	FINANCIAL SERVICES	-	-	0.68%	100.00%	29-Mar-16
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	ACQUISITION	REAL ESTATE	-	-	50.00%	100.00%	31-Mar-16
OPERADORA DOS LAGOS S.A. DE C.V.	ACQUISITION	SERVICES	-	-	50.00%	100.00%	31-Mar-16
FORUM COMERCIALIZADORA DEL PERU, S.A.	ACQUISITION	SERVICES	1	-	15.68%	100.00%	29-Apr-16
FORUM DISTRIBUIDORA DEL PERU, S.A.	ACQUISITION	FINANCIAL SERVICES	1	-	15.68%	100.00%	29-Apr-16
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)	ACQUISITION	FINANCIAL SERVICES	3	-	15.68%	100.00%	29-Apr-16
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	ACQUISITION	REAL ESTATE	2	-	50.00%	100.00%	31-Mar-16
HOLVI PAYMENT SERVICE OY	ACQUISITION	FINANCIAL SERVICES	9	-	100.00%	100.00%	04-Mar-16
BBVA COMPASS PAYMENTS, INC	FOUNDING	INVESTMENT COMPANY	43	-	100.00%	100.00%	01-Mar-16
CATALUNYA BANC, S.A. (CX)	ACQUISITION	BANKING	-	-	0.14%	99.08%	30-Jun-16
ESPAIS CERDANYOLA, S.L.	ACQUISITION	REAL ESTATE	14	-	47.51%	97.51%	31-Mar-16
CX PROPIETAT, FII	ACQUISITION	REAL ESTATE INVESTMENT FUND	-	-	0.15%	67.89%	30-Jun-16

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction (*)	Changes in the Equity due to the transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	LIQUIDATION	SECURITIES DEALER	-	-	100.00%	-	09-Jun-16
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MERGER	SERVICES	-	-	100.00%	-	31-Jan-16
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	30-May-16
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	31-Jan-16
IMOBILIARIA DUQUE DE AVILA, S.A.	DISPOSAL	REAL ESTATE	(1)	-	100.00%	-	22-Apr-16
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	LIQUIDATION	INVESTMENT COMPANY	3	-	100.00%	-	30-Jun-16
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	LIQUIDATION	INVESTMENT COMPANY	-	-	100.00%	-	30-Jun-16
PROXIMA ALFA INVESTMENTS (USA) LLC	LIQUIDATION	FINANCIAL SERVICES	7	-	100.00%	-	30-Jun-16
ARRAHONA GARRAF, S.L.	LIQUIDATION	REAL ESTATE	(1)	-	100.00%	-	21-Mar-16
ECOARENYS, S.L.	NON CONTROL	REAL ESTATE	9	-	50.00%	-	31-Mar-16

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)
METROVACESA, S.A.	CAPITAL INCREASE	REAL ESTATE	344	-	1.10%	20.53%	17-Feb-16
METROVACESA, S.A.	SPLIT	REAL ESTATE	(208)	-	-	-	01-Mar-16
ATOM BANK PLC	ACQUISITION	BANKING	56	-	29.46%	29.46%	29-Apr-16
METROVACESA SUELO Y PROMOCION, S.A.	SPLIT	REAL ESTATE	208	-	20.52%	20.52%	01-Mar-16
PARQUE RIO RESIDENCIAL, S.L.	FOUNDING	REAL ESTATE	10	-	50.00%	50.00%	14-Jun-16
RCI COLOMBIA S.A., COMPAÑIA DE FINANCIAMIENTO	FOUNDING	FINANCIAL SERVICES	9	-	49.00%	49.00%	01-Jun-16
CAPIPOTA PRODUCTIONS S.L.	ACQUISITION	COMMERCIAL	-	-	25.00%	25.00%	30-Jun-16
FIDEICOMISO DE ADMINISTRACION REDETRANS	ACQUISITION	SERVICES	1	-	25.07%	25.07%	30-Jun-16

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method

			Millions of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
I+D MEXICO, S.A. DE C.V.	DISPOSAL	SERVICES	16	50.00%	-	31-Mar-16
FIDEICOMISO SCOTIABANK INVERLAT SA F100322742	DISPOSAL	REAL ESTATE	5	33.78%	-	31-Mar-16
ECUALITY E-COMMERCE QUALITY, S.A.S.P.	NON CONTROL	COMMERCIAL	-	28.00%	-	31-Mar-16
OPERADORA MIRASIERRA, S.A. DE C.V.	DISPOSAL	SERVICES	-	35.00%	-	31-Mar-16
OPERADORA HITO URBANO, S.A.DE C.V	DISPOSAL	SERVICES	-	35.00%	-	31-Mar-16
BALMA HABITAT, S.L.	NON CONTROL	REAL ESTATE	-	50.00%	-	31-Mar-16
PROBIS AIGUAVIVA, S.L.	NON CONTROL	REAL ESTATE	-	50.00%	-	31-Mar-16
LANDOMUS, S.L.	NON CONTROL	REAL ESTATE	-	50.00%	-	30-Apr-16
NOU MAPRO, S.A.	NON CONTROL	REAL ESTATE	-	50.00%	-	30-Apr-16
EUGESA PROCAM, S.L.	NON CONTROL	REAL ESTATE	-	55.00%	-	30-Apr-16
VERTIX PROCAM PATRIMONIAL, S.L.	NON CONTROL	REAL ESTATE	-	100.00%	-	30-Apr-16
CAPASATUS, S.L	NON CONTROL	REAL ESTATE	-	50.00%	-	30-Apr-16
SARDENYA CENTRE, S.L.	NON CONTROL	REAL ESTATE	-	50.00%	-	30-Apr-16
TAGE CENTRE PROMOCIONS IMMOBILIARIES, S.L.	NON CONTROL	REAL ESTATE	-	50.00%	-	30-Apr-16
CRUILLA CENTRE, S.L.	NON CONTROL	REAL ESTATE	-	49.04%	-	30-Apr-16
HARMONIA BADALONA, S.L.	NON CONTROL	REAL ESTATE	-	45.00%	-	30-Apr-16
IMMOCENTRE 3000, S.L.	NON CONTROL	REAL ESTATE	-	40.00%	-	30-Apr-16
VISOREN CENTRE, S.L.	NON CONTROL	REAL ESTATE	-	40.00%	-	30-Apr-16
L’ERA DE VIC, S.L.	NON CONTROL	REAL ESTATE	-	40.00%	-	30-Apr-16
AMBIT D’EQUIPAMENTS, S.A.	NON CONTROL	REAL ESTATE	-	35.00%	-	30-Apr-16
HARMONIA PLA DE PONENT, S.L.	NON CONTROL	REAL ESTATE	-	22.33%	-	30-Apr-16

In the first semester of 2016, there were no changes and notification of investments and divestments in the BBVA Group.

APPENDIX IV	Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2016

		% of Voting Rights
		Controlled by the Bank
Company	Activity	Direct	Indirect	Total
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50	-	50
BANCO PROVINCIAL S.A.—BANCO UNIVERSAL	BANKING	1	54	55
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	INVESTMENT COMPANY	48	-	48
PRO-SALUD, C.A.	NO ACTIVITY	-	59	59
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60	60
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	-	68	68
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68	68
TEXTIL TEXTURA, S.L.	COMMERCIAL	-	69	69
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	IN LIQUIDATION	45	-	45
DISTRITO CASTELLANA NORTE, S.A.	REAL ESTATE	-	76	76
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60	-	60
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	-	51	51
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65	65
CATALONIA GEBIRA, S.L.	REAL ESTATE	-	82	82
HABITATGES INVERVIC, S.L.	REAL ESTATE	-	35	35
TURKIYE GARANTI BANKASI A.S	BANKING	40	-	40
GARANTI EMEKLILIK VE HAYAT AS	INSURANCES	-	85	85
FODECOR, S.L.	REAL ESTATE	-	60	60
INFORMACIO I TECNOLOGIA DE CATALUNYA, S.L.	SERVICES	-	50	50
PROCAMVASA, S.A.	REAL ESTATE	-	51	51
JALE PROCAM, S.L.	REAL ESTATE	-	50	50
VOLJA LUX, SARL	INVESTMENT COMPANY	-	72	72
HABITAT ZENTRUM, S.L.	REAL ESTATE	-	50	50
CX PROPIETAT, FII	REAL ESTATE INVESTMENT COMPANY	-	68	68
VOLJA PLUS SL	INVESTMENT COMPANY	19	57	75

APPENDIX V	BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of June 30, 2016
AYT CED CAJA VIII 4.25 18/11/19	CATALUNYA BANC SA (CX)	Nov-04	134	134
AYT CEDULAS CAJA 3.75 14/12/2022	CATALUNYA BANC SA (CX)	Dec-05	95	95
AYTCED 4.75 04/12/2018	CATALUNYA BANC SA (CX)	Dec-03	152	152
C¿DULAS TDA A 6 4.25 10/04/2031	CATALUNYA BANC SA (CX)	Apr-06	150	150
CEDULAS TDA 5 4.125 29/11/2019	CATALUNYA BANC SA (CX)	Nov-04	70	70
CEDULAS TDA 6 3.875 23/05/2025	CATALUNYA BANC SA (CX)	Nov-05	120	120
GAT FTGENCAT 2006 FTA	CATALUNYA BANC SA (CX)	Sep-06	441	27
GAT FTGENCAT 2007 FTA	CATALUNYA BANC SA (CX)	Nov-07	397	49
GAT ICO-FTVPO I, FTH	CATALUNYA BANC SA (CX)	Jun-09	271	122
GC FTGENCAT TARRAGONA 1 FTA	CATALUNYA BANC SA (CX)	Jun-08	283	70
HIPOCAT 10 FTA	CATALUNYA BANC SA (CX)	Jul-06	1,500	415
HIPOCAT 11 FTA	CATALUNYA BANC SA (CX)	Mar-07	1,600	444
HIPOCAT 6 FTA	CATALUNYA BANC SA (CX)	Jul-03	850	152
HIPOCAT 7 FTA	CATALUNYA BANC SA (CX)	Jun-04	1,400	316
HIPOCAT 8 FTA	CATALUNYA BANC SA (CX)	May-05	1,500	385
HIPOCAT 9 FTA	CATALUNYA BANC SA (CX)	Nov-05	1,000	297
IM CEDULAS 10 FIXE 4.5 21/02/2022	CATALUNYA BANC SA (CX)	Feb-07	200	200
TDA 13 MIXTO FTA	CATALUNYA BANC SA (CX)	Dec-00	90	7
TDA 19 FTA	CATALUNYA BANC SA (CX)	Mar-04	200	39
TDA 23 FTA	CATALUNYA BANC SA (CX)	Mar-05	300	86
TDA TARRAGONA 1 FTA	CATALUNYA BANC SA (CX)	Dec-07	397	155
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA, S.A.	Jul-08	300	106
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A.	Jun-05	100	26
AYT HIPOTECARIO MIXTO, FTA	BBVA, S.A.	Mar-04	100	19
BBVA CONSUMO 6 FTA	BBVA, S.A.	Oct-14	299	233
BBVA CONSUMO 7 FTA	BBVA, S.A.	Jul-15	1,450	1,412
BBVA EMPRESAS 4 FTA	BBVA, S.A.	Jul-10	1,700	159
BBVA LEASING 1 FTA	BBVA, S.A.	Jun-07	2,500	117
BBVA PYME 10 FT	BBVA, S.A.	Dec-15	780	623
BBVA RMBS 1 FTA	BBVA, S.A.	Feb-07	2,500	1,249
BBVA RMBS 10 FTA	BBVA, S.A.	Jun-11	1,600	1,323
BBVA RMBS 11 FTA	BBVA, S.A.	Jun-12	1,400	1,168
BBVA RMBS 12 FTA	BBVA, S.A.	Dec-13	4,350	3,792
BBVA RMBS 13 FTA	BBVA, S.A.	Jul-14	4,100	3,696
BBVA RMBS 14 FTA	BBVA, S.A.	Nov-14	700	590
BBVA RMBS 15 FTA	BBVA, S.A.	May-15	4,000	3,801
BBVA RMBS 16 FT	BBVA, S.A.	May-16	1,600	1,586
BBVA RMBS 2 FTA	BBVA, S.A.	Mar-07	5,000	2,365
BBVA RMBS 3 FTA	BBVA, S.A.	Jul-07	3,000	1,674
BBVA RMBS 5 FTA	BBVA, S.A.	May-08	5,000	2,773
BBVA RMBS 9 FTA	BBVA, S.A.	Apr-10	1,295	972
BBVA SECURITISED FUNDING 1.FTA	BBVA, S.A.	Mar-13	848	284
BBVA-5 FTPYME FTA	BBVA, S.A.	Nov-06	1,900	37
BBVA-6 FTPYME FTA	BBVA, S.A.	Jun-07	1,500	55
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A.	Apr-07	800	6
FTA GAT FTGENCAT 2007	BBVA, S.A.	Nov-07	225	26
FTA IM TERRASSA MBS-1	BBVA, S.A.	Jul-06	525	72
FTA TDA-27	BBVA, S.A.	Dec-06	275	115
FTA TDA-28	BBVA, S.A.	Jul-07	250	116
TDA 20-MIXTO, FTA	BBVA, S.A.	Jun-04	100	22
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	Mar-09	23	-
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	May-09	15	-
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	Aug-09	24	-
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	Dec-08	44	-
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	Aug-12	66	17
BACOMCB 07	BANCA	Dec-07	128	3
BACOMCB 08	BANCA	Mar-08	56	6
BACOMCB 08-2	BANCA	Dec-08	282	116
BMERCB 13	BANCA	Jun-13	525	250
Instrumentos de Titulizaci¿n Hip- Junior	BANCO CONTINENTAL, S.A.	Dec-07	23	2
2 PS Interamericana	BBVA CHILE S.A.	Oct-04	10	2
2 PS Interamericana	INMOBILIARIO, S	Oct-04	20	5
FTA TDA-22 MIXTO	BBVA, S.A.	Dec-04	28	8
FTA TDA-22 MIXTO	CATALUNYA BANC SA (CX)	Dec-04	64	18

			Millions of Euros
Securitization Fund (not consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of June 30, 2016
FTA TDA13	BBVA, S.A.	Dec-00	84	47
FTA TDA-18 MIXTO	BBVA, S.A.	Nov-03	91	88
2 PS RBS (ex ABN)	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S	Sep-01	8	5

APPENDIX VI	Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2016 and December 31, 2015

Outstanding as of June 30, 2016 and December 31, 2015 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2016	December 2015	Prevailing Interest Rate as of June 30, 2016	Maturity Date
Issues in Euros
BBVA
February-07	EUR	255	255	4.50%	16-Feb-22
March-08	EUR	125	125	6.03%	3-Mar-33
July-08	EUR	100	100	6.20%	4-Jul-23
February-14	EUR	1,500	1,500	7.00%	Perpetual
February-15	EUR	1,500	1,500	6.75%	Perpetual
April-16	EUR	1,000	-	8.88%	Perpetual
Various	EUR	325	310
Subtotal	EUR	4,805	3,789
BBVA GLOBAL FINANCE, LTD. (*)
October-01	EUR	10	10	6.08%	10-Oct-16
October-01	EUR	46	46	0.35%	15-Oct-16
November-01	EUR	53	53	0.45%	02-Nov-16
December-01	EUR	56	56	0.44%	20-Dec-16
Subtotal	EUR	165	165
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
October-05	EUR	99	99	0.55%	13-Oct-20
April-07	EUR	68	68	0.57%	4-Apr-22
May-08	EUR	50	50	3.00%	19-May-23
July-08	EUR	20	20	6.11%	22-Jul-18
April-14	EUR	1,500	1,500	3.50%	11-Apr-24
Subtotal	EUR	1,737	1,737
TURKIYE GARANTI BANKASI A.S
February-09	EUR	-	50	-	31-Mar-21
Subtotal	EUR	-	50
Others		-	1

Total issued in Euros		6,708	5,742

(*) ‘The issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U, BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd, are jointly, severally and unconditionally guaranteed by the Bank

Outstanding as of June 30, 2016 and December 31, 2015 of subordinated issues (Continued)

		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2016	December 2015	Prevailing Interest Rate as of June 30, 2016	Maturity Date
Issues in foreign currency
BBVA
May-13	USD	1,351	1,378	9.00%	Perpetual
Subtotal	USD	1,351	1,378
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	180	183	7.00%	01-Dec-25
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	USD
Different issues	CLP	586	558		Various
Subtotal	CLP	586	558
BBVA BANCOMER, S.A. de C.V.
May-07	USD	447	456	6.01%	17-May-22
April-10	USD	895	912	7.25%	22-Apr-20
March-11	USD	1,119	1,140	6.50%	10-Mar-21
July-12	USD	895	912	6.75%	30-Sep-22
September-12	USD	447	456	6.75%	30-Sep-22
November-14	USD	179	182	5.35%	12-Nov-29
Subtotal	USD	3,982	4,058
BBVA URUGUAY
December-14	USD	14	14	4.66%	16-Dic-24
Subtotal	USD	14	14
BBVA PARAGUAY
November-14	USD	18	18	6.75%	05-Nov-21
November-15	USD	22	23	6.70%	22-Nov-22
Subtotal	USD	40	42
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	45	46	3.13%	17-Mar-34
Subtotal	USD	45	46

(*) The issuances of BBVA Global Finance, Ltd, are jointly, severally and unconditionally guaranteed by the Bank

Outstanding as of June 30, 2016 and December 31, 2015 of subordinated issues
		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2016	December 2015	Prevailing Interest Rate as of June 30, 2016	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	14	14	3.32%	30-Sep-33
Subtotal	USD	14	14
STATE NATIONAL STATUTORY TRUST II
March-04	USD	9	9	3.07%	17-Mar-34
Subtotal	USD	9	9
TEXASBANC CAPITAL TRUST I
June-04	USD	23	23	2.88%	23-Jul-34
Subtotal	USD	23	23
COMPASS BANK
March-05	USD	204	204	5.50%	01-Apr-20
March-06	USD	62	63	5.90%	01-Apr-26
September-07	USD	315	321	6.40%	01-Oct-17
April-15	USD	622	633	3.88%	10-Apr-25
Subtotal		1,199	1,221
BBVA COLOMBIA, S.A.
September-11	COP	63	58	12.42%	19-Sep-21
September-11	COP	52	48	12.67%	19-Sep-26
September-11	COP	49	45	12.26%	19-Sep-18
February-13	COP	32	30	11.58%	19-Feb-23
February-13	COP	33	31	11.87%	19-Feb-28
November-14	COP	29	26	12.47%	26-Nov-34
November-14	COP	29	47	12.35%	26-Nov-29
Subtotal		287	285
April-15	USD	362	366	4.88%	21-Apr-25
Subtotal		362	366
BANCO CONTINENTAL, S.A.
December-06	USD	27	28	3.02%	15-Feb-17
May-07	USD	18	18	6.00%	14-May-27
September-07	USD	18	18	1.69%	24-Sep-17
February-08	USD	18	18	6.47%	28-Feb-28
October-10	USD	180	184	7.38%	07-Oct-40
October-13	USD	41	41	6.53%	08-Oct-28
September-14	USD	269	274	5.25%	22-Sep-29
Subtotal	USD	571	582
May-07	PEN	11	11	5.85%	07-May-22
June-07	PEN	20	20	3.47%	18-Jun-32
November-07	PEN	18	18	3.56%	19-Nov-32
July-08	PEN	16	15	3.06%	08-Jul-23
September-08	PEN	17	17	3.09%	09-Sep-23
December-08	PEN	10	10	4.19%	15-Dec-33
Subtotal		93	90
Total issues in foreign currencies (Millions of Euros)		8,755	8,868

Outstanding as of June 30, 2016 and December 31, 2015 of preferred issues
	June 2016		December 2015
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA
December 2007	EUR	14	EUR	14
BBVA International Preferred, S.A.U.
September 2005	EUR	86	EUR	86
September 2006	EUR	164	EUR	164
Abril 2007	USD	540	USD	551
July 2007	GBP	38	GBP	43
Phoenix Loan Holdings Inc.
November 2000	USD	21	USD	22
Caixa Terrasa Societat de Participacion
August 2005	EUR	75	EUR	75
Caixasabadell Preferents, S.A.
July 2006	EUR	90	EUR	90
Others	-	1	-	1

APPENDIX VII         Consolidated balance sheets held in foreign currency as of June 30, 2016 and December 31, 2015

	Millions of Euros
June 2016	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash, cash balances at central banks and other demand deposits	10,647	4,070	553	3,364	18,633
Financial assets held for trading	6,360	17,156	358	4,076	27,950
Available-for-sale financial assets	20,105	9,661	5,692	6,969	42,426
Loans and receivables	111,501	40,940	35,945	44,978	233,364
Held to maturity investments	2,884	-	3,684	-	6,568
Investments in entities accounted for using the equity method	5	177	-	104	286
Tangible assets	752	2,258	1,353	753	5,115
Other assets	1,720	5,223	2,427	4,286	13,656
Total	153,973	79,484	50,012	64,529	347,998
Liabilities-
Financial liabilities held for trading	5,000	5,733	568	1,738	13,039
Financial liabilities at amortised cost	152,826	53,712	30,263	50,342	287,143
Other liabilities	1,655	8,595	1,470	2,025	13,744
Total	159,480	68,039	32,301	54,105	313,926

	Millions of Euros
December 2015	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash, cash balances at central banks and other demand deposits	8,257	6,547	485	3,833	19,121
Financial assets held for trading	6,449	16,581	374	3,006	26,410
Available-for-sale financial assets	22,573	10,465	9,691	6,724	49,454
Loans and receivables	115,899	45,396	32,650	44,382	238,328
Investments in entities accounted for using the equity method	216	241	-	40	498
Tangible assets	781	2,406	1,348	762	5,296
Other assets	2,018	5,054	2,542	3,817	13,432
Total	156,193	86,690	47,091	62,564	352,538
Liabilities-
Financial liabilities held for trading	5,010	5,303	513	1,925	12,750
Financial liabilities at amortised cost	152,383	60,800	30,267	50,004	293,455
Other liabilities	2,001	9,038	1,458	2,132	14,629
Total	159,394	75,141	32,238	54,061	320,834

APPENDIX VIII         Information on data derived from the special accounting registry

Information required pursuant to Circular 5/2011 of the Bank of Spain is indicated as follows.

a) Mortgage market policies and procedures

The Bank has express policies and procedures in place regarding its activities in the mortgage market, which provide for full compliance with applicable regulations.

The mortgage origination policy is based in principles focused on assessing the adequate ratio between the amount of the loan, and the payments, and the income of the applicant. Applicants must in all cases prove sufficient repayment ability (present and future) to meet their repayment obligations, for both the mortgage debt and for other debts detected in the financial system, and even those from an estimate of their current expenses deduced from socio-demographic information. Therefore, the applicant’s repayment ability is a key aspect within the credit decision-making tools and retail risk acceptance manuals, and has a high weighting in the final decision.

During the mortgage risk transaction analysis process, documentation supporting the applicant’s income (payroll, etc.) is required, and the applicant’s position in the financial system is checked through automated database queries (internal and external). This information is used for calculation purposes in order to determine the level of indebtedness/compliance with the remainder of the system. This documentation is kept in the transaction’s file.

In addition, the mortgage origination policy assesses the adequate ratio between the amount of the loan and the appraisal value of the mortgaged asset. If an appropriate level is not exceeded, additional collateral is required to reinforce the transaction’s hedging. The policy also establishes that the property to be mortgaged be appraised by an independent appraisal company as established by Circular 3/2010. BBVA selects those companies whose reputation, standing in the market and independence ensure that their appraisals adapt to the market reality in each region. Each appraisal is reviewed and checked before the loan is granted by BBVA staff and, in those cases where the loan is finally granted, it is kept in the transaction’s file.

As for issues related to the mortgage market, the Group’s Finance Division annually defines the wholesale finance issue strategy, and more specifically mortgage bond issues, such as mortgage covered bonds or mortgage securitization. The Assets and Liabilities Committee (“ALCO”) tracks the budget monthly. The volume and type of assets in these transactions is determined in accordance with the wholesale finance plan, the trend of the Bank’s “Loans and receivables” outstanding balances and market conditions.

The Board of the Bank authorizes each of the issues of Mortgage Transfer Certificate and/or Mortgage Participation issued by BBVA to securitize loans and mortgage loans, as well as the establishment of a Base Prospectus for the issue of fixed-income securities through which the mortgage-covered bonds are implemented, based on the agreements for the issue of fixed-income securities approved by the Annual General Meeting.

As established in article 24 of Royal Decree 716/2009, the volume of outstanding mortgage-covered bonds issued by a bank may not exceed 80% of a calculation base determined by adding the outstanding principal of all the loans and mortgage loans in the bank’s portfolio that are eligible and are not covered by the issue of Mortgage Bonds, Mortgage Participations or Mortgage Transfer Certificates. For these purposes, in accordance with the aforementioned Royal Decree 716/2009, in order to be eligible, loans and mortgage loans must: (i) be secured by a first mortgage on the freehold; (ii) the loan’s amount may not exceed 80% of the appraisal value for home mortgages, and 60% for other mortgage lending; (iii) be established on assets exclusively and wholly owned by the mortgagor; (iv) have been appraised by an independent appraisal company unrelated to the Group and authorized by the Bank of Spain; and (v) the mortgaged property must be covered at least by a current damage insurance policy.

The Bank has set up a series of controls for mortgage covered bonds, which regularly control the total volume of issued mortgage covered bonds issued and the remaining eligible collateral, to avoid exceeding the maximum limit set by Royal Decree 716/2009, and outlined in the preceding paragraph. In the case of securitizations, the preliminary portfolio of loans and mortgage loans to be securitized is checked according to an agreed procedures engagement, by the Bank’s external auditor as required by the Spanish Securities and Exchange Commission. There is also a series of filters through which some mortgage loans and credits are excluded in accordance with legal, commercial and risk concentration criteria.

b)        Quantitative information on activities in the mortgage market

The quantitative information on activities in the mortgage market required by Bank of Spain Circular 5/2011 is shown below.

b.1) Ongoing operations

		Millions of Euros
Mortgage loans. Eligibility for the purpose of the mortgage market		June 2016	December 2015

Nominal value of outstanding loans and mortgage loans	(A)	95,593	98,555

Minus: Nominal value of all outstanding loans and mortgage loans that form part of the portfolio, but have been mobilized through mortgage bond holdings or mortgage transfer certificates.	(B)	(26,150)	(25,650)

Nominal value of outstanding loans and mortgage loans, excluding securitized loans	(A)-(B)	69,443	72,905
Of which:
Loans and mortgage loans which would be eligible if the calculation limits set forth in Article 12 of Spanish Royal Decree 716/2009 were not applied.	(C)	39,423	40,373

Minus: Loans and mortgage loans which would be eligible but, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, cannot be used to collateralize any issuance of mortgage bonds.	(D)	(1,848)	(2,213)

Eligible loans and mortgage loans that, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, can be used as collateral for the issuance of mortgage bonds	(C)-(D)	37,575	38,160

Issuance limit: 80% of eligible loans and mortgage loans that can be used as collateral	(E)	30,060	30,528
Issued Mortgage-covered bonds	(F)	25,601	28,362
Outstanding Mortgage-covered bonds		21,406	25,220
Capacity to issue mortgage-covered bonds	(E)-(F)	4,459	2,166
Memorandum items:
Percentage of overcollateralization across the portfolio		271%	257%

Percentage of overcollateralization across the eligible used portfolio		147%	135%
Nominal value of available sums (committed and unused) from all loans and mortgage loans.		2,047	1,999
Of which:
Potentially eligible		1,350	1,361
Ineligible		697	638

Nominal value of all loans and mortgage loans that are not eligible, as they do not meet the thresholds set in Article 5.1 of Spanish Royal Decree 716/2009, but do meet the rest of the eligibility requirements indicated in Article 4 of the Royal Decree.		22,706	25,350

Nominal value of the replacement assets subject to the issue of mortgage-covered bonds.		-	-

		Millions of Euros
Mortgage loans. Eligibility for the purpose of the mortgage market		June 2016	December 2015
Total loans	(1)	95,593	98,555
Issued mortgage participations	(2)	-	-
Of which: recognized on the balance sheet		-	-
Issued mortgage transfer certificates	(3)	26,150	25,650
Of which: recognized on the balance sheet		26,115	25,612
Mortgage loans as collateral of mortgages bonds	(4)	-	-
Loans supporting the issuance of mortgage-covered bonds	1-2-3-4	69,443	72,905
Non eligible loans		30,020	32,532
Comply requirements to be eligible except the limit provided for under the article 5.1 of the Spanish Royal Decree 716/2009		22,706	25,350
Rest		7,314	7,182
Eligible loans		39,423	40,373
That can not be used as collateral for issuances		1,848	2,213
That can be used as collateral for issuances		37,575	38,160
Loans used to collateralize mortgage bonds		-	-
Loans used to collateralize mortgage-covered bonds		37,575	38,160

	Millions of Euros
	June 2016			December 2015
Mortgage loans. Classification of the nominal values according to different characteristics	Total mortgage loans	Eligible (*)	Eligible that can be used as collateral for issuances (**)	Total mortgage loans	Eligible (*)	Eligible that can be used as collateral for issuances (**)
TOTAL	69,443	39,423	37,575	72,905	40,373	38,160
By source of the operations
Originated by the bank	61,830	33,887	32,098	64,852	34,629	32,477
Subrogated by other institutions	523	450	448	554	459	457
Rest	7,090	5,086	5,029	7,499	5,285	5,226
By Currency
In euros	68,970	39,138	37,297	72,331	40,013	37,811
In foreign currency	473	285	278	574	360	349
By payment situation
Normal payment	53,218	34,051	33,520	56,192	34,987	34,330
Other situations	16,225	5,372	4,055	16,713	5,386	3,830
By residual maturity
Up to 10 years	17,744	11,194	10,297	18,457	11,536	10,402
10 to 20 years	25,014	18,094	17,543	24,926	17,896	17,317
20 to 30 years	16,737	7,803	7,469	18,399	8,379	7,963
Over 30 years	9,948	2,332	2,266	11,123	2,562	2,478
By Interest Rate
Fixed rate	3,470	1,104	967	3,169	944	759
Floating rate	65,973	38,319	36,608	69,736	39,429	37,401
Mixed rate	-	-	-	-	-	-
By Target of Operations
For business activity	19,481	7,337	5,887	20,741	7,690	5,912
From which: public housing	7,124	1,518	595	8,623	2,072	768
For households	49,962	32,086	31,688	52,164	32,683	32,248
By type of guarantee
Secured by completed assets/buildings	63,661	38,288	36,843	66,807	39,203	37,461
Residential use	53,985	33,505	32,523	56,563	34,269	33,066
From which: public housing	5,329	3,200	3,057	5,607	3,354	3,104
Commercial	9,203	4,498	4,042	9,645	4,574	4,046
Other	473	285	278	599	360	349
Secured by assets/buildings under construction	2,017	465	349	2,125	367	277
Residential use	1,518	306	205	1,642	235	158
From which: public housing	69	15	13	84	5	4
Commercial	499	159	144	483	132	119
Other	-	-	-	-	-	-
Secured by land	3,765	670	383	3,973	803	422
Urban	1,534	242	82	1,590	334	105
Non-urban	2,231	428	301	2,383	469	317

(*) Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

(**) Taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Loan to Value (Last available appraisal risk)
June 2016 Nominal value of the total mortgage loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	9,433	12,492	12,105	-	34,030
Other mortgages	2,666	2,727			5,393
Total	12,099	15,219	12,105	-	39,423

	Millions of Euros
	Loan to Value (Last available appraisal risk)
December 2015 Nominal value of the total mortgage loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	9,364	12,730	12,690	-	34,784
Other mortgages	2,657	2,932			5,589
Total	12,021	15,662	12,690	-	40,373

	Millions of Euros
	June 2016		December 2015
Elegible and non elegible mortgage loans. Changes of the nominal values in the period	Elegibles (*)	Non elegible	Elegibles (*)	Non elegible
Balance at the beginning	40,373	32,532	42,920	36,907
Retirements	3,457	5,129	5,772	9,218
Held-to-maturity cancellations	1,901	1,092	4,175	2,487
Anticipated cancellations	856	1,137	1,236	2,268
Subrogations to other institutions	15	21	23	20
Rest	685	2,879	338	4,443
Additions	2,507	2,617	3,225	4,843
Originated by the bank	1,347	1,756	2,529	3,794
Subrogations to other institutions	14	5	14	12
Rest	1,146	856	682	1,037
Balance at the end	39,423	30,020	40,373	32,532

(*) Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros
Mortgage loans supporting the issuance of mortgage-covered bonds Nominal value.	June 2016	December 2015
Potentially eligible	1,350	1,361
Ineligible	697	638
Total	2,047	1,999

b.2) Liabilities operations

	Millions of Euros
	June 2016		December 2015
Issued Mortgage Bonds	Nominal value	Average residual maturity	Nominal value	Average residual maturity
Mortgage bonds	-		-
Mortgage-covered bonds (*)	25,601		28,362
Of which: Non recognized as liabilities on balance	4,195		3,142
Of Which: outstanding	21,406		25,220

Debt securities issued through public offer	18,273		21,523
Residual maturity up to 1 year	4,772		4,500
Residual maturity over 1 year and less than 2 years	2,000		6,772
Residual maturity over 2 years and less than 3 years	-		-
Residual maturity over 3 years and less than 5 years	4,801		2,051
Residual maturity over 5 years and less than 10 years	6,500		8,000
Residual maturity over 10 years	200		200
Debt securities issued without public offer	4,268		2,765
Residual maturity up to 1 year	150		-
Residual maturity over 1 year and less than 2 years	-		150
Residual maturity over 2 years and less than 3 years	-		-
Residual maturity over 3 years and less than 5 years	1,500		-
Residual maturity over 5 years and less than 10 years	2,500		2,500
Residual maturity over 10 years	118		115
Deposits	3,060		4,074
Residual maturity up to 1 year	300		1,064
Residual maturity over 1 year and less than 2 years	435		460
Residual maturity over 2 years and less than 3 years	514		639
Residual maturity over 3 years and less than 5 years	722		422
Residual maturity over 5 years and less than 10 years	549		849
Residual maturity over 10 years	540		640
Mortgage participations	-		-
Mortgage transfer certificates	26,115	292	25,612	300
Issued through public offer	26,115	292	25,612	300
Issued without public offer	-	-	-	-
(*) Including mortgage-covered bonds hold by the BBVA Group’s companies

Given the characteristics of the type of covered bonds issued by the Bank, there is no substituting collateral related to these issues.

The Bank does not hold any derivative financial instruments relating to mortgage bond issues, as defined in the aforementioned Royal Decree.

APPENDIX IX	Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a) Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of June 30, 2016 and December 31, 2015 is as follows:

	JUNE 2016 BALANCE OF FORBEARANCE (Millions of Euros)

	NORMAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	52	66	17	555	28	17
2 Other legal entities and individual entrepreneurs	5,444	1,845	1,840	557	19,269	2,252
Of which: Financing the construction and property development	984	520	57	26	231	183
3 Other individuals (*)	77,788	2,785	9,140	1,042	71,605	851
4 Total	83,284	4,696	10,997	2,154	90,902	3,120

	POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	3	2	1	13	2	0	2
2 Other legal entities and individual entrepreneurs	4,020	1,234	1,035	729	10,083	1,236	454
Of which: Financing the construction and property development	43	34	-	-	5	51	5
3 Other individuals	12,617	1,268	9,542	1,566	14,196	124	168
4 Total	16,640	2,503	10,578	2,308	24,281	1,360	625

	IMPAIRED
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	34	24	7	4	44	14	14
2 Other legal entities and individual entrepreneurs	10,472	4,004	6,547	3,652	97,546	2,792	5,237
Of which: Financing the construction and property development	2,977	1,934	1,942	2,433	2,218	421	58
3 Other individuals	31,934	2,236	12,631	1,997	144,056	716	1,487
4 Total	42,440	6,264	19,185	5,653	241,646	3,522	6,737

	TOTAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	89	92	25	572	74	31	16
2 Other legal entities and individual entrepreneurs	19,936	7,083	9,422	4,938	126,898	6,280	5,691
Of which: Financing the construction and property development	4,004	2,489	1,999	2,459	2,454	655	64
3 Other individuals	122,339	6,289	31,313	4,605	229,857	1,691	1,656
4 Total	142,364	13,463	40,760	10,115	356,829	8,002	7,363

(a)

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

(*)	Number of operations does not include Garanti Bank

	DECEMBER 2015 BALANCE OF FORBEARANCE (Millions of Euros)

	NORMAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	47	65	18	709	35	18
2 Other legal entities and individual entrepreneurs	5,258	2,123	1,426	547	14,917	2,557
Of which: Financing the construction and property development	1,790	787	82	51	472	156
3 Other individuals	46,362	2,645	9,783	1,000	87,763	1,358
4 Total	51,667	4,833	11,227	2,256	102,715	3,933

	POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	2	2	1	14	5	2	3
2 Other legal entities and individual entrepreneurs	4,492	1,510	1,179	402	11,539	1,751	584
Of which: Financing the construction and property development	498	446	129	108	108	119	159
3 Other individuals	14,250	1,434	9,883	1,632	14,509	161	201
4 Total	18,744	2,946	11,063	2,048	26,053	1,914	788
	IMPAIRED
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	5	4	2	1	31	13	6
2 Other legal entities and individual entrepreneurs	10,172	4,138	6,467	4,047	17,612	2,925	5,672
Of which: Financing the construction and property development	3,466	2,105	2,077	2,346	2,318	834	2,910
3 Other individuals	31,502	2,129	12,693	2,042	80,652	772	1,454
4 Total	41,679	6,271	19,162	6,090	98,295	3,710	7,132

	TOTAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	54	71	21	723	71	33	9
2 Other legal entities and individual entrepreneurs	19,922	7,771	9,072	4,996	44,068	7,233	6,256
Of which: Financing the construction and property development	5,754	3,337	2,288	2,505	2,898	1,109	3,069
3 Other individuals	92,114	6,208	32,359	4,674	182,924	2,291	1,655
4 Total	112,090	14,049	41,452	10,394	227,063	9,557	7,920

a)

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

b)	Number of operations does not include Garanti Bank

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in paragraph 59 (c) of IAS 39. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve our relationship with the client) rather than for economic or legal reasons relating to the borrower’s financial situation.

The table below provides a roll forward of refinanced assets as of June 30, 2016 and 2015 is as follows:

		Millions of Euros
Refinanced assets Roll forward June 2016	Risk			Total
	Normal	Potential problem	Impaired	Risk	Coverage
Beginning balance	11,022	6,907	16,071	34,000	7,920
Update of estimations	11	(232)	221	-	(13)
Acquisitions	-	-	-	-	-
Period changes	(1,063)	(505)	(852)	(2,420)	(544)
Ending balance	9,970	6,170	15,440	31,580	7,363

		Millions of Euros
Refinanced assets Roll forward December 2015	Risk			Total
	Normal	Potential problem	Impaired	Risk	Coverage
Beginning balance	10,898	5,943	14,492	31,333	7,115
Update of estimations	(830)	(368)	1,198	-	68
Acquisitions	2,010	752	2,252	5,014	1,551
Period changes	(1,056)	580	(1,871)	(2,347)	(814)
Ending balance	11,022	6,907	16,071	34,000	7,920

NPL ratio by type of renegotiated loan

The non performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of June 30, 2016, the non performing ratio for each of the portfolios of renegotiated loans is as follows:

June 2016 NPL ratio renegotiated loan portfolio	Ratio of Impaired loans - Past due
Government agencies	6%
Commercial	57%
Of which: Construction and developer	85%
Other consumer	39%

55% of the renegotiated loans classified as impaired was for reasons other than default (delinquency).

b)        Quantitative information on the concentration of risk by activity

Loans and advances to customers by activity (carrying amount)

			Millions of Euros
				Collateralized Credit Risk. Loan to value
June 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	38,189	4,659	3,777	469	731	1,112	2,959	3,165
2 Other financial institutions	15,431	760	6,489	761	418	268	5,148	654
3 Non-financial institutions and individual entrepreneurs	183,065	46,632	24,931	18,261	14,040	11,862	13,734	13,667
3.1 Construction and property development	19,607	13,239	1,763	3,094	4,982	3,954	1,860	1,113
3.2 Construction of civil works	10,248	2,531	987	662	760	713	482	901
3.3 Other purposes	153,210	30,862	22,181	14,505	8,298	7,196	11,392	11,653
3.3.1 Large companies	97,128	12,032	16,486	5,277	4,480	4,521	6,577	7,662
3.3.2 SMEs (**) and individual entrepreneurs	56,081	18,830	5,695	9,228	3,818	2,675	4,815	3,990
4 Rest of households and NPISHs (***)	183,674	131,091	5,391	25,820	34,192	45,474	23,565	7,431
4.1 Housing	127,796	124,701	481	22,098	32,230	43,429	21,273	6,153
4.2 Consumption	46,180	3,509	3,880	2,543	1,215	1,373	1,879	379
4.3 Other purposes	9,697	2,880	1,030	1,179	747	671	413	900
SUBTOTAL	420,358	183,143	40,588	45,311	49,381	58,716	45,406	24,917
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	- 4,389	-	-	-	-	-	-	-
6 TOTAL	415,970	183,143	40,588	45,311	49,381	58,716	45,406	24,917
MEMORANDUM:
Forbereance operations (****)	24,103	10,276	7,719	4,310	2,905	3,234	3,137	4,408

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.
(****)	Net of provisions

			Millions of Euros
				Collateralized Credit Risk. Loan to value
December 2015	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	38,555	4,483	3,868	643	690	1,088	2,506	3,424
2 Other financial institutions	14,319	663	6,098	710	474	302	4,610	666
3 Non-financial institutions and individual entrepreneurs	184,203	47,773	24,034	20,400	14,931	11,480	12,491	12,506
3.1 Construction and property development	19,914	13,295	1,682	3,148	5,465	3,663	1,911	789
3.2 Construction of civil works	9,687	2,322	1,023	827	615	576	373	954
3.3 Other purposes	154,602	32,157	21,329	16,425	8,850	7,242	10,207	10,763
3.3.1 Large companies	96,239	11,959	15,663	6,207	4,569	4,248	5,627	6,971
3.3.2 SMEs (**) and individual entrepreneurs	58,363	20,198	5,665	10,218	4,281	2,993	4,579	3,792
4 Rest of households and NPISHs (***)	181,385	132,358	5,397	24,737	34,007	46,885	23,891	8,235
4.1 Housing	127,260	124,133	513	20,214	31,816	44,506	21,300	6,810
4.2 Consumption	42,211	3,627	3,738	2,311	1,156	1,398	2,118	381
4.3 Other purposes	11,914	4,599	1,146	2,212	1,035	982	472	1,043
SUBTOTAL	418,462	185,278	39,396	46,490	50,102	59,756	43,498	24,830
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	4,233	-	-	-	-	-	-	-
6 TOTAL	414,230	185,278	39,396	46,490	50,102	59,756	43,498	24,830
MEMORANDUM:
Forbereance operations (****)	26,080	10,931	7,457	2,728	1,797	2,575	4,665	6,623
Valuation adjustments due to impairment of assets not attributable to specific operations	63

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.
(****)	Net of provisions except valuation adjustments due to impairment of assets not attributable to specific operations.

The information for the main geographic areas is as follows:

			Millions of Euros
				Collateralized Credit Risk. Loan to value
Bancomer - June 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	7,661	188	2,884	125	32	271	96	2,548
2 Other financial institutions	679	10	401	348	5	45	6	7
3 Non-financial institutions and individual entrepreneurs	17,901	4,058	3,765	4,782	935	605	278	1,222
3.1 Construction and property development	698	588	33	436	74	39	24	48
3.2 Construction of civil works	169	30	45	56	11	5	2	1
3.3 Other purposes	17,035	3,441	3,687	4,291	849	561	252	1,174
3.3.1 Large companies	3,768	86	531	237	9	0	12	360
3.3.2 SMEs (**) and individual entrepreneurs	13,267	3,354	3,155	4,054	840	561	240	814
4 Rest of households and NPISHs (***)	20,416	8,826	-	867	1,759	3,061	2,336	804
4.1 Housing	8,826	8,826	-	867	1,759	3,061	2,336	804
4.2 Consumption	11,590	-	-	-	-	-	-	-
4.3 Other purposes	-	-	-	-	-	-	-	-
SUBTOTAL	46,658	13,083	7,049	6,123	2,730	3,982	2,716	4,581
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-814
6 TOTAL	45,844	13,083	7,049	6,123	2,730	3,982	2,716	4,581

			Millions of Euros
				Collateralized Credit Risk. Loan to value
BBVA Compass - June 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	692	626	27	69	87	138	258	102
2 Other financial institutions	1,282	483	621	185	208	167	110	433
3 Non-financial institutions and individual entrepreneurs	29,633	12,176	12,740	4,495	6,673	6,622	2,286	4,840
3.1 Construction and property development	8,420	6,061	1,338	1,195	2,864	2,896	188	255
3.2 Construction of civil works	276	190	64	22	96	76	37	22
3.3 Other purposes	20,937	5,925	11,338	3,278	3,713	3,650	2,060	4,563
3.3.1 Large companies	18,957	4,641	11,088	3,148	3,510	3,351	1,965	3,755
3.3.2 SMEs (**) and individual entrepreneurs	1,979	1,284	250	129	203	299	96	807
4 Rest of households and NPISHs (***)	19,319	14,513	4,183	2,387	2,662	7,319	5,428	900
4.1 Housing	12,252	11,876	376	464	1,681	6,111	3,894	103
4.2 Consumption	6,471	2,607	3,259	1,918	969	1,185	1,521	274
4.3 Other purposes	597	29	549	6	12	24	12	524
SUBTOTAL	50,926	27,798	17,571	7,136	9,630	14,247	8,082	6,275
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-498
6 TOTAL	50,428	27,798	17,571	7,136	9,630	14,247	8,082	6,275

			Millions of Euros
				Collateralized Credit Risk. Loan to value
BBVA, S.A. - June 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	23,461	384	698	37	144	188	699	14
2 Other financial institutions	9,794	180	5,020	116	50	46	4,995	-6
3 Non-financial institutions and individual entrepreneurs	67,682	15,585	3,465	6,538	4,993	3,222	1,825	2,471
3.1 Construction and property development	4,500	4,310	12	1,123	1,829	844	252	274
3.2 Construction of civil works	7,406	1,924	615	533	570	492	291	653
3.3 Other purposes	55,776	9,351	2,839	4,883	2,595	1,886	1,282	1,545
3.3.1 Large companies	36,019	2,086	1,815	1,395	541	532	513	919
3.3.2 SMEs (**) and individual entrepreneurs	19,756	7,265	1,024	3,488	2,053	1,354	768	625
4 Rest of households and NPISHs (***)	83,589	73,923	371	15,892	22,793	25,517	6,087	4,006
4.1 Housing	74,100	72,845	60	15,367	22,420	25,274	5,950	3,894
4.2 Consumption	5,802	174	127	91	66	74	34	35
4.3 Other purposes	3,687	903	184	434	306	168	102	76
SUBTOTAL	184,526	90,072	9,554	22,584	27,980	28,972	13,605	6,485
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-186
6 TOTAL	184,340	90,072	9,554	22,584	27,980	28,972	13,605	6,485

			Millions of Euros
				Collateralized Credit Risk. Loan to value
OTHER ENTITIES - June 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	6,375	3,461	169	238	468	516	1,907	501
2 Other financial institutions	3,675	86	447	111	155	10	37	219
3 Non-financial institutions and individual entrepreneurs	67,848	14,814	4,962	2,446	1,438	1,413	9,345	5,134
3.1 Construction and property development	5,989	2,280	381	340	214	175	1,396	536
3.2 Construction of civil works	2,397	388	263	52	84	139	151	226
3.3 Other purposes	59,463	12,145	4,318	2,053	1,141	1,099	7,798	4,371
3.3.1 Large companies	38,384	5,218	3,051	496	419	638	4,088	2,628
3.3.2 SMEs (**) and individual entrepreneurs	21,078	6,927	1,267	1,557	722	461	3,710	1,743
4 Rest of households and NPISHs (***)	60,349	33,829	836	6,674	6,978	9,577	9,715	1,721
4.1 Housing	32,618	31,153	46	5,400	6,371	8,983	9,093	1,352
4.2 Consumption	22,318	728	494	534	180	114	323	69
4.3 Other purposes	5,413	1,948	297	739	428	479	298	300
SUBTOTAL	138,247	52,190	6,414	9,468	9,041	11,515	21,003	7,576
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-2,890
6 TOTAL	135,357	52,190	6,414	9,468	9,041	11,515	21,003	7,576

c)        Information on the concentration of risk by activity and geographical areas.

	Millions of Euros

June 2016	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	92,709	12,847	41,683	20,959	17,220
Government agencies	151,867	75,347	14,957	49,585	11,978
Central Administration	106,194	49,007	14,610	30,660	11,917
Other	45,673	26,340	347	18,925	61
Other financial institutions	44,853	16,688	12,924	12,063	3,178
Non-financial institutions and individual entrepreneurs	253,159	73,469	27,141	95,907	56,642
Construction and property development	24,414	6,795	342	11,618	5,659
Construction of civil works	15,242	7,817	2,222	3,706	1,497
Other purposes	213,503	58,857	24,577	80,583	49,486
Large companies	151,459	35,464	23,098	56,188	36,709
SMEs and individual entrepreneurs	62,044	23,393	1,479	24,395	12,777
Other households and NPISHs	183,914	99,644	3,852	62,630	17,788
Housing	127,797	86,431	3,086	31,680	6,600
Consumer	46,185	7,098	618	28,083	10,386
Other purposes	9,932	6,115	148	2,867	802
SUBTOTAL	726,502	277,995	100,557	241,144	106,806
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	(4,459)
TOTAL	722,043

(*)      The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Equity instruments, Other equity securities, Derivatives, Trading Derivatives, Derivatives – Hedge accounting derivatives, Investments in subsidiaries, joint ventures and associates and guarantees given and Contingent risks. The amounts included in this table are net of impairment losses.

	Millions of Euros

December 2015	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	81,106	13,014	37,738	20,675	9,679
Government agencies	151,919	74,931	14,393	50,242	12,354
Central Administration	107,118	48,617	13,786	32,401	12,314
Other	44,801	26,314	607	17,840	40
Other financial institutions	46,744	16,768	13,623	13,324	3,029
Non-financial institutions and individual entrepreneurs	248,207	72,710	26,561	94,632	54,305
Construction and property development	23,484	5,862	278	11,946	5,397
Construction of civil works	15,540	8,687	2,149	3,497	1,207
Other purposes	209,183	58,161	24,134	79,188	47,701
Large companies	144,990	34,358	22,399	52,704	35,529
SMEs and individual entrepreneurs	64,193	23,803	1,734	26,484	12,172
Other households and NPISHs	182,335	100,510	3,832	61,084	16,910
Housing	127,261	88,185	3,103	29,794	6,179
Consumer	42,221	6,728	649	24,799	10,044
Other purposes	12,853	5,597	80	6,490	686
SUBTOTAL	710,311	277,932	96,146	239,956	96,276
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	(4,313)
TOTAL	705,998

(*)

The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Equity instruments, Derivatives, Derivatives, Derivatives – Hedge accounting, Investments in subsidiaries, joint ventures and associates and guarantees given. The amounts included in this table are net of impairment losses.

APPENDIX X	Additional information on Sovereign Risk

Sovereign risk exposure

The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of June 30, 2016 and December 31, 2015 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive income, impairment losses or loan-loss provisions:

	Millions of Euros
	June 2016
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	74,022	7,924	174,953	256,899	41.7%
Italy	11,989	1,505	1,461	14,955	2.4%
Rest of Europe	1,204	3,099	9,144	13,448	2.2%
United Kingdom	13	6,912	6,533	13,459	2.2%
France	504	7,001	3,235	10,741	1.7%
Portugal	599	30	4,861	5,490	0.9%
Germany	517	1,677	2,099	4,292	0.7%
Ireland	-	101	802	903	0.1%
Turkey	11,645	3,490	57,123	72,257	11.7%
Greece	-	-	56	56	-
Subtotal Europe	100,493	31,740	260,266	392,499	63.7%
Mexico	29,086	1,863	45,168	76,117	12.3%
The United States	16,249	3,825	61,551	81,625	13.2%
Venezuela	151	163	565	879	0.1%
Other countries	4,040	4,924	56,286	65,249	10.6%
Total Other Countries	49,525	10,774	163,571	223,870	36.3%
Total Exposure to Financial Instruments	150,018	42,513	423,837	616,369	100.0%

	Millions of Euros
	December 2015
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	74,020	7,323	177,348	258,690	42.8%
Turkey	12,037	3,374	54,161	69,572	11.5%
Italy	10,694	724	1,858	13,276	2.2%
France	1,029	5,796	3,025	9,850	1.6%
Portugal	704	19	4,711	5,433	0.9%
Germany	560	1,473	1,588	3,621	0.6%
United Kingdom	4	7,466	6,547	14,017	2.3%
Ireland	1	96	934	1,031	0.2%
Greece	-	-	57	57	0.0%
Rest of Europe	1,278	2,668	8,769	12,715	2.1%
Subtotal Europe	100,327	28,938	258,998	388,262	64.2%
Mexico	22,192	5,676	46,438	74,306	12.3%
The United States	11,378	3,834	61,738	76,950	12.7%
Venezuela	152	146	845	1,144	0.2%
Other countries	3,711	4,470	55,717	63,897	10.6%
Total Rest of Countries	37,433	14,126	164,738	216,297	35.8%
Total Exposure to Financial Instruments	137,760	43,064	423,735	604,559	100.0%

(*)

In addition, as of June 31, 2016 and December 31, 2015, undrawn lines of credit, granted mainly to the Spanish government or government agencies and amounted to €2,418 million and, €2,584 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

Sovereign risk exposure in Europe

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of June 30, 2016 and December 31, 2015 by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

	Millions of Euros
	Debt securities				Loans and receivables	Derivatives (2)						Total	%
						Direct exposure			Indirect exposure
Exposure to Sovereign Risk by European Union Countries June 2016	Financial Assets Held-for- Trading	Financial assets designated at fair value through profit or loss	Available- for-Sale Financial Assets	Held-to- maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,354	-	19,955	9,227	28,446	1,847	112	(35)	(10,661)	829	(1,249)	62,641	85.6%
Italy	2,619	-	4,257	2,759	103	-	-	-	(1,039)	1,312	(1,371)	9,679	13.2%
France	(130)	-	-	-	35	-	-	-	156	84	(87)	(97)	-0.1%
Germany	(74)	-	-	-	-	-	-	-	92	270	(273)	(77)	-0.1%
Portugal	245	-	1	-	494	596	5	(191)	34	33	(28)	558	0.8%
United Kingdom	-	-	-	-	0	-	-	-	-	2	(0)	1	0.0%
Greece	-	-	-	-	-	-	-	-	-	-	-	-	0.0%
Hungary	-	-	-	-	-	-	-	-	-	-	-	-	0.0%
Ireland	-	-	-	-	-	-	-	-	-	-	-	-	0.0%
Rest of European Union	16	-	423	-	35	-	-	-	77	215	(174)	515	0.7%
Total Exposure to Sovereign Counterparties (European Union)	8,030	-	24,636	11,986	29,114	2,443	117	(226)	(11,341)	2,745	(3,181)	73,221	100%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€11,674 million as of June 30, 2016) is not included.
(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

	Millions of Euros
	Debt securities				Loans and receivables	Derivatives (2)						Total	%
						Direct exposure			Indirect exposure
Exposure to Sovereign Risk by European Union Countries (1) December 2015	Financial Assets Held-for- Trading	Financial assets designated at fair value through profit or loss	Available- for-Sale Financial Assets	Held-to- maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,293	-	31,621	-	26,111	1,871	125	(37)	(1,785)	82	(84)	63,112	85.7%
Italy	1,205	-	7,385	-	80	-	-	-	258	12	(26)	8,656	11.8%
France	531	-	10	-	34	-	-	-	141	2	(31)	546	0.7%
Germany	162	-	-	-	-	-	-	-	166	-	(21)	141	0.2%
Portugal	179	-	1	-	428	1,161	2	(225)	90	1	(1)	384	0.5%
United Kingdom	-	-	-	-	-	-	-	-	13	2	(1)	2	0.0%
Greece	-	-	-	-	-	-	-	-	-	-	-	-	0.0%
Hungary	-	-	-	-	-	-	-	-	-	-	-	-	0.0%
Ireland	1	-	-	-	-	-	-	-	-	-	-	1	0.0%
Rest of European Union	319	-	429	-	38	-	-	-	33	15	(8)	794	1.1%
Total Exposure to Sovereign Counterparties (European Union)	7,689	-	39,446	-	26,691	3,033	127	(263)	(1,084)	115	(172)	73,634	100%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€6,300 million as of December 31, 2015) is not included.
(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

As it can be seen in the above tables, exposure to sovereign risk in Europe is concentrated in Spain. As of June 30, 2016, and December 31, the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

	Millions of Euros
	Debt securities				Loans and receivables	Derivatives						Total	%
						Direct exposure			Indirect exposure
Maturities of Sovereign Risks European Union June 2016	Financial Assets Held-for- Trading	Financial assets designated at fair value through profit or loss	Available- for-Sale Financial Assets	Held-to- maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,354	-	19,955	9,227	28,446	1,847	112	(35)	(10,661)	829	(1,249)	62,641	85.6%
Up to 1 Year	3,403	-	4,178	3,128	12,328	71	-	(7)	(10,647)	826	(1,240)	22,616	30.9%
1 to 5 Years	422	-	3,562	3,420	8,315	1,282	43	(1)	(3)	-	-	15,760	21.5%
Over 5 Years	1,529	-	12,214	2,680	4,268	495	69	(27)	(10)	3	(8)	20,728	28.3%
Rest of European Union	2,676	-	4,681	2,759	668	596	5	(191)	(681)	1,915	(1,932)	10,580	14.4%
Up to 1 Year	3,403	-	4,178	3,128	107	358	5	(7)	(401)	1,885	1,796	10,904	14.9%
1 to 5 Years	422	-	3,562	3,420	231	463	-	(1)	218	21	(52)	7,602	10.4%
Over 5 Years	1,529	-	12,214	2,680	330	394	-	(184)	222	10	(85)	16,494	22.5%
Total Exposure to European Union Sovereign Counterparties	8,030	-	24,636	11,986	29,114	2,443	117	(226)	(11,342)	2,745	(3,181)	73,221	100.0%

	Millions of Euros
	Debt securities				Loans and receivables	Derivatives						Total	%
						Direct exposure			Indirect exposure
Maturities of Sovereign Risks European Union December 2015	Financial Assets Held-for- Trading	Financial assets designated at fair value through profit or loss	Available- for-Sale Financial Assets	Held-to- maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,293	-	31,621		26,111	1,871	125	(37)	(1,785)	82	(84)	63,112	86%
Up to 1 Year	4,552	-	5,665		10,267	242	2	(19)	(1,721)	79	(77)	20,469	27.8%
1 to 5 Years	662	-	11,890		10,693	932	25	(1)	(48)	-	(1)	23,269	31.6%
Over 5 Years	79	-	14,067		5,151	698	98	(17)	(17)	3	(7)	19,373	26.3%
Rest of European Union	2,396	-	7,825		580	1,161	2	(225)	702	32	(88)	10,522	14.3%
Up to 1 Year	1,943	-	40		24	319	2	(4)	292	5	(6)	2,005	2.7%
1 to 5 Years	237	-	4,150		245	-	-	-	161	23	(29)	4,626	6.3%
Over 5 Years	216	-	3,635		311	842	-	(221)	248	4	(53)	3,891	5.3%
Total Exposure to European Union Sovereign Counterparties	7,689	-	39,446		26,691	3,033	127	(263)	(1,084)	115	(172)	73,634	100.0%

APPENDIX XI	Additional information on Risk Concentration

a) Concentration of risk on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of June 30, 2016 and December 31, 2015, exposure to the construction sector and real-estate activities in Spain stood at €16,468 and €18,744 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €8,585 and €9,681 million, respectively, representing 5.4% and 6.0% of loans and advances to customers of the balance of business in Spain (excluding the government and other government agencies) and 1.2% and 1.3% of the total assets of the Consolidated Group.

Lending for real estate development of the loans as of June 30, 2016 and December 31, 2015 is shown below:

		Millions of Euros
June 2016 Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	8,585	3,588	(3,279)
Of which: Impaired assets	5,599	2,802	(3,148)
Memorandum item:
Write-offs	2,114
Memorandum item:
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	159,685
Total consolidated assets (total business)	746,040

Impairment and provisions for normal exposures	(4,906)

		Millions of Euros
December 2015 Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	9,681	4,132	(3,801)
Of which: Impaired assets	6,231	3,087	(3,600)
Memorandum item:
Write-offs	1,741
Memorandum item:
Sector (Business in Spain)	161,416
Total consolidated assets (total business)	750,078
Impairment and provis ions for normal exposures	(4,549)

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase	June 2016	December 2015
Without secured loan	805	1,157
With secured loan	7,780	8,524
Terminated buildings	4,378	4,941
Homes	3,570	4,112
Other	809	829
Buildings under construction	673	688
Homes	650	660
Other	24	28
Land	2,728	2,895
Urbanized land	1,420	1,541
Rest of land	1,307	1,354
Total	8,585	9,681

As of June 30, 2016 and December 31, 2015, 51% and 51% of loans to developers were guaranteed with buildings (81.5% and 83.2%, are homes), and only 31.8% and 29.9% by land, of which 52.0% and 53.2 are in urban locations, respectively.

The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2016, and December 31, 2015 is as follows:

	Millions of Euros
Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase June 2016	Gross amount	Of which: impaired loans
Houses purchase loans	89,473	4,831
Without mortgage	1,543	43
With mortgage	87,930	4,789

	Millions of Euros
Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase December 2015	Gross amount	Of which: impaired loans
Houses purchase loans	91,150	4,869
With mortgage	1,480	24
Without mortgage	89,670	4,845

The loan to value (LTV) ratio of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
June 2016 LTV Breakdown of mortgage to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	18,522	27,112	29,567	7,030	5,699	87,930
of which: Impaired loans	213	440	819	951	2,366	4,789

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2015 LTV Breakdown of mortgage to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	18,294	27,032	30,952	7,489	5,903	89,670
of which: Impaired loans	202	392	771	991	2,489	4,845

Outstanding home mortgage loans as of June 30, 2016, and December 31, 2015 had an average LTV of 46% and 46% respectively.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

	Millions of Euros
	June 2016
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, at the time of foreclosure	Carrying Amount

Real estate assets from loans to the construction and real estate development sectors in Spain.	8,815	5,372	2,791	3,443

Terminated buildings	3,131	1,601	745	1,530
Homes	1,818	880	410	938
Other	1,313	721	335	592
Buildings under construction	657	380	170	277
Homes	629	361	160	268
Other	28	19	10	9
Land	5,027	3,391	1,876	1,636
Urbanized land	3,518	2,393	1,359	1,125
Rest of land	1,509	998	517	511
Real estate assets from mortgage financing for households for the purchase of a home	4,482	2,531	1,076	1,951
Rest of foreclosed real estate assets	1,452	748	157	704
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,241	528	430	713
Total	15,990	9,179	4,454	6,811

	Millions of Euros
	December 2015
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, at the time of foreclosure	Carrying Amount

Real estate assets from loans to the construction and real estate development sectors in Spain.	8,938	5,364	2,838	3,574

Finished buildings	2,981	1,498	737	1,483
Homes	1,606	767	388	839
Other	1,375	731	349	644
Buildings under construction	745	422	204	323
Homes	714	400	191	314
Other	31	22	13	9
Land	5,212	3,444	1,897	1,768
Urbanized land	3,632	2,404	1,366	1,228
Rest of land	1,580	1,040	531	540
Real estate assets from mortgage financing for households for the purchase of a home	4,937	2,687	1,143	2,250
Rest of foreclosed real estate assets	1,368	678	148	690

Foreclosed equity instruments	895	532	433	363
Total	16,138	9,261	4,562	6,877

As of June 30, 2016, and December 31, 2015, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €8,815 and €8,938 million, respectively, with an average coverage ratio of 60.9% and 60.0%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of June 30, 2016 and December 31, 2015, amounted to €4,482 and €4,937 million, respectively, with an average coverage ratio of 56.5% and 54.4%, respectively.

As of June 30, 2016, and December 31, 2015, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €14,749 and €15,243 million, respectively. The coverage ratio was 58.7% and 57.3%, respectively.

b)        Concentration of risk by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas June 2016	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	8,188	29,010	2,147	3,676	253	1,988	1,318	46,579
Equity instruments (*)	4,033	1,636	2,492	874	59	288	887	10,269
Debt securities	61,267	22,466	24,348	20,016	12,895	7,366	2,591	150,949

Central banks	-	-	-	-	-	2,279	16	2,295
General governments	51,007	14,375	21,520	11,745	11,422	2,447	240	112,756
Credit institutions	2,202	2,727	253	95	1,338	1,172	1,231	9,019
Other financial corporations	7,629	1,874	423	4,342	31	355	503	15,157
Non-financial corporations	428	3,491	2,152	3,834	104	1,112	601	11,721
Loans and advances	196,060	40,317	51,639	63,372	66,268	54,692	4,663	477,012

Central banks	-	279	-	3,025	7,028	3,981	-	14,313
General governments	23,767	410	7,664	4,504	243	1,436	231	38,254
Credit institutions	5,370	16,194	1,319	2,179	2,011	1,303	958	29,334
Other financial corporations	4,525	5,062	1,066	1,459	2,104	819	271	15,306
Non-financial corporations	57,304	14,009	17,789	33,281	35,279	23,855	2,956	184,472
Households	105,094	4,362	23,802	18,924	19,604	23,299	248	195,333
Total Risk in Financial Assets	269,547	93,429	80,625	87,938	79,476	64,334	9,460	684,808
Loan commitments given	29,991	16,339	11,954	31,669	13,268	4,602	936	108,759
Financial guarantees given	2,761	2,160	156	767	9,626	2,274	690	18,435
Other Commitments given	17,257	18,776	915	3,084	2,957	3,588	1,800	48,376
Off-balance sheet exposures	50,010	37,275	13,025	35,520	25,850	10,464	3,426	175,570

Total Risks in Financial Instruments	319,558	130,704	93,650	123,458	105,326	74,798	12,886	860,379

(*) Equity instruments are shown net of valuation adjustment.

	Millions of Euros
Risks by Geographical Areas December 2015	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	7,627	25,099	1,707	2,989	139	2,116	1,225	40,902
Equity instruments (*)	5,061	2,103	2,328	1,077	65	317	987	11,937
Debt securities	62,668	21,589	25,464	19,132	13,388	7,317	2,302	151,859

Central banks	-	-	-	-	-	2,504	16	2,519
General governments	50,877	13,571	22,199	11,373	11,760	2,330	321	112,432
Credit institutions	3,123	2,706	419	92	1,450	1,183	999	9,971
Other financial corporations	8,352	1,818	536	4,606	26	311	425	16,074
Non-financial corporations	317	3,494	2,309	3,061	152	990	541	10,864
Loans and advances	204,089	40,546	61,112	68,235	63,447	59,001	5,842	502,271

Central banks	7,657	1,955	4,013	5,816	7,281	9,463	91	36,275
General governments	23,549	580	8,241	4,443	271	1,318	209	38,611
Credit institutions	4,206	15,265	5,257	3,742	1,914	1,676	1,017	33,076
Other financial corporations	3,946	4,215	1,824	1,483	1,820	811	270	14,368
Non-financial corporations	59,576	14,132	17,525	32,605	33,647	24,060	4,043	185,588
Households	105,157	4,400	24,252	20,147	18,514	21,673	212	194,353
Total Risk in Financial Assets	279,445	89,338	90,611	91,432	77,038	68,751	10,355	706,969
Loan commitments given	30,006	16,878	22,702	33,183	13,108	6,618	1,124	123,620
Financial guarantees given	1,524	4,736	161	949	9,126	2,087	593	19,176
Other Commitments given	16,866	14,646	327	3,409	2,527	3,822	1,216	42,813
Off-balance sheet exposures	48,396	36,260	23,191	37,541	24,762	12,527	2,933	185,609

Total Risks in Financial Instruments	327,841	125,597	113,801	128,973	101,800	81,278	13,288	892,578

(*) Equity instruments are shown net of valuation adjustment.
The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of Loans and receivables, impaired by geographical area as of June 30, 2016 and December 31, 2015 is as follows:

	Millions of Euros
Impaired Financial Assets by geographic area	June 2016	December 2015
Spain	18,063	19,921
Rest of Europe	745	790
Mexico	1,233	1,277
South America	1,421	1,162
United States	1,017	579
Turkey	1,757	1,628
Rest of the world	-	-
IMPAIRED RISKS	24,236	25,358

APPENDIX XII – Reconciliation of Financial Statements

Current format

Millions of Euros
ASSETS	December 2015

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS (1)	29,282
FINANCIAL ASSETS HELD FOR TRADING	78,326
Derivatives	40,902
Equity instruments	4,534
Debt securities	32,825
Loans and advances to central banks	-
Loans and advances to credit institutions	-
Loans and advances to customers	65

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,311
Equity instruments	2,075
Debt securities	173
Loans and advances to central banks	-
Loans and advances to credit institutions	62
Loans and advances to customers	-
AVAILABLE-FOR-SALE FINANCIAL ASSETS	113,426
Equity instruments	5,116
Debt securities	108,310
LOANS AND RECEIVABLES (2)	471,828
Debt securities	10,516
Loans and advances to central banks	17,830
Loans and advances to credit institutions	29,317
Loans and advances to customers	414,165
HELD-TO-MATURITY INVESTMENTS	-

HEDGING DERIVATIVES	3,538

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	45
INVESTMENTS IN SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	879
Joint ventures	243
Associates	636
REINSURANCE ASSETS	511
TANGIBLE ASSETS	9,944
Property, plants and equipment	8,477
For own use	8,021
Other assets leased out under an operating lease	456
Investment properties	1,467
INTANGIBLE ASSETS	10,275
Goodwill	6,811
Other intangible assets	3,464
TAX ASSETS	17,779
Current	1,901
Deferred	15,878
OTHER ASSETS	8,566
Insurance contracts linked to pensions	-
Inventories	4,303
Rest	4,263

NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE (3)	3,369
TOTAL ASSETS	750,078

(1) The main differences with regard to the heading “Cash and deposits with central banks” are the inclusion of the balances deposited in Credit Institutions and the reclassification of Loans at central banks to the heading Loans and Receivables

(2) The main differences with regard to the heading “Loans and receivables” are the inclusion of loans at central banks and the reclassification of balances deposited in Credit institutions to the heading “Cash, cash balances at central banks and other demand deposits”

(3) Corresponding to the heading “Non-current assets held-for-sale” of the previous format

Previous format

Millions of Euros
ASSETS	December 2015

CASH AND BALANCES WITH CENTRAL BANKS	43,467
FINANCIAL ASSETS HELD FOR TRADING	78,326
Loans and advances to credit institutions	-
Loans and advances to customers	65
Debt securities	32,825
Equity instruments	4,534
Trading derivatives	40,902

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,311
Loans and advances to credit institutions	62
Loans and advances to customers	-
Debt securities	173
Equity instruments	2,075

AVAILABLE-FOR-SALE FINANCIAL ASSETS	113,426
Debt securities	108,310
Equity instruments	5,116
LOANS AND RECEIVABLES	457,644
Loans and advances to credit institutions	32,962
Loans and advances to customers	414,165
Debt securities	10,516

HELD-TO-MATURITY INVESTMENTS	-
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	45

HEDGING DERIVATIVES	3,538
NON-CURRENT ASSETS HELD FOR SALE	3,369
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	879
Associates	636
Joint ventures	243
INSURANCE CONTRACTS LINKED TO PENSIONS	-
REINSURANCE ASSETS	511
TANGIBLE ASSETS	9,944
Property, plants and equipment	8,477
For own use	8,021
Other assets leased out under an operating lease	456
Investment properties	1,467
INTANGIBLE ASSETS	10,275
Goodwill	6,811
Other intangible assets	3,464
TAX ASSETS	17,779
Current	1,901
Deferred	15,878
OTHER ASSETS	8,566
Inventories	4,303

Rest	4,263
TOTAL ASSETS	750,078

Current format
Millions of Euros
LIABILITIES	December 2015
FINANCIAL LIABILITIES HELD FOR TRADING	55,203
Trading derivatives	42,149
Short positions	13,053
Deposits from central banks	-
Deposits from credit institutions	-
Customer deposits	-
Debt certificates	-
Other financial liabilities	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,649
Deposits from central banks	-
Deposits from credit institutions	-
Customer deposits	-
Debt certificates	-
Other financial liabilities	2,649
Of which: Subordinated liabilities (1)	-
FINANCIAL LIABILITIES AT AMORTIZED COST	606,113
Deposits from central banks	40,087
Deposits from credit institutions	68,543
Customer deposits	403,362
Debt certificates	81,980
Other financial liabilities	12,141
Of which: Subordinated liabilities (1)	16,109

HEDGING DERIVATIVES	2,726
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	358
LIABILITIES UNDER INSURANCE CONTRACTS	9,407
PROVISIONS	8,852
Provisions for pensions and similar obligations	6,299
Other long term employee benefits	-
Provisions for taxes and other legal contingencies	616
Provisions for contingent risks and commitments	714
Other provisions	1,223
TAX LIABILITIES	4,721
Current	1,238
Deferred	3,483
OTHER LIABILITIES	4,610

LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	-
TOTAL LIABILITIES	694,638

(1) Subordinated financial liabilities: In the current format they are classified in the subheading Customer deposits and debt certificates

Previous format
Millions of Euros
LIABILITIES	December 2015
FINANCIAL LIABILITIES HELD FOR TRADING	55,203
Deposits from central banks	-
Deposits from credit institutions	-
Customer deposits	-
Debt certificates	-
Trading derivatives	42,149
Short positions	13,053
Other financial liabilities	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,649
Deposits from central banks	-
Deposits from credit institutions	-
Customer deposits	-
Debt certificates	-
Subordinated liabilities	-
Other financial liabilities	2,649
FINANCIAL LIABILITIES AT AMORTIZED COST	606,113
Deposits from central banks	40,087
Deposits from credit institutions	68,543
Customer deposits	403,069
Debt certificates	66,165
Subordinated liabilities	16,109
Other financial liabilities	12,141
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	358

HEDGING DERIVATIVES	2,726
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	-
LIABILITIES UNDER INSURANCE CONTRACTS	9,407
PROVISIONS	8,852
Provisions for pensions and similar obligations (2)	6,299
Provisions for taxes and other legal contingencies	616
Provisions for contingent risks and commitments	714
Other provisions	1,223
TAX LIABILITIES	4,721
Current	1,238
Deferred	3,483
OTHER LIABILITIES	4,610

TOTAL LIABILITIES	694,638

Current format

Millions of Euros
EQUITY	December 2015
STOCKHOLDERS’ FUNDS	50,639
Capital	3,120
Paid up capital	3,120
Unpaid capital which has been called up	-
Share premium	23,992
Equity instruments issued other than capital	-
Equity component of compound financial instruments	-
Other equity instruments issued	-
Other equity	35
Retained earnings	22,588
Revaluation reserves	22
Other reserves	(98)
Reserves or accumulated losses of investments in subsidiaries, joint ventures and associates	(98)
Other	-
Less: Treasury shares	(309)
Profit or loss attributable to owners of the parent	2,642
Less: Interim dividends	(1,352)
ACCUMULATED OTHER COMPREHENSIVE INCOME (2)	(3,349)
Items that will not be reclassified to profit or loss	(859)
Actuarial gains or (-) losses on defined benefit pension plans	(859)
Non-current assets and disposal groups classified as held for sale	-
Share of other recognised income and expense of investments in subsidiaries, joint ventures and associates	-
Other adjustments	-
Items that may be reclassified to profit or loss	(2,490)
Hedge of net investments in foreign operations [effective portion]	(274)
Foreign currency translation	(3,905)
Hedging derivatives. Cash flow hedges [effective portion]	(49)
Available-for-sale financial assets	1,674
Non-current assets and disposal groups classified as held for sale	-
Share of other recognised income and expense of investments in subsidiaries, joint ventures and associates	64
NON-CONTROLLING INTEREST	8,149
Valuation adjustments	(1,346)
Rest	9,495
TOTAL EQUITY	55,439
TOTAL EQUITY AND TOTAL LIABILITIES	750,078

MEMORANDUM ITEM	December 2015

Financial guarantees given	49,876
Contingent commitments	135,733

(1) The heading of Reserves are disclosed in three headings under the current format: Retained earnings, Revaluation Reserves and Other Reserves
(2) Accumulated other comprehensive income corresponds to the heading Valuation Adjustment, with a higher breakdown and different order of the subheadings

Previous format

Millions of Euros
EQUITY	December 2015
STOCKHOLDERS’ FUNDS	50,639
Common Stock	3,120
Issued	3,120
Unpaid and uncalled (-)	-
Share premium	23,992

Reserves (1)	22,512
Accumulated reserves (losses)	22,610
Reserves (losses) of entities accounted for using the equity method	(98)

Other equity instruments	35
Equity component of compound financial instruments	-
Other equity instruments	35
Less: Treasury stock	(309)
Income attributed to the parent company	2,642
Less: Dividends and remuneration	(1,352)
VALUATION ADJUSTMENTS	(3,349)
Available-for-sale financial assets	1,674
Cash flow hedging	(49)

Hedging of net investment in foreign transactions	(274)
Exchange differences	(3,905)
Non-current assets held-for-sale	-
Entities accounted for using the equity method	64
Other valuation adjustments	(859)

NON-CONTROLLING INTEREST	8,149
Valuation adjustments	(1,346)
Rest	9,495
TOTAL EQUITY	55,439
TOTAL LIABILITIES AND EQUITY	750,078

MEMORANDUM ITEM	December 2015

CONTINGENT RISKS	49,876
CONTINGENT COMMITMENTS	135,733

Current format

Millions of Euros
STATEMENT OF PROFIT OR LOSS	June 2015
INTEREST AND SIMILAR INCOME	10,665
INTEREST AND SIMILAR EXPENSES	(3,570)
NET INTEREST INCOME	7,096
DIVIDEND INCOME	236
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	195
FEE AND COMMISSION INCOME	2,801
FEE AND COMMISSION EXPENSES	(682)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES
GAINS OR (-) LOSSES ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS, NET	17
GAINS OR (-) LOSSES ON FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING, NET	161
GAINS OR (-) LOSSES ON DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS, NET	649
GAINS OR (-) LOSSES FROM HEDGE ACCOUNTING, NET	-
EXCHANGE DIFFERENCES (NET)	620
OTHER OPERATING INCOME (2)	546
OTHER OPERATING EXPENSES (2)	(911)
INCOME ON INSURANCE AND REINSURANCE CONTRACTS (2)	1,725
EXPENSES ON INSURANCE AND REINSURANCE CONTRACTS (2)	(1,233)
GROSS INCOME	11,219
ADMINISTRATION COSTS	(4,927)
Personnel expenses	(2,888)
General and administrative expenses	(2,039)
DEPRECIATION	(572)
PROVISIONS OR (-) REVERSAL OF PROVISIONS	(392)
IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT ON FINANCIAL ASSETS NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS	(2,137)
(Financial assets measured at cost)	-
(Available-for-sale financial assets)	(3)
(Loans and receivables	(2,134)
(Held to maturity investments)	-
NET OPERATING INCOME	3,192

(1) The heading net gains (losses) on financial assets and liabilities was eliminated but the breakdown is maintained
(2) The headings Other operating income and Other operating expenses of the previous format are broken down in four headings under the new format, separating the income and expenses covered by insurance and reinsurance contracts.

Previous format

Millions of Euros
STATEMENT OF PROFIT OR LOSS	June 2015
INTEREST AND SIMILAR INCOME	10,665
INTEREST AND SIMILAR EXPENSES	(3,570)
NET INTEREST INCOME	7,096
DIVIDEND INCOME	236
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	195
FEE AND COMMISSION INCOME	2,801
FEE AND COMMISSION EXPENSES	(682)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (1)	826

Financial instruments held for trading	161

Other financial instruments at fair value through profit or loss	17

Other financial instruments not at fair value through profit or loss	649

Rest	-
EXCHANGE DIFFERENCES (NET)	620
OTHER OPERATING INCOME (2)	2,271
OTHER OPERATING EXPENSES (2)	(2,144)

GROSS INCOME	11,219
ADMINISTRATION COSTS	(4,927)
Personnel expenses	(2,888)
General and administrative expenses	(2,039)
DEPRECIATION AND AMORTIZATION	(572)
PROVISIONS (NET)	(392)

IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(2,137)

Loans and receivables	(2,134)
Other financial instruments not at fair value through profit or loss	(3)
NET OPERATING INCOME	3,192

Current format
Millions of Euros
(Continued)	June 2015
NET OPERATING INCOME	3,192
IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT ON NON-FINANCIAL ASSETS	(128)
Tangible assets	(25)
Intangible assets	(3)
Other assets	(100)
GAINS (LOSSES) ON DERECOGNIZED OF NON FINANCIAL ASSETS AND SUBSIDIARIES, NET	23
NEGATIVE GOODWILL RECOGNISED IN PROFIT OR LOSS	22
PROFIT OR (-) LOSS FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE NOT QUALIFYING AS DISCONTINUED OPERATIONS	791

OPERATING PROFIT BEFORE TAX	3,899

TAX EXPENSE OR (-) INCOME RELATED TO PROFIT OR LOSS FROM CONTINUING OPERATION	(941)

PROFIT FROM CONTINUING OPERATIONS	2,958

PROFIT FROM DISCONTINUED OPERATIONS (NET)	-

PROFIT	2,958
Attributable to minority interest [non-controlling interests]	200
Attributable to owners of the parent	2,759

Previous format
Millions of Euros
(Continued)	June 2015
NET OPERATING INCOME	3,192

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(128)

Goodwill and other intangible assets	(3)
Other assets	(125)
GAINS (LOSSES) ON DERECOGNIZED OF NON FINANCIAL ASSETS AND SUBSIDIARIES, NET	23
22
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	791

OPERATING PROFIT BEFORE TAX	3,899

INCOME TAX	(941)

PROFIT FROM CONTINUING OPERATIONS	2,958

PROFIT FROM DISCONTINUED OPERATIONS (NET)	-

PROFIT	2,958
Profit attributable to parent company	2,759
Profit attributable to non-controlling interests	200

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions
Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost

The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.

Associates

Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.

Basic earnings per share

Calculated by dividing “Profit attributable to Parent Company” corresponding to ordinary shareholders of the entity by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).

Basis risk	Risk arising from hedging exposure to one interest rate with exposure to a rate that reprices under slightly different conditions.
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.
Cash flow hedges

Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

Commissions

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

	–	Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected
	–	Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
	–	Fees and commissions generated by a single act are accrued upon execution of that act.

Consolidation method

Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable.

Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations:

	a)	income and expenses in respect of intragroup transactions are eliminated in full.
	b)	profits and losses resulting from intragroup transactions are similarly eliminated.
The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.
Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:

	–	Cash flows: Inflows and outflows of cash and equivalents.
	–	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.
	–	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.
	–	Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.
Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. Such statement distinguishes between income and expenses recognized in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Other comprehensive income” of the consolidated total equity and the consolidated profit for the year comprise the “Total recognized income/expenses of the year”.

Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.

Contingent commitments

Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Control

An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. An investor controls an investee if and only if the investor has all the following:

a)

Power; An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns.

b)

Returns; An investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. The investor’s returns can be only positive, only negative or both positive and negative.

c)

Link between power and returns; An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.

Correlation risk

Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Credit Valuation Adjustment (CVA)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debit Valuation Adjustment (DVA)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.
Debt certificates

Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Deferred tax assets	Taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application.
Defined benefit plans

Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Defined contribution plans

Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.

Deposits from customers

Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, which are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
Derivatives - Hedging derivatives

Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.

Diluted earnings per share

Calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the profit attributable to the parent company corresponding to ordinary shareholders of the entity, if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments, etc.).

Dividends and retributions	Dividend income collected announced during the year, corresponding to profits generated by investees after the acquisition of the stake.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Methods or practices that allow banks to consistently assess risk and attribute capital to cover the economic effects of risk-taking activities.
Effective interest rate

Discount rate that applied to the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration, equals the fair value of a financial instrument.

Employee expenses

All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Equity

The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.

Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity, that is after deducting all of its liabilities.
Equity instruments issued other than capital	Includes equity instruments that are financial instruments other than “Capital” and “Equity component of compound financial instruments”.
Equity Method

Is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

Exchange/translation differences

Exchange differences (P&L): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

Exposure at default	EAD is the amount of risk exposure at the date of default by the counterparty.

Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value hedges

Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.

Financial guarantees

Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

Financial guarantees given	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost

Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.

Goodwill

Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Gross Income

Sum of net interest income, dividend income, share of profit or loss entities accounted for using the equity method, net fee and commission income, net gains and losses on financial assets and liabilities, net exchange differences and net other operating income.

Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Held for trading (assets and liabilities)

Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.

This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

Held-to-maturity investments

Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity.

Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
	a)	A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
	b)	A significant or prolonged drop in fair value below cost in the case of equity instruments.
Income from equity instruments

Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories

Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties

Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Joint arrangement	An arrangement of which two or more parties have joint control.
Joint control	The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
Joint operation

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets of the arrangement and obligations for the liabilities. A joint venturer shall recognize the following for its participation in a joint operation:

	a)	its assets, including any share of the assets of joint ownership;
	b)	its liabilities, including any share of the liabilities incurred jointly;
	c)	income from the sale of its share of production from the joint venture;
	d)	its share of the proceeds from the sale of production from the joint venturer; and
	e)	its expenses, including any share of the joint expenses.

A joint venturer shall account for the assets, liabilities, income and expenses related to its participation in a joint operation in accordance with IFRS applicable to the assets, liabilities, income and expenses specific question.

Joint venture

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venturer shall recognize its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

	a)	A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.
	b)	A lease will be classified as operating lease when it is not a financial lease.
Liabilities included in disposal groups classified as held for sale

The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
Loans and receivables

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

Loss given default (LGD)

It is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.

Net Operating Income	Gross income less administrative costs, amortization, provisions and impairment losses on financial assets.

Non performing financial guarantees given

The balance of non performing risks, whether for reasons of default by customers or for other reasons, for financial guarantees given. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non-Performing Loans (NPL)

The balance of non performing risks, whether for reasons of default by customers or for other reasons, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non-controlling interests

The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Non-current assets and disposal groups held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:
	a)	it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.
	b)	the sale is considered highly probable.

Non-monetary assets

Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.

Option risk	Risks arising from options, including embedded options.

Other financial assets/ liabilities at fair value through profit or loss	Instruments designated by the entity from the inception at fair value with changes in profit or loss.
An entity may only designate a financial instrument at fair value through profit or loss, if doing so more relevant information is obtained, because:
a)

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes called “accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. It might be acceptable to designate only some of a number of similar financial assets or financial liabilities if doing so a significant reduction (and possibly a greater reduction than other allowable designations) in the inconsistency is achieved.

b)

The performance of a group of financial assets or financial liabilities is managed and evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity’s key management personnel.

These are financial assets managed jointly with “Liabilities under insurance contracts” measured at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.

Other Reserves	This heading is broken down as follows:
i )

Reserves or accumulated losses of investments in subsidiaries, joint ventures and associate: include the accumulated amount of income and expenses generated by the aforementioned investments through profit or loss in past years.

	ii)	Other: includes reserves different from those separately disclosed in other items and may include legal reserve and statutory reserve.

Other retributions to employees long term	Includes the amount of compensation plans to employees long term

Own/treasury shares	The amount of own equity instruments held by the entity.

Past service cost

It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.

Potential problem risk

All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.

Probability of default (PD)	It is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction.

Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.

Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provisions for contingent liabilities and commitments

Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.

Provisions or (-) reversal of provisions

Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Recurring revenues	Include net interest margin and income and expenses relating to commissions and similar fees.

Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.

Refinancing Operation

An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their loans (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.

Renegotiated Operation

An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring.

Renewal Operation

An operation arranged to replace another one granted previously by the entity itself, when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the operation is arranged for reasons other than refinancing.

Repricing risk	Risks related to the timing mismatch in the maturity and repricing of assets and liabilities and off-balance sheet short and long-term positions.

Restructured Operation

An operation whose financial conditions are modified for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, in order to enable payment of the loan (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the loan, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.

Retained earnings	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution.
Securitization fund

A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Significant influence

Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (i.e. through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (i.e. through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

	a)	representation on the board of directors or equivalent governing body of the investee;
	b)	participation in policy-making processes, including participation in decisions about dividends or other distributions;
	c)	material transactions between the entity and its investee;
	d)	interchange of managerial personnel; or
	e)	provision of essential technical information.
Stockholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Structured credit products	Special financial instrument backed by other instruments building a subordination structure.

Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. A structured entity often has some or all of the following features or attributes:

	a)	restricted activities.
b)

a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors y passing on risks and rewards associated with the assets of the structured entity to investors.

	c)	insufficient equity to permit the structured entity to finance its activities without subordinated financial support.
	d)	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).
Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.
Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

	a)	an agreement that gives the parent the right to control the votes of other shareholders;
b)

power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

	c)	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.
Tax liabilities	All tax related liabilities except for provisions for taxes.
Territorials bonds	Financial assets or fixed asset security issued with the guarantee of portfolio loans of the public sector of the issuing entity
Tier 1 Capital	Includes: Common stock, parent company reserves, reserves in consolidated companies, non-controlling interests, deduction and others and attributed net income
Tier 2 Capital	Includes: Subordinated, preferred shares, generic countable and non-controlling interest
Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level

VaR figures are estimated following two methodologies:
-

‘VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

	-	VaR with smoothing, which weighs more recent market information more heavily. This is a metric which supplements the previous one.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

Yield curve risk	Risks arising from changes in the slope and the shape of the yield curve.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GOMEZ BARREDO
Name:	RICARDO GOMEZ BARREDO

Title:	Global Head of Accounting and Supervisors

Date: September 26, 2016

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